As filed with the Securities and Exchange Commission on May 16, 1997
                                                      REGISTRATION NO. 333-24821
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   -----------

                     REPUBLIC SECURITY FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

            FLORIDA                           6120                     59-2335075
 (State or other jurisdiction     (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)  Classification Code Number)   Identification Number)

                              4400 CONGRESS AVENUE
                         WEST PALM BEACH, FLORIDA 33407
                                 (561) 840-1200
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                              --------------------

                                 RUDY E. SCHUPP
                              4400 CONGRESS AVENUE
                         WEST PALM BEACH, FLORIDA 33407
                                 (561) 840-1200
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                              --------------------

                                   Copies to:

       JOHN S. FLETCHER, ESQ.                         ROBERT L. GROSSMAN, ESQ.
  MORGAN, LEWIS & BOCKIUS LLP                       GREENBERG, TRAURIG, HOFFMAN,
5300 FIRST UNION FINANCIAL CENTER                  LIPOFF, ROSEN & QUENTEL, P.A.
   200 SOUTH BISCAYNE BOULEVARD                        1221 BRICKELL AVENUE
       MIAMI, FLORIDA  33131                           MIAMI, FLORIDA  33131
           (305) 579-0432                                 (305) 579-0756

                              --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Merger, pursuant to the Merger Agreement described herein, have been satisfied or waived.

                              --------------------

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
=========================================================================================
                                          Proposed
  Title of Each Class                     Maximum        Proposed Maximum      Amount of
    of Securities       Amount to be   Offering Price   Aggregate Offering   Registration
  to be Registered(1)    Registered      Per Share             Price            Fee(3)
-----------------------------------------------------------------------------------------
Common Stock, $.01 par    $712,036     Not applicable     Not applicable        $215.77
value(2)..............
=========================================================================================

(1) This Registration Statement relates to securities of the Registrant issuable to holders of common stock of Family Bank, a Florida state bank ("Family"), in the proposed merger of Family and a wholly owned subsidiary of the Registrant.
(2) Includes preferred share purchase rights. Prior to the occurrence of certain events, such rights will not be exercisable or evidenced separately from the Common Stock.
(3) Pursuant to Rule 457(f), the registration fee was computed on the basis of the market value of the Family Common Stock to be exchanged in the merger computed in accordance with Rule 457(f)(2) on the basis of the book value of the Family Common Stock as of
    March 31, 1997. On March 31, 1997, the book value per share of Family Common Stock, for which there is no established public trading market, was $37.37, and the closing price per share of RSFC Common Stock was $7.75. On May 14, 1997, the closing price per share was $7.625. Given the exchange ratio of 13 shares of RSFC Common Stock for each share of Family Common Stock, the dollar value of one Family share on May 14, 1997 was $99.125, and the aggregate dollar value of the shares of RSFC Common Stock to be issued in the
    Merger was $63,087,214.

                              --------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                              CROSS REFERENCE SHEET
                             PURSUANT TO ITEM 501(B)
                                OF REGULATION S-K

           S-4 ITEMS NUMBER AND CAPTION                LOCATION IN PROXY STATEMENT/PROSPECTUS
           ----------------------------                --------------------------------------
A.   INFORMATION ABOUT THE TRANSACTION

     1.   Forepart of Registration Statement
     and Outside Front Cover Page of Prospectus......   Facing Page; Outside Front Cover Page

     2.   Inside Front and Outside Back Cover
     Pages of Prospectus.............................   Additional Information; Table of Contents

     3.   Risk Factors, Ratio of Earnings to Fixed
     Charges and Other Information ..................   Summary; Risk Factors

     4.   Terms of the Transaction ...................  The Merger; Comparison of Rights of
                                                        Holders of RSFC and Family Common Stock;
                                                        Appendix A - Form of Agreement of Merger
                                                        and Plan of Reorganization

     5.   Pro Forma Financial Information.............  Summary; Unaudited Pro Forma Combined
                                                        Condensed Financial Data

     6.   Material Contracts with the Company
     Being Acquired..................................   Not Applicable

     7.   Additional Information Required for
     Reoffering by Persons and Parties Deemed to be
     Underwriters....................................   Not Applicable

     8.   Interests of Named Experts and
     Counsel.........................................   Legal Matters; Experts

     9.   Disclosure of Commission Position on
     Indemnification for Securities
     Act Liabilities.................................   Not Applicable

B.   INFORMATION ABOUT THE REGISTRANT

     10.  Information With Respect to S-3
     Registrants.....................................   Not Applicable

     11.  Incorporation of Certain Information by
     Reference.......................................   Not Applicable

     12.  Information With Respect to S-2 or S-3
     Registrants.....................................   Certain Information Concerning RSFC

     13.  Incorporation of Certain Information by       Incorporation of Certain Information by
     Reference.......................................   Reference

     14.  Information With Respect to Registrants
     Other Than S-3 or  S-2 Registrants..............   Not Applicable

C.   INFORMATION ABOUT THE COMPANY BEING ACQUIRED

     15.  Information With Respect to S-3 Companies...  Not Applicable

     16.  Information With Respect to S-2 or S-3
     Companies.......................................   Not Applicable

     17.  Information With Respect to Companies
     Other than S-2 or S-3 Companies ................   Certain Information Concerning Family

D.   VOTING AND MANAGEMENT INFORMATION

     18.  Information if Proxies, Consents or
     Authorization Are to Be Solicited ..............   Outside Front Cover Page; Summary;
                                                        Special Meetings; Security Ownership of
                                                        Certain Beneficial Owners and
                                                        Management; The Merger

     19.  Information if Proxies, Consents or
     Authorization Are Not to be Solicited,
     or in Exchange Offer............................   Not Applicable

                     REPUBLIC SECURITY FINANCIAL CORPORATION
                              4400 CONGRESS AVENUE
                         WEST PALM BEACH, FLORIDA 33407

                               _____________, 1997

Dear Shareholder:

    You are cordially invited to attend the Annual Meeting of Shareholders of Republic Security Financial Corporation ("RSFC") which will be held on Friday, June 27, 1997 at 3:00 P.M., local time, at the Palm Beach Airport Hilton, 150 Australian Avenue, West Palm Beach, Florida 33406.

    As described in the enclosed Joint Proxy Statement/Prospectus, at the Annual Meeting, shareholders will be asked to act upon the following proposals (the "Proposals"):

    1. The election of three directors; each to serve until the 2000 Annual Meeting and until his successor is duly elected and qualified.

    2. Approval of an amendment to RSFC's Articles of Incorporation increasing the authorized shares of its common stock (the "RSFC Common Stock") from 20,000,000 to 100,000,000 (the "Amendment to the Articles").

    3. Approval of the Republic Security Financial Corporation 1997 Performance Incentive Plan.

    4. Approval of the Agreement and Plan of Merger, dated as of January 7, 1997 (the "Merger Agreement"), by and among RSFC, Republic Security Bank (the "Bank") and Family Bank ("Family"), providing for the merger of Family with and into the Bank, a wholly owned subsidiary of RSFC (the "Merger"). Approval of the Merger Agreement is conditioned upon approval of the Amendment to the Articles.

    Pursuant to the Merger, each share of common stock of Family will be converted into 13 shares of RSFC Common Stock. The Amendment to the Articles will provide a sufficient number of authorized and unissued shares of RSFC Common Stock to issue upon the consummation of the Merger as well as additional shares for issuance under the 1997 Performance Incentive Plan.


    THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF RSFC AND ITS SHAREHOLDERS. IN ADDITION, THE BOARD OF DIRECTORS HAS RECEIVED THE OPINION OF ITS FINANCIAL ADVISER, RAYMOND JAMES & ASSOCIATES, INC., AS OF MAY , 1997, TO THE EFFECT THAT THE MERGER IS FAIR FROM A FINANCIAL POINT OF VIEW TO RSFC'S SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE AT THE ANNUAL MEETING IN FAVOR OF THE MERGER AGREEMENT AND THE AMENDMENT TO THE ARTICLES.


    Only holders of RSFC Common Stock of record at the close of business on May 1, 1997 are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

    You are urged to read the enclosed Joint Proxy Statement/Prospectus, which provides you with a description of each of the Proposals to be voted upon at the Annual Meeting

    Because of the significance of the proposed Merger to RSFC, your participation in this meeting, in person or by proxy, is especially important. It is very important that your shares be represented at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are urged to complete, date, sign and return the proxy card in the enclosed postage paid envelope. Your shares will be voted at the Annual Meeting in accordance with your instructions. You can revoke the proxy at any time prior to voting and the giving of a proxy will not affect your right to vote in the event you attend the Annual Meeting in person.

    Thank you and I look forward to seeing you at the Annual Meeting.

                                   Sincerely,

                                   Rudy E. Schupp
                                   CHAIRMAN OF THE BOARD AND
                                   CHIEF EXECUTIVE OFFICER

                                   FAMILY BANK
                      1000 EAST HALLANDALE BEACH BOULEVARD
                            HALLANDALE, FLORIDA 33009

                            __________________, 1997

Dear Shareholder:


    You are cordially invited to attend the Special Meeting of Shareholders of Family Bank ("Family") which will be held on Friday, June 27, 1997 at 10:00 A.M., local time, at the Hallandale Cultural Center located at 410 SE 3rd Street, Hallandale, Florida 33009.


    At the Special Meeting, shareholders will be asked to approve the Agreement and Plan of Merger, dated as of January 7, 1997 (the "Merger Agreement"), by and among Family, Republic Security Financial Corporation ("RSFC") and Republic Security Bank (the "Bank"), providing for the merger of Family with and into the Bank, a wholly owned subsidiary of RSFC (the "Merger"), together with the Plan of Merger and Merger Agreement, dated as of January 7, 1997 (the "Plan of Merger"), by and between Family and the Bank, which is the instrument to be filed with the Florida Department of Banking and Finance to effect the Merger. Pursuant to the Merger, each share of common stock of Family will be converted into 13 shares of the common stock of RSFC.


    THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF FAMILY AND ITS SHAREHOLDERS. IN ADDITION, THE BOARD OF DIRECTORS HAS RECEIVED THE OPINION OF ITS FINANCIAL ADVISOR, RYAN, BECK & CO., AS OF MAY __, 1997 TO THE EFFECT THAT THE MERGER IS FAIR FROM A FINANCIAL POINT OF VIEW TO FAMILY'S SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AS BEING IN THE BEST INTERESTS OF FAMILY AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE AT THE SPECIAL MEETING IN FAVOR OF THE MERGER AGREEMENT AND THE PLAN OF MERGER.

    Only holders of Family Common Stock of record at the close of business on May 15, 1997 are entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof.


    A Notice of the Special Meeting and a Joint Proxy Statement/Prospectus containing detailed information concerning the Merger is attached. Please read this material carefully.

    Your participation in the Special Meeting, in person or by proxy, is important. It is very important that your shares be represented at the Special Meeting. Whether or not you plan to attend the Special Meeting, you are urged to complete, date, sign and return the proxy card in the enclosed postage paid envelope. Your shares will be voted at the Special Meeting in accordance with your instructions. You can revoke the proxy at any time prior to voting and the giving of a proxy will not affect your right to vote in the event you attend the Special Meeting in person.

                                   Sincerely,

                                   Carol R. Owen
                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER

                     REPUBLIC SECURITY FINANCIAL CORPORATION

                              4400 CONGRESS AVENUE
                         WEST PALM BEACH, FLORIDA 33407


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 27, 1997

    The Annual Meeting of Shareholders of Republic Security Financial Corporation ("RSFC") will be held on Friday, June 27, 1997 at the Palm Beach Airport Hilton, 150 Australian Avenue, West Palm Beach, Florida 33406 at 3:00 P.M., local time, to consider the following matters:

    1. The election of three directors; each to serve until the 2000 Annual Meeting and until his successor is duly elected and qualified.

    2. Approval of an amendment to RSFC's Articles of Incorporation increasing the authorized shares of its common stock (the "RSFC Common Stock") from 20,000,000 to 100,000,000 (the "Amendment to the Articles").

    3. Approval of the Republic Security Financial Corporation 1997 Performance Incentive Plan.

    4. Approval of the Agreement and Plan of Merger, dated as of January 7, 1997 (the "Merger Agreement"), by and among RSFC, Republic Security Bank (the "Bank") and Family Bank ("Family"), providing for the merger of Family with and into the Bank, a wholly owned subsidiary of RSFC (the "Merger"). Approval of the Merger Agreement is conditioned upon approval of the Amendment to the Articles.

    5. Such other business as may properly be brought before the Annual Meeting.

    The Board of Directors has fixed the close of business on May 1, 1997, as the record date for determining shareholders of RSFC entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. A list of shareholders entitled to notice of the meeting shall be available for inspection by any shareholder, during regular business hours, for a period of ten days prior to the meeting at the principal executive office of RSFC and at the Annual Meeting.

    You are cordially invited to attend the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are urged to complete, date, sign and return at your earliest convenience, in the envelope provided, the enclosed proxy card which is being solicited on behalf of RSFC's Board of Directors. The proxy card shows the form in which your shares of RSFC Common Stock are registered. Your signature must be in the same form. Your shares will be voted at the Annual Meeting in accordance with your instructions. You can revoke the proxy at any time prior to voting and the giving of a proxy will not affect your right to vote in the event you attend the Annual Meeting in person. We look forward to seeing you.

                                  By Order of the Board of Directors,

                                  H. Gearl Gore
                                  SECRETARY

West Palm Beach, Florida
___________ , 1997

                                   FAMILY BANK

                      1000 EAST HALLANDALE BEACH BOULEVARD
                            HALLANDALE, FLORIDA 33009

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 27, 1997


     A Special Meeting of Shareholders of Family Bank ("Family") will be held on Friday, June 27, 1997 at 10:00 A.M., local time, at the Hallandale Cultural Center, located at 410 SE 3rd Street, Hallandale, Florida 33009 to consider the following proposals:


    1. Approval of the Agreement and Plan of Merger, dated as of January 7, 1997 (the "Merger Agreement"), by and among Family, Republic Security Financial Corporation ("RSFC") and Republic Security Bank (the "Bank"), providing for the merger of Family with and into the Bank, a wholly owned subsidiary of RSFC (the "Merger").


    2. Approval of the Plan of Merger and Merger Agreement, dated as of January 7, 1997 (the "Plan of Merger"), by and between Family and the Bank, which is the instrument to be filed with the Florida Department of Banking and Finance to effect the Merger.


    3. Such other business as may properly be brought before the Special
    Meeting.


    The Board of Directors has fixed the close of business on May 15, 1997, as the record date for determining shareholders of Family entitled to notice of and to vote at the Special Meeting and at any adjournments or postponements thereof. A list of shareholders entitled to notice of the meeting shall be available for inspection by any shareholder, during regular business hours, for a period of ten days prior to the meeting at the principal executive office of Family and at the Special Meeting.


    Pursuant to Section 658.44 of the Florida Banking Code, each dissenting Family shareholder, whether or not entitled to vote at the Special Meeting, is entitled to payment in cash of the value of the shares held by such shareholder only if such shareholder either (i) votes against the Plan of Merger at the Special Meeting or (ii) gives written notice to Family, at or prior to the Special Meeting, that the shareholder dissents from the Plan of Merger. Shareholders will also have the option of voting against the Plan of Merger and electing to receive shares of RSFC common stock in accordance with the exchange ratio described in the Merger Agreement rather than the cash payment required by
Section 658.44

    You are cordially invited to attend the Special Meeting. Whether or not you plan to attend the Special Meeting, you are urged to complete, date, sign and return at your earliest convenience, in the envelope provided, the enclosed proxy card which is being solicited on behalf of Family's Board of Directors. The proxy card shows the form in which your shares of Family common stock are registered. Your signature must be in the same form. Your shares will be voted at the Special Meeting in accordance with your instructions. You can revoke the proxy at any time prior to voting and the giving of a proxy will not affect your right to vote in the event you attend the Special Meeting in person. We look forward to seeing you.

                                By Order of the Board of Directors,

                                Lynn W. Fromberg
                                SECRETARY

Hallandale, Florida
______________, 1997

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                   SUBJECT TO COMPLETION, DATED MAY 16, 1997


                     REPUBLIC SECURITY FINANCIAL CORPORATION
                                       AND
                                   FAMILY BANK
                              JOINT PROXY STATEMENT

                                  -------------


                     REPUBLIC SECURITY FINANCIAL CORPORATION
                                   PROSPECTUS
                        8,273,733 SHARES OF COMMON STOCK


    This Joint Proxy Statement/Prospectus ("Joint Proxy Statement/Prospectus") is being furnished to shareholders of Republic Security Financial Corporation ("RSFC") and Family Bank ("Family") in connection with the solicitation of proxies by the Board of Directors of RSFC from holders of RSFC's outstanding shares of common stock, par value $0.01 per share (the "RSFC Common Stock"), for use at an annual meeting of shareholders of RSFC (together with any adjournments or postponements thereof, the "RSFC Annual Meeting") and in connection with the solicitation of proxies by the Board of Directors of Family from holders of Family's outstanding shares of common stock, par value $5.00 per share (the "Family Common Stock"), for use at a special meeting of shareholders of Family (together with any adjournments or postponements thereof, the "Family Special Meeting" and, together with the RSFC Annual Meeting, the "Shareholder Meetings").


    This Joint Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Family with and into Republic Security Bank, a Florida state bank (the "Bank"), a wholly owned subsidiary of RSFC, pursuant to the Agreement and Plan of Merger, dated as of January 7, 1997, among RSFC, the Bank and Family (the "Merger Agreement"). As a consequence of the Merger, at the effective time of the Merger, each outstanding share of Family Common Stock will be converted into the right to receive 13 shares of RSFC Common Stock as more fully described in this Joint Proxy Statement/Prospectus. On March 31, 1997, the book value per share of Family Common Stock, for which there is no established public trading market, was $37.37, and the closing price per share of RSFC Common Stock was $7.75. On May 14, 1997, the closing price per share of RSFC Common Stock was $7.625. Given the exchange ratio of 13 shares of RSFC Common Stock for each share of Family Common Stock, the equivalent market value of one Family share on May 14, 1997 was $99.125, and the aggregate dollar value of the shares of RSFC Common Stock to be issued in the Merger was $63,087,214.


    For shareholders of RSFC, this Joint Proxy Statement/Prospectus also relates to the election of three directors, approval of an amendment to the RSFC Articles of Incorporation to increase the number of authorized shares and the approval of the 1997 Performance Incentive Plan.

    This Joint Proxy Statement/Prospectus also constitutes a prospectus of RSFC with respect to shares of the RSFC Common Stock issuable to Family shareholders upon consummation of the Merger. All information concerning RSFC contained in this Joint Proxy Statement/Prospectus has been furnished by RSFC and all information concerning Family has been furnished by Family.


    This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to shareholders of RSFC and Family on or about May __, 1997.

    SEE "RISK FACTORS" BEGINNING ON PAGE 28 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHAREHOLDERS OF RSFC AND FAMILY SHOULD CONSIDER IN CONNECTION WITH THEIR VOTE.

                              --------------------

  THE SECURITIES TO WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS REFERS HAVE NOT
    BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR
       ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

   THE SHARES OF RSFC COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                         OR ANY OTHER GOVERNMENT AGENCY


       THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS MAY __, 1997.

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

     NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR THE SALE OF ANY SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF RSFC OR FAMILY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION

     RSFC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning RSFC may be inspected and copied at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, where copies may be obtained at prescribed rates, as well as at the following regional offices: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding RSFC. The RSFC Common Stock is listed on the Nasdaq National Market. Copies of reports, proxy statements and other information concerning RSFC may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Family is not subject to the informational requirements of the Exchange Act and thus does not file periodic reports, proxy statements or other information with the Commission.

     RSFC has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission with respect to the shares of RSFC Common Stock to be issued by it in the Merger. This Joint Proxy Statement/Prospectus constitutes the Prospectus of RSFC that is filed as part of such Registration Statement. As permitted by the rules and regulations of the Commission, this Joint Proxy Statement/Prospectus omits certain information contained in the Registration Statement and reference is hereby made to the Registration Statement for further information with respect to RSFC and the RSFC Common Stock.

     All information contained in this Joint Proxy Statement/Prospectus with respect to RSFC and the Bank, except such information described under "The Merger--Opinion of Raymond James & Associates, Inc.," has been supplied by RSFC for inclusion herein and has not been independently verified by Family. All information contained in this Joint Proxy Statement/Prospectus with respect to Family, except such information described under "The Merger--Opinion of Ryan, Beck & Co.," has been supplied by Family for inclusion herein and has not been independently verified by RSFC.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Commission by RSFC (File No. 0-14671) are incorporated in this Joint Proxy Statement/Prospectus by reference:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act, on March 19, 1997.

     2. Current Report on Form 8-K filed with the Commission on January 13,
1997.


     3. Quarterly Report on Form 10-Q filed with the Commission on April 14,
1997.


     All reports and other documents filed by RSFC after the date of this Joint Proxy Statement/Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the date of its Annual Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such reports or documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in another document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED HEREIN BY REFERENCE) ARE AVAILABLE UPON REQUEST FROM REPUBLIC SECURITY FINANCIAL CORPORATION, 4400 CONGRESS AVENUE, P.O. BOX 4298, WEST PALM BEACH, FLORIDA 33402-4298, ATTENTION: SECRETARY, TELEPHONE: (561) 840-7841. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY __________, 1997.

                       CERTAIN FORWARD-LOOKING STATEMENTS

     THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS ABOUT THE BUSINESS, OPERATIONS AND FINANCIAL CONDITION OF RSFC, FAMILY AND THE BANK, OF FAMILY AND THE BANK FOLLOWING THE MERGER (THE "COMBINED BANK") AND OF RSFC AND THE COMBINED BANK FOLLOWING THE MERGER (THE "COMBINED COMPANY") AND VARIOUS STATEMENTS CONTAINED UNDER THE CAPTIONS "SUMMARY," "RISK FACTORS," "THE MERGER," "CERTAIN INFORMATION CONCERNING RSFC" AND "CERTAIN INFORMATION CONCERNING FAMILY." THE ACTUAL RESULTS OF RSFC, FAMILY AND THE COMBINED COMPANY COULD DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS.

     THE COMBINED COMPANY MUST SUCCESSFULLY INTEGRATE THE OPERATIONS OF THE BANK AND FAMILY. AMONG THE FACTORS THAT COULD AFFECT THE COMBINED COMPANY'S ABILITY TO ACHIEVE ITS GOALS, AND CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS, INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING:

        - THE ABILITY OF THE COMBINED COMPANY TO INTEGRATE SUCCESSFULLY THE BANK AND FAMILY OPERATIONS IN A TIMELY MANNER AND TO CONTAIN RESTRUCTURING EXPENSES;

        - RAPID CHANGES IN INTEREST RATES;

        - ADVERSE ECONOMIC CONDITIONS IN PALM BEACH AND BROWARD COUNTIES,
          FLORIDA;

        - INTENSE COMPETITION FOR DEPOSITORS AND BORROWERS FROM FINANCIAL INSTITUTIONS WITH MUCH GREATER RESOURCES THAN THE COMBINED BANK;

        - ADVERSE CHANGES IN LAWS AND REGULATIONS; AND

        - RAPID GROWTH AND SIGNIFICANT CHANGES IN THE COMBINED BANK'S LOAN PORTFOLIO COMPOSITION.

     THESE AND OTHER RISKS AND UNCERTAINTIES AFFECTING THE COMBINED COMPANY ARE DISCUSSED IN GREATER DETAIL IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

                                                                      [FOR RSFC]

                                TABLE OF CONTENTS

AVAILABLE INFORMATION ................................................    ii

INCORPORATION OF CERTAIN
INFORMATION BY REFERENCE .............................................    ii


RSFC ANNUAL MEETING ..................................................     1
  Proposal 1: Election of Directors ..................................     1
  Stock Performance ..................................................     5
  Proposal 2: Amendment to Articles of Incorporation .................     6
  Proposal 3: 1997 Performance Incentive Plan ........................     7

PROPOSAL 4: AGREEMENT AND PLAN
OF MERGER ............................................................    13

SUMMARY ..............................................................    14
  The Companies ......................................................    14
  Shareholder Meetings ...............................................    14
  Dissenters' Rights of Appraisal ....................................    15
  The Merger .........................................................    15
  Risk Factors .......................................................    18
  Selected Consolidated Financial Data--
    Republic Security Financial Corporation ..........................    19
  Selected Financial Data--Family Bank ...............................    24
  Market Price and Dividend Data .....................................    26
  Selected Comparative Per Share Data ................................    27

RISK FACTORS .........................................................    28

MARKET PRICE AND DIVIDEND DATA .......................................    32

SHAREHOLDER MEETINGS .................................................    34

VOTING AND PROXY INFORMATION .........................................    35
  RSFC ...............................................................    35
  Family .............................................................    35
  Proxies ............................................................    36

DISSENTERS' RIGHTS OF APPRAISAL ......................................    37

THE MERGER ...........................................................    38
  Background to the Merger ...........................................    38
  RSFC Reasons for the Merger; Potential Adverse
  Effects of the Merger; and Recommendation
    of RSFC's Board of Directors .....................................    40
  Opinion of Raymond James & Associates, Inc. ........................    41
  Family Reasons For The Merger; Potential Adverse
    Effects of the Merger; and Recommendation
    of Family's Board of Directors ...................................    43
  Opinion of Ryan, Beck & Co. ........................................    43
  The Merger Agreement ...............................................    50
  Certain Federal Income Tax Consequences ............................    55
  Restrictions on Resales of Securities ..............................    56
  Accounting Treatment ...............................................    57
  Interests of Certain Persons in the Merger .........................    57
  Regulatory Approvals ...............................................    58
  Plan of Merger and Merger Agreement ................................    58

UNAUDITED PRO FORMA COMBINED
CONDENSED FINANCIAL DATA .............................................    59

MANAGEMENT FOLLOWING THE MERGER ......................................    67
  Executive Compensation, Benefits and Related Matters ...............    70
  Management Indebtedness ............................................    75

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT ................................................    77
  RSFC ...............................................................    77
  Family .............................................................    78

COMPARISON OF RIGHTS OF HOLDERS OF RSFC AND
FAMILY COMMON STOCK ..................................................    79
  Authorized Capital Stock ...........................................    79
  Board of Directors .................................................    79
  Cumulative Voting ..................................................    79
  Preemptive Rights ..................................................    80
  Special Meetings of Shareholders; Action Without
    a Meeting ........................................................    80
  Mergers, Share Exchanges and Sales of Assets .......................    80
  Amendment of Articles of Incorporation and of Bylaws ...............    80
  Rights of Dissenting Shareholders ..................................    81
  Dividends ..........................................................    81
  Certain Anti-Takeover Provisions ...................................    81

CERTAIN INFORMATION CONCERNING RSFC ..................................    85
  Business ...........................................................    85
  Management's Discussion and Analysis of Financial
    Condition and Results of Operations ..............................    96
    Recent Developments...............................................   111


CERTAIN INFORMATION CONCERNING FAMILY ................................   113
  Business ...........................................................   113
  Management's Discussion and Analysis of Financial
    Condition and Results of Operations ..............................   121

PROXY SOLICITATION ...................................................   131

LEGAL MATTERS ........................................................   131

EXPERTS ..............................................................   131

SHAREHOLDER PROPOSALS.................................................   131

INDEX TO FINANCIAL STATEMENTS ........................................   F-1


ANNEX A:       Agreement and Plan of Merger                              A-1
ANNEX B:       Plan of Merger and Merger
                  Agreement ..........................................   B-1
ANNEX C:       Form of Opinion of Raymond James &
                  Associates, Inc. ...................................   C-1
ANNEX D:       Form of Opinion of Ryan, Beck & Co. ...................   D-1
ANNEX E:       Dissenters Rights Provisions of the
                  Florida Banking Code ...............................   E-1
ANNEX F:       Text of Amendment to Articles of
                  Incorporation ......................................   F-1
ANNEX G:       Republic Security Financial Corporation
                 1997 Performance Incentive Plan .....................   G-1

                                                                [FOR FAMILY]

                                TABLE OF CONTENTS

AVAILABLE INFORMATION .................................................   ii

INCORPORATION OF CERTAIN
INFORMATION BY REFERENCE ..............................................   ii

SUMMARY
  The Companies .......................................................
  Shareholder Meetings ................................................
  Dissenters' Rights of Appraisal .....................................
  The Merger ..........................................................
  Risk Factors ........................................................
  Selected Consolidated Financial Data--
    Republic Security Financial Corporation ...........................
  Selected Financial Data--Family Bank ................................
  Market Price and Dividend Data ......................................
  Selected Comparative Per Share Data .................................

RISK FACTORS ..........................................................

MARKET PRICE AND DIVIDEND DATA ........................................

SHAREHOLDER MEETINGS ..................................................

VOTING AND PROXY INFORMATION ..........................................
  RSFC ................................................................
  Family ..............................................................
  Proxies .............................................................

DISSENTERS' RIGHTS OF APPRAISAL .......................................

THE MERGER ............................................................
  Background to the Merger ............................................
  RSFC Reasons for the Merger; Potential Adverse
    Effects of the Merger; and Recommendation
    of RSFC's Board of Directors ......................................
  Opinion of Raymond James & Associates, Inc. .........................
  Family Reasons For The Merger; Potential Adverse
    Effects of the Merger; and Recommendation
    of Family's Board of Directors ....................................
  Opinion of Ryan, Beck & Co. .........................................
  The Merger Agreement ................................................
  Certain Federal Income Tax Consequences .............................
  Restrictions on Resales of Securities ...............................
  Accounting Treatment ................................................
  Interests of Certain Persons in the Merger ..........................
  Regulatory Approvals ................................................
  Plan of Merger and Merger Agreement .................................

UNAUDITED PRO FORMA COMBINED
CONDENSED FINANCIAL DATA ..............................................

MANAGEMENT FOLLOWING THE MERGER .......................................
  Executive Compensation, Benefits and Related Matters ................
  Management Indebtedness .............................................

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT ......................................
  RSFC ................................................................
  Family ..............................................................

COMPARISON OF RIGHTS OF HOLDERS OF RSFC
AND FAMILY COMMON STOCK ...............................................
  Authorized Capital Stock ............................................
  Board of Directors ..................................................
  Cumulative Voting ...................................................
  Preemptive Rights ...................................................
  Special Meetings of Shareholders; Action Without
     a Meeting ........................................................
  Mergers, Share Exchanges and Sales of Assets ........................
  Amendment of Articles of Incorporation and of Bylaws ................
  Rights of Dissenting Shareholders ...................................
  Dividends ...........................................................
  Certain Anti-Takeover Provisions ....................................


CERTAIN INFORMATION CONCERNING RSFC ...................................
  Business ............................................................
  Management's Discussion and Analysis of
    Financial Condition and Results of Operations .....................
    Recent Developments ...............................................


CERTAIN INFORMATION CONCERNING
FAMILY ................................................................
  Business ............................................................
  Management's Discussion and Analysis of
    Financial Condition and Results of Operations .....................

PROXY SOLICITATION ....................................................

LEGAL MATTERS .........................................................

EXPERTS ...............................................................

SHAREHOLDER PROPOSALS .................................................

INDEX TO FINANCIAL STATEMENTS .........................................  F-1

ANNEX A:       Agreement and Plan of Merger............................  A-1
ANNEX B:       Plan of Merger and Merger
                 Agreement ............................................  B-1
ANNEX C:       Form of Opinion of Raymond James &
                 Associates, Inc. .....................................  C-1
ANNEX D:       Form of Opinion of Ryan, Beck & Co. ....................  D-1
ANNEX E:       Dissenters Rights Provisions of the
                  Florida Banking Code ................................  E-1

                               RSFC ANNUAL MEETING

    The accompanying proxy is solicited by the Board of Directors of RSFC (the "RSFC Board") for use at the RSFC Annual Meeting of Shareholders of RSFC to be held on Friday, June 27, 1997 at 3:00 P.M. local time, at the Palm Beach Airport Hilton, 150 Australian Avenue, West Palm Beach, Florida 33406, and at any postponements or adjournments thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. A proxy may be revoked at any time prior to voting by providing the Secretary with written notice revoking such proxy or a duly executed proxy bearing a later date, or by attending the meeting and voting in person. Attending the meeting by itself will not revoke a proxy previously given.


    Holders of shares of RSFC Common Stock of record at the close of business on May 1, 1997, will be entitled to vote on all matters presented at the RSFC Annual Meeting and at any postponement thereof. As of such date, there were 7,854,982 shares of RSFC Common Stock issued and outstanding. Each share of RSFC Common Stock entitles the holder to one vote in the election of directors, the approval of the amendment to the RSFC Articles of Incorporation to increase the number of authorized shares, the adoption of the 1997 Performance Incentive Plan and the proposal to approve the Merger Agreement as well as all other matters voted upon by the shareholders. A majority of the outstanding shares of RSFC Common Stock is necessary to constitute a quorum for the transaction of business at the RSFC Annual Meeting. Directors are elected by, and the other three proposals will be approved by, the affirmative vote of a plurality of the votes cast at the RSFC Annual Meeting. Abstentions and broker non-votes will, if present, be counted for purposes of establishing a quorum at the RSFC Annual Meeting but will not be counted for purposes of the number of votes cast at the meeting.


                                   PROPOSAL 1:

                              ELECTION OF DIRECTORS

    The RSFC Board, which is currently comprised of nine members, is divided into three classes. The prescribed term for a director is three years. Each class is comprised of three members. All members of Class 1 are standing for re-election in 1997.

    RSFC has no reason to believe that any nominee for election will not be able to serve his prescribed term. The persons named in the proxy will, however, have discretionary authority to vote for another if a nominee is unable or unwilling to serve.

    Set forth below is information regarding such nominees and other directors whose terms of office will continue after the Annual Meeting, including their ages and principal occupations or employment and business experience during the last five years.

NOMINEES FOR ELECTION AS DIRECTORS THROUGH 2000

CLASS 1 DIRECTORS (TERMS EXPIRE 1997):

    Richard J. Haskins, 47, has been Executive Vice President and Chief Financial Officer of RSFC and the Bank since 1989, Senior Vice President of RSFC and the Bank since August 1984, and a Director of RSFC and the Bank since 1986. For ten years prior to 1984, he had been an accountant with the West Palm Beach, Florida office of Deloitte Haskins & Sells, certified public accountants, where he held the position of Manager.

    Lennart E. Lindahl, Jr., 53, has been a Director of RSFC since its inception. From 1970 through 1994, he was President of Lindahl, Browning, Ferrari & Hellstrom, Inc., Consulting Engineers in Jupiter, Florida, and currently serves as its Chairman of the Board. He is past chairman of the Economic Council of Palm Beach County and past president of the Palm Beach County Development Board. Additionally, he currently serves as a member and was a past Chairman of the Florida Inland Navigation District.

    Bruce E. Wiita, M.D., 59, has been a Director of RSFC since its inception. He is a surgeon and urologist practicing in Jupiter and Palm Beach Gardens since 1973. He is the former Chief of Staff of the Jupiter Hospital and Chief of Surgery of the Palm Beach Gardens Hospital and Jupiter Hospital. Currently, he is a Director of the American Heritage Management and Development Corporation, a real estate development company, and Chairman of the DevMed Group Inc., a medical device manufacturing corporation.

DIRECTORS WHOSE TERMS DO NOT EXPIRE THIS YEAR

CLASS 2 DIRECTORS (TERMS EXPIRE 1998):

    H. Gearl Gore, 49, has been a Director and the Secretary of RSFC since its inception. He has been the President of H. Gearl Gore, Inc., a real estate appraisal firm in Jupiter, Florida since 1983. In 1996 approximately 43% of that firm's gross revenues were derived from appraisal services provided to the Bank. Mr. Gore has been the President and Chief Operating Officer of Northco Investment Properties, Inc., a real estate brokerage firm in Jupiter, Florida, from 1981 to present. From 1975 to 1980 he was Florida state sales director for United Sun Life Insurance Co. He served as a Councilman for the Town of Jupiter from 1981 to 1983.

    William F. Spitznagel, 70, has been a Director of RSFC since its inception through December 31, 1986 and from February 21, 1987 to present. He was Chairman and President of Roadway Services, Inc., a motor freight company, from 1978 until his retirement in 1981. He presently serves as a consultant to that company.

    William Wolfson, 68, has been a Director of RSFC since 1993. He has been a certified public accountant since 1960 and in 1994 retired as senior partner in the accounting firm of Wolfson, Milowsky, Melzer, Ettinger & Wieselthier, P.C.

CLASS 3 DIRECTORS (TERMS EXPIRE 1999):

    Richard C. Rathke, 65, has been a Director of RSFC since its inception. He has been the President of RCR Enterprises, Inc., a real estate development firm in Jupiter, Florida, since 1979. From 1966 to 1979 he was the President and owner of Trans Pacific Trading Co. of Fort Lauderdale, Florida, a firm engaged in importing and retail sales.

    Rudy E. Schupp, 46, has been President and Chief Executive Officer of RSFC since 1985, and the President and Chief Executive Officer of the Bank since its inception. From 1980 to 1984, Mr. Schupp was employed by AmeriFirst Bank, FSB, Miami, Florida, where he held the position of Division Vice President and, previously, was Senior Vice President and Division Manager of the Orlando Division of AmeriFirst Bank, FSB. Mr. Schupp was Manager in Consumer Bank Planning and Marketing at First Union National Bank, Charlotte, North Carolina, from 1977 to 1980.

    Victor Siegel, M.D., 49, has been a Director of RSFC since 1989. He is a physician and surgeon specializing in Obstetrics and Gynecology and has been practicing in Palm Beach County since January 1982. Dr. Siegel was a member of the Florida and Palm Beach County Medical Associations and was Executive Director of Finance for the Palm Beach County Medical Society in 1986. He has been Chief of the Department of Obstetrics and Gynecology at Wellington Hospital since 1993. He is also on the board of directors for the nonprofit Jupiter Theater of the Performing Arts.

COMMITTEES OF THE RSFC BOARD AND MEETING ATTENDANCE

    During the year ended December 31, 1996, there were 12 regular meetings of the RSFC Board, and one special meeting. Each director attended at least 75% of the meetings of the RSFC Board and of committees of the RSFC Board on which such director served.

    The RSFC Board has an Audit Committee that reviews, reports to and advises the RSFC Board with respect to various auditing and accounting matters involving the selection of and the nature of services to be performed by RSFC's independent auditors, the performance of the auditors and the fees to be paid to them, the scope of audit procedures and RSFC's accounting procedures and internal controls. The members of the Audit Committee are Directors Gore,

Wolfson and Rathke. Four Audit Committee meetings were held during the year ended December 31, 1996.

    The RSFC Board has a Compensation Committee that investigates comparative compensation, reviews levels of staffing and compensation and reports its findings and recommendations to the RSFC Board. The members of the Compensation Committee are Directors Lindahl, Spitznagel and Wiita. Four Compensation Committee meetings were held during the year ended December 31, 1996.

    The RSFC Board has a Nominating Committee, which reviews the qualifications of candidates for the Board and reports its findings and recommendations to the Board. The members of the Nominating Committee are Directors Spitznagel, Siegel, Haskins and Lindahl. One Nominating Committee meeting was held during the year ended December 31, 1996. The Nominating Committee will consider proposals for nominees for Director from shareholders which are made in writing to the Secretary of RSFC at 4400 Congress Avenue, West Palm Beach, Florida, 33407-3288.

DIRECTOR COMPENSATION

    Each director, excluding Messrs. Schupp and Haskins, receives a retainer of $200 per month plus $325 for attendance at RSFC Board meetings and $200 for each committee meeting attended.

CERTAIN TRANSACTIONS

    Mr. Gore owns a real estate appraisal firm that received fees from the Bank for appraisals of real estate relating to loan transactions. During the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, such fees aggregated approximately $50,000, $58,000 and $140,000, respectively. See "Management Indebtedness to the Bank."

CONSENT TO FINDINGS OF EXCHANGE ACT VIOLATIONS

    On October 22, 1993, RSFC and Mr. Haskins consented, without admitting or denying the matters therein, to findings of the Commission that he caused violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Rules 12b-20 and 13a-13 promulgated thereunder and to an order of the Commission that he cease and desist from committing or causing future violations of such provisions. RSFC's and Mr. Haskins' consents were given in connection with a determination that RSFC failed to record timely a loss on a certain lease transaction in its Form 10-Q for the quarter ended June 30, 1989 and that Haskins, as RSFC's chief financial officer, determined not to record the loss in such 10-Q.

EXECUTIVE COMPENSATION, BENEFITS AND RELATED MATTERS

See "Management Following the Merger--Executive Compensation, Benefits and Related Matters" on page 66 of this Joint Proxy Statement/Prospectus. For the Report of the Compensation Committee, see page 68 of this Joint Proxy Statement/Prospectus.

MANAGEMENT INDEBTEDNESS TO THE BANK

See "Management Following the Merger--Management Indebtedness to the Bank" on page 71 of this Joint Proxy Statement/Prospectus.

                                STOCK PERFORMANCE

    Set forth below is a five-year comparison of the total shareholder return of RSFC with both a broad equity market index and a peer group. The table assumes $100 was invested on December 31, 1991 and shows the cumulative total return as of each December 31 thereafter.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
Among RSFC, the Russell 2000 Index and the Commercial Banks Peer Group

======================================================  ==========  ========== =========== ==========  =========  =========
                                                                                   December 31,
                                                              1991        1992        1993       1994       1995       1996
======================================================  ==========  ========== =========== ==========  =========  =========
Republic Security Financial Corp.                             $100         $93        $113       $117       $160       $184
Commercial Banks Peer Group                                    100         167         181        190        191        249
Russell 2000                                                   100         119         141        139        178        207
======================================================  ==========  ========== =========== ==========  =========  =========

    The board equity market index used was the Russell 2000 and the peer group represents publicly traded commercial banks with asset size between $285,000,000 and $350,000,000 at December 31, 1996. The companies in the commercial bank peer group are as follows:

================================================================================
                                COMMERCIAL BANKS
================================================================================

        Belmont Bancorp                      Fidelity Bancorp, Inc.
        Royal Bankshares PA, Inc.            First Mut Bancorp Inc.
        Bryn Mawr Bank Corp.                 First Citizens Bankshares Inc. NC
        United Bancorp Inc., Ohio            Peoples BancTrust Inc.
        Pioneer American Holding Corp.       CNB Financial Corp NY
        Heritage Bancorp, Inc. PA            ISB Financial Corp LA
        Cooperative Bankshares, Inc.         First St. Bancorporation
        First Bancorp NC                     Hebersham Bancorp Inc.
        Carnegie Bancorp                     Columbia Bancorp
        Indiana United Bancorp               State Financial Sves Corp
        BNH Bankshares Inc.                  FP Bancorp
        First Colonial Group, Inc.

================================================================================

                                   PROPOSAL 2:

                                  AMENDMENT TO
                            ARTICLES OF INCORPORATION
                          TO INCREASE AUTHORIZED SHARES

DESCRIPTION

    The RSFC Board proposes and recommends to the shareholders an amendment to the Articles of Incorporation of RSFC (the "RSFC Articles") to increase the number of authorized shares of RSFC Common Stock from 20,000,000 shares to 100,000,000. The amendment also increases the number of authorized shares of Series B Junior Participating Preferred Stock (the "Series B Preferred") from 100,000 to 1,000,000 and deletes the provisions of the Articles of Incorporation which provide for the 7.5% Cumulative Convertible Preferred Stock, Series A (the "Series A Preferred").

    THE TEXT OF THE AMENDMENT TO THE RSFC ARTICLES IS SET FORTH ON ANNEX F TO THIS JOINT PROXY STATEMENT/PROSPECTUS.

PURPOSES AND EFFECTS


    The principal reason for the amendment is to provide a sufficient number of authorized and unissued shares of RSFC Common Stock to issue upon consummation of the acquisition of Family. If the amendment is not adopted by the shareholders, the acquisition cannot be completed. As of March 31, 1997, there were 7,854,982 shares of RSFC Common Stock outstanding and 12,145,018 shares authorized and unissued. Approximately 8,273,733 authorized and unissued shares of RSFC Common Stock will be required to complete the acquisition. In addition, 2,000,000 shares have been reserved for issuance under the 1997 Performance Incentive Plan and 1,604,280 shares have been reserved for issuance upon conversion of the Series C Preferred Stock. See "Proposal 4: Agreement and Plan of Merger."

    The RSFC Board also determined that additional shares of RSFC Common Stock should be authorized to provide shares available for issuance under the 1997 Performance Incentive Plan and to provide shares available for future stock dividends, acquisitions, public offerings and other corporate purposes. The RSFC Board has reserved 2,000,000 shares of RSFC Common Stock for issuance under the 1997 Performance Incentive Plan through 2007. The 1997 Performance Incentive Plan is subject to shareholder approval at the Annual Meeting. RSFC has no present plans for any such stock dividend, acquisition or offering but expects to continue to review acquisition opportunities as they may become available. See "Proposal 3: 1997 Performance Incentive Plan."


    Having additional shares of authorized stock available for issuance will give RSFC greater flexibility and may result in future acquisitions or offerings being effected without shareholder approval. Future issuances of such shares could dilute existing shareholders.

    The number of authorized shares of the Series B Preferred is to be increased from 100,000 to 1,000,000 to correspond to the increase in the number of authorized shares of RSFC Common Stock. The Series B Preferred shares are only issuable upon the exercise of Rights issued under the Shareholders Rights Plan at the rate of one one-hundredth of a share of Series B Preferred for each Right. See "Comparison of Rights of Holders of RSFC and Family Common Stock--Certain Anti-Takeover Provisions."

    The provisions of the RSFC Articles providing the preferences, limitations and relative rights of the Series A Preferred, are being deleted because all of the Series A Preferred shares have been redeemed. The number of shares of Series A Preferred which had been authorized is 402,500. The effect of the deletion of the provisions is to increase the number of shares of Preferred Stock available for future designation by 402,500. The RSFC Board does not have any present plans to designate another series of Preferred Stock.

    THE RSFC BOARD RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE RSFC ARTICLES.

                                   PROPOSAL 3:

                                   APPROVAL OF
                     REPUBLIC SECURITY FINANCIAL CORPORATION
                         1997 PERFORMANCE INCENTIVE PLAN

PROPOSED PLAN

    At the RSFC Annual Meeting, the shareholders will consider and act upon a proposal to approve the Republic Security Financial Corporation 1997 Performance Incentive Plan (the "Plan"). The Plan was unanimously approved by the RSFC Board on February 19, 1997, subject to shareholder approval.

    The Plan provides for grants of stock options ("Options"), restricted stock ("Restricted Stock"), stock appreciation rights ("SARs"), performance units ("Performance Units"), performance shares ("Performance Shares"), phantom stock ("Phantom Stock") and dividend equivalents ("Dividend Equivalents") (collectively, "Grants") to key employees (including employees who are officers or directors) and Non-employee Directors (the "Grantees"). RSFC believes that the Plan will be an incentive to the participants to contribute materially to the growth of RSFC, thereby benefitting RSFC's shareholders, and will align the economic interests of the participants with those of the shareholders.

    THE RSFC BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSAL TO ADOPT THE PLAN.


    THE PLAN IS SET FORTH AS ANNEX G TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE DESCRIPTION OF THE PLAN CONTAINED HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX G.


DESCRIPTION OF THE PLAN

    GENERAL. The aggregate number of shares of RSFC Common Stock that may be issued or transferred under the Plan is 2,000,000. If and to the extent Grants under the Plan terminate, expire or are canceled, forfeited, exchanged or surrendered for any reason without being exercised, the shares of RSFC Common Stock subject to such Grants again will be available for Grants under the Plan.

    ADMINISTRATION OF THE PLAN. The Plan is administered and interpreted by a Committee (the "Committee") consisting of three or more persons appointed by the RSFC Board, each of whom must be an "outside director" as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act. The Committee has the authority to (i) recommend the individuals to whom Grants may be made under the Plan, (ii) recommend the type, size and other terms and conditions of each Grant, (iii) recommend the time when the Grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) recommend amendments to the terms of any previously issued Grant, and (v) deal with any other matters arising under the Plan. All recommendations and decisions of the Committee shall be subject to final approval by majority vote of the directors of RSFC who are not employees of RSFC ("Non-employee Directors"). The Committee will have full power and authority to administer and interpret the Plan, to make factual determinations and to recommend amendment to such rules, regulations, agreements and instruments for implementing the Plan and for conduct of its business as it deems necessary or advisable, in its sole discretion.

    GRANTS. Grants under the Plan may consist of (i) options intended to qualify as incentive stock options ("ISOs") within the meaning of section 422 of the Code, (ii) "nonqualified stock options" that are not intended to so qualify ("NQSOs"), (iii) Restricted Stock, (iv) SARs, (v) Performance Units, (vi) Performance Shares, (vii) Phantom Stock and (viii) Dividend Equivalents. All Grants are subject to such terms and conditions set forth in the Plan as the Committee deems appropriate and as are specified in writing by the Committee to the Grantee (the "Grant Instrument"). The Committee must approve the form and provisions of each Grant Instrument. Grants under the Plan need not be uniform as among other recipients of the same type of Grant.

    ELIGIBILITY FOR PARTICIPATION. Grants may be made to any key employee (including officers and directors) of RSFC and its subsidiaries and Non-employee Directors. As of March 31, 1997, 150 employees and seven Non-employee Directors were eligible for Grants under the Plan. No Grants will be made under the Plan until after shareholder approval.

    INDIVIDUAL LIMIT ON GRANTS During any calendar year, no individual may be granted Options or other Grants under the Plan that, in the aggregate, may be settled by delivery of more than 100,000 shares of RSFC Common Stock. In addition, with respect to Grants the value of which is based on the fair market value of RSFC Common Stock and that may be settled in cash (in whole or in part), no individual may be paid during any calendar year cash amounts relating to such Grants that exceed the greater of the fair market value (as defined in the Plan) of the number of shares of RSFC Common Stock set forth in the preceding sentence either at the date of grant or at the date of settlement. Grants that may be settled solely by delivery of RSFC Common Stock will not operate to reduce the amount or value of cash-only Grants, and vice versa; nevertheless, Grants that may be settled in RSFC Common Stock or cash must not exceed either limitation.

    With respect to Grants, the value of which is not based on the fair market value of RSFC Common Stock, no individual may receive during any calendar year cash or shares of RSFC Common Stock with a fair market value at date of settlement that, in the aggregate, exceeds $1,000,000.

    OPTIONS. The Committee fixes the option price per share at the date of Grant. The option price of any Option granted under the Plan may be equal to or greater than the fair market value of the underlying shares of RSFC Common Stock on the date of grant, except that the option price of an ISO granted to an employee who owns more than 10% of the total combined voting power of all classes of stock of RSFC, or any parent or subsidiary of RSFC, may not be less than 110% of the fair market value of the underlying shares of RSFC Common Stock on the date of grant. The measure of fair market value of a share of RSFC Common Stock on a particular date is the closing sale price of a share of RSFC Common Stock as reported on the Nasdaq National Market on that date, or if there is not such a sale on that date, then on the last previous date on which such a sale was reported. On April 4, 1997, the closing price of the RSFC Common Stock was $7.25 per share.

    The Committee determines the term of each option; provided, however, that the exercise period may not exceed ten years from the date of grant, and the exercise period of an ISO granted to an employee who owns more than 10% of the total combined voting power of all classes of stock of RSFC, or any parent or subsidiary of RSFC, may not exceed five years from the date of grant. To the extent that the aggregate fair market value of shares of RSFC Common Stock, determined on the date of grant, with respect to which ISOs become exercisable for the first time by a Grantee during any calendar year exceeds $100,000, such ISOs will be treated as NQSOs.

    The exercisability of stock options will be as determined by the Committee, in its sole discretion, and specified in the Grant Instrument. The Committee, in its sole discretion, may accelerate the exercisability of any Option at any time for any reason. A Grantee may exercise an Option by delivering notice of exercise to the Committee with accompanying payment of the option price.

    A Grantee may pay the option price (i) in cash, (ii) with the approval of the Committee, by delivering shares of RSFC Common Stock owned by the Grantee (including RSFC Common Stock acquired in connection with the exercise of a stock option, subject to such restrictions as the Committee deems appropriate) and having a fair market value on the date of exercise equal to the option price, or
(iii) by such other method as the Committee may approve, including attestation (on a form prescribed by the Committee) to ownership of shares of RSFC Common Stock having a fair market value equal to the exercise price or payment through a designated broker. In addition, the Committee may authorize loans by RSFC to Grantees in connection with the exercise of an Option, upon such terms and conditions that the Committee, in its sole discretion, deems appropriate. The Grantee must pay the option price and the amount of any withholding tax due at the time of exercise. Shares of the RSFC Common Stock will not be issued upon exercise of an Option until the option price is fully paid and any required withholding is made.

    If a Grantee ceases to be an employee of RSFC or its subsidiaries for any reason other than disability, death, retirement, or termination by RSFC (or ceases to be a member of the RSFC Board), the Grantee's Option will terminate at the close of business on the Grantee's last day of employment or service as a director. If a Grantee ceases to be an employee of RSFC because the Grantee is disabled (within the meaning of section 22(e)(3) of the Code) or the Grantee dies or retires, any Option that is otherwise exercisable by the Grantee, will terminate unless exercised within one year after the date on which the Grantee ceases to be an employee or a director. If a Grantee ceases to be an employee of RSFC because the Grantee's employment is terminated by RSFC, any Option that is otherwise exercisable by the Grantee shall terminate unless exercised within 90 days after the date on which the Grantee ceases to be an employee. In all cases described above, such Options will terminate within any shorter period of time as may be specified by the Committee, but in any event no later than the date of expiration of the Option term. Any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by RSFC (or ceases to be a director) shall terminate as of such date.

    RESTRICTED STOCK. The Committee may make Grants of Restricted Stock. The Committee, in its sole discretion, may determine that RSFC not issue any certificates for shares subject to a Restricted Stock Grant or that RSFC retain possession of any certificates for shares issued pursuant to a Restricted Stock Grant, until all restrictions have lapsed. Shares may be issued for consideration or for no consideration, as the Committee determines. The number of shares of RSFC Common Stock granted to each Grantee shall be determined by the Committee. Grants of Restricted Stock will be made subject to such restrictions and conditions as the Committee may determine in its sole discretion. The Grant Instrument may provide for a period during which the Grant will remain subject to certain restrictions, including restrictions on transferability (the "Restriction Period"). During the Restriction Period the Grantee will have the right to receive any dividends or other distributions paid thereon, subject to any restrictions deemed appropriate by the Committee. Unless the Committee otherwise determines, during the Restriction Period a Grantee will not have the right to vote the shares subject to the Restricted Stock Grant. The Grantee may not sell, assign, transfer, pledge or otherwise dispose of such shares except by will or the laws of descent and distribution. If the Grantee ceases to be employed by RSFC during the Restriction Period (or ceases to be a member of the RSFC Board) or if other specified conditions are not met, the Restricted Stock Grant will terminate with respect to all shares as to which the restrictions have not lapsed and those shares must be returned to RSFC.

    STOCK APPRECIATION RIGHTS. The Committee may grant SARs separately or in tandem with any Option. An SAR entitles the Grantee, upon exercise, to receive the amount by which the fair market value of RSFC Common Stock on the date of exercise exceeds the exercise price established by the Committee for the SAR. Such appreciation may be paid in cash, in shares of RSFC Common Stock or a combination of the two, as determined by the Committee. The exercise price of an SAR will be the exercise price of the related Option or, if none, the fair market value of a share of RSFC Common Stock on the date of grant of the SAR, unless the Committee determines otherwise. When a Grantee exercises an SAR, the related Option, if any, will terminate to the extent of an equal number of shares of Company Stock. Similarly, upon exercise of the related Option, if any, the SARs relating to RSFC Stock covered by such exercise will terminate.

    PERFORMANCE UNIT AND PERFORMANCE SHARES. The Committee may grant Performance Units or Performance Shares, which will represent the right of the Grantee to receive an amount based on the value of the Performance Units/Shares if certain performance goals are met. A Performance Unit will have a value based on such measurements or criteria as the Committee determines. A Performance Share will have a value equal to the fair market value of a share of RSFC Common Stock. Such awards will be contingent upon the attainment of such performance goals over a period to be determined by the Committee (the "Performance Period"). The performance goals to be achieved during a Performance Period and the measure of whether and to what degree such goals have been attained will also be determined by the Committee. If the Grantee ceases to be employed by RSFC during the Performance Period or if other specified conditions are not met, the Performance Unit/Share Grant will be forfeited at the close of business on the Grantee's last day of employment. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate. If the Grantee ceases to be employed by RSFC after the expiration of a Performance Period but prior to payment, payment will be made to the Grantee or the successor grantee, if applicable. Non-employee Directors are not eligible to receive Performance Units or Performance Shares.

    PHANTOM STOCK. The Committee may grant Phantom Stock to a Grantee in such amounts and upon such terms, and at any time and from time to time, as determined by the Committee. The initial value of the Phantom Stock will be determined by the Committee at the time of grant and may be greater than, equal to or less than the fair market value of a share of RSFC Common Stock. The Committee may grant dividend equivalents in connection with Phantom Stock granted under the Plan. Such dividends may be paid currently or accrued as contingent cash obligations and may be payable in cash or shares of Company Stock, upon such terms as the Committee may establish, including the achievement of specific performance goals.

    The Committee will determine whether the Phantom Stock will be paid in the form of cash, shares of RSFC Common Stock or a combination of the two. Cash payments will be in an amount equal to the fair market value on the payment date of the number of shares of RSFC Common Stock equal to the number of shares of Phantom Stock with respect to which payment is made. The number of shares of RSFC Common Stock distributed in settlement of a Phantom Stock Grant will equal the number of shares of Phantom Stock with respect to which settlement is made. Payment will be made in accordance with the terms and at such times as determined by the Committee at the time of grant. If the Grantee ceases to be employed by RSFC (or a member of the RSFC Board) prior to becoming vested or otherwise entitled to payment, the Grantee's Phantom Stock shall be forfeited at the close of business on the Grantee's last day of employment or service as a director. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

    DIVIDEND EQUIVALENTS. The Committee may grant Dividend Equivalents to a Grantee in such number and upon such other terms, including in either case the achievement of specific performance goals, and at any time and from time to time, as may be determined by the Committee. Each Dividend Equivalent will represent the right to receive an amount in cash, or shares of RSFC Common Stock having a fair market value, equal to the amount of dividends paid on one share of RSFC Common Stock during such period as may be established by the Committee.

    Dividend Equivalents may be paid currently or accrued as contingent cash obligations, upon such terms as the Committee may establish. The Committee will determine whether Dividend Equivalents will be paid in the form of cash, shares of RSFC Common Stock or a combination of the two. The number of any shares of RSFC Common Stock payable in satisfaction of Dividend Equivalents will be determined by dividing the amount credited to the Grantee with respect to such Dividend Equivalents by the fair market value of a share of RSFC Common Stock on the day instructions are given to RSFC's Chief Financial Officer or transfer agent to issue or purchase such shares. Payment shall be made at such times as determined by the Committee at the time of grant. If the Grantee ceases to be employed by RSFC prior to becoming entitled to payment, the Grantee's Dividend Equivalents shall be forfeited at the close of business on the Grantee's last day of employment or service as a director. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

    RESTRICTIONS ON TRANSFERABILITY OF GRANTS. No Grants under the Plan may be transferred, except by will or the laws of descent and distribution. However, if permitted by the Committee, Grants other than ISOs may be transferred pursuant to a domestic relations order, within the meaning of the Code or of Title I of the Employee Retirement Income Security Act of 1974, as amended. Notwithstanding the foregoing, the Committee may provide in a Grant Instrument that a Grantee may transfer NQSOs to family members or other persons or entities according to such terms as the Committee may determine; provided that the Grantee receives no consideration for the transfer of the NQSO and the transferred NQSO continues to be subject to the same terms and conditions as were applicable to the NQSO immediately before the transfer.

    AMENDMENT, TERM AND TERMINATION OF THE PLAN. The Committee may amend or terminate the Plan at any time; provided, however, that the Committee may not amend the Plan without shareholder approval if such approval is required by
Section 162(m) of the Code or the rules of any stock exchange on which the RSFC Common Stock is listed. The Plan will become effective upon approval by the shareholders and will terminate ten years after such approval, unless terminated earlier by the Committee or extended by the Committee with approval of the shareholders. No award may be made under the Plan after its termination, but awards made prior thereto may extend beyond the date of termination.

    ADJUSTMENT PROVISIONS. If there is any change in the number or kind of shares of RSFC Common Stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares,
(ii) by reason of a merger, reorganization or consolidation in which RSFC is the surviving corporation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding RSFC Common Stock as a class without RSFC's receipt of consideration, or if the value of outstanding shares of Company Stock is substantially reduced as a result of a spinoff or RSFC's payment of an extraordinary dividend or distribution, the maximum number of shares of RSFC Common Stock available for Grants, the maximum number of shares of RSFC Common Stock that any individual participating in the Plan may be granted in any year, the number of shares covered by outstanding Grants, the kind of shares issued under the Plan, and the price per share or the applicable market value of such Grants may be appropriately adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of RSFC Common Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such Grants; provided, however, that any fractional shares resulting from such adjustment will be eliminated. If and to the extent that any such change in the number or kind of shares of RSFC Common Stock outstanding is effected solely by application of a mathematical formula (E.G., a 2-for-1 stock split), the adjustment described above will be automatic, without action by the Committee.


    SECTION 162(M). Under Section 162(m) of the Code, RSFC may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated officers in any one year. An exception exists, however, for "performance-based compensation," including amounts received upon the exercise of stock options (the exercise price for which is at or above the fair market value of the underlying shares at the date of grant) or stock appreciation rights, if such options or stock appreciation rights are granted pursuant to a plan approved by shareholders that meets certain requirements. The Plan, when approved by shareholders, is intended to make grants of stock options and stock appreciation rights thereunder meet the requirements of "performance-based compensation."

    "Performance-based compensation" also includes remuneration paid upon the attainment of performance goals if specified requirements are met. Section 162(m) of the Code requires that a compensation committee consisting of two or more "outside directors" establish performance goals that must be met before such remuneration may be awarded. The committee also must certify that the performance goals have actually been met before payment of the remuneration. Finally, the business criteria on which performance goals may be based must be disclosed to and approved by the shareholders.

    The Plan provides that any Grant to a Grantee who is a "covered employee" within the meaning of Section 162(m), the exercisability or settlement of which is subject to the achievement of performance goals, will qualify as "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations thereunder. The Committee will specify the performance goals in writing, prior to (or within 90 days after commencement of) the applicable performance period.

    FEDERAL INCOME TAX CONSEQUENCES. There are no federal income tax consequences to Grantees or to RSFC upon the grant of an NQSO under the Plan. Upon the exercise of NQSOs, a Grantee will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the shares of RSFC Common Stock at the time of exercise over the exercise price of the NQSO, and RSFC generally will be entitled to a corresponding federal income tax deduction. Upon the sale of shares of RSFC Common Stock acquired by exercise of an NQSO, a Grantee will have a capital gain or loss (long-term or short-term depending upon the length of time the shares of RSFC Common Stock were held) in an amount equal to the difference between the amount realized upon the sale and the Grantee's adjusted tax basis in the shares of RSFC Common Stock (the exercise price plus the amount of ordinary income recognized by the Grantee at the time of exercise of the NQSO).

    A Grantee of an ISO will not recognize taxable income upon either the grant or exercise of the ISO. A Grantee who disposes of the shares of RSFC Common Stock acquired upon exercise of an ISO after two years from the date the ISO was granted and after one year from the date such shares were transferred to him will recognize long-term capital gain or loss in the amount of the difference between the amount realized on the sale and the option price (or the Grantee's other tax basis in the shares), and RSFC will not be entitled to any tax deduction by reason of the grant or exercise of the ISO, or the Grantee's disposition of the shares. As a general rule, if a Grantee disposes of the shares of RSFC Common Stock acquired upon exercise of an ISO before satisfying both holding period requirements (a "disqualifying disposition"), his or her gain recognized on such a disposition will be taxed as ordinary income to the extent of the difference between the fair market value of such shares on the date of exercise and the option price, and RSFC will be entitled to a deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income on such a disqualifying disposition will be long-term or short-term capital gain, depending upon the length of time the Grantee held his or her shares of RSFC Common Stock prior to the disposition.

    A Grantee normally will not recognize taxable income upon receiving a Restricted Stock Grant, and RSFC will not be entitled to a deduction, until such RSFC Common Stock is transferable by the Grantee or is no longer subject to a substantial risk of forfeiture for federal income tax purposes, whichever occurs earlier. When the RSFC Common Stock either is transferable or is no longer subject to a substantial risk of forfeiture, the Grantee will recognize ordinary compensation income in an amount equal to the fair market value of the RSFC Common Stock subject to the Restricted Stock Grant (less any amounts paid for such shares) at that time, and RSFC will be entitled to a deduction in the same amount. A Grantee may, however, elect to recognize ordinary compensation income in the year the Restricted Stock Grant is awarded in an amount equal to the fair market value of the RSFC Common Stock (less any amounts paid for such shares) at that time, determined without regard to the restrictions. In such event, RSFC will be entitled to a deduction in the same year. Any gain or loss recognized by the Grantee upon subsequent disposition of the RSFC Common Stock will be capital gain or loss. If, after making the election, any RSFC Common Stock subject to a Restricted Stock Grant is forfeited, or if the market value declines during the Restriction Period, the Grantee is not entitled to any tax deduction or tax refund.

    A Grantee will not recognize any income upon the grant of an SAR. Upon the exercise of an SAR, a Grantee will recognize ordinary compensation income in an amount equal to the difference between the exercise price of shares and the fair market value of the shares on the date of exercise, and RSFC will be entitled to a corresponding deduction.

    A Grantee of Performance Units, Performance Shares or Phantom Stock will not have taxable income at the time of the grant, and RSFC will not be entitled to a deduction at such time. A Grantee will have ordinary income at the time the Grant is paid, in the amount of such payment, and RSFC will have a corresponding deduction.

    A Grantee of Dividend Equivalents will recognize ordinary compensation income when paid, in the amount of such payment, and RSFC will have a corresponding deduction.

    Local and state tax authorities may also tax incentive compensation awarded under Plan.

    TAX WITHHOLDING. RSFC will have the right to deduct from all Grants paid in cash, or from other wages paid to the Grantee, any federal, state or local taxes required by law to be withheld with respect to such Grants. In the case of Options and other Grants paid in RSFC Common Stock, RSFC may require the Grantee or other person receiving such shares to pay to RSFC the amount of any such taxes that RSFC is required to withhold with respect to such Grants, or RSFC may deduct from other wages paid by RSFC the amount of any withholding taxes due with respect to such Grants. If the Committee so permits, a Grantee may elect to satisfy RSFC's income tax withholding obligation with respect to an Option, SAR, Restricted Stock, Performance Units, Performance Shares, Phantom Stock or Dividend Equivalents, any of which is paid in RSFC Common Stock, by having shares withheld having a fair market value up to an amount that does not exceed the Grantee's maximum marginal tax rate for federal (including FICA), state and local tax liabilities. The election must be in a form and manner prescribed by the Committee and shall be subject to the prior approval of the Committee.

                                   PROPOSAL 4:

                          AGREEMENT AND PLAN OF MERGER

                                     SUMMARY

    THE FOLLOWING SUMMARY IS INTENDED ONLY TO HIGHLIGHT CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THE SUMMARY IS NOT INTENDED TO BE A COMPLETE STATEMENT OF ALL MATERIAL FEATURES OF THE MERGER AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE ANNEXES ATTACHED HERETO.


THE COMPANIES

    RSFC. RSFC is a commercial bank holding company, headquartered in West Palm Beach, Florida. Its principal business is the operation of Republic Security Bank, a Florida commercial bank (the "Bank"). As of March 31, 1997, RSFC had consolidated assets of $365 million, deposits of $262 million and shareholders' equity of $46 million.

    THE BANK. The Bank commenced operations on November 19, 1984 as a stock savings bank. On November 8, 1995, it converted its charter from a federal savings bank to a state chartered commercial bank. The Bank is a member of the Federal Reserve Bank and the Federal Home Loan Bank System (the "FHLB"), and its deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable limits.

    The Bank has ten full-service branches, nine of which are located in Palm Beach County and one in Dade County, Florida. The Bank's main business activities are attracting deposits, originating loans, making investments and servicing loans for the Bank and for others. The Bank's loan portfolio is primarily comprised of residential and commercial real estate loans, business loans and consumer loans, including automobile loans. At March 31, 1997, the Bank's loan portfolio was composed of 10% commercial purpose loans, 24% commercial real estate loans, 48% residential real estate loans and 18% consumer loans. Earnings depend primarily upon the difference between interest received on loans and investments and interest paid on the Bank's deposit base and borrowing.

    On July 26, 1995, as a consequence of the Bank's conversion to a commercial bank charter, RSFC changed its fiscal year-end from March 31 to December 31.

    The address of RSFC's principal executive offices is 4400 Congress Avenue, West Palm Beach, Florida 33407 and its telephone number is (561) 840-1200.


    FAMILY. Family is a Florida commercial bank. As of March 31, 1997, Family had assets of $253 million, deposits of $219 million and shareholders' equity of $22 million. The deposits of Family are insured by the FDIC up to applicable limits.

    Family has seven full-service branches, all of which are located in Broward County, Florida. Family's main business activities are attracting deposits, originating loans, making investments and servicing its loans. Family's loan portfolio is primarily business-oriented, with an emphasis on commercial real estate loans. At March 31, 1997, Family's loan portfolio was composed of 9% commercial purpose loans, 50% commercial real estate loans, 32% residential real estate loans and 9% consumer loans. Earnings depend primarily upon the difference between interest received on loans and investments and interest paid on Family's deposit base and borrowing.


    The address of Family's principal executive offices is 1000 East Hallandale Beach Boulevard, Hallandale, Florida 33009 and its telephone number is (954) 458-2211.

SHAREHOLDER MEETINGS

    GENERAL. At the RSFC Annual Meeting, to be held on Friday, June 27, 1997, at 3:00 P.M., local time, at the Palm Beach Airport Hilton, 150 Australian Avenue, West Palm Beach, Florida 33406, RSFC shareholders will consider and vote upon election of three directors, approval of an amendment to the RSFC Articles of Incorporation to increase the number of authorized shares, adoption of the 1997 Performance Incentive Plan and a proposal to approve the Merger Agreement. The Family Special Meeting will be held on Friday, June 27, 1997, at 10:00 A.M., local time, at the main offices of Family located at 1000 East Hallandale Beach Boulevard, Hallandale, Florida 33009. The purpose of the Family Special Meeting is to consider and vote upon a proposal to approve the Merger Agreement, together with that certain Plan of Merger and Merger Agreement, by and between the Bank and Family, dated as of January 7, 1997 (the "Plan of Merger"). See "Shareholder Meetings." The Plan of Merger is the instrument to be filed with the Florida Department of Banking and Finance (the "Florida Banking Department") to effect the Merger.


    RECORD DATES; SHARES ENTITLED TO VOTE ON THE MERGER. Holders of record of shares of RSFC Common Stock at the close of business on May 1, 1997 (the "RSFC Record Date") and holders of record of shares of Family Common Stock at the close of business on May 15, 1997 (the "Family Record Date") will be entitled to notice of and to vote at the respective Shareholder Meetings. At the RSFC Record Date, there were outstanding 7,854,982 shares of RSFC Common Stock. At the Family Record Date, there were outstanding 636,441 shares of Family Common Stock. See "Voting and Proxy Information."

    REQUIRED VOTES. The proposal to approve the Merger Agreement must be approved by the holders of at least a majority of the shares of RSFC Common Stock outstanding at the RSFC Record Date. The proposal to approve the Merger Agreement and the Plan of Merger must be approved by the holders of at least a majority of the shares of Family Common Stock outstanding at the Family Record Date. At the respective Record Dates, directors and executive officers of RSFC and Family and their affiliates had the right to vote, in the aggregate, 995,060 shares and 178,052 shares, respectively, of RSFC Common Stock and Family Common Stock, representing 12.7% and 28.0%, respectively, of the RSFC Common Stock and Family Common Stock outstanding as of the respective Record Dates. The directors and executive officers of RSFC who hold such RSFC shares have informed RSFC that they intend to vote all such shares in favor of the approval of the Merger Agreement. H. Gearl Gore, Richard J. Haskins, Lennart E. Lindahl Jr., Richard C. Rathke, Rudy E. Schupp, Victor H. Siegel, W.F. Spitznagel, Bruce E. Wiita and William Wolfson have each entered into a voting agreement with Family in which, among other things, each agrees to vote all shares of RSFC Common Stock that he has the right to vote in favor of the Merger. Such shares total 1,007,188, representing 12.8% of the shares of RSFC Common Stock outstanding on the Record Date. The directors and executive officers of Family who hold such Family shares have informed Family that they intend to vote all such shares in favor of the approval of the Merger Agreement and the Plan of Merger. Paula Berliner, Louis
R. Bianculli, Joseph D. Cesarotti, Mary Anna Fowler, Lynn W. Fromberg, Eugene W. Hughes, Jr., Carol R. Owen and Joslyn Perkins have each entered into a voting agreement with RSFC in which, among other things, each agrees to vote all shares of Family Common Stock that he or she has the right to vote in favor of the Merger. Such shares total 174,652, representing 27.4% of the shares outstanding on the Record Date. See "Voting and Proxy Information."


DISSENTERS' RIGHTS OF APPRAISAL

    The holders of RSFC Common Stock who vote against the Merger Agreement will not be entitled to dissenters' rights of appraisal under the Florida Business Corporation Act (the "FBCA") because such shareholders hold shares that are listed on the Nasdaq National Market. The holders of Family Common Stock who vote against the Merger Agreement and the Plan of Merger are entitled to dissenters' rights of appraisal under Section 658.44 of the Florida Banking Code. Pursuant to Section 658.44, each dissenting Family shareholder is entitled to payment in cash of the value of only those shares held by such shareholder only if such shareholder either (i) votes against the Plan of Merger at the Family Special Meeting or (ii) gives written notice to Family, at or prior to the Family Special Meeting, that the shareholder dissents from the Plan of Merger. Family shareholders will also have the option of voting against the Plan of Merger and electing to receive shares of RSFC Common Stock in accordance with the exchange ratio described in the Merger Agreement rather than the cash payment required by Section 658.44. See "Dissenters' Rights of Appraisal."

THE MERGER

    GENERAL. Under the terms of the Merger Agreement, Family will be merged with and into the Bank, a wholly owned subsidiary of RSFC, and Family will cease to exist as a separate legal entity. As a consequence of the Merger, at the effective time of the Merger (the "Effective Time"), each outstanding share of Family Common Stock will be converted into the right to receive 13 shares of RSFC Common Stock as more fully described herein (the "Exchange Ratio"). Additionally, at the Effective Time each outstanding option to purchase shares of Family Common Stock issued pursuant to Family's stock option plans will be assumed by RSFC and will constitute an option to acquire the same number of shares of RSFC Common Stock into which such shares would have been converted pursuant to the Merger had such options been exercised immediately prior to the Effective Time at a price per share equal to (y) the aggregate exercise price for the shares of Family Common Stock otherwise purchasable pursuant to such options divided by
(z) 13. Based upon the shares outstanding of Family and RSFC as of January 7, 1997 and the Exchange Ratio, the holders of the then outstanding shares of Family Common Stock would own securities representing approximately 49% of the outstanding shares of RSFC Common Stock after consummation of the Merger. A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus. See "The Merger."


    On March 31, 1997, the book value per share of Family Common Stock, for which there is no established public trading market, was $37.37, and the closing price per share of RSFC Common Stock was $7.75. On May 14, 1997, the closing price per share of RSFC Common Stock was $7.625. Given the Exchange Ratio, the equivalent market value of one of Family share on May 14, 1997 was $99.125, and the aggregate dollar value of the shares of RSFC Common Stock to be issued in the Merger was $63,087,214.


    THE EXCHANGE RATIO IS FIXED AND NEITHER RSFC NOR FAMILY HAS THE RIGHT TO TERMINATE THE MERGER AGREEMENT BASED SOLELY ON CHANGES IN THE MARKET PRICE OF RSFC COMMON STOCK. ACCORDINGLY, THE VALUE OF THE RSFC COMMON STOCK THAT HOLDERS OF FAMILY COMMON STOCK WILL RECEIVE IN THE MERGER IS SUBJECT TO FLUCTUATION BASED ON THE MARKET PRICE OF RSFC COMMON STOCK. FAMILY SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR RSFC COMMON STOCK. FOR CERTAIN RECENT STOCK PRICE DATA, SEE "MARKET PRICE AND DIVIDEND DATA."

    RECOMMENDATION OF RSFC'S BOARD OF DIRECTORS. The Board of Directors of RSFC (the "RSFC Board") has unanimously approved the Merger Agreement and recommends that holders of RSFC Common Stock vote for the proposal to approve the Merger Agreement. Following a due diligence investigation of Family, the RSFC Board considered the Merger to be in the best interests of RSFC and its shareholders for several reasons. The RSFC Board believed that the Merger provides RSFC an opportunity to fulfill a strategic plan to enhance its long-term growth prospects by expanding the Bank's geographical presence, diversifying its loan portfolio and providing for the potential to increase earnings per share over the long term. See "The Merger--RSFC Reasons for the Merger; Potential Adverse Effects of the Merger; and Recommendation of RSFC Board of Directors."

    OPINION OF RAYMOND JAMES & ASSOCIATES, INC. On December 27, 1996, Raymond James & Associates, Inc. ("Raymond James") delivered its oral opinion to the RSFC Board to the effect that, as of such date, the Merger was fair from a financial point of view to the shareholders of RSFC. Raymond James has updated its opinion by delivery to the RSFC Board of a written opinion to the same effect dated the date of this Joint Proxy Statement/Prospectus. The full text of the written opinion of Raymond James, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. See "The Merger--Opinion of Raymond James & Associates, Inc."


    RECOMMENDATION OF FAMILY'S BOARD OF DIRECTORS. The Board of Directors of Family (the "Family Board") has unanimously approved the Merger Agreement and the Plan of Merger and recommends that the holders of Family Common Stock vote for the proposal to approve both the Merger Agreement and the Plan of Merger. The Family Board considered a number of factors in reaching its decision to recommend approval of the Merger Agreement and the Plan of Merger. For Family, the impetus to effect a Merger with RSFC was, among other things, the present value of the consideration being received, to maximize the prospects for long-term shareholder value through the benefits of a larger organization, to expand geographical presence, to broaden and diversify the loan portfolio, to provide for potential to increase earnings per share over the long-term, to enhance capital and liquidity and to expand senior management. See "The Merger--Family Reasons for the Merger; Potential Adverse Effects of the Merger; and Recommendation of Family's Board of Directors."

    OPINION OF RYAN, BECK & CO. On December 30, 1996, Ryan, Beck & Co. ("Ryan, Beck") delivered its oral opinion to the Family Board to the effect that, as of such date, the Merger was fair from a financial point of view to the shareholders of Family. Ryan, Beck has updated its opinion by delivery to the Family Board of a written opinion to the same effect dated May __, 1997. The full text of the written opinion of Ryan, Beck, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex D to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. See "The Merger--Opinion of Ryan, Beck & Co."

    CONDITIONS TO THE MERGER. The respective obligations of RSFC and Family to effect the Merger are subject to various conditions, including, among others: (i) RSFC and Family shall each have received all material governmental approvals required in connection with the Merger; (ii) the Merger Agreement shall have been approved by the shareholders of RSFC and of Family; (iii) no order, judgment or decree shall be outstanding, and no suit, action or other proceeding shall be pending or threatened, which would have the effect of preventing the consummation of the Merger; (iv) the Registration Statement of which this Joint Proxy Statement/Prospectus is a part shall have become effective and shall not be the subject of a stop order or proceedings seeking a stop order; (v) there shall be no material adverse change in either Family or RSFC and their respective businesses, financial conditions or prospects, taken as a whole, since September 30, 1996; (vi) Family and RSFC shall each have interim consolidated balance sheets reflecting specified financial conditions; (vii) RSFC, the Bank and Family shall each have received all material nongovernmental consents or approvals required in connection with the Merger; (viii) RSFC shall have received from Morgan, Lewis & Bockius LLP a tax opinion that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; (ix) RSFC and Family shall each have received a fairness opinion from their respective financial advisors; (x) the representations and warranties of RSFC, the Bank and Family set forth in the Merger Agreement will have been true and correct in all material respects; (xi) holders of no more than 10% of the outstanding shares of Family Common Stock will have properly demanded appraisal of and payment for their shares in accordance with Section 658.44 of the Florida Banking Code; and
(xii) RSFC will have received from each director and any other person deemed to be an "affiliate" of Family a duly executed copy of the letter agreement relating to the restrictions on transfer of the shares of RSFC Common Stock to be received in the Merger as a result of the Securities Act and applicable Commission accounting releases relating to pooling of interests accounting treatment. RSFC will not be able to consummate the Merger unless the amendment to the RSFC Articles of Incorporation to increase the number of authorized shares of RSFC Common Stock is approved at the RSFC Annual Meeting. See "The Merger--The Merger Agreement."

    REGULATORY APPROVALS. The Merger is subject to prior approval by the Board of Governors of the Federal Reserve System (the "FRB") and the Florida Banking Department. Both the FRB and the Florida Banking Department have approved the Merger. See "The Merger--Regulatory Approvals."


    PLAN OF MERGER. The Plan of Merger restates the method, terms and conditions of the Merger, which are contained in the Merger Agreement. The Plan of Merger is the instrument to be filed with the Florida Banking Department to effect the Merger. As a condition to granting regulatory approval of the Merger, the Florida Banking Code requires that Family shareholders approve the Plan of Merger. See "The Merger--Plan of Merger."

    CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The Merger is intended to qualify as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. The consummation of the Merger is conditioned on the receipt of an opinion of counsel as to the federal income tax consequences, but no ruling will be requested from the Internal Revenue Service. Holders of Family Common Stock should consult with their own tax advisors regarding the federal, state, local and foreign tax consequences of the Merger to them individually. See "The Merger--Certain Federal Income Tax Consequences."

    ANTICIPATED ACCOUNTING TREATMENT. The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. The Merger Agreement is subject to termination by either RSFC or Family if, in the opinion of Ernst & Young LLP, any event occurs which would disqualify the Merger from qualifying for pooling of interests accounting.

    MANAGEMENT FOLLOWING THE MERGER. Following the consummation of the Merger, the composition of the RSFC Board and the Board of Directors of the Combined Bank (the "Combined Bank Board") will each consist of 14 members, initially comprised of the current RSFC Board members (Rudy E. Schupp, Richard J. Haskins,
H. Gearl Gore, Lennart E. Lindahl, Jr., Richard C. Rathke, Victor H. Siegel, William F. Spitznagel, Bruce E. Wiita and William Wolfson) and five Family designees (Paula Berliner, Joseph D. Cesarotti, Mary Anna Fowler, Eugene W. Hughes, Jr. and Carol R. Owen). See "Management Following the Merger."

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by RSFC or Family shareholders, (i) by mutual consent of RSFC and Family, (ii) by either RSFC or Family if such party is unable to fulfill one of its obligations under the Merger Agreement and the other party does not waive such nonfulfillment, (iii) by either RSFC or Family if the other party has materially breached any representation, warranty or covenant of the Merger Agreement, (iv) by either RSFC or Family if their respective shareholders do not approve the Merger Agreement and the Merger, (v) by either RSFC or Family if, in the opinion of Ernst & Young LLP, any event occurs which would disqualify the Merger from qualifying for pooling of interests accounting, or (vi) by either RSFC or Family if all the conditions precedent to its obligations to effect the Merger shall not have been fulfilled and the Merger shall not have been consummated by September 30, 1997. See "The Merger--The Merger Agreement."

    TERMINATION FEE. If the Merger Agreement is terminated under certain circumstances, the Merger Agreement provides for payment by RSFC or Family of termination fees. In addition to any such termination fees paid by Family, in the event that the Merger Agreement is terminated because a merger agreement with a party other than RSFC or the Bank has been, or is anticipated to be, entered into or a majority of the outstanding shares of Family Common Stock has been, or is anticipated to be, acquired by a party other RSFC or the Bank, Family is required to pay RSFC a $500,000 termination fee. See "The Merger--The Merger Agreement."

    NO SOLICITATION OF TRANSACTIONS. The Merger Agreement restricts the ability of RSFC and Family to solicit transactions other than the Merger. RSFC has agreed not to encourage, solicit, hold discussions or negotiations with, or provide information to, any third party concerning any merger or acquisition unless RSFC, the Bank or a subsidiary of either is the surviving corporation. Family has agreed not to encourage, solicit, hold discussions or negotiations with, or provide information to, any third party concerning any merger, sale of substantially all of the assets, sale of shares of capital stock or similar transactions. However, RSFC and Family and their respective Boards of Directors are not prohibited from taking any action which is necessary in the exercise of their fiduciary duties to their shareholders or required by law. See "The Merger--The Merger Agreement."


    INTERESTS OF CERTAIN PERSONS IN THE MERGER. The Merger Agreement provides that Family directors Carol R. Owen, Paula Berliner, Joseph D. Cesarotti, Mary Anna Fowler and Eugene W. Hughes will be elected to the Boards of Directors of RSFC and the Bank. In addition, Carol R. Owen and Bruce Keir have entered into employment agreements with the Bank. The agreement with Mr. Owen provides for his employment as Broward County Chairman of the Board through December 31, 1998 at an annual salary of $95,000 and, thereafter, as a consultant to the Bank for an additional year for compensation of $60,000. The agreement with Mr. Keir provides for his employment as Executive Vice President and Broward County Executive at an annual salary of $100,000 plus performance incentive compensation in an amount up to 28% of his salary. The agreements also provide for severance compensation and contain noncompetition covenants. See "The Merger--Interests of Certain Persons in the Merger."


RISK FACTORS

    THE MERGER INVOLVES CERTAIN RISK FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY THE SHAREHOLDERS OF RSFC AND FAMILY. SEE "RISK FACTORS."

SELECTED CONSOLIDATED FINANCIAL DATA--REPUBLIC SECURITY FINANCIAL CORPORATION (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The following selected financial data for the year ended December 31, 1996, the nine months ended December 31, 1995, and the year ended March 31, 1995 and the balance sheet data as of December 31, 1996 and December 31, 1995, are derived from consolidated financial statements of RSFC, contained elsewhere herein, which have been audited by Ernst & Young LLP, independent certified public accountants. The selected financial data for the years ended March 31, 1994 and 1993 and the balance sheet data as of March 31, 1995, 1994 and 1993 have been derived from audited consolidated financial statements not contained herein. The financial data for the three-month periods ended March 31, 1997 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which RSFC considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31,1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data contained below should be read in conjunction with RSFC's consolidated financial statements and related notes thereto contained elsewhere in this Joint Proxy Statement/Prospectus.


SELECTED CONSOLIDATED FINANCIAL DATA
================================================================================
                                                                           NINE
                                           THREE MONTHS                   MONTHS
                                               ENDED      YEAR ENDED       ENDED
                                             MARCH 31,    DECEMBER 31, DECEMBER 31,   YEAR ENDED MARCH 31,
(Amounts in thousands, except per
share amounts)                             1997   1996       1996(a)       1995     1995      1994     1993
-------------------------------------------------------------------------------------------------------------

SUMMARY OF OPERATING RESULTS:
Interest income                          $6,512  $6,213      $24,796     $16,282  $16,514   $12,638  $11,412
Interest expense                          2,930   2,679       10,613       7,775    7,397     5,512    4,560
-------------------------------------------------------------------------------------------------------------
Net interest income                       3,582   3,534       14,183       8,507    9,117     7,126    6,852
Provision for loan losses                    25      25          155         100      200       214    1,003
-------------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                         3,557   3,509       14,028       8,407    8,917     6,912    5,849
Non-interest income                       1,043     906        4,684       3,181    2,773     4,238    2,883
Operating expenses                        3,226   3,273       14,601       8,442    9,860     8,739    6,932
-------------------------------------------------------------------------------------------------------------
Income before income taxes and
  accounting change                       1,374   1,142        4,111       3,146    1,830     2,411    1,800
Income taxes                                508     473        1,711       1,169      663       818      582
-------------------------------------------------------------------------------------------------------------
Income before accounting change             866     669        2,400       1,977    1,167     1,593    1,218
Change in method of accounting for
  income taxes                                                                                  500
-------------------------------------------------------------------------------------------------------------
Net income                                 $866    $669       $2,400      $1,977   $1,167    $2,093   $1,218
=============================================================================================================

PER SHARE DATA:
Primary earnings per common share:
Income before change in accounting
  forr income taxes                        $.09    $.06         $.20        $.32     $.23      $.42     $.50
=============================================================================================================
Net income                                 $.09    $.06         $.20        $.32     $.23      $.55     $.50
=============================================================================================================
Fully diluted earnings per common share    $.09    $.06         $.20        $.25     $.23      $.55     $.50
=============================================================================================================
Average common shares and common stock
equivalents outstanding:
   Primary                                8,034   7,008        7,474       5,175    4,474     3,927    2,895
   Fully diluted                          8,034   7,008        7,474       7,797    4,474     3,927    2,895
=============================================================================================================
Book value per common share               $4.82   $4.44        $4.82       $4.75    $4.19     $4.08    $4.31
Dividends per common share                 $.03   $.025        $.115        $.07     $.07      $.04
=============================================================================================================

(a) Includes one-time SAIF assessment of $669,000, net of tax (see Note 15 to Consolidated Financial Statements).



SELECTED CONSOLIDATED FINANCIAL DATA (Continued)
================================================================================
                                                                NINE
                                 THREE MONTHS                  MONTHS
                                    ENDED      YEAR ENDED      ENDED
                                  MARCH 31,    DECEMBER 31, DECEMBER 31,    YEAR ENDED MARCH 31,
(Amounts in thousands,
except per share amounts)      1997      1996     1996(a)      1995      1995      1994       1993
-----------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
AT PERIOD END:
Total assets                 $365,381  $323,038  $359,306    $303,661  $280,039   $206,637  $169,474
Investments                    38,745     5,721    39,699      10,622    14,103     24,481       248
Loans (b)                     272,577   252,761   253,268     219,187   230,447    156,365   127,257
Allowance for loan losses       2,600     2,675     2,273       2,431     2,507      1,071     1,247
Total deposits                262,196   264,549   272,587     223,535   229,735    156,651   145,911
Borrowed money                 46,936     1,921    32,076      27,350    19,733     21,995     2,000
Shareholders' equity           45,611    45,085    45,573      43,834    20,446     19,648    10,793
Shares outstanding              7,855     6,902     7,855       6,588     3,653      3,610     1,942
-----------------------------------------------------------------------------------------------------

AVERAGE BALANCES:
Assets                       $347,000  $318,000  $321,500    $272,270  $229,731   $185,764  $133,754
Shareholders' equity           46,000    45,000    45,000      27,280    20,446     16,574     8,358
Interest-earning assets       318,000   289,000   287,000     250,690   208,994    173,756   122,257
Interest-bearing
  liabilities                 258,000   233,000   234,000     217,970   185,742    154,371   108,357
-----------------------------------------------------------------------------------------------------

OTHER DATA:
Return on average assets        1.00%      .84%      .95%        .97%      .50%      1.13%      .91%
Return on average
  shareholders' equity          7.53%     5.95%     6.82%       9.65%     5.82%     12.63%    14.57%
Average shareholders'
equity to average total
  assets                       13.26%    14.15%    14.00%      10.00%     8.60%      8.92%     6.25%
Shareholders' equity to
  total assets                 12.48%    13.96%    12.68%      14.44%     7.30%      9.50%     6.40%
Net interest spread             3.65%     4.00%     4.12%       3.89%     3.92%      3.70%     5.13%
Net interest margin             4.50%     4.89%     4.95%       4.52%     4.36%      4.10%     5.60%
Non-performing loans (c)       $3,005    $2,768    $3,129      $2,422    $2,427     $1,357    $3,193
Non-performing assets (c)      $4,017    $4,542    $4,573      $3,762    $3,436     $3,228    $4,125
Non-performing loans to
  total loans and
  mortgage backed
  securities                    1.02%     1.10%     1.09%       1.12%     1.04%       .87%     2.53%
Non-performing assets to
  total assets                  1.10%     1.41%     1.27%       1.24%     1.23%      1.56%     2.43%
Allowance for loan losses
  to total loans                 .95%     1.06%      .90%       1.11%     1.09%       .69%      .98%
Allowance for loan losses
  to nonperforming loans       86.52%    96.64%       73%        100%      103%        79%       39%
Net charge-offs to average
  loans                        (.12)%      .06%      .26%        .08%      .09%       .27%      .75%
Efficiency ratio (d)              70%       74%       71%         72%       83%        77%       71%
Dividend payout ratio (e)         33%       42%       40%         22%       30%         7%
Number of full-service offices     10        10        10           8         7          5         5
Loan servicing portfolio
  (in millions)                  $261      $300      $277        $307      $323       $189      $267
-----------------------------------------------------------------------------------------------------

(a) Ratios for the year ended December 31, 1996 exclude a one-time SAIF assessment expense of $669,000, net of tax, where appropriate (See Note 15 to Consolidated Financial Statements). Ratios for the year ended March 31, 1994 include a $500,000 effect of change in accounting for income taxes where appropriate.
(b) Net of deferred loan fees, purchased loan discounts and premiums and undisbursed loans-in-process.
(c) Non-performing loans are loans contractually past due 90 days or more placed on non-accrual. Non-performing assets include non-performing loans, other real estate owned and repossessed assets.
(d) The efficiency ratio is calculated by dividing non-interest expense by net interest income plus non-interest income.
(e) Dividend payout ratio is calculated by dividends declared per share divided by primary net income per share.


QUARTERLY FINANCIAL DATA
=========================================================================================
                                                FOR THE YEAR ENDED DECEMBER 31, 1996
(AMOUNTS IN THOUSANDS EXCEPT               FIRST        SECOND         THIRD      FOURTH
PER SHARE DATA)                           QUARTER      QUARTER       QUARTER(A)   QUARTER
-----------------------------------------------------------------------------------------
Interest income                            $6,213       $6,203         $6,223      $6,157
Interest expense                            2,679        2,646          2,634       2,654
-----------------------------------------------------------------------------------------
Net interest income                         3,534        3,557          3,589       3,503
Provision for loan losses                      25           30             50          50
-----------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                           3,509        3,527          3,539       3,453
Non-interest income                           906        1,107          1,280       1,391
Operating expense                           3,273        3,512          4,454       3,362
-----------------------------------------------------------------------------------------
Income before income taxes                  1,142        1,122            365       1,482
Provision for income taxes                    473          467            153         618
-----------------------------------------------------------------------------------------
Net income                                   $669         $655           $212        $864
-----------------------------------------------------------------------------------------

PER SHARE DATA:
Net income per common share                  $.06         $.06            (b)        $.09
Dividends per common share                  $.025         $.03           $.03        $.03
Average common shares and common
  stock equivalents outstanding             7,008        7,065          7,823       7,999
=========================================================================================

(a) Includes one-time SAIF assessment expense of $669,000, net of income tax (see Note 15 to Consolidated Financial Statements)
(b) Less than $.01 per share

                                                                    FOR THE YEAR ENDED DECEMBER 31, 1995
                                                               FIRST      SECOND         THIRD       FOURTH
                                                              QUARTER     QUARTER       QUARTER      QUARTER
-------------------------------------------------------------------------------------------------------------
Interest income                                                $5,336      $5,401        $5,538       $5,344
Interest expense                                                2,488       2,712         2,704        2,359
-------------------------------------------------------------------------------------------------------------
Net interest income                                             2,848       2,689         2,834        2,985
Provision for loan losses                                          25          25            50           25
-------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses             2,823       2,664         2,784        2,960
Non-interest income                                               717         832         1,283        1,064
Operating expense                                               3,104       2,678         2,896        2,867
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                        436         818         1,171        1,157
Provision for income taxes                                        158         291           421          457
-------------------------------------------------------------------------------------------------------------
Net income                                                       $278        $527          $750         $700
-------------------------------------------------------------------------------------------------------------


PER SHARE DATA:
Primary earnings per common share                                $.05        $.10          $.15         $.09
Fully diluted earnings per common share                           .05         .10           .13          .08
Dividends per common share                                        .02         .02          .025         .025
Average common shares and common stock equivalents
outstanding
   Primary                                                      4,466       4,459         4,629        6,120
   Fully diluted                                                4,466       4,459         5,610        8,731
=============================================================================================================

FINANCIAL DATA--FAMILY BANK
(IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)


    The following selected financial data for each of the years ended December 31, 1996, 1995 and 1994 and the balance sheet data as of December 31, 1996 and 1995 are derived from financial statements of Family, contained elsewhere herein, which have been audited by Ernst & Young LLP, independent certified public accountants. The selected financial data for the years ended December 31, 1993 and 1992 and the balance sheets as of December 31, 1994, 1993 and 1992 have been derived from unaudited financial statements not contained herein. The financial data for the three-month periods ended March 31, 1997 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Family considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31,1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data contained below should be read in conjunction with Family's financial statements and related notes thereto contained elsewhere in this Joint Proxy Statement/Prospectus.

SELECTED FINANCIAL DATA
=============================================================================================================
                                           THREE MONTHS ENDED                   YEAR ENDED
                                                MARCH 31,                       DECEMBER 31,
(AMOUNTS IN THOUSANDS)                                           1996     1995      1994      1993     1992
-------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATING RESULTS:
Interest income                             $4,643    $4,162   $17,435  $15,547   $11,941   $10,390   $9,523
Interest expense                             1,600     1,341     5,816    5,048     3,199     2,521    3,011
-------------------------------------------------------------------------------------------------------------
Net interest income                          3,043     2,821    11,619   10,499     8,747     7,869    6,512
Provision for loan losses                                 50       200       95       [37]      241      532
-------------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                            3,043     2,771    11,419   10,404     8,779     7,628    5,980
Non-interest income                            566       540     2,255    1,896     1,611     1,803    1,470
Operating expenses                           1,721     1,829     7,071    6,759     6,055     4,948    4,688
-------------------------------------------------------------------------------------------------------------
Income before income taxes                   1,888     1,482     6,603    5,541     4,335     4,483    2,762
Income taxes                                   607       450     2,163    1,888     1,384     1,237      651
-------------------------------------------------------------------------------------------------------------
Net income                                  $1,281    $1,032    $4,440   $3,653    $2,951    $3,246   $2,111
=============================================================================================================

SELECTED FINANCIAL DATA (Continued)
==============================================================================================================
                                          THREE MONTHS ENDED
                                                MARCH 31,                  YEAR ENDED DECEMBER 31,
(AMOUNTS IN THOUSANDS, EXCEPT SHARE
DATA)                                        1997     1996      1996      1995      1994      1993      1992
--------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
AT PERIOD END:
Total assets                              $252,921  $218,304  $247,853  $205,501  $181,029  $164,882  $150,281
Investments                                 53,191    42,771    55,789    37,528    27,637    27,028    34,395
Loans (d)                                  166,970   143,273   158,955   145,361   135,653   121,405    97,369
Allowance for loan losses                    1,542     1,345     1,603     1,314     1,360     1,295     1,134
Total deposits                             218,754   190,262   216,469   178,913   159,147   145,788   134,094
Borrowed money                               8,257     5,044     6,937     5,310     3,293     2,659     2,754
Shareholders' equity                        21,830    19,104    20,591    18,142    15,563    13,376    10,659
Shares outstanding                         591,669   583,145   590,514   581,990   529,173   529,173   529,173
===============================================================================================================

AVERAGE BALANCES:
Assets                                    $243,527  $218,958  $223,100  $194,700  $175,600  $156,700  $133,100
Shareholders' equity                        21,226    19,067    19,400    16,900    14,400    12,000     9,600
Interest-earning assets                    233,049   192,036   207,800   180,000   161,900   145,700   123,700
Interest-bearing liabilities               217,839   187,853   150,000   132,400   113,400    99,900    90,600
===============================================================================================================

OTHER DATA:
Return on average assets                     2.10%     1.89%     1.99%     1.88%     1.68%     2.07%     1.59%
Return on average shareholders' equity      24.14%    21.65%    22.89%    21.62%    20.49%    27.05%    21.99%
Average shareholders' equity to
  average total assets                       8.72%     8.71%     8.70%     8.68%     8.20%     7.66%     7.21%
Shareholders' equity to total assets         8.63%     8.75%     8.31%     8.83%     8.60%     8.11%     7.09%
Net interest spread                          5.39%     5.81%     4.62%     4.91%     5.23%     4.61%     4.38%
Net interest margin                          5.46%     5.88%     5.70%     5.91%     6.07%     5.40%     5.26%
Non-performing loans (a)                      $858    $1,376    $1,344    $1,248      $480      $502      $803
Non-performing assets (a)                   $1,718    $1,690    $1,595    $1,702      $811      $688    $1,893
Non-performing loans to total loans and
  mortgage-backed securities                  .49%      .91%      .82%      .82%      .34%      .40%      .77%
Non-performing assets to total assets         .68%      .77%      .64%      .83%      .45%      .42%     1.26%
Allowance for loan losses to total
  loans                                       .92%      .94%     1.00%      .90%     1.00%     1.07%     1.16%
Allowance for loan losses to
  non-performing loans                     179.72%    97.75%      119%      105%      283%      258%      141%
Net charge-offs to average loans                0%        0%    (.06)%      .10%    (.08)%      .07%      .42%
Efficiency ratio (b)                           48%       54%       54%       56%       58%       51%       59%
Dividend payout ratio (e)                       0%        0%       49%       39%       62%       16%       25%
Number of full-service offices (c)               7         7         7         7         6         5         4
===============================================================================================================

                                       25


(a) Non-performing loans are loans contractually past due 90 days or more placed on non-accrual. Non-performing assets include non-performing loans, other real estate owned and repossessed assets.
(b) The efficiency ratio is calculated by dividing non-interest expense by net interest income plus non-interest income.
(c) One branch was placed in service in October, 1994 and one branch was placed in service in July, 1995.
(d) Net of deferred loan fees and undisbursed loans in process.
(e) Dividend payout ratio is calculated by dividing dividends declared per share by primary net income per share.


MARKET PRICE AND DIVIDEND DATA

RSFC

     The RSFC Common Stock is traded under the symbol "RSFC" on the Nasdaq National Market. It is the present intention of the RSFC Board to continue to pay regular quarterly cash dividends. However, the declaration and payment of future dividends is at the sole discretion of the RSFC Board and the amount, if any, depends upon the earnings, financial condition and capital needs of RSFC and the Bank and other factors, including restrictions arising from federal and state banking laws and regulations to which RSFC and the Bank are subject. In addition, the holders of Series C Preferred (as defined below in "Comparison of Rights of Holders of RSFC and Family Common Stock--Authorized Capital Stock") will have a right prior to the holders of RSFC Common Stock to receive the payment of dividends.

     The table below sets forth, for the periods indicated, the high and low bid prices and cash dividends paid for the RSFC Common Stock as reported by the Nasdaq National Market.


                                                  PRICE PER SHARE OF
                                                   RSFC COMMON STOCK          DIVIDEND PER SHARE
                                                 ---------------------             OF RSFC
                                                  HIGH             LOW           COMMON STOCK
                                                 ------          ------       ------------------
YEAR ENDED MARCH 31, 1994
  First Quarter  ............................    $4              $3               $ .0095
  Second Quarter ............................     3 1/2           2 7/8             .0095
  Third Quarter  ............................     4 1/4           3 1/2             .0095
  Fourth Quarter ............................     4 1/4           3 5/8             .01

YEAR ENDED MARCH 31, 1995
  First Quarter  ............................     4 1/4           3 3/8             .01
  Second Quarter ............................     4 1/2           3 3/4             .02
  Third Quarter  ............................     4 3/8           3 1/4             .02
  Fourth Quarter ............................     4 3/8           3 3/4             .02

NINE MONTHS ENDED DECEMBER 31, 1995(1)
  Quarter ended June 30, 1995 ...............     5               4 1/8             .02
  Second Quarter ............................     6               4 3/4             .025
  Third Quarter .............................     5 7/8           5 1/8             .025

YEAR ENDED DECEMBER 31, 1996
  First Quarter .............................     6               5 1/8             .025
  Second Quarter ............................     6 1/4           5 1/2             .03
  Third Quarter .............................     5 7/8           5 1/8             .03
  Fourth Quarter ............................     6 1/8           5 1/4             .03

YEAR ENDING DECEMBER 31, 1997
  First Quarter .............................     7 3/4           6 3/8             .03
  Second Quarter (through May 14, 1997)......     7 7/8           6 7/8

-----------------------
(1) On July 26, 1995, as a consequence of the Bank's conversion to a commercial bank charter, RSFC changed its fiscal year-end from March 31 to December 31.

     On January 7, 1997, the last full trading day prior to the announcement of the Merger Agreement, the reported Nasdaq National Market closing price of the RSFC Common Stock was $6.375 per share. On May 14, 1997, the most recent available date prior to the date of this Joint Proxy Statement/Prospectus, the reported Nasdaq National Market closing price of the RSFC Common Stock was $7.625 per share.

FAMILY

     There is no established public trading market for Family Common Stock, and no reliable information is available as to trades of such shares or the prices at which such shares have traded. Based upon the limited information available to it, Family is aware of transactions that have resulted in shares of Family Common Stock being sold or transferred since January 1, 1994 at prices ranging from a low of approximately $24.25 per share to a high of approximately $34 per share for the most recent trade prior to announcement of the Merger. To the knowledge of Family, no trades in Family Common Stock have occurred since the announcement of the Merger.


     Family has declared dividends in each of the last four years. Family declared dividends of $0.91, $2.50, $3.50 and $3.86 per share in 1994, 1995, 1996 and 1997, respectively. The 1994 dividends per share have been restated to give effect to the 10% stock dividend declared in 1994.


SELECTED COMPARATIVE PER SHARE DATA


The following table sets forth certain information concerning the RSFC Common Stock and the Family Common Stock. The tables also include certain pro forma per share combined information which is based on the historical data of RSFC and Family adjusted to give effect to the Merger, excluding anticipated cost-savings from operational efficiencies of the Combined Company. The data contained below should be read in conjunction with RSFC's consolidated financial statements and related notes thereto contained elsewhere in this Joint Proxy Statement/Prospectus. See also "Unaudited Pro Forma Combined Condensed Financial Data."

                                                                RSFC                 FAMILY
                                                                ----                 ------
                                                                   PRO FORMA               EQUIVALENT
                                                                      PER                      PRO
                                                                     SHARE                  FORMA PER
                                                       HISTORICAL     DATA    HISTORICAL  SHARE DATA(1)
                                                       ----------  ---------  ----------  -------------
BOOK VALUE PER SHARE(2):
     March 31, 1997                                       $4.82       $3.68     $32.10       $47.84
     December 31, 1996                                     4.82        3.64      33.73        47.32

CASH DIVIDENDS DECLARED PER SHARE:
     Three months ended March 31, 1997                     $.03        $.03        -0-         $.39
     Year ended December 31, 1996                         $.115       $.115      $3.50        $1.50
     Nine months ended December 31, 1995                   $.07        $.07      $2.50         $.91
     Year ended March 31, 1995(4)                          $.07        $.07      $0.91         $.91

INCOME PER COMMON AND COMMON EQUIVALENT
SHARE:
     Three months ended March 31, 1997                     $.09        $.11      $2.04        $1.43
     Year ended December 31, 1996(3)                       $.20        $.36      $7.33        $4.68
     Nine months ended December 31, 1995                   $.32        $.32      $4.55        $4.16
     Year ended March 31, 1995                             $.23        $.31      $5.13        $4.03

-----------------------
(1) The equivalent pro forma per share data represents the value of the pro forma per share data multiplied by the Exchange Ratio.
(2) Book value per share is calculated by dividing common shareholders' equity plus the proceeds of the assumed conversion of "in the money" options, warrants and convertible preferred stock by the number of common stock outstanding and conversion of all "in the money" options, warrants and convertible preferred stock.
(3) Includes one time SAIF assessment of $669,000, net of tax, or $.09 per share for RSFC. The Family equivalent pro forma income per common share excluding the one time SAIF assessment is $5.96.
(4) The cash dividends of Family have been restated to give effect to the 10% stock dividend declared during the twelve months ended March 31, 1995.

                                  RISK FACTORS

     RSFC AND FAMILY SHAREHOLDERS SHOULD CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS BEFORE DECIDING HOW TO VOTE ON THE PROPOSALS CONTAINED HEREIN. CERTAIN STATEMENTS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS," "EXPECTS" AND WORDS OF SIMILAR IMPORT, CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF RSFC, FAMILY OR THE COMBINED COMPANY OR INDUSTRY RESULTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: THE ABILITY OF THE COMBINED COMPANY TO INTEGRATE SUCCESSFULLY THE BANK AND FAMILY OPERATIONS IN A TIMELY MANNER AND TO CONTAIN RESTRUCTURING EXPENSES; RAPID CHANGES IN INTEREST RATES; ADVERSE ECONOMIC CONDITIONS IN PALM BEACH AND BROWARD COUNTIES, FLORIDA; INTENSE COMPETITION FOR DEPOSITORS AND BORROWERS FROM FINANCIAL INSTITUTIONS WITH MUCH GREATER RESOURCES THAN THE COMBINED BANK; ADVERSE CHANGES IN LAWS AND REGULATIONS; RAPID GROWTH AND SIGNIFICANT CHANGES IN THE COMBINED BANK'S LOAN PORTFOLIO COMPOSITION AND OTHER FACTORS REFERENCED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. CERTAIN OF THESE FACTORS ARE DISCUSSED IN MORE DETAIL ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING, WITHOUT LIMITATION, UNDER THE CAPTIONS "SUMMARY," "THE MERGER," "CERTAIN INFORMATION CONCERNING RSFC" AND "CERTAIN INFORMATION CONCERNING FAMILY." GIVEN THESE UNCERTAINTIES, RSFC AND FAMILY SHAREHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. RSFC AND FAMILY EACH DISCLAIM ANY OBLIGATION TO UPDATE ANY SUCH FACTORS OR TO ANNOUNCE PUBLICLY THE RESULT OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

RISK FACTORS APPLICABLE TO THE MERGER. The following risk factors apply to the Merger.

     FIXED EXCHANGE RATIO DESPITE POSSIBLE CHANGE IN STOCK PRICE. The Exchange Ratio is expressed in the Merger Agreement as a fixed ratio. Accordingly, the Exchange Ratio will not be adjusted in the event of any increase or decrease in the price of RSFC Common Stock. The price of RSFC Common Stock at the Effective Time may vary from its price at the date of this Joint Proxy Statement/Prospectus and at the dates of the Shareholder Meetings, possibly by a material amount. Such variations may be the result of changes in the business, operations or prospects of RSFC, market assessments of the likelihood that the Merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions, factors affecting the banking industry in general and other factors. Because the Effective Time will occur at a date later than the Shareholder Meetings, there can be no assurance that the price of RSFC Common Stock on the dates of the Shareholder Meetings will be indicative of its price at the Effective Time. The Effective Time will occur as soon as practicable following the Shareholder Meetings and the satisfaction or waiver of the conditions set forth in the Merger Agreement. Shareholders of RSFC and Family are urged to obtain current market quotations for RSFC Common Stock. See "Market Price and Dividend Data."

     POTENTIAL ADVERSE IMPACT OF INTEGRATION OF OPERATIONS. RSFC and Family have entered into the Merger Agreement with the expectation that the Merger will result in certain benefits, ultimately including operating cost savings, for the Combined Company. Achieving the anticipated benefits of the Merger will depend in part upon whether the operations and organizations of the Bank and Family can be integrated in an efficient and effective manner. There can be no assurance that this integration will occur or that cost savings in operations will be achieved. The Combined Company may also encounter unanticipated operational or organizational difficulties. The successful combination of the two banks will require, among other things, consolidation of certain operations, elimination of duplicative corporate and administrative expenses and elimination of certain positions at Family and within the Bank. The integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the Combined Bank. There can be no assurance that integration will be accomplished smoothly or successfully. Failure to accomplish effectively the integration of the two banks' operations could have a material adverse effect on RSFC's results of operations and financial condition following the Merger.


     SUBSTANTIAL VOTING DILUTION TO RSFC SHAREHOLDERS. The Merger will result in substantial voting dilution to the shareholders of RSFC. After the Merger, the holders of RSFC Common Stock will have their voting interest in RSFC reduced from 100% to 49.0% (excludes the impact of the exercise or conversion of all outstanding options, warrants and convertible preferred stock).

     RISK OF NO SOLICITATION PROVISION. The Merger Agreement contains a "no solicitation provision" that restricts the ability of RSFC and Family to solicit transactions other than the Merger. See "The Merger--The Merger Agreement." The existence of this no solicitation provision may have the effect of limiting the ability of the respective boards of directors to seek (i) competing proposals that could result in greater value being realized by the shareholders or (ii) equity investments in either company.

     BENEFITS ACCRUING TO MANAGEMENT OF FAMILY. As a result of the Merger, certain members of the Family Board and Family's management will receive shares of RSFC Common Stock in exchange for shares of Family Common Stock on the same terms as are applicable to the other shareholders of Family. In addition, all stock options currently held by each officer and director of Family will, in connection with the Merger, be converted into a right to receive shares of RSFC Common Stock based on the Exchange Ratio. The Merger Agreement provides that at the Effective Time certain Family directors and officers will be appointed to the RSFC Board, the Combined Bank Board and/or as executive officers pursuant to employment agreements of the Combined Company. As a result of these transactions, certain officers and directors of Family may have conflicts of interest in connection with the Merger. See "The Merger--Interests of Certain Persons in the Merger" and "Management Following the Merger."

RISK FACTORS APPLICABLE TO THE COMBINED COMPANY. The following risk factors apply to either or both of RSFC and Family, as the context dictates, and will continue to apply to the Combined Company after the Merger.


     CHANGE IN COMPOSITION OF LOAN PORTFOLIO. As a result of the Merger, the composition of the loan portfolio of the Combined Bank will be different from that of the respective loan portfolios of the Bank and Family. At March 31, 1997, the Bank's loan portfolio was composed of 10% commercial purpose loans, 24% commercial real estate loans, 48% residential real estate loans and 18% consumer loans. At March 31, 1997, Family's loan portfolio was composed of 9% commercial purpose loans, 50% commercial real estate loans, 32% residential real estate loans and 9% consumer loans. On a pro forma basis, the Combined Bank's loan portfolio is composed of 9% commercial purpose loans, 34% commercial real estate loans, 43% residential real estate loans and 14% consumer loans. Commercial and consumer loans are generally considered to carry different and significantly greater risks than residential mortgage loans. Thus, as a result of the Merger, the Combined Bank's loan portfolio may carry more risk than the current loan portfolio of the Bank. Although the redistribution of the loan composition is consistent with the Bank's operating strategy and will allow the Combined Bank to be comparable to its bank peer group, there are no assurances that the Combined Bank will be able to generate sufficient loan volume in the commercial and consumer area to maintain its portfolios of consumer and commercial loans at their current level or to increase such portfolios.


     ALLOWANCE FOR LOAN LOSSES. Industry experience indicates that a portion of the loans of the Bank and Family will become delinquent and a portion of the loans will require partial or entire charge off. Regardless of the underwriting criteria utilized by the Combined Bank or its predecessors, losses may be experienced as a result of various factors beyond the Combined Bank's control, including, among others, changes in market conditions affecting the value of security and problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in that area could result in a decrease in the value of a significant portion of the Combined Bank's collateral. There can be no assurance that the Combined Bank will not experience significant losses in its loan portfolios which may require significant additions to the loan loss reserves.

     INTENSE COMPETITION IN THE MARKET AREAS OF THE BANK AND FAMILY. Vigorous competition exists in all areas where the Bank and Family presently engage in business. The Bank and Family each face intense competition in their market areas from major banking and financial institutions, including many which have substantially greater resources, name recognition and market presence than the Bank and Family. Other banks, many of which have higher legal lending limits, actively compete for loans, deposits and other services which the Bank and Family each offer. Competitors of the Bank and Family include commercial banks, savings banks, savings and loan associations, insurance companies, finance companies, credit unions and mortgage companies. Trends toward the consolidation of the banking industry may make it more difficult for smaller banks, such as the Bank and Family, to compete with large national and regional banking institutions.

     EFFECT OF INTEREST RATES. The operations of the Bank and Family, and of commercial banks in general, are significantly influenced by general economic conditions, by the related monetary and fiscal policies of the federal government and, in particular, the FDIC and the FRB. Deposit flows and the cost of funds are influenced by interest rates of competing investments and general market rates of interest. Lending activities are affected by the demand for commercial and residential mortgage financing and for other types of loans, which in turn is affected by the interest rates at which such financing may be offered and by other factors affecting the supply of office space and housing and the availability of funds.


     At December 31, 1996, the Bank's liabilities which would reprice within the next twelve months exceeded the assets by approximately $23.4 million, or 6.5% of total assets. As a result of this negative sensitivity gap, an increase in market interest rates is likely to result in a reduction of net interest income for the Bank because the level of interest paid on interest-bearing liabilities is likely to increase more quickly than the level of interest earned on interest-earning assets. At December 31, 1996, Family's liabilities which would reprice within the next twelve months exceeded the assets by approximately $58.0 million, or 23.4% of total assets. As a result of this negative sensitivity gap, an increase in market interest rates is likely to result in a reduction of net interest income for Family because the level of interest paid on interest-bearing liabilities is likely to increase more quickly than the level of interest received on interest-earning assets. At December 31, 1996, the Combined Bank's liabilities which would reprice within the next twelve months exceed the assets by approximately $81.4 million, or 14% of total combined assets.


     Increases in the level of interest rates may reduce loan demand, and thereby the amount of loans that can be originated by the Bank and Family and, similarly, the amount of loan and commitment fees, as well as the value of the investment securities and other interest-earning assets of the Bank and Family. Moreover, volatility in interest rates can result in disintermediation, which is the flow of funds away from banks into direct investments, such as corporate securities and other investment vehicles which, because of the absence of federal deposit insurance, generally pay higher rates of return than banks, or the transfer of funds within the bank from a lower yielding savings accounts to higher yielding certificates of deposit.

     ABILITY TO MAKE DIVIDEND PAYMENTS. RSFC is a legal entity separate and distinct from the Bank. Because RSFC's principal business activity is limited to owning the Bank, RSFC's payments of dividends on the RSFC Common Stock and Series C Preferred will generally be funded from dividends received by RSFC from the Bank. Federal and state regulations limit the aggregate amount of cash dividends that the Bank may pay to RSFC, its sole shareholder. The Bank's ability to make dividend payments to RSFC is subject to the Bank's continuing profitable operations and there can be no assurance that future earnings of the Bank will support sufficient dividend payments to RSFC.

     DEPENDENCE ON KEY PERSONNEL. The success of the Bank and Family each depends to a significant extent upon the performance of its respective Chairman of the Board, President and Executive Vice President, the loss of any of whom could have a materially adverse effect on the respective bank. Each of the Bank and Family believes that its respective future success will depend in large part upon its ability to retain such personnel. There can be no assurance that the Bank or Family will be successful in retaining such personnel. Pursuant to the Merger Agreement, the President and the Executive Vice President of Family will become employees of the Combined Bank. See "The Merger--Interests of Certain Persons in the Merger."


     CONTROL BY MANAGEMENT. The executive officers and directors of RSFC and Family own approximately 13% and 28.0%, respectively, of the outstanding shares of the respective common stock, excluding currently exercisable options and warrants. Such persons would own 16.5% and 31.0%, respectively, of the outstanding shares of the respective common stock if all outstanding options, whether or not currently exercisable, were exercised. After the consummation of the Merger, the executive officers and directors of the Combined Company are expected to own approximately 14.5% of the outstanding shares of RSFC Common Stock, excluding currently exercisable options and warrants, and approximately 18.6% of the outstanding shares of RSFC Common Stock if all outstanding options, whether or not exercisable, were exercised. Therefore, management is likely, by virtue of this concentration of stock ownership, to influence significantly the election of RSFC directors and to influence significantly the outcome of actions requiring shareholder approval.


     RETENTION OF CUSTOMERS. The Combined Bank expects to retain the individual customer-base of the Bank and Family after the Merger. However, it is possible that a greater number of customers than anticipated will move their banking relationships to other financial institutions as a result of the Merger.

     FAMILY AFFILIATES RESTRICTIONS. Shares of RSFC Common Stock issued to "affiliates" (generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of RSFC Common Stock) of Family for purposes of Rule 145 under the Securities Act as of the date of the Family Special Meeting or for purposes of applicable interpretations regarding pooling-of-interests accounting treatment may not be resold by such affiliates except pursuant to an effective registration statement under the Securities Act or other applicable exemption from the registration requirements of the Securities Act and until such time as financial results covering at least 30 days of combined operations of RSFC and Family after the Merger have been published.

     CERTAIN POTENTIAL ANTI-TAKEOVER PROVISIONS. Certain provisions of RSFC's Articles and Bylaws could delay or frustrate the removal of incumbent directors and could make a merger, tender offer or proxy contest involving RSFC more difficult, even if such events were perceived by shareholders as beneficial to their interests. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which shareholders of RSFC might otherwise receive a substantial premium for their shares over then-current market prices.

                         MARKET PRICE AND DIVIDEND DATA

RSFC

     The RSFC Common Stock is traded under the symbol "RSFC" on the Nasdaq National Market. It is the present intention of the RSFC Board to continue to pay regular quarterly cash dividends. However, the declaration and payment of future dividends is at the sole discretion of the RSFC Board and the amount, if any, depends upon the earnings, financial condition and capital needs of RSFC and the Bank and other factors, including restrictions arising from federal and state banking laws and regulations to which RSFC and the Bank are subject. In addition, the holders of Series C Preferred will have a right prior to the holders of RSFC Common Stock to receive the payment of dividends.

     The table below sets forth, for the fiscal quarters indicated, the high and low bid prices for the RSFC Common Stock as reported by the Nasdaq National Market.

                                                            PRICE PER SHARE OF                DIVIDEND PER SHARE
                                                            RSFC COMMON STOCK                       OF RSFC
                                                         HIGH                 LOW                 COMMON STOCK
                                                         ----                 ---              ------------------
YEAR ENDED MARCH 31, 1994
 First Quarter .......................................    $4                  $3                  $ .0095
 Second Quarter ......................................     3 1/2               2 7/8                .0095
 Third Quarter .......................................     4 1/4               3 1/2                .0095
 Fourth Quarter ......................................     4 1/4               3 5/8                  .01
YEAR ENDED MARCH 31, 1995
 First Quarter .......................................     4 1/4               3 3/8                  .01
 Second Quarter ......................................     4 1/2               3 3/4                  .02
 Third Quarter .......................................     4 3/8               3 1/4                  .02
 Fourth Quarter ......................................     4 3/8               3 3/4                  .02
NINE MONTHS ENDED DECEMBER 31, 1995(1)
 Quarter ended June 30, 1995 .........................     5                   4 1/8                  .02
 Second Quarter ......................................     6                   4 3/4                 .025
 Third Quarter .......................................     5 7/8               5 1/8                 .025
YEAR ENDED DECEMBER 31, 1996
 First Quarter .......................................     6                   5 1/8                 .025
 Second Quarter ......................................     6 1/4               5 1/2                  .03
 Third Quarter .......................................     5 7/8               5 1/8                  .03
 Fourth Quarter ......................................     6 1/8               5 1/4                  .03
YEAR ENDING DECEMBER 31, 1997
 First Quarter .......................................     7 3/4               6 3/8                  .03
 Second Quarter (through May 14, 1997) ...............     7 7/8               6 7/8

-------------
(1) On July 26, 1995, as a consequence of the Bank's conversion to a commercial bank charter, RSFC changed its fiscal year-end from March 31 to December 31.

     On January 7, 1997, the last full trading day prior to the announcement of the Merger Agreement, the reported Nasdaq National Market closing price of the RSFC Common Stock was $6.375 per share. On May 14, 1997, the most recent available date prior to the date of this Joint Proxy Statement/Prospectus, the reported Nasdaq National Market closing price of the RSFC Common Stock was $7.625 per share.


     Following the Merger, the RSFC Common Stock will continue to trade on the Nasdaq National Market.

     Because the Exchange Ratio is fixed and because the market price of the RSFC Common Stock is subject to fluctuation, the market value of the shares of the RSFC Common Stock that holders of the Family Common Stock will receive in the Merger may increase or decrease prior to and following the Merger. Shareholders are urged to obtain current market quotations for the RSFC Common Stock.

FAMILY

     There is no established public trading market for Family Common Stock, and no reliable information is available as to trades of such shares or the prices at which such shares have traded. Based upon the limited information available to it, Family is aware of transactions that have resulted in shares of Family Common Stock being sold or transferred since January 1, 1994 at prices ranging from a low of approximately $24.25 per share to a high of approximately $34 per share for the most recent trade prior to announcement of the Merger. To the knowledge of Family, no trades in Family Common Stock have occurred since the announcement of the Merger.


     Family has declared dividends in each of the last four years. Family declared dividends of $.91, $2.50, $3.50 and $3.86 per share in 1994, 1995, 1996 and 1997, respectively. The 1994 dividends per share have been restated to give effect to the 10% stock dividend declared in 1994.

                              SHAREHOLDER MEETINGS

     This Joint Proxy Statement/Prospectus is being furnished to the shareholders of RSFC and Family in connection with the solicitation of proxies by the RSFC Board for use at the RSFC Annual Meeting to be held on Friday, June 27, 1997, at 3:00 P.M., local time, at the Palm Beach Airport Hilton, 150 Australian Avenue, West Palm Beach, Florida 33406 and at all adjournments and postponements thereof, and by the Family Board for use at the Family Special Meeting to be held on Friday, June 27, 1997, at 10:00 A.M., local time, at the main offices of Family located at 1000 East Hallandale Beach Boulevard, Hallandale, Florida 33009 and at all adjournments and postponements thereof.

     At the respective Shareholder Meetings, the holders of RSFC Common Stock and Family Common Stock will be separately asked to consider and vote upon proposals to approve the Merger Agreement. A copy of the Merger Agreement (without the schedules thereto) is attached as Annex A to this Joint Proxy Statement/Prospectus. Pursuant to the Merger Agreement, upon satisfaction or waiver of certain conditions described in the Merger Agreement, (i) Family will be merged with and into the Bank, (ii) each outstanding share of Family Common Stock will be converted into the right to receive 13 shares of RSFC Common Stock and (iii) Family will cease to exist as a separate legal entity. In addition, at the RSFC Annual Meeting, the RSFC shareholders will be asked to vote on other matters, and at the Family Special Meeting, the Family shareholders will be asked to approve the Plan of Merger. The Plan of Merger is the instrument to be filed with the Florida Banking Department. A copy of the Plan of Merger (with the schedules thereto) is attached as Annex B to this Joint Proxy Statement/Prospectus.

     A representative of Ernst & Young LLP, independent certified public accountants of RSFC and Family, will be present at each of the Shareholder Meetings and will have an opportunity to make a statement, if such representative so desires, and to respond to appropriate questions raised at such Shareholder Meeting. Neither the Audit Committee of the RSFC Board nor the Family Board has met to select independent auditors for the current year.

                          VOTING AND PROXY INFORMATION

RSFC


     The RSFC Board has fixed the close of business on May 1, 1997 as the RSFC Record Date for determining the holders of RSFC Common Stock entitled to receive notice of and to vote at the RSFC Annual Meeting or any adjournments or postponements thereof. At the close of business on the RSFC Record Date, there were outstanding 7,854,982 shares of RSFC Common Stock. As of such date, such shares of RSFC Common Stock were held by approximately 3,700 shareholders of record. The presence in person or by proxy of holders of record of shares representing a majority of the total issued and outstanding shares of the RSFC Common Stock will constitute a quorum at the RSFC Annual Meeting.


     Under Florida law and the terms of the Merger Agreement, the affirmative vote of the holders of at least a majority of the shares of RSFC Common Stock outstanding at the RSFC Record Date is required in order to adopt the Merger Agreement. The holders of RSFC Common Stock are entitled to one vote on all matters properly brought before the RSFC Annual Meeting for each share of RSFC Common Stock held by such persons. Votes may be cast in person at the RSFC Annual Meeting or by proxy.


     As of the RSFC Record Date, directors and executive officers of RSFC and their affiliates had the right to vote 995,060 shares of RSFC Common Stock in the aggregate (representing approximately 12.7% of the outstanding shares of RSFC Common Stock as of the RSFC Record Date). The directors and executive officers of RSFC who hold such shares have informed RSFC that they intend to vote all such shares in favor of the approval and adoption of the Merger Agreement. H. Gearl Gore, Richard J. Haskins, Lennart E. Lindahl Jr., Richard C. Rathke, Rudy E. Schupp, Victor H. Siegel, M.D., W.F. Spitznagel, Bruce E. Wiita, M.D. and William Wolfson have each entered into a voting agreement with Family in which, among other things, each agrees to vote all shares of RSFC Common Stock that he has the right to vote in favor of the Merger. Such shares total 1,007,188, representing 12.8% of the shares of RSFC Common Stock outstanding on the Record Date.


     Any RSFC shareholder who signs and returns a proxy may revoke it at any time before it has been voted by (i) delivering to the Secretary of RSFC written notice of its revocation, (ii) executing and delivering to the Secretary of RSFC a proxy bearing a later date or (iii) attending the RSFC Annual Meeting and voting in person. Attendance at the RSFC Annual Meeting will not in and of itself constitute a revocation of any proxy given to RSFC. Written notice of revocation should be sent to RSFC, P.O. Box 4298, West Palm Beach, Florida 33402-4298, Attention: Secretary. All properly executed proxies, if received in time for voting and not revoked, will be voted in accordance with the instructions specified, or, if no instructions are specified, will be voted for the approval of the Merger Agreement.

FAMILY


     The Family Board has fixed the close of business on May 15, 1997 as the Family Record Date for determining the holders of Family Common Stock entitled to receive notice of and to vote at the Family Special Meeting or any adjournments or postponements thereof. At the close of business on the Family Record Date, there were outstanding 636,441 shares of Family Common Stock. As of such date, the shares of Family Common Stock were held by approximately
462 shareholders of record. The presence in person or by proxy of holders of record of shares representing a majority of the total outstanding shares of the Family Common Stock will constitute a quorum at the Family Special Meeting.


     Under Florida law and the terms of the Merger Agreement, the affirmative vote of the holders of at least a majority of the shares of Family Common Stock outstanding at the Family Record Date is required in order to approve the Merger Agreement and the Plan of Merger. The holders of Family Common Stock are entitled to one vote on all matters properly brought before the Family Special Meeting for each share of Family Common Stock held by such persons. Votes may be cast in person at the Family Special Meeting or by proxy.

     As of the Family Record Date, directors and executive officers of Family and their affiliates had the right to vote 178,052 shares of Family Common
Stock in the aggregate (representing approximately 28.0% of the outstanding shares of Family Common Stock as of the Family Record Date). The directors and executive officers of Family who hold such shares have informed Family that they intend to vote all such shares in favor of the approval of the Merger Agreement and the Plan of Merger. Paula Berliner, Louis R. Bianculli, Joseph D. Cesarotti, Mary Anna Fowler, Lynn W. Fromberg, Eugene W. Hughes, Jr., Carol R. Owen and Joslyn Perkins have each entered into a voting agreement with RSFC in which, among other things, each agrees to vote all shares of Family Common Stock that he or she has the right to vote in favor of the Merger. Such shares total 174,652, representing 27.4% of the shares of Family Common Stock outstandingn on the Record Date.


     Any Family shareholder who signs and returns a proxy may revoke it at any time before it has been voted by (i) delivering to the Secretary of Family written notice of its revocation, (ii) executing and delivering to the Secretary of Family a proxy bearing a later date or (iii) attending the Family Special Meeting and voting in person. Attendance at the Family RSFC Special Meeting will not in and of itself constitute a revocation of any proxy given to Family. Written notice of revocation should be sent to Family, 1000 East Hallandale Beach Boulevard, Hallandale, Florida 33009, Attention: Secretary. All properly executed proxies, if received in time for voting and not revoked, will be voted in accordance with the instructions specified, or, if no instructions are specified, will be voted for the approval of the adoption of the Merger Agreement and of the Plan of Merger.


PROXIES


     All shares represented by properly executed proxies received prior to or at the respective Shareholder Meetings and not revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed returned proxy, such proxies will be voted FOR approval of the proposals set forth thereon (the "Proposals"). A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the Shareholder Meetings, will not be voted and will have the effect of a vote against the Proposals. Brokers and nominees are precluded from exercising their voting discretion with respect to the approval and adoption of the Proposals and thus, absent specific instructions from the beneficial owner of such shares, are not empowered to vote such shares with respect to the approval and adoption of such Proposals. Therefore, because the affirmative vote of a majority of the shares of RSFC and Family Common Stock outstanding on the Record Dates is required to approve the Proposals, a "broker non-vote" (i.e., shares held by brokers or nominees that are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular Proposal) will have the effect of a vote against such proposals. Shares represented by "broker non-votes" will, however, be counted for purposes of determining whether there is a quorum at the Shareholder Meetings.


     Neither management of RSFC nor of Family, as the case may be, knows of any business to be presented at its respective Shareholder Meeting other than such business described in this Joint Proxy Statement/Prospectus. Should additional business properly come before the respective Shareholder Meeting, the persons acting as the proxies will have discretion to vote in accordance with their own judgment on such business.

                         DISSENTERS' RIGHTS OF APPRAISAL


     The holders of RSFC Common Stock who vote against the Merger Agreement will not be entitled to dissenters' rights of appraisal under the FBCA because such shareholders hold shares that are listed on the Nasdaq National Market. See "Comparison of Rights of Holders of RSFC and Family Common Stock--Rights of Dissenting Shareholders." The holders of Family Common Stock who vote against the Plan of Merger are entitled to dissenters' rights of appraisal under Sections 658.44(2)-(5) of the Florida Banking Code. Family shareholders will also have the option of voting against the Plan of Merger and electing to receive shares of RSFC Common Stock in accordance with the Exchange Ratio rather than the cash payment required by Section 658.44. The text of Sections 658.44(2)-(5) is set forth on Annex E to this Joint Proxy Statement/Prospectus.

     Pursuant to Section 658.44, each dissenting Family shareholder is entitled to payment in cash of the value of only those shares held by such shareholder only if such shareholder either (i) votes against the Plan of Merger at the Family Special Meeting or (ii) gives written notice to Family, at or prior to the Family Special Meeting, that the shareholder dissents from the Plan of Merger ("Qualified Dissenting Family Shareholders"). Consequently, a Family shareholder's failure to vote against the Plan of Merger at the Family Special Meeting or to give written notice to Family, at or prior to the Family Special Meeting, that the shareholder dissents from the Plan of Merger will constitute a waiver of such shareholder's appraisal rights. At or promptly after the Effective Time, RSFC will announce an amount that it considers to be not more than the fair market value per share of the shares of the Family Common Stock (the "Offer Price") and will offer to pay such Offer Price to all Qualified Dissenting Family Shareholders. The Qualified Dissenting Family Shareholders who accept the Offer Price will be entitled to receive the Offer Price in cash upon surrendering the respective stock certificates within 30 days after the Effective Time.

     The value of shares of Qualified Dissenting Family Shareholders who do not accept the Offer Price will be determined as of the Effective Time by three appraisers (one selected by such Qualified Dissenting Family Shareholders holding two-thirds of such shares, one selected by the Combined Bank Board and the third selected by the two so chosen).


     The value agreed upon by any two of the appraisers shall control and, as such, shall be final and binding on all parties. If two appraisers do not agree to a value within 90 days from the Effective Time, the Florida Banking Department shall cause an appraisal to be made which shall be final and binding on all parties. The expenses of appraisals, if any, shall be paid by the Combined Bank. The aggregate amounts, if any, paid to all Qualified Dissenting Family Shareholders, whether determined by Offer Price or by appraisal, will constitute a debt of the Combined Bank.

     Any holder of Family Common Stock who is granted dissenters' rights by reason of the Merger under Section 658.44 of the Florida Banking Code and otherwise complies with the requirements of Section 658.44 shall not be entitled to receive shares of RSFC Common Stock as of the Effective Time, unless such holder effectively withdraws or loses his right to dissent from the Merger under
Section 658.44. Such holder shall be entitled to receive only the payment provided by Section 658.44. If such holder effectively withdraws or loses his right to dissent from the Merger under Section 658.44, the holder shall again be entitled to receive shares of RSFC Common Stock in accordance with the Exchange Ratio.

                                   THE MERGER

     THE FOLLOWING INFORMATION INSOFAR AS IT RELATES TO MATTERS CONTAINED IN THE MERGER AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE AND ATTACHED HERETO AS ANNEX A. RSFC AND FAMILY SHAREHOLDERS ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY. ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO FAMILY, EXCEPT SUCH INFORMATION DESCRIBED UNDER "--OPINION OF RYAN, BECK & CO." HAS BEEN SUPPLIED BY FAMILY FOR INCLUSION HEREIN AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY RSFC.


BACKGROUND TO THE MERGER


     During October 1995, Family entered into discussions initiated by a south Florida bank regarding the possible acquisition of Family by such bank. At a special meeting on November 16, 1995, the Family Board discussed the proposed terms put forth by such bank as well as such bank's ability to close the proposed transaction before authorizing Family's President to execute a non-binding letter of intent. Family signed a letter of intent with such bank on November 28, 1995. However, negotiations terminated in February 1996 when it became apparent that significant delays would occur in obtaining regulatory approval of the proposed transaction because of such bank's indirect foreign ownership. Beginning in early 1996, Family made written inquiries to certain other banking institutions regarding their interest in acquiring Family. As a result of such inquiries, Family met with several banks and reviewed various proposals. Discussions with these banks were discontinued for various reasons, including lack of synergy, proposed cash and/or stock consideration that represented a lower multiple of Family's book value than Family was willing to accept at the time and Family's doubts as to the ability of the potential acquirors to consummate the proposed acquisition.

     At a special meeting on April 16, 1996, the Family Board authorized the retention of Ryan, Beck to advise Family on various matters relating to alternative courses of action to maximize long-term shareholder value, including the possible sale of Family or merger with another financial institution. Family signed an engagement letter with Ryan, Beck on April 23, 1996. Subsequently, Ryan, Beck made inquiries to various financial institutions, including RSFC in late May 1996, regarding the possible acquisition of Family. Eleven financial institutions responded and Ryan, Beck distributed a Confidential Offering Memorandum to such entities upon their execution of a confidentiality agreement with Family. Four recipients of such materials, including RSFC, two institutions that had earlier discussions with Family, and a southeast bank larger than RSFC, made additional inquiries concerning Family. Family ultimately rejected the preliminary proposals of two institutions it had previous discussions with for various reasons, including lack of synergy, Family's doubts as to the ability of either of them to consummate the acquisition, and because the proposed consideration was less than that being offered by RSFC and the larger southeast bank and less than Family was willing to accept. In addition, one of the proposals was comprised of a substantial non-voting common stock component. Family also did not initially proceed with the larger southeast bank because its response was received later than the others. Accordingly, Family initially proceeded with RSFC.


     On June 4, 1996, RSFC received from Ryan, Beck the confidentiality agreement and the Confidential Offering Memorandum profiling Family. Two days later Ryan, Beck reviewed with Mr. Schupp this book's contents in the context of a possible business combination of RSFC and Family. On June 25, 1996, at the place of business of one of Family's directors, Messrs. Schupp and Haskins met with Messrs. Hughes and Owen to present RSFC and its outlook as to a merger between RSFC and Family. At its regular board meeting on June 26, 1996, the RSFC Board authorized senior management to proceed with negotiations regarding a merger of Family into RSFC. On June 28, 1996, RSFC issued a letter of interest in a merger transaction with Family to Messrs. Hughes and Owen along with additional information about RSFC to consider while determining whether to pursue such a transaction with RSFC.

     On July 9, 1996, RSFC's senior management met with Mr. Hughes at the offices of RSFC to discuss financial projections prepared by RSFC as to merger prospects between RSFC and Family. On July 30, 1996, four members of the RSFC Board, Messrs. Schupp, Haskins, Lindahl and Wolfson, hosted six members of the Family Board at the offices of RSFC for a presentation regarding the current operations of RSFC and the potential opportunities of a merger between

RSFC and Family. This presentation was followed by an informal gathering between the parties as well as certain additional RSFC officers.


    On August 7, 1996, RSFC and Ryan, Beck exchanged information as to financial projections of a merger between RSFC and Family. In mid-August Family and RSFC discontinued discussions as Family became more interested in pursuing merger discussions with the southeast bank because the southeast bank was larger in size than RSFC and had shares listed on the New York Stock Exchange, which Family believed (based on a review of weekly trading volume), would provide greater liquidity and stability than the stock of RSFC. In a non-binding written offer, this potential acquirer offered to acquire Family in a share exchange transaction whereby Family's shareholders would receive consideration equal to approximately 2.4 times Family's book value in the form of common stock of such potential acquirer. The valuation was similar to that being proposed by RSFC. At a special meeting on September 5, 1996, the Family Board decided to continue discussions with only this potential acquiror for the reasons previously described above in this paragraph. At such meeting, Ryan, Beck presented an analysis of such potential acquiror's proposal and discussed with the Family Board the positives and negatives of continuing negotiations with the potential acquiror. Prior to the adjournment of such meeting and after discussion, the Family Board agreed to enter into a standstill agreement for a period of 14 days to permit Family and such potential acquiror to perform preliminary diligence and to continue negotiations. During such period, Family reached tentative verbal agreement on a number of material terms and reviewed and commented on a proposed definitive agreement presented by such potential acquiror. However, discussions were terminated by such potential acquiror after performance of its initial due diligence. Although Family cannot be certain of the reason that discussions were terminated, it was advised by the potential acquirer that discussions were terminated over concerns about perceived lending philosophy differences between the two institutions and the level of Family's loan loss reserves. The Family Board was informed of such events during its September 17, 1996 board meeting.

     In early October, after Family senior management contacted RSFC senior management as a result of the termination of discussions with the larger southeast bank, Messrs. Haskins and Schupp met with Messrs. Keir and Owen and Ms. Fowler to compare lending practices and operating policies of the two institutions. On October 3, 1996, representatives from Ryan, Beck met certain members of the Family Board to discuss certain issues relating to a proposed transaction with RSFC, including pricing considerations.

     On October 18, 1996, RSFC and Family formally renewed merger discussions when RSFC, in a letter to Mr. Hughes, reaffirmed its interest in a merger transaction with Family. On the same date, the Family Board convened a special meeting at which representatives from Ryan, Beck summarized the significant terms of RSFC's proposal and discussed the trading history and certain financial data of RSFC. After discussion and review of certain aspects of RSFC's proposal, including the potential legal restrictions placed on shares of RSFC Common Stock to be received by Family shareholders upon consummation of an acquisition of Family by RSFC, the Family Board agreed to continue negotiations with RSFC with the goal of entering into a definitive agreement. Three days later, Ryan, Beck circulated a term sheet to the parties, which included the range of potential exchange ratios (1 share of Family Common Stock for 12 to 13 shares of RSFC Common Stock), a pooling of interests accounting and a tax-free exchange, as well as possible board structure for the Combined Company. On October 24, 1996, RSFC and Family entered into a stand-still agreement in which Family agreed, for a period of 35 days, not to solicit or encourage negotiations or discussions concerning any acquisition or other business combinations involving Family other than those possible negotiations and discussions with RSFC, and in which Family and RSFC mutually agreed to keep such discussions confidential.


     From approximately November 4, 1996 through November 15, 1996, RSFC's personnel conducted an on-site due diligence review of Family at its offices in West Hollywood, Florida. From approximately November 5, 1996 through November 23, 1996, Family's personnel conducted an on-site due diligence review of RSFC at its offices in West Palm Beach, Florida. Both of these on-site due diligence efforts were combined with RSFC's and Family's continuing off-site due diligence efforts. From mid-November 1996 through December 1996, negotiations between the parties continued, addressing the exchange ratio and other terms of a merger transaction, including employee agreements between Messrs. Owen and Keir and the Bank.

     The parties agreed early in the negotiations that the consideration would be stock instead of cash, as Family was interested in the potential for increased future value through an exchange of stock. Discussions as to the form of consideration involved a review and analysis of historical and prospective information as to shareholder liquidity. Negotiations as to the pricing of the transaction consisently focused on the exchange ratio. The parties debated the merits of a floating exchange ratio as compared to a fixed exchange ratio. Other material aspects of the negotiations related to representation of Family's Board on the Board of RSFC, other aspects of management structure, treatment of Family employees and the treatment of outstanding options to purchase shares of Family.


     At its regular board meeting on November 20, 1996, the RSFC Board authorized senior management to contract with Raymond James as the financial advisor to RSFC in connection with a proposed merger transaction with Family. On November 21, 1996, RSFC and Family signed an amended stand-still agreement extending the no-solicitation period to December 13, 1996.


     At a special board meeting on December 27, 1996, the RSFC Board heard senior management's presentation of its due diligence review of the proposed merger and Raymond James' conditional view that the proposed merger was fair from a financial point of view to RSFC shareholders. Raymond James' view on the fairness of the Merger from a financial point of view was considered conditional on December 27, 1996 for the following reasons: 1) the Family audit was not complete on that date and the fairness opinion was based on the assumption that Family's financial information provided to Raymond James would not be materially different from the audited financial results; and 2) significant changes in RSFC's common stock price from December 27, 1996 to the date of the fairness opinion could have affected Raymond James' view on the fairness of the Merger because of the fixed exchange ratio. See "--RSFC Reasons for the Merger; Potential Adverse Effects of the Merger; and Recommendation of RSFC's Board of Directors" and "--Opinion of Raymond James & Associates, Inc." At a special board meeting on December 30, 1996, the Family Board heard senior management's presentation of its due diligence review of the proposed merger and Ryan, Beck's view that the proposed merger was fair to Family shareholders. See "--Family Reasons for the Merger; Potential Adverse Effects of the Merger; and Recommendation of Family's Board of Directors" and "--Opinion of Ryan, Beck & Co."


     On January 7, 1997, senior management of RSFC and Family, each duly authorized by its respective board of directors, executed the Merger Agreement, shareholder agreement and related employment agreements for a merger between RSFC and Family.


RSFC REASONS FOR THE MERGER; POTENTIAL ADVERSE EFFECTS OF THE MERGER; AND RECOMMENDATION OF RSFC'S BOARD OF DIRECTORS

     Since 1992 the RSFC Board has been pursuing a Shareholder Value Plan, a key strategic element of which includes growth through mergers and acquisitions. In the last five years, RSFC has completed four acquisitions. If the Merger is consummated, it will be RSFC's fifth acquisition over this time period. The RSFC Board believes that a merger with Family represents an opportunity for RSFC to enhance its long-term growth prospects by expanding the Bank's geographical presence, diversifying its loan portfolio and providing for the potential to increase earnings per share over the long term.

     The RSFC Board considered the fact that by acquiring Family's operations, the Bank will obtain an immediate and significant market presence in Broward County, Florida, thereby enhancing long-term growth opportunities. Broward County is contiguous to Palm Beach County, where the Bank's operations are primarily located, and, like Palm Beach County, has favorable market demographics: second largest ($22 billion) banking market in Florida, eighth highest per capita income market in Florida, and the second largest population base in Florida. Palm Beach County ranks third ($17 billion), first and third, respectively, in these same categories. Because none of the branches of the Bank or Family will be closed after the Merger, the Combined Bank will have 17 full-service banking centers from which to serve the attractive customer base of these two counties. In addition, the RSFC Board believes that the Merger will allow RSFC to utilize its operational and technological expertise to enhance the performance of Family's operations.

     The RSFC Board also believes that the Merger presents an opportunity for the Bank to broaden the composition of its loan portfolio. Family's loan portfolio is comprised predominantly of business-oriented loans, specifically commercial real estate loans, while the Bank's loan portfolio is more consumer-oriented. As a result, the composition of the Combined Bank's loan portfolio will be more diversified.


    Furthermore, in determining its decision to approve the Merger and whether the consideration being paid to the shareholders of Family in connection with the Merger is fair to RSFC and its shareholders from a financial point of view, the RSFC Board considered the anticipated financial benefits of the Merger. The Merger is expected to be accretive to RSFC's earnings per share. On a pro forma basis, the Combined Bank's return-on-average-assets (ROAA), return-on-average-equity (ROAE) and efficiency ratio will compare favorably to its peer group. The RSFC Board reviewed and analyzed internally and externally prepared financial analysis of the Combined Company considering post-merger cost savings in arriving at anticipated financial benefits. In addition, the RSFC Board reviewed and considered deal values of recent bank merger transactions. In addition, in reaching its decision, the RSFC Board considered the opinion of Raymond James & Associates, Inc.

    In reaching its decision to approve and adopt the Merger Agreement, the RSFC Board also considered factors that are not favorable to the Merger, including,
(i) the potential adverse impact of Family's high concentration of commercial real estate loans on the Combined Bank's loan portfolio, (ii) the potential difficulties in managing the Combined Company, which will be approximately twice the size of RSFC, and (iii) the decrease in RSFC's book value per share. In reaching its determination to approve the Merger, the RSFC Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, and considering the matters discussed above, the RSFC Board unanimously approved the Merger Agreement and the transactions contemplated thereby as being in the best interests of RSFC and its shareholders.


     AFTER EVALUATING THE FAVORABLE AND UNFAVORABLE FACTORS DISCUSSED ABOVE AS WELL AS OTHERS, THE RSFC BOARD UNANIMOUSLY DETERMINED TO APPROVE THE MERGER AND RECOMMENDS THAT THE RSFC SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.


OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

     At the meeting of the RSFC Board on December 27, 1996, at which meeting the RSFC Board approved the Merger Agreement, Raymond James delivered its oral opinion (the "Oral Opinion"), which was subsequently confirmed in a written opinion dated the date of this Joint Proxy Statement/Prospectus (the "Written Opinion"), to the effect that, as of the date of such opinion, the consideration to be paid by RSFC to the holders of Family Common Stock in connection with the Merger was fair to shareholders of RSFC from a financial point of view. No limitations were imposed by the RSFC Board upon Raymond James with respect to the investigations made or the procedures followed by Raymond James in rendering its opinion.

     The full text of the Written Opinion of Raymond James is set forth as Annex C to this Joint Proxy Statement/Prospectus. RSFC shareholders are urged to read the Written Opinion in its entirety for a complete description of the assumptions made, matters considered and limits on the review undertaken. The summary of the Oral Opinion is qualified in its entirety by reference to the full text of the Written Opinion. The assumptions made, matters considered and limits of the review undertaken contained in the Written Opinion are substantially the same as the assumptions made, matters considered and limits of the review undertaken in connection with the Oral Opinion. RAYMOND JAMES' OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO SHAREHOLDERS OF RSFC OF THE CONSIDERATION TO BE PAID BY RSFC IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION CONCERNING HOW RSFC SHAREHOLDERS SHOULD VOTE WITH RESPECT TO THE MERGER.

     In arriving at its opinion, Raymond James reviewed the Merger Agreement and related exhibits. It also reviewed certain publicly available business and financial information relating to RSFC and Family, as well as certain other information, including financial projections, provided to Raymond James by RSFC. Raymond James discussed the past and current operations and financial condition and prospects of RSFC and Family with RSFC's and Family's senior management. Raymond James also considered such other information, financial studies, analyses, investigations and financial, economic, market and trading criteria that it deemed relevant.

     In connection with its review, Raymond James assumed and relied on the accuracy and completeness of the information it reviewed for the purpose of its opinions and did not assume any responsibility for independent verification of such information or for any independent evaluation or appraisal of the assets of RSFC or Family. With respect to RSFC's financial projections, Raymond James assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of RSFC and Raymond James expressed no opinion with respect to such forecasts or the assumptions on which they were based. Raymond James' opinions were necessarily based upon business, market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinions. The opinions did not address RSFC's underlying business decision to effect the Merger and do not constitute a recommendation to any holder of RSFC Common Stock concerning the Merger. Raymond James' opinions did not imply any conclusion as to the likely trading range of RSFC Common Stock following the consummation of the Merger, which may vary depending on, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

         In connection with the Oral Opinion, Raymond James performed certain financial analyses, which it discussed with the RSFC Board on December 27, 1996. The following is a brief summary of the analyses performed by Raymond James in connection with its Oral Opinion as updated by its Written Opinion. All analyses summarized below assume a price for RSFC Common Stock of $7.38 per share (which was the closing bid price on April 1, 1997) in calculating the value of the consideration offered in the Merger. The price of RSFC Common Stock used in performing the analyses to support the Oral Opinion was $6.00 per share.

     (i) PRECEDENT TRANSACTION ANALYSIS. Raymond James reviewed the consideration paid or proposed to be paid ("deal value") in other acquisitions of southeastern banks with less than $1 billion in total assets, which were completed in January 1996 through March 25, 1997. Raymond James analyzed the deal value of these acquisitions (which ranged from $2.0 million to $156.8 million) as a multiple of (i) book value, which ranged from 1.01x to 3.58x, (ii) tangible book value, which ranged from 1.11x to 3.58x and (iii) last-twelve months earnings per share ("LTM EPS"), which ranged from 10.40x to 39.44x, and determined the median deal value as a multiple of these same variables (2.02x, 2.05x and 18.81x, respectively). Raymond James then computed these multiples for the Merger's deal value of $61.7 million: (i) book value of 3.00x, (ii) tangible book value of 3.00x and (iii) LTM EPS of 13.90x.

     No transaction used in the Precedent Transaction Analysis summarized above is identical to the Merger. Accordingly, any such analysis of the value of the Merger involves complex considerations and judgments concerning differences in the potential financial and operating characteristics of the comparable companies and other factors in relation to the trading and acquisition values of the comparable companies and publicly announced transactions. Mathematical analysis is not, in itself, a meaningful method of ensuring comparable transaction data.

     (ii)PRO FORMA MERGER ANALYSIS. Raymond James reviewed certain pro forma financial effects projected to result from the Merger for fiscal years 1997, 1998 and 1999. This analysis was based upon certain assumptions, including that the projections provided to Raymond James were accurate and that the price per share of RSFC Common Stock was $6.00 for the Oral Opinion and $7.38 for the Written Opinion. Raymond James performed the pro forma analysis based upon the following three scenarios: (i) asset growth at 10% without any synergies ("Case 1"); (ii) RSFC's combined assumptions for 1997-98 ("Case 2"); and (iii) 20% reduction in Family's 1997 net income from Family's 1996 net income, asset growth thereafter at 10% without any synergies ("Case 3"). Raymond James compared the estimated fiscal year 1997, 1998 and 1999 fully diluted earnings per share of RSFC Common Stock on a stand alone basis to the pro forma fully diluted earnings per share of the Combined Company after the Merger. Based on this analysis, the estimated earnings per share of RSFC Common Stock are as follows: (i) under the assumptions of Case 1, from $0.36, $0.40 and $0.44 for the fiscal years 1997, 1998 and 1999, respectively, on a stand-alone basis, to $0.43, $0.50 and $0.55 on a pro forma basis after giving effect to the Merger;
(ii) under the assumptions of Case 2, from $0.50 for the fiscal year 1997 on a stand alone basis to $0.55, $0.63 and $0.68 in fiscal years 1997, 1998 and 1999 on a pro forma basis; and (iii) under the assumptions of Case 3, from $0.36, $0.40 and $0.44 for the fiscal years 1997, 1998 and 1999, respectively, on a stand-alone basis, to $0.39, $0.45 and $0.52 on a pro forma basis after giving effect to the Merger.

     The actual results achieved by the Combined Company if the Merger is consummated may vary from the projected results and such variations may be material.

     (iii)  MARKET TRADING MULTIPLES IN COMPARABLE PUBLIC COMPANIES.
Using publicly available information, Raymond James analyzed, among other things, the market values and trading multiples of 23 southeastern commercial banks which they considered to be comparable to Family, and compared these multiples to those of Family. This analysis showed that: (i) the range of multiples of stock price to the most recently reported book value for the comparable public companies was 1.23x to 3.37x while the Merger reflects a multiple of approximately 3.00x Family's book value; (ii) the range of multiples of the stock price to the earnings per share for the comparable public companies for the most recently reported twelve-month period was 12.27x to 38.77x while the Merger reflects a multiple of approximately 13.90x Family's earnings per share for the Family twelve-month period.

     The preparation of a fairness opinion is not susceptible to partial analysis or summary descriptions. Raymond James believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying the analysis set forth in its opinion and the presentation to the RSFC Board. Raymond James has not indicated that any of the analyses which it performed had a greater significance than any other. The ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James of the actual value of RSFC, Family or the Combined Company.

     In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of RSFC or Family. The analyses which Raymond James performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Raymond James' analysis of the fairness, from a financial point of view, to RSFC of the consideration to be paid by RSFC to the holders of Family Common Stock. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

     Raymond James is a nationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its investment banking business, Raymond James regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and for other purposes. The RSFC Board retained Raymond James based on Raymond James' expertise in the valuation of companies.

     Raymond James is not affiliated with RSFC or Family. In the ordinary course of its business as a broker/dealer, Raymond James may from time to time have a long or short position in and buy or sell equity securities of RSFC for its own account and the accounts of its customers. Pursuant to an engagement letter dated December 10, 1996, RSFC agreed to pay Raymond James for its services fees aggregating $150,000. RSFC also agreed to indemnify Raymond James and certain related person against certain liabilities, including liabilities under the federal securities law, relating to or arising out of its engagement.


FAMILY REASONS FOR THE MERGER; POTENTIAL ADVERSE EFFECTS OF THE MERGER; AND RECOMMENDATION OF FAMILY'S BOARD OF DIRECTORS


     In reaching its conclusion to enter into the Merger Agreement and to recommend approval of the Merger Agreement and the Plan of Merger by the Family shareholders, at or prior to the December 30, 1996 special meeting at which the Family Board approved the Merger Agreement, the Family Board considered a number of factors and reasons of which Family shareholders should be aware in determining whether to vote for approval of the Merger Agreement and the Plan of Merger and whether the consideration being paid to the shareholders of Family in connection with the Merger is fair to Family's shareholders from a financial point of view, including factors and reasons discussed below, which Family believes represent the material factors considered by the Board. The Family Board believes that a merger with the Bank represents an opportunity to maximize the prospects for long-term shareholder value through the benefits of a larger organization, by expanding Family's geographical presence, broadening and diversifying the loan portfolio, providing for potential to increase earnings per share over the long-term, enhancing capital and share liquidity and expanding senior management. In addition, in reaching its decision, the Family Board considered the opinion of its financial advisor and that the consideration being received by Family's shareholders in connection with the Merger represented a multiple of book value believed by the Family Board of Directors to represent a fair value to Family's shareholders from a financial point of view.


     The Family Board considered the fact that the Merger represents an opportunity to maximize the prospects for long-term shareholder value by merging with a larger organization while maintaining the customer service advantages of a smaller banking organization and of Family, in particular. The Family Board believes that the Merger will allow the Combined Bank to benefit from and utilize Family's service orientation and expertise to enhance the performance of the Combined Bank.

     The Family Board considered the fact that by being acquired by RSFC, Family will become part of a Combined Bank with operations and significant market presence in Palm Beach County, Florida, thereby enhancing long-term growth opportunities. Palm Beach County is contiguous to Broward County, where Family's operations are primarily located, and, like Broward County, has favorable market demographics: third largest ($17 billion) banking market in Florida, highest per capita income market in Florida, and the third largest population base in Florida (Broward County ranks second ($22 billion), eighth and second, respectively, in these same categories). Because none of the branches of Family or the Bank will be closed after the Merger, the Combined Bank will have 17 full-service banking centers from which to serve the attractive customer base of these two counties.

     The Family Board also believes that the Merger presents an opportunity for the Bank to broaden the composition of its loan portfolio. The Bank's loan portfolio is comprised predominantly of consumer-oriented loans while Family's loan portfolio is more business-oriented, specifically commercial real estate loans. As a result, the composition of the Combined Bank's loan portfolio will be more diversified. The increased diversity should provide the Combined Bank with greater opportunities for growth, while at the same time helping to spread risk across different types of loans. In addition, as a result of this diversification, the Combined Bank may be able to offer additional products and services to existing customers.

     The Family Board also considered the anticipated financial benefits of the Merger. The Merger is expected to be accretive to the Combined Bank's earnings per share. On a pro forma basis, the Combined Bank's return-on-average-assets
(ROAA), return-on-average-equity (ROAE) and efficiency ratio will compare favorably to its peer group. The Combined Bank's capital will also increase significantly. The increased capital base of the Combined Bank would increase its loan limit to one borrower to approximately $12.6 million for the Combined Bank from $5 million for Family, which could be particularly helpful in making commercial real estate loans. This increase will also allow the Combined Bank to compete more readily with the regional banks for larger dollar loans and more creative financing terms.

     Furthermore, the Family Board considered that the Merger would provide liquidity for its shareholders. Family Common Stock is not traded or listed and there is not a broad market for Family Common Stock, with trades being sporadic, private and negotiated at arms' length. RSFC Common Stock is listed on the Nasdaq National Market and several market makers regularly trade the RSFC Common Stock. In addition, the Family Board considered the potential appreciation in the Combined Bank's capital stock, both as a result of the Merger and otherwise.

     The Family Board also concluded that the Combined Bank would benefit from certain economies of scale not available to Family as a stand-alone bank. These benefits would include certain operational savings, some of which would be the result of the Bank's technological expertise.

     The Family Board also believed that Family would benefit from the Bank's expanded senior management. The Merger would alleviate any shareholder concerns about ultimately finding a successor to Family's current Chief Executive Officer who is currently 61 years old.


     Also, the Family Board believed that it was likely that the Merger would be approved by the required regulatory authorities.

    In reaching its decision to approve and adopt the Merger Agreement, the Family Board also considered factors that are not favorable to the Merger Agreement, the material factors of which include: (i) that the ratio of the Bank's net income to revenues is not as favorable as Family's; (ii) the potential adverse impact of RSFC's loan portfolio on the Combined Bank's loan portfolio, considering the Bank's current level of reserves and charge-off history; (iii) the potential difficulties in managing the Combined Bank, which will be more than twice the size of Family; (iv) the Bank's smaller dividend per share on a pro forma basis than that historically paid by Family; and (v) the risk of receiving shares as consideration for the Merger, instead of cash, and any potential decrease in the value of such shares.


     In reaching its determination to approve the Merger, the Family Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors and may have considered factors not identified here or discussed at the Board meeting. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, and considering, among other things, the matters discussed above, the Family Board unanimously approved the Merger Agreement and the transactions contemplated thereby as being in the best interests of Family and its shareholders.


     AFTER EVALUATING THE FAVORABLE AND UNFAVORABLE FACTORS DISCUSSED ABOVE, THE FAMILY BOARD UNANIMOUSLY DETERMINED TO APPROVE THE MERGER AND RECOMMENDS THAT THE FAMILY SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND FOR APPROVAL OF THE PLAN OF MERGER.



OPINION OF RYAN, BECK & CO.

     On April 23, 1996 Family retained Ryan, Beck to advise Family on various financial matters relating to alternative courses of action to maximize long-term shareholder value, including the possible sale of Family or merger with another financial institution. Ryan, Beck is regularly engaged in the valuation of banks, bank holding companies, savings and loan associations and savings and loan holding companies in connection with mergers, acquisitions and other securities-related transactions. Ryan, Beck has knowledge of, and experience with, the Florida banking market and banking organizations operating in that market, and was selected by Family because of its knowledge of, experience with, and reputation in the financial services industry.


     In its capacity as Family's financial advisor, Ryan, Beck participated in the negotiations with respect to the pricing and other terms and conditions of the Merger, but the decision as to whether to accept the RSFC proposal and the final pricing of the Merger was ultimately made by the Family Board. Ryan, Beck rendered its oral opinion to the Family Board on December 30, 1996, updated its analysis as of January 6, 1997, and rendered its formal written opinion (the "Ryan, Beck Opinion") on May ___, 1997, that the Exchange Ratio is "fair" to Family's shareholders from a financial point of view. No limitations were imposed by the Family Board upon Ryan, Beck with respect to the investigations made or procedures followed by it in arriving at its opinion.

     THE FULL TEXT OF THE RYAN, BECK OPINION, DATED AS OF MAY ___, 1997, WHICH SETS FORTH ASSUMPTIONS MADE AND MATTERS CONSIDERED, IS ATTACHED AS ANNEX D TO THIS JOINT PROXY STATEMENT/PROSPECTUS. SHAREHOLDERS OF FAMILY ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. THE RYAN, BECK OPINION IS DIRECTED ONLY TO THE EXCHANGE RATIO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY FAMILY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE FAMILY SPECIAL MEETING. THE SUMMARY OF THE RYAN, BECK OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. RYAN, BECK'S ORAL OPINION AS OF DECEMBER 30, 1996 WAS TO THE SAME EFFECT AS SUCH OPINION.

     In connection with its analysis, Ryan, Beck: (i) reviewed the Merger Agreement and related documents; (ii) reviewed this Joint Proxy Statement/Prospectus; (iii) reviewed RSFC's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1996, March 31, 1995, the nine months ended December 31, 1995 and the fiscal year ended March 31, 1994, and RSFC's Quarterly Reports on Form 10-Q for the periods ended September 30, 1996, June 30, 1996 and March 31, 1996; (iv) reviewed Family's audited financial statements for the year ended December 31, 1996 and 1995 and the audited income statement for the year ended December 31, 1994; (v) reviewed the historical stock prices and trading volume of the RSFC Common Stock; (vi) as more particularly described below, reviewed the publicly available financial data of commercial banking organizations which Ryan, Beck deemed generally comparable to RSFC; (vii) as more particularly described below, reviewed the publicly available financial data of commercial banking organizations which Ryan, Beck deemed generally comparable to Family; (viii) as more particularly described below, reviewed the terms of recent acquisitions of commercial banking organizations which Ryan, Beck deemed generally comparable to Family; and (ix) conducted such other studies, analyses, inquiries and examinations as Ryan, Beck deemed appropriate. Ryan, Beck also reviewed certain projections provided by Family for the year ending December 31, 1997 and met with certain members of Family's senior management to discuss Family's past and current business operations, financial condition, strategic plan and future prospects. Ryan, Beck also reviewed RSFC's budget for the year ending December 31, 1997, and met with certain members of RSFC's senior management to discuss RSFC's past and current business operations, financial condition, strategic plan and future prospects. Ryan, Beck as part of its review of the Merger, also analyzed RSFC's ability to consummate the Merger and considered the future prospects of Family in the event it remained independent.

     In connection with its review, Ryan, Beck relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Family and RSFC provided to Ryan, Beck by Family and RSFC and their representatives. Ryan, Beck is not an expert in the evaluation of allowances for loan losses. Therefore, Ryan, Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowances for loan losses as set forth on Family's and RSFC's balance sheets at December 31, 1996, and Ryan, Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. Ryan, Beck has reviewed certain historical financial data and financial projections (and the assumptions and bases therefor) provided by Family and RSFC. Ryan, Beck assumed that such forecasts and projections reflected the best currently available estimates and judgments of the respective managements. In certain instances, for the purposes of its analyses, Ryan, Beck made adjustments to such financial and operating forecasts which in Ryan, Beck's judgment were appropriate under the circumstances. Ryan, Beck was not retained to nor did it make any independent evaluation or appraisal of the assets or liabilities of Family or RSFC nor did Ryan, Beck review any loan files of Family or RSFC. Ryan, Beck also assumed that the Merger in all respects is, and will be, undertaken and consummated in compliance with all laws and regulations that are applicable to Family and RSFC.

     The preparation of a fairness opinion on a transaction such as the Merger involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, the Ryan, Beck Opinion is not readily susceptible to summary description. In arriving at its opinion, Ryan, Beck performed a variety of financial analyses. Ryan, Beck believes that its analyses must be considered as a whole and the consideration of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying the Ryan, Beck Opinion. No one of the analyses was assigned a greater significance than any other.

     The projections furnished to Ryan, Beck were prepared by the respective managements of Family and RSFC. Family and RSFC do not publicly disclose internal management projections of the type provided to Ryan, Beck in connection with the review of the Merger. Such projections were not prepared with a view towards public disclosure. The public disclosure of such projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

     In its analyses, Ryan, Beck made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Family or RSFC. Any estimates contained in Ryan, Beck's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold.

     The following is a brief summary of the analyses and procedures performed by Ryan, Beck in the course of arriving at its opinion.

     COMPARABLE COMPANIES AND COMPARABLE TRANSACTIONS ANALYSES. Ryan, Beck compared Family's financial data as of November 30, 1996 to a peer group of eighteen selected commercial banks located in the southeast region of the United States with assets between $200 million and $300 million. Ryan, Beck deemed this group to be generally comparable to Family. At or for the eleven months (annualized) ended November 30, 1996, Family had tangible equity to tangible assets of 8.35%, a return on average assets of 1.96%, a return on average equity of 22.86%, a net interest margin of 5.76%, a ratio of non-interest expenses to average assets of 3.77%, a ratio of non-performing loans to total loans of 0.63% and a ratio of non-performing assets to total assets of 0.60%. These ratios were compared to the median ratios of the eighteen selected commercial banking organizations, which were, as calculated, a tangible equity to tangible assets ratio of 9.33%, a return on average assets of 1.25%, a return on average equity of 12.21%, a net interest margin of 4.80%, a ratio of non-interest expense to average assets of 3.25%, a ratio of non-performing loans to total loans of 0.87% and a ratio of non-performing assets to total assets of 0.74%.

     Ryan, Beck compared Family's financial data as of November 30, 1996 with that of a group of eleven selected commercial banking organizations being acquired in announced transactions since September 30, 1995 and for which pricing data pertaining to the transactions was publicly available. The criteria for this group were commercial banks with assets between $150 million and $600 million, with a return on average assets greater than 1.35% and an equity to assets ratio of less than 10%. Ryan, Beck deemed this group to be generally comparable to Family. The median ratios of the eleven selected companies, as calculated, represented a 8.76% tangible equity to tangible assets ratio, a non-performing assets to assets ratio of 0.32%, an annualized year-to-date return on average assets of 1.52% and an annualized year-to-date return on average equity of 19.34%.

     Ryan, Beck also calculated certain ratios based on the Exchange Ratio of 13 shares of RSFC Common Stock for each share of Family and the 10 day average closing stock price of RSFC for the period ended January 6, 1997 and the median ratios for the eleven selected commercial bank acquisitions ("Comparable Transactions"). The Comparable Transactions produced a median return on average assets of 1.52% and a median return on average equity of 19.34%. The median ratios for the Comparable Transactions, as calculated, represented a price to fully diluted book value of 208.03%, a price to fully diluted tangible book value of 209.18%, a price to latest twelve month earnings of 13.84 times and a core deposit premium of 12.29%. The imputed value of Family based on the median of the above mentioned acquisition peer group was $71.35 based on price to fully diluted book value, $71.75 based on price to fully diluted tangible book value, $95.36 based on price to latest twelve month earnings and $71.91 based on the core deposit premium to tangible book value.

     These Comparable Transactions were segmented into a group of seven financial institutions with a return on average assets in excess of 1.5% ("Profitability Segmented"). These Profitability Segmented banks produced an average return on average assets of 1.72% and an average return on average equity of 19.62% The Profitability Segmented group as calculated, represented an average price to book value of 188.86%, an average price to tangible book value of 194.52% and a price to latest twelve month earnings of 11.96% and a core deposit premium to tangible book value of 10.58%.

     The comparable ratios for Family were an acquisition price of 252.64% of book value (including the dilutive impact of stock options), a price to tangible book value of 252.64%, a price to latest twelve month earnings of 11.66 times and a core deposit premium to tangible book value of 15.04%. Ryan, Beck noted that the value of the RSFC Common Stock to be received by Family shareholders based upon the Exchange Ratio of 13 shares of RSFC Common Stock for each Family share and the average closing price of RSFC Common Stock for the ten day period ended January 6, 1997 was $80.34

     Ryan, Beck also compared RSFC's financial data as of September 30, 1996 with that of a group of sixteen selected commercial banking organizations with assets between $250 million and $425 million, with an equity to assets ratio greater than 9.0% and which are located in the southeast region of the United States for which public trading and pricing information was available. Ryan, Beck deemed this group to be generally comparable to RSFC. At or for the nine months (annualized) ended September 30, 1996, RSFC had tangible equity to tangible assets of 11.44%, a return on average assets ratio of 0.99% adjusted to exclude the one-time SAIF assessment, a return on average equity ratio of 7.03% adjusted to exclude the one-time SAIF assessment and non-recurring expenses, and a dividend yield of 1.94%. At or for the twelve months ended September 30, 1996, RSFC had a net interest margin of 5.21%, an efficiency ratio of 67.73%, a ratio of non-performing assets to total assets of 1.56% and a ratio of reserves to non-performing loans of 80.37%. These ratios were compared to the median ratios of the sixteen selected commercial banking organizations, which were, as calculated, a tangible equity to tangible assets of 9.47%, a return on average assets ratio of 1.29%, a return on average equity ratio of 11.82%, a dividend yield of 2.51%, a net interest margin of 4.74%, an efficiency ratio of 57.72%, a ratio of non-performing assets to total assets of 0.34% and a ratio of reserves to non-performing loans of 245.93%. Using a ten day average trading price for RSFC Common Stock, its price to latest twelve month earnings adjusted to exclude the one-time SAIF assessment was 20.6 times, price to book value was 134.35% and price to tangible book value was 163.62%. The peer group's median price to latest twelve month earnings was 13.5 times, price to book value was 152.58% and price to tangible book value was 163.93%.

     No company or transaction used in the COMPARABLE COMPANIES AND TRANSACTION ACQUISITION ANALYSES section is identical to Family, RSFC or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the trading values of the securities of the company or companies to which they are being compared.

     IMPACT ANALYSIS. Ryan, Beck analyzed the Merger in terms of its effect on RSFC's projected earnings per share, current book value and tangible book value based on Family's projected 1997 earnings which were derived from information provided by the management of Family and RSFC. Based upon certain assumptions, including those with respect to cost savings and other synergies from the Merger and the stand alone earnings projections provided by RSFC and Family, the analysis showed that the Merger would be accretive to RSFC's estimated 1997 earnings per share by approximately 14.4%, dilutive to fully diluted book value per share by approximately 25.0% and dilutive to RSFC's fully diluted tangible book value by approximately 19.6%. Ryan, Beck analyzed the impact of the Merger on RSFC values per Family share based on the exchange ratio of 13 shares of RSFC Common Stock for each share of Family Common Stock using pro forma projected 1997 earnings per share, book value per share, tangible book value per share and dividends per share at September 30. That analysis found that, based on such exchange ratio, Family's equivalent projected 1997 earnings per share would increase by approximately 1.0%, fully diluted book value would increase by approximately 44.3% and fully diluted tangible book value would increase by approximately 24.3%, while dividends per share would decrease by approximately 64.3%. The actual results achieved may vary from the projected results and the variations may be material.

     DISCOUNTED DIVIDEND ANALYSIS. Using a discounted dividend analysis, Ryan, Beck estimated the present value of the future dividend streams that Family could produce in perpetuity. Projection ranges for Family's five-year balance sheet and income statement were provided by Family's management. Management's projections were based upon various factors and assumptions, many of which are beyond the control of Family. These projections are, by their nature, forward-looking and may differ materially from the actual values or actual future results which may be significantly more or less favorable than suggested by such projections. In producing a range of per share Family values, Ryan, Beck utilized the following assumptions: discount rates range from 14.0% to 16.0%, dividend payout ratio equal to 100% of net earnings, terminal price/earnings multiples range from 9.0x to 11.0x (which when applied to terminal year estimated earnings produces a value which approximates the net present value of the dividends in perpetuity, given certain assumptions regarding growth rates and discount rates) and earnings that include estimated savings in Family's non-interest expense equal to 20.0% in 1997 and 40.0% in 1998, with an assumed 5% growth in synergies in years thereafter. The discounted dividend analysis produced a range of net present values per share of Family Common Stock from $73.79 to $92.88. These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Family Common Stock. Ryan,

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

Beck noted that the discounted dividend analysis is a widely used valuation methodology, but noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such alternatives.

     BREAK-EVEN RETURNS ANALYSIS. Ryan, Beck prepared a break-even returns analysis based on the terms of the Merger Agreement. Using a normalized range of public market price to latest twelve months earnings multiples of 8.0x to 10.0x, a range of discount rates from 12.0% to 14.0%, Ryan, Beck calculated the compound annual growth rate of earnings required through the year 2001 to provide Family's shareholders with the same value on a present value basis as the January 6 value as being approximately 9.3% to 16.4%.


     In connection with its written Ryan, Beck Opinion dated as of May ___, 1997, Ryan, Beck confirmed the appropriateness of its reliance on the analyses used to render its December 30, 1996 oral opinion by performing procedures to update certain of such analyses and by reviewing the assumptions and conclusions contained in the Ryan, Beck Opinion.

     RYAN, BECK'S WRITTEN OPINION DATED MAY ___, 1997 WAS BASED SOLELY UPON
THE INFORMATION AVAILABLE TO IT AND THE ECONOMIC, MARKET AND OTHER CIRCUMSTANCES AS THEY EXISTED AS OF THE DATE OF SUCH OPINION. EVENTS OCCURRING AFTER SUCH DATE COULD MATERIALLY AFFECT THE ASSUMPTIONS AND CONCLUSIONS CONTAINED IN SUCH OPINION. RYAN, BECK HAS NOT UNDERTAKEN TO REAFFIRM OR REVISE ITS OPINION OR OTHERWISE COMMENT UPON ANY EVENTS OCCURRING AFTER THE DATE HEREOF.


     The summary set forth above does not purport to be a complete description, but is a brief summary of the material analyses and procedures performed by Ryan, Beck in the course of arriving at the Ryan, Beck Opinion.

     With regard to Ryan, Beck's services in connection with the financial advisory agreement and the Merger Agreement, Family has paid to Ryan, Beck a $10,000 retainer and has agreed to pay Ryan, Beck an advisory fee equal to 1.0% of the aggregate dollar value of the consideration received by Family's shareholders in the Merger. Based upon the estimated aggregate purchase price to be paid in connection with the Merger, Ryan, Beck's aggregate fees will be approximately $620,000 (including the $10,000 retainer fee). Ryan, Beck's advisory fee will be paid at the time of the closing of this transaction. In addition, Family has agreed to reimburse Ryan, Beck for its reasonable out-of-pocket expenses, which shall not exceed $7,500 without the prior consent of Family. Family has also agreed to indemnify Ryan, Beck and certain related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with its services. The amounts of Ryan, Beck's fees were determined by negotiation between Family and Ryan, Beck.


     Within the last three years Ryan, Beck has provided the following investment banking services to RSFC: in 1993 and 1995, Ryan, Beck was the sole underwriter of securities offerings totaling $8.1 million and $21.2 million, respectively (including the overallotment options). Additionally, Ryan, Beck acted as financial advisor with respect to RSFC's acquisition of Banyan Bank which was consummated in January 1996. Ryan, Beck has also acted as financial advisor to RSFC with respect to various other matters from time to time. For the period from January 1, 1995 to the present, Ryan, Beck has been paid approximately $56,000 for financial advisory work by RSFC. Ryan, Beck has received no compensation from RSFC subsequent to the announcement of this transaction. Additionally, Ryan, Beck was paid approximately $1.4 million in underwriting fees for RSFC's 1995 securities offering. Subsequent to the announcement of the acquisition, Ryan, Beck has continued to monitor certain expansion opportunities considered by RSFC on behalf of Family. It is presently anticipated that RSFC, as successor to Family, will compensate Ryan, Beck for such activities. Ryan, Beck has not provided any services to RSFC with respect to the Merger. Ryan, Beck's research department has issued research reports on RSFC and comments on RSFC in its periodic commentaries. Ryan, Beck is also a market maker in RSFC Common Stock and Series C Preferred and, in such capacity, may from time to time own RSFC securities. As of the date hereof, Ryan, Beck has no material investment in RSFC. Ryan, Beck had no prior relationship with Family.

THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement, which is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.


     THE MERGER. The Merger Agreement provides that, following the approval and adoption of the Merger Agreement by the shareholders of RSFC and Family and the satisfaction or waiver of the other conditions to the Merger, at the Effective Time, Family will be merged with and into the Bank, the separate existence of Family will thereupon cease and the Bank will continue as the surviving corporation (the "Combined Bank"). As a result of the Merger and the Exchange Ratio, RSFC will issue 8,273,733 shares to holders of Family Common Stock. Family shareholders are entitled to dissenters' rights in connection with the Merger. See "Dissenters' Rights of Appraisal." The maximum amount of dissenters' shares that will be accepted is 59,167, 10% of the outstanding shares of Family Common Stock. If there are more than this number of dissenters' shares, RSFC and the Bank are not obligated to effect the Merger. See "--Conditions Precedent to the Merger."


     If the Merger Agreement is approved by the shareholders of RSFC and Family, the Plan of Merger is approved by the Family shareholders, and the other conditions of the Merger are satisfied or waived, the Merger will become effective at the Effective Time, as requested by the Bank and set forth on the Certificate of Merger issued by the Florida Banking Department.

     COMBINED BANK. At the Effective Time, each issued and outstanding share of the Bank common stock shall remain issued and outstanding and unaffected by the Merger. The Articles of Incorporation and Bylaws of the Bank as in effect immediately prior to the Effective Time will be the Articles of Incorporation and Bylaws of the Combined Bank after the Effective Time, until thereafter changed or amended as provided therein or by applicable law.


     CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action by any holder of Family Common Stock, each outstanding share of Family Common Stock will be converted into the right to receive 13 shares of RSFC Common Stock. Additionally, at the Effective Time each outstanding option to purchase shares of Family Common Stock issued pursuant to Family's stock option plans will be assumed by RSFC and will constitute an option to acquire the same number of shares of RSFC Common Stock into which such shares would have been converted pursuant to the Merger had such options been exercised immediately prior to the Effective Time at a price per share equal to (y) the aggregate exercise price for the shares of Family Common Stock otherwise purchasable pursuant to such options divided by (z) 13. Based upon the capitalization of Family and RSFC as of January 7, 1997 and the Exchange Ratio, the holders of the then outstanding shares of Family Common Stock would own securities representing approximately 49% of the outstanding shares of RSFC Common Stock as a result of the Merger.


     At the Effective Time, the stock transfer books of Family shall be closed and there shall be no further registration of transfers of Family Common Stock. Immediately after the Effective Time, transmittal letters will be mailed to each holder of record of Family Common Stock to be used in forwarding his or her certificates evidencing such shares for surrender and exchange for certificates evidencing the shares of RSFC Common Stock to which he or she has become entitled. After receipt of such transmittal form, each holder of certificates formerly representing Family Common Stock should surrender such certificates to the transfer agent, and each such holder will receive in exchange therefor certificates evidencing the number of shares of RSFC Common Stock to which such holder is entitled. Such transmittal letters will be accompanied by instructions specifying other details of the exchange. FAMILY SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES TO THE TRANSFER AGENT UNTIL THEY RECEIVE A TRANSMITTAL LETTER FOLLOWING THE EFFECTIVE TIME.

     NO FURTHER RIGHTS. From and after the Effective Time, holders of certificates representing shares of Family Common Stock will cease to have any rights with respect to Family Common Stock. The sole right of holders of such certificates shall be the right to receive the number of shares of RSFC Common Stock which the holder of such certificate is entitled to receive. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions declared or made after the Effective Time with respect to RSFC Common Stock until the certificate is surrendered. Subject to applicable laws, such dividends and distributions, if any, will be accumulated and, at the time of such surrender, all such unpaid dividends and distributions will be paid, without interest. None of RSFC, Family, the transfer agent or any other person will be liable to any holder of shares of Family Common Stock for any amount delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar laws.

     If a certificate for Family Common Stock has been lost, stolen or destroyed, the transfer agent will issue RSFC Common Stock in accordance with the Merger Agreement upon receipt of appropriate evidence as to such loss, theft or destruction, appropriate evidence as to the ownership of such certificate by the claimant and appropriate and customary indemnification.

     For a description of the differences between the rights of the holders of RSFC Common Stock and Family Common Stock, see "Comparison of Rights of Holders of RSFC and Family Common Stock."

     GOVERNANCE OF THE COMBINED COMPANY. The Merger Agreement sets forth certain matters related to the Board of Directors and the executive officers of the Combined Company and the Combined Bank, from and after the Effective Time. For a description of such matters, see "Management Following the Merger."

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains certain representations and warranties of RSFC, the Bank and Family, regarding, without limitation, (i) their respective due organization, good standing and similar corporate matters, (ii) each of RSFC's and Family's capital structure, (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, (iv) documents filed by RSFC with the Commission and the accuracy of information contained therein, (v) the accuracy of information supplied by RSFC and Family in connection with this Joint Proxy Statement/Prospectus, (vi) financial statements of RSFC and Family, (vii) the loan portfolios and deposits of the Bank and Family, (viii) undisclosed liabilities and obligations of RSFC and Family (ix) absence of certain material changes or events, (x) title to and condition of property, (xi) taxes and fees,
(xii) material contracts, (xiii) litigation, (xiv) compliance with laws and regulations regarding the principal businesses of the Bank and Family, (xv) labor and employment matters and retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (xvi) accounting practices, (xvii) accuracy of minute books, (xviii) insurance matters, (xx) agreements with regulators restricting the conduct of their respective businesses, (xxi) compliance with environmental laws and regulations, (xxii) compliance with the Community Reinvestment Act, (xxiii) the absence of transactions with officers, directors and others, (xxiv) status of fidelity bonds, (xxv) accuracy of statements in Merger Agreement and schedules thereto, (xxvi) absence of regulatory communications and (xxvii) opinions of financial advisors.

     CERTAIN COVENANTS.

     ALL PARTIES. Pursuant to the Merger Agreement, RSFC, the Bank and Family have each agreed that from the date of the Merger Agreement to the Effective Time, each will, among other things, (i) afford each other reasonable access to certain information in order to conduct an examination of its business, (ii) carry on their respective businesses and engage in transactions only in the ordinary course and consistent with their respective past prudent banking practices, (iii) not take any action that would result in any of the representations and warranties set forth in the Merger Agreement becoming untrue at the Effective Time, (iv) confer with the other party regarding all material developments, transactions and proposals, (v) use its best efforts to obtain all necessary governmental and regulatory approvals required to consummate the Merger, (vi) provide each other certain financial information at certain periods and (vii) not knowingly take any action that would affect the treatment of the Merger as a "pooling of interests."

     RSFC AND THE BANK. In addition to the covenants above, RSFC and the Bank have each agreed that they will, among other things, (i) review RSFC's dividend policy at least annually, (ii) have certain designees of Family elected to their respective boards of directors and (iii) provide employee benefits and indemnification as specified in the Merger Agreement.

     FAMILY. In addition to the convents above, Family has agreed that from the date of the Merger Agreement to the Effective Time, except (A) as permitted or required by the Merger Agreement and (B) as consented to by RSFC, that it will not, among other things, (i) amend its Articles of Incorporation or Bylaws, (ii) change the number of shares of its capital stock, (iii) issue or grant any option, warrant, call, commitment, subscription, right to purchase or similar agreement regarding its capital stock, or any securities convertible into shares of such stock, or split, combine reclassify or redeem any shares of its capital stock, (iv) declare or pay any dividend or other distribution in respect of its capital stock, except for cash dividends consistent with, and in accordance with, past practices, (v) sell or dispose of any assets or incur any liabilities, in excess of $100,000 in the aggregate, except in the ordinary course of business, (vi) make any capital expenditure in excess of $100,000 in the aggregate, (vii) make any loan, commitment therefor, or direct investment in or with respect to any one party or related group of parties, or issue any letter of credit, or any renewal thereof, in a single or series of transactions in an amount in excess of $250,000, (viii) enter into, amend or renew any real estate lease except in the ordinary course of business and (ix) enter into, amend, modify or renew or otherwise change its arrangements with employees, directors or officers.

     NO SOLICITATION OF TRANSACTIONS. The Merger Agreement restricts the ability of RSFC and Family to solicit transactions other than the Merger. RSFC has agreed that except as required by fiduciary obligations or a court or regulatory agency with jurisdiction over RSFC or the Bank, neither RSFC nor any director, executive officer, representative, agent or other person controlled by RSFC, shall, and RSFC shall not permit its directors and executive officers to, directly or indirectly, (i) encourage or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Family) concerning any merger or acquisition involving RSFC or the Bank, other than mergers or acquisitions in which RSFC, the Bank or a subsidiary of either is the surviving corporation (an "Additional Acquisition"). RSFC has also agreed that neither it nor the Bank will enter into a definitive agreement to effect an Additional Acquisition without the prior consent of the Family Board. Family has agreed that except as required by fiduciary obligations or by a court or regulatory agency with jurisdiction over it, neither Family nor any director, executive officer, representative, agent or other person controlled by Family, shall, and Family shall not permit its directors and executive officers to, directly or indirectly, (i) encourage or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than RSFC) concerning any merger, sale of substantially all of the assets, sale of shares of capital stock or similar transactions involving Family.

     INDEMNIFICATION. The Merger Agreement provides that for a period of six years after the Effective Time, RSFC shall indemnify, defend and hold harmless the present and former directors, officers, employees and agents of Family (each, an "Indemnified Party") against all liabilities arising out of actions or omissions arising out of their employment by Family and occurring at or prior to the Effective Time to the full extent permitted under Florida law and by the RSFC Articles and Bylaws as in effect on the date of the Merger Agreement, including provisions relating to advances of expenses incurred in the defense of any litigation; PROVIDED that no such indemnification shall be made for actions or omissions which constitute violations of law or fraud, are intentionally taken or omitted in bad faith, or constitute a knowing breach of the Merger Agreement. RSFC has agreed that such indemnification provisions shall continue in full force and effect for such six-year period with respect to each such Indemnified Party notwithstanding the Merger or any termination of employment by Family or the Bank of any such Indemnified Party.

     RSFC has also agreed to use its reasonable efforts to maintain Family's existing directors' and officers' liability insurance policy (or a policy, including RSFC's existing policy, providing comparable coverage) covering persons who are currently covered by such insurance for a period of three years after the Effective Time on terms no less favorable than those in effect on the date of the Merger Agreement; PROVIDED that RSFC shall not be obligated to make annual premium payments in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Family's directors and officers, 150% of the annual premium payments on Family's current policy in effect as of the date of the Merger Agreement.

     EMPLOYEE ARRANGEMENTS. At the Bank's option, all employees of Family shall become employees of the Bank. If certain employees named in the Merger Agreement do not become employees of the Bank, they shall be entitled to receive from the Bank severance pay equal to two weeks of pay for every year of employment at Family. As of the Effective Time, all Family employees who become employees of the Bank shall be entitled, to the extent permitted by law, to participate in all benefit plans of the Bank to the same extent as the Bank's employees. To the extent permitted by applicable law, the period of service with Family of all Family employees who become employees of the Bank at the Effective Time shall be recognized only for vesting and eligibility purposes under the Bank's benefit plans.

     CONDITIONS PRECEDENT TO THE MERGER. The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the fulfillment prior to or at the Effective Time of certain conditions precedent.

     ALL PARTIES. The obligations of RSFC, the Bank and Family are subject to the fulfillment of each of the following conditions prior to or at the Effective Time, unless waived by all three parties: (i) all governmental approvals required to be received to consummate the Merger shall have been received without the imposition of certain conditions; (ii) such governmental approvals remain in effect; (iii) all applicable statutory waiting or notice periods with respect to such governmental approvals shall have expired; (iv) all conditions and requirements required by law or by such governmental approvals shall have been satisfied to the extent required prior to the Effective Time; (v) the Merger shall have been approved by holders of a majority of the outstanding shares of each of RSFC Common Stock and of Family Common Stock; and (vi) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction.

     RSFC AND THE BANK. The obligation of RSFC and the Bank to effect the Merger is subject to the fulfillment prior to or at the Effective Time, unless waived by RSFC and the Bank, of various conditions, including, among others, (i) Family shall have performed and complied in all material respects with the obligations required to be performed by it prior to or at the Effective Time pursuant to the Merger Agreement; (ii) there shall have been no material adverse change in Family, its business, financial condition or prospects, taken as a whole, since September 30, 1996; (iii) the interim consolidated balance sheet of Family for the calendar month end immediately prior to the Effective Time, and as of the Effective Time, shall reflect total assets of not less than $225 million, total deposits of not less than $200 million, total loans of not less than $145 million, Tangible Equity (as defined in the Merger Agreement) of not less than $20 million, non-performing assets of not more than $2 million and an allowance for loan losses of not less than $1.3 million; (iv) holders of not more than 10% of the outstanding shares of Family Common Stock shall have duly delivered proper demands stating an intention to demand appraisal of and payment for their shares in accordance with Section 658.44, Florida Statutes; (v) RSFC and the Bank shall have received all necessary consents to the transactions contemplated herein required by any agreement material to the operation or conduct of business of Family; (vi) employment agreements between the Bank and each of Carol R. Owen and Bruce Keir, entered into on the date of the Merger Agreement and effective at the Effective Time, shall remain in full force and effect;
(vii) RSFC shall have received the opinion of Morgan, Lewis & Bockius LLP to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that RSFC, the Bank and Family will each be a party to such reorganization within the meaning of Section 368(a) of the Code; (viii) RSFC shall have received from each director of Family and any other person which would be an "affiliate" of Family for purposes of Rule 145 under the Securities Act a duly executed letter agreement, in form and substance acceptable to Family and RSFC, with regard to their Rule 145 and "pooling" obligations; (ix) prior to the date on which the Registration Statement is filed by RSFC with the Commission, RSFC shall have received in writing the opinion from Raymond James regarding the financial fairness of the Merger; and (x) other customary closing conditions, such as truth in all material respects of the representation and warranties of Family and delivery of officers' certificates.

     FAMILY. The obligation of Family to effect the Merger is subject to the fulfillment prior to or at the Effective Time, unless waived by Family, of various conditions, including, among others, (i) RSFC and the Bank each shall have performed and complied in all material respects with the obligations required to be performed by them prior to or at the Effective Time pursuant to the Merger Agreement; (ii) there shall have been no material adverse change in RSFC, its business, financial condition or prospects, taken as a whole, since September 30, 1996; (iii) the interim consolidated balance sheet of RSFC for the calendar month end immediately prior to the Effective Time, and as of the Effective Time, shall reflect total assets of not less than $320 million, total deposits of not less than $260 million, total loans of not less than $230 million, Tangible Equity of not less than $36 million, non-performing assets of not more than $6.5 million and an allowance for loan losses of not less than $1.2 million; (iv) RSFC and the Bank shall have received all necessary consents to the transactions contemplated herein required by any agreement material to the operation or conduct of business of RSFC and the Bank; (v) prior to the date on which the Registration Statement is filed by RSFC with the Commission, Family shall have received in writing the opinion from Ryan, Beck regarding the financial fairness of the Merger; and (vi) other customary closing conditions, such as truth in all material respects of the representation and warranties of RSFC and the Bank and delivery of officers' certificates.

     TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by RSFC or Family shareholders, (i) by mutual consent of RSFC and Family, (ii) by either RSFC or Family if such party is unable to fulfill one of its obligations under the Merger Agreement and the other party does not waive such nonfulfillment,
(iii) by either RSFC or Family if the other party has materially breached any representation, warranty or covenant of the Merger Agreement, (iv) by either RSFC or Family if their respective shareholders do not approve the Merger Agreement and the Merger, (v) by either RSFC or Family if, in the opinion of Ernst & Young LLP, any event occurs which would disqualify the Merger from qualifying for pooling of interests accounting, or (vi) by either RSFC or Family if all the conditions precedent to its respective obligations to effect the Merger shall not have been fulfilled and the Merger shall not have been consummated by September 30, 1997.

     In the event of any termination of the Merger Agreement by either Family or RSFC as provided above, the Merger Agreement will become void and there will be no liability or obligation on the part of RSFC, Family, the Bank or their respective directors, officers or shareholders (other than under certain specified provisions of the Merger Agreement), except to the extent that such termination results from the knowing or intentional breach by a party thereto of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

     TERMINATION FEE. If the Merger Agreement is terminated under certain circumstances, the Merger Agreement provides for payment by Family or RSFC of termination fees. If such termination results from the knowing or intentional breach by RSFC or the Bank of any representation, warranty or covenant set forth in the Merger Agreement, then RSFC and the Bank shall pay all of the reasonable fees and expenses incurred by Family in connection with the Merger Agreement. If such termination results from the knowing or intentional breach by Family of any representation, warranty or covenant set forth in the Merger Agreement or if RSFC terminates the Merger Agreement because the parties are unable to agree to an adjustment to the Exchange Ratio based on the results of Family's December 31, 1996 audited financial statements, then Family shall pay all of the reasonable fees and expenses incurred by RSFC and the Bank in connection with the Merger Agreement. In addition to any such termination fees paid by Family, in the event that the Merger Agreement is terminated because a merger agreement with a party other than RSFC or the Bank has been, or is anticipated to be, entered into or a majority of the outstanding shares of Family Common Stock has been, or is anticipated to be, acquired by a party other RSFC or the Bank, Family is required to pay RSFC a $500,000 termination fee.

     FEES AND EXPENSES. The Merger Agreement provides that if the Merger is not consummated, each party will pay all of its own legal, accounting and other expenses incurred in the preparation of the Merger Agreement and the performance of the terms and provisions of the Merger Agreement. If the Merger is consummated, RSFC and the Bank will pay any of such expenses of Family remaining unpaid at the Effective Time. In the event of litigation between any of the parties with respect to the enforcement of the provisions of the Merger Agreement, the Merger Agreement provides that the prevailing party in such litigation shall be entitled to recover its legal fees and expenses form the other party to such litigation.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     This section summarizes the material federal income tax considerations of general application that should be considered by shareholders in evaluating the Merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations promulgated thereunder, court decisions and administrative pronouncements published to date. Any or all of the above are subject to change, possibly with retroactive effect. Subsequent statutory or administrative changes or clarifications or court decisions could cause this discussion to become inaccurate or incomplete. This discussions does not address all tax matters that may affect RSFC, Family or their respective stockholders and does not consider various factual circumstances applicable to any particular shareholder that may modify or alter the results described herein. In particular, it does not address federal income tax considerations to investors who are dealers in securities, mutual funds, insurance companies, nonresident aliens, foreign entities, tax-exempt entities, or holders who do not hold their shares as capital assets, and does not address particular situations where shares are received in exchange for services rendered or for reasons other than in exchange for shares of Family. In addition, the following discussions does not address the tax consequences of the Merger under foreign, state or local tax laws. Holders of Family Common Stock are advised and expected to consult their own tax advisors regarding the federal income tax consequences of the Merger in light of their personal circumstances and the consequences under state, local and foreign tax laws.


     RSFC has received from its counsel, Morgan, Lewis & Bockius LLP, an opinion to the effect that for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that RSFC, the Bank and Family will each be a party to that reorganization within the meaning of Section 368(b) of the Code. This section of the Proxy Statement/Prospectus contains a summary of such counsel's opinion of the material federal income tax consequences of the Merger. Such an opinion is not binding on the Internal Revenue Service (the "IRS") and has no official status of any kind. No assurance can be given that the IRS will not adopt a contrary position or that a contrary IRS position would not be sustained by a court.


     Neither RSFC nor Family has requested or received a ruling from the IRS on the matters discussed herein. The IRS may disagree with some of the conclusions set forth below, and no assurance can be given that such conclusions would be sustained by a court if challenged by the IRS. In addition, counsel's opinion is subject to certain assumptions and qualifications and is conditioned upon the accuracy of certain factual information and representations provided to such counsel by RSFC and Family. Any inaccuracy in those factual matters could adversely affect the conclusions identified herein and, in particular, could result in a shareholder, RSFC, the Bank and/or Family recognizing gain in the Merger. Each shareholder is urged to consult his own tax advisor with respect to the consequences to him of the Merger and the advisability of obtaining and reviewing the factual information and representations that counsel has relied upon in rendering its respective opinion.

     Assuming, in accordance with counsel's opinion, that the Merger qualifies as a reorganization under Section 368(a) of the Code, the following federal income tax consequences should occur:

                           (a) no gain or loss will be recognized by RSFC, the
                  Bank or Family by reason of the Merger;

                           (b) no gain or loss will be recognized by a holder of
                  Family Common Stock upon the exchange of all of such holder's shares of Family Common Stock solely for shares of RSFC Common Stock pursuant to the Merger;

                           (c) the aggregate basis of the shares of RSFC Common
                  Stock received by a holder of Family Common Stock will be the same as the aggregate basis of the shares of Family Common Stock surrendered in exchange therefor;

                           (d) the holding period of the shares of RSFC Common
                  Stock received by a holder of Family Common Stock will include the holding period of the shares of Family Common Stock surrendered in exchange therefor; provided that such shares of Family Common Stock are held as capital assets at the Effective Time; and

                           (e) a holder of Family Common Stock who receives cash
                  pursuant to dissenters' right under Section 658.44 of the Florida Banking Code will recognize gain or loss equal to the difference, if any, between such shareholder's basis in the shareholder's Family Common Stock and the amount of cash received. Such gain or loss will be eligible for long-term capital gain or loss treatment if the Family Common Stock is held by such shareholder as a capital asset at the Effective Time and the holding period is more than one year.

     U.S. Treasury Regulations require that any taxpayer that receives stock in connection with a corporate reorganization under Section 368 of the Code file with its U.S. income tax return a complete statement of all facts pertinent to the transaction including (i) a statement of the basis of the stock transferred in the transaction, and (ii) a statement of the stock and other property or money received in the transaction. Family's shareholders will be required to comply with these requirements and to maintain permanent records with respect to the foregoing information.

RESTRICTIONS ON RESALES OF SECURITIES

     The shares of RSFC Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act and, as a result, will be freely transferable under the Securities Act, except for shares issued to any Family shareholder who may be deemed to be an affiliate of RSFC for purposes of Rule 144 promulgated under the Securities Act ("Rule 144") or an affiliate of Family for purposes of Rule 145 promulgated under the Securities Act ("Rule 145") (each an "Affiliate"). Affiliates will include persons (generally executive officers, directors and 10% shareholders) who control, are controlled by or are under common control with (i) RSFC or Family at the time of the Family Special Meeting or (ii) RSFC at or after the Effective Time.

     Under present law, any public reoffering or sale of such shares by any person who is deemed to be an Affiliate of Family at the time the Merger Agreement is submitted to a vote of Family's shareholders will require either
(i) the further registration of such shares under the Securities Act, (ii) compliance with Rule 145 (which permits sales under certain conditions, more fully described below) or (iii) the availability of some other exemption for the registration requirements of the Securities Act. In general, under Rule 145, assuming that a person proposing to resell his or her shares of RSFC Common Stock is not at any time an affiliate of RSFC, such person may resell such stock if (a) a period of at least one year has elapsed since the time the shares were acquired from RSFC or an affiliate of RSFC and such person sells at a time when there is adequate public information concerning RSFC, (b) a period of at least two years has elapsed since the time the shares were acquired from RSFC or an affiliate of RSFC or (c) such person (i) sells during any three-month period no more than the number of shares permitted under Rule 144(e) (the greater of 1% of the outstanding shares of RSFC Common Stock and the average weekly trading volume of RSFC Common Stock for the four calendar weeks prior to the proposed resale), (ii) sells in a "broker's transaction" where the broker can do no more than execute the order as agent for the seller, can receive no more than the usual broker's commission, cannot solicit orders to buy in connection with the transaction and does not believe that the seller is an underwriter of the securities being sold, (iii) does not solicit orders to buy in connection with the transaction and does not make any payment in connection with such sale to anyone other than the selling broker and (iv) sells at a time when there is adequate current public information concerning RSFC. Persons who become Affiliates of RSFC prior to or after the Effective Time may publicly resell the RSFC Common Stock received by them pursuant to the Merger Agreement subject to the volume, manner of sale and current public information limitations and certain filing requirements specified in Rule 144.

     The ability of Affiliates to resell shares of RSFC Common Stock received pursuant to the Merger Agreement under Rule 144 or 145 as summarized above generally will be subject to RSFC having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. This Joint Proxy Statement/Prospectus does not cover any resales of RSFC Common Stock received pursuant to the Merger Agreement by persons who may be deemed to be Affiliates.

     As a condition precedent to the obligation of RSFC and the Bank to effect the Merger, RSFC must receive from each Family director and any other Affiliate of Family a letter agreement whereby each such person agrees that he or she will not sell, assign or transfer any shares of RSFC Common Stock except pursuant to an effective registration statement or in a transaction not requiring registration under the Securities Act. Each such person will further agree in the letter agreement that he or she will not sell, transfer, dispose of or hedge such person's risk relative to shares of RSFC Common Stock received pursuant to the Merger until such time as financial results covering at least 30 days of combined operations of RSFC and Family on a consolidated basis have been published by RSFC.


ACCOUNTING TREATMENT

     It is contemplated that the Merger will be accounted for as a pooling-of-interests. The Merger Agreement is subject to termination by either RSFC or Family if, in the opinion of Ernst & Young LLP, any event occurs which would disqualify the Merger from qualifying for pooling of interests accounting. It is also a condition precedent to the obligation of RSFC, the Bank and Family to effect the Merger that RSFC receives the opinion of Morgan, Lewis & Bockius LLP to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that RSFC, the Bank and Family will each be a party to such reorganization within the meaning of Section 368(a) of the Code.

     As a result of pooling-of-interests accounting, the consolidated financial statements of RSFC after the Merger will combine the accounts of Family with those of RSFC.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the Family Board and Family's management may be deemed to have certain interests in the Merger which are in addition to their interests as Family shareholders, generally. The Family Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     FAMILY DIRECTORS AND OFFICERS. The Merger Agreement provides that at the Effective Time certain Family directors and officers will be appointed to the RSFC Board, the Combined Bank Board and/or as executive officers of the Combined Bank. See "Management Following the Merger."

     INDEMNIFICATION AND DIRECTORS' AND OFFICERS' INSURANCE FOR FAMILY DIRECTORS AND OFFICERS. The Merger Agreement provides that for a period of six years after the Effective Time, RSFC shall indemnify the present and former directors, officers, employees and agents of Family against all liabilities arising out of actions or omissions arising out of their employment by Family and occurring at or prior to the Effective Time to the full extent permitted under Florida law and by RSFC's Articles and Bylaws. In addition, RSFC has agreed to use its reasonable efforts to maintain Family's existing directors' and officers' liability insurance policy for a period of three years from the Effective Time; provided that RSFC is not obligated to make annual premium payments for such policy which exceed 150% of the annual premium payments on Family's current policy in effect as of the date of the Merger Agreement. See "--The Merger Agreement."


     AGREEMENTS WITH FAMILY DIRECTORS AND OFFICERS. Each of Carol R. Owen and Bruce Keir is a party to an existing employment agreement with Family. Each has entered into an employment agreement with the Bank, which agreement will be effective as of the Effective Time. At the Effective Time, each employment agreement will supersede the respective existing agreement, except for the options granted to Mr. Keir pursuant to that certain Employment Contract by and between Family and Mr. Keir, dated May 29, 1992. The agreement with Mr. Owen provides for his employment as Broward County Chairman of the Board through December 31, 1998 at an annual salary of $95,000 and, thereafter, as a consultant to the Bank for an additional year for compensation of $60,000. In the event of termination without cause prior to December 31, 1998, Mr. Owen will receive the value of the salary and benefits he would have otherwise received under the agreement. Mr. Owen also agrees not to engage in the banking business in Broward County, Florida for two years after termination of employment under the agreement, other than termination by the Bank without cause. The agreement with Mr. Keir provides for his employment as Executive Vice President and Broward County Executive at an annual salary of $100,000 plus performance incentive compensation in an amount up to 28% of his salary. In the event of termination without cause prior to December 31, 1998, Mr. Keir will receive an amount equal to one year's salary. Mr. Keir also agrees not to engage in the banking business in Broward County, Florida for two years after termination of employment under the agreement, other than termination by the Bank without cause.


REGULATORY APPROVALS


     RSFC, the Bank and Family have agreed to use their best efforts to obtain all necessary government and regulatory approvals to effect the Merger (the "Requisite Regulatory Approvals"). The Merger is subject to approval by the FRB and the Florida Banking Department. Both the FRB and the Florida Banking Department have approved the Merger.


PLAN OF MERGER AND MERGER AGREEMENT


     The Plan of Merger restates the method, terms and conditions of the Merger, which are contained in the Merger Agreement and also includes information as the names and locations of the Bank and Family's main offices, the directors and officers of each and dissenter's rights. The Plan of Merger is the instrument to be filed with the Florida Banking Department to effect the Merger. As a condition to granting regulatory approval of the Merger, the Florida Banking Code requires that Family shareholders approve the Plan of Merger. Pursuant to
Section 658.44 of the Florida Banking Code, a Family shareholder is entitled to payment in cash of the value of only those shares held by such shareholder only if such shareholder either (i) votes against the Plan of Merger at the Family Special Meeting or (ii) gives written notice to Family, at or prior to the Family Special Meeting, that the shareholder dissents from the Plan of Merger. Family shareholders will also have the option of voting against the Plan of Merger and electing to receive shares of RSFC Common Stock in accordance with the Exchange Ratio rather than the cash payment required by Section 658.44. See "Dissenters' Rights of Appraisal."

              UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA


     The accompanying unaudited pro forma combined condensed statement of financial condition presents the combined financial position of RSFC and Family at March 31, 1997, assuming that the proposed Merger had occurred as of March 31, 1997. Such pro forma information is based upon the historical statement of financial condition data of the respective companies, at that date, giving effect to the proposed Merger using the pooling-of-interests method of accounting described in the accompanying notes to the unaudited pro forma combined condensed financial data.

     The accompanying unaudited pro forma combined condensed statements of income give effect to the proposed Merger by combining the results of operations of RSFC and Family for the three months ended March 31, 1997 and each of the periods in the three-year period ended December 31, 1996 using the pooling-of-interests method of accounting described in the accompanying notes to the unaudited pro forma combined condensed financial data.


     The unaudited pro forma combined condensed statements of income for the year ended March 31, 1995 includes 12 months of operations of Family consisting of operations for the three months ended March 31, 1995 combined with the operations for the nine months ended December 31, 1994.

     The accompanying unaudited pro forma combined condensed financial data should be read in conjunction with the separate historical financial statements and notes thereto of RSFC and Family. The following unaudited pro forma combined condensed financial data is presented for information purposes only and is not necessarily indicative of the results of future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated on the dates presented.




UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF FINANCIAL CONDITION
AT MARCH 31, 1997
===================================================================================================================================
                                                                                                      PRO FORMA AND
                                                                        RSFC           FAMILY      POOLING-OF-INTERESTS   PRO FORMA
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)                        (HISTORICAL)    (HISTORICAL)      ADJUSTMENTS          COMBINED
--------------------------------------------                        ------------    ------------      -----------         --------
ASSETS
      Cash and amounts due from depository institutions              $   4,522        $  13,491                          $  18,013

      Interest-bearing deposits in other financial institutions         21,530                                              21,530

      Federal funds sold                                                                 11,200                             11,200

      Investments held to maturity                                       7,782           41,051                             48,833

      Investments available-for-sale                                    30,963           12,140                             43,103

      Loans - net                                                      269,977          165,428                            435,405

      Property and equipment - net                                      10,173            5,206            (400)(a)         14,979

      Other real estate owned                                              792              860                              1,652

      Goodwill - net                                                     7,534                0            --                7,534

      Other assets                                                      12,108            3,545            --               15,653
                                                                     ---------        ---------       ---------          ---------
TOTAL                                                                $ 365,381        $ 252,921       $    (400)         $ 617,902
                                                                     =========        =========       =========          =========
Liabilities: Deposits                                                $ 262,196        $ 218,754                          $ 480,950

      Securities sold under agreements to repurchase                     1,936            7,877                              9,813

      Federal Home Loan Bank advances                                   45,000                0                             45,000

      Other liabilities                                                 10,638            4,460           1,780(a)          16,878
                                                                     ---------        ---------       ---------          ---------
Total liabilities                                                      319,770          231,091           1,780            552,641
                                                                     ---------        ---------       ---------          ---------
Shareholders' equity:

      Preferred stock                                                   10,350                0                             10,350

      Common stock                                                          79            2,958          (2,881)(b)            156

      Additional paid-in capital                                        31,101            3,398           2,881 (b)         37,380

      Retained earnings                                                  4,485           15,552          (2,180)(a)         17,857

      Unrealized gain on investments available
      for sale, net of taxes                                              (404)             (78)                              (482)

                                                                     ---------        ---------       ---------          ---------
TOTAL SHAREHOLDERS' EQUITY                                              45,611           21,830          (2,180)            65,261
                                                                     ---------        ---------       ---------          ---------
TOTAL liabilities and shareholders' equity                           $ 365,381        $ 252,921       $    (400)         $ 617,902
                                                                     =========        =========       =========          =========
Stated book value per share(g)                                       $    4.82        $   32.10                          $    3.68
                                                                     =========        =========       =========          =========
Tangible book value per share(g)                                     $    3.95        $   32.10                          $    3.23
                                                                     =========        =========       =========          =========
Total risk based capital                                                  16.3%           12.7%                               14.1%
                                                                     =========        =========       =========          =========
Tier 1 risk based capital                                                 15.2%           11.8%                               13.2%
                                                                     =========        =========       =========          =========
Leverage capital                                                          10.9%            9.7%                               10.0%
                                                                     =========        =========       =========          =========


SEE NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS.



UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
THREE MONTHS ENDED MARCH 31, 1997
================================================================================

                                                                RSFC            FAMILY            PRO FORMA         COMBINED
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)                (HISTORICAL)      (HISTORICAL)        ADJUSTMENTS      PRO FORMA(a)
--------------------------------------------                ------------      ------------        -----------      ------------
INTEREST INCOME
      Interest on loans                                        $5,566             $3,775                             $9,341
      Interest on investments                                     946                868                              1,814
                                                               ------             ------             ----           -------

Total interest income                                          $6,512             $4,643                            $11,155
                                                               ======             ======             ====           =======
Interest expense:

     Interest on deposits                                      $2,540             $1,531                             $4,071

     Interest on borrowings                                       390                 69                                459
                                                               ------             ------                            -------
Total interest expense                                         $2,930             $1,600                             $4,530
                                                               ======             ======                            =======
Net interest income                                             3,582              3,043                              6,625

Provision for loan losses                                          25                  0                                 25
                                                               ------             ------                            -------
     Net interest income after provision                        3,557              3,043                              6,600
                                                               ------             ------                            -------
Total non-interest income                                       1,043                566                              1,609
                                                               ======             ======                            =======
Operating expenses:

     Employee compensation and benefit                         $1,493             $1,010                              2,503

     Occupancy and equipment                                      649                290                                939

     Professional fees                                            160                 54                                214

     Communications                                               119                 60                                179

     Data processing                                              182                  9                                191

     Insurance                                                     13                 48                                 61

     Goodwill amortization                                        142                                                   142

     Other                                                        468                250                                718
                                                               ------             ------                            -------
Total                                                           3,226              1,721                              4,947
                                                               ======             ======              ===           =======
Income before income taxes                                      1,374              1,888                              3,262

Income taxes                                                      508                607               94 (c)         1,209
                                                               ------             ------             ----           -------
Net income                                                       $866             $1,281             $(94)           $2,053
                                                               ======             ======             ====           =======
Earnings per common share:

     Primary                                                     $.09                                                $  .11

     Fully diluted                                               $.09                                                $  .11
                                                               =====                                                 ======
Average common shares and
common stock equivalents outstanding:

     Primary                                                    8,034                                                16,549

     Fully diluted                                              8,034                                                16,549
                                                               ======                                                ======



UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 1996

                                                                           RSFC           FAMILY        PRO FORMA      COMBINED
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)                           (HISTORICAL)    (HISTORICAL)     ADJUSTMENTS    PRO FORMA
--------------------------------------------                           ------------    ------------     -----------    ---------

INTEREST INCOME:
     Interest on loans                                                 $ 22,623         $14,170                         $36,793
     Interest on investments                                              2,173           3,265                           5,438
-------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST INCOME                                                    24,796          17,435                          42,231
-------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
     Interest on deposits                                                10,366           5,619                          15,985
     Interest on borrowings                                                 247             197                             444
-------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST EXPENSE                                                   10,613           5,816                          16,429
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                      14,183          11,619                          25,802
Provision for loan losses                                                   155             200                             355
-------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                      14,028          11,419                          25,447
-------------------------------------------------------------------------------------------------------------------------------
TOTAL NON-INTEREST INCOME                                                 4,684           2,255                           6,939
-------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
     Employee compensation and benefits                                   6,067           4,094                          10,161
     Occupancy and equipment                                              2,478           1,255                           3,733
     Professional fees                                                      706             257                             963
     Communications                                                         459             219                             678
     Data processing                                                        707              24                             731
     Insurance                                                            1,649             106                           1,755
     Goodwill amortization                                                  471                                             471
     Other                                                                2,064           1,116                           3,180
-------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                                 14,601           7,071                          21,672
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                4,111           6,603                          10,714
Income taxes                                                              1,711           2,163           197(c)          4,071
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                               $2,400          $4,440         $(197)           $6,643
===============================================================================================================================
Earnings per common share:
     Primary                                                             $  .20                                          $  .36
     Fully diluted                                                       $  .20                                          $  .36
===============================================================================================================================
Average common shares and common stock equivalents outstanding:
     Primary                                                              7,474                                          15,941
     Fully diluted                                                        7,474                                          18,028
===============================================================================================================================

SEE NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS.


UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
NINE MONTHS ENDED DECEMBER 31, 1995
==========================================================-----------------------------------------------=====----------==---=====
                                                                           RSFC          FAMILY         PRO FORMA        COMBINED
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)                           (HISTORICAL)    (HISTORICAL)     ADJUSTMENTS      PRO FORMA
----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
     Interest on loans                                                    $15,201         $10,071                         $25,272
     Interest  on investments                                               1,081           1,906                           2,987
---------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST INCOME                                                      16,282          11,977                          28,259
---------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
     Interest on deposits                                                   6,946           3,731                          10,677
     Interest on  borrowings                                                  829             112                             941
---------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST EXPENSE                                                      7,775           3,843                          11,618
---------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                         8,507           8,134                          16,641
Provision for loan losses                                                     100             141                             241
---------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                         8,407           7,993                          16,400
---------------------------------------------------------------------------------------------------------------------------------
TOTAL NON-INTEREST INCOME                                                   3,181           1,450                           4,631
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
     Employee compensation and benefits                                     3,699           2,960                           6,659
     Occupancy and equipment                                                1,498             887                           2,385
     Professional fees                                                        599             174                             773
     Communications                                                           302             213                             515
     Data processing                                                          339              26                             365
     Insurance                                                                473             107                             580
     Goodwill amortization                                                    165                                             165
     Other                                                                  1,367             920                           2,287
---------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                                    8,442           5,287                          13,729
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                  3,146           4,156                           7,302
Income taxes                                                                1,169           1,453              83 (c)       2,705
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 $1,977          $2,703          $  (83)         $4,597
=================================================================================================================================
Earnings per common share:
     Primary                                                               $  .32                                          $  .32
     Fully diluted                                                         $  .25                                          $  .31
=================================================================================================================================
Average common shares and common stock equivalents outstanding:
     Primary                                                                5,175                                          13,356
     Fully diluted                                                          7,797                                          14,694
=================================================================================================================================


SEE NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS.



UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
YEAR ENDED MARCH 31, 1995
================================================================================================================================
                                                                         RSFC          FAMILY          PRO FORMA       COMBINED
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)                         (HISTORICAL)    (HISTORICAL)     ADJUSTMENTS      PRO FORMA
--------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
     Interest on loans                                                 $15,480         $10,818                         $26,298
     Interest  on investments                                            1,034           1,927                           2,961
-------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST INCOME                                                   16,514          12,745                          29,259
-------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
     Interest on deposits                                                6,244           3,615                           9,859
     Interest on borrowings                                              1,153             114                           1,267
-------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST EXPENSE                                                   7,397           3,729                          11,126
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                      9,117           9,016                          18,133
Provision for loan losses                                                  200           (119)                              81
-------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                      8,917           9,135                          18,052
-------------------------------------------------------------------------------------------------------------------------------
TOTAL NON-INTEREST INCOME                                                2,773           1,676                           4,449
-------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
     Employee compensation and benefits                                  4,595           3,431                           8,026
     Occupancy and equipment                                             1,488             915                           2,403
     Professional fees                                                     652             190                             842
     Communications                                                        352             136                             488
     Data processing                                                       307             313                             620
     Insurance                                                             570             430                           1,000
     Goodwill amortization                                                  73                                              73
     Other                                                               1,823             972                           2,795
-------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                                 9,860           6,387                          16,247
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                               1,830           4,424                           6,254
Income taxes                                                               663           1,531            44(c)          2,238
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                              $1,167          $2,893          $(44)           $4,016
===============================================================================================================================
Earnings per common share:
     Primary                                                            $  .23                                          $  .31
     Fully diluted                                                      $  .23                                          $  .31
===============================================================================================================================
Average common shares and common stock equivalents outstanding:
     Primary                                                             4,474                                          11,990
     Fully diluted                                                       4,474                                          12,119
===============================================================================================================================


SEE NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS


     The accompanying unaudited pro forma combined condensed statement of financial condition presents the combined financial position of RSFC and Family as of March 31, 1997, assuming that the proposed Merger had occurred as of March 31, 1997. The accompanying unaudited combined condensed pro forma statements of income give effect to the proposed Merger by combining the results of operations of the respective companies for the three months ended March 31, 1997, the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, assuming that the proposed Merger, which is expected to be accounted for as a pooling-of-interests, had occurred as of the beginning of each period presented. No adjustments for cost synergies are reflected in the pro forma combined condensed statements of income. The following pooling-of-interests adjustments were made:

(a) Non-recurring costs estimated to be approximately $2.2 million, net of taxes, will be recorded in connection with the Merger. These costs consist primarily of electronic data processing and personnel costs to combine the operations, employee severance payments, an additional provision for loan losses, professional fees and miscellaneous expenses. The adjustment to property and equipment, net, of $400,000, represents the estimated book value of electronic data processing hardware and software that will not be useful to the Combined Company. Because such costs are non-recurring, they have not been recorded in the accompanying unaudited pro forma combined condensed statement of income. However, such costs will be charged to income in the period in which the Merger is consummated. In addition, RSFC expects to record an adjustment of approximately $370,000 to the allowance for loan losses to conform Family's accounting and credit policies regarding loan valuations to those of RSFC upon consummation of the Merger.

(b) To reflect issuance of approximately 7.7 million shares of RSFC Common Stock in exchange for 100% of the outstanding shares of Family Common Stock based upon applying the Exchange Ratio fixed at 13 times the number of shares of Family Common Stock outstanding at March 31, 1997.

(c)      THREE MONTHS ENDED MARCH 31, 1997

         Adjustment to reflect pro forma tax expense at the effective tax rate of 37% as follows:

         Historical income adjusted for pro forma tax rate                       $1,888 x (37% - 32%)       =   $94

         YEAR ENDED DECEMBER 31, 1996
         Adjustment to reflect pro forma tax expense at the effective tax rate of 38% as follows:

         Historical income adjusted for pro forma tax rate                       $4,111 x (38% - 41.62%)    =  (149)
                                                                                 $6,603 x (38% - 32.75%)    =   346
                                                                                                                ---
                                                                                                               $197

         NINE MONTHS ENDED DECEMBER 31, 1995
         Adjustment to reflect pro forma tax expense at the effective tax rate of 37% as follows:

         Historical income adjusted for pro forma tax rate                       $4,156 x (37% - 35%)       =   $83

         YEAR ENDED MARCH 31, 1995
         Adjustment to reflect pro forma tax expense at the effective tax rate of 36% as follows:

         Historical income adjusted for pro forma tax rate                       $4,424 x (36% - 35%)       =   $44

(d) Stated book value per share is calculated by dividing common shareholders' equity plus the proceeds of the assumed conversion of "in the money" options, warrants and convertible preferred stock by the number of shares of Common Stock outstanding plus the equivalent common shares from the assumed conversion of "in the money" options, warrants and convertible preferred stock. Tangible book value per share is calculated by dividing common shareholders' equity plus the proceeds of the assumed conversion of "in the money" options, warrants and convertible preferred stock less goodwill by the number of shares of RSFC Common Stock outstanding plus the equivalent common shares from the assumed conversion of "in the money" options, warrants and convertible preferred stock.

                         MANAGEMENT FOLLOWING THE MERGER


     Following the consummation of the Merger, the composition of the RSFC Board and the Combined Bank Board will each consist of 14 members, initially comprised of the current RSFC and Bank Board's members (Rudy E. Schupp, Richard J. Haskins, H. Gearl Gore, Lennart E. Lindahl, Jr., Richard C. Rathke, Victor H. Siegel, William F. Spitznagel, Bruce E. Wiita and William Wolfson) and five Family designees (Paula Berliner, Joseph D. Cesarotti, Mary Anna Fowler, Eugene
W. Hughes, Jr. and Carol R. Owen) to be elected as directors of RSFC and the Combined Bank upon consummation of the Merger (the "Designees"). The RSFC Board and the Combined Bank Board are divided into three classes, each of which have a term of three years. Ms. Berliner will be elected a Class 2 director for a term expiring in 1998. Ms. Fowler and Mr. Owen will be elected Class 3 directors for terms expiring in 1999. Mr. Cesarotti and Mr. Hughes will be elected Class 1 directors for terms expiring in 2000.


     Certain information with respect to each director and Designee to the RSFC Board and the Combined Bank Board is set forth below:

                 Name                           Age                   Position with the Combined Company
                 ----                           ---           ---------------------------------------------------
Rudy E. Schupp                                  46             Chairman of the Board and Chief Executive Officer
Lennart E. Lindahl, Jr.                         53                  Vice Chairman of the Board and Director
Carol R. Owen                                   61            Chairman of the Board, Broward County, and Director
Richard J. Haskins                              47                   Executive Vice President and Director
Paula Berliner                                  53                                 Director
Joseph D. Cesarotti                             68                                 Director
Mary Anna Fowler                                69                                 Director
H. Gearl Gore                                   49                                 Director
Eugene W. Hughes, Jr.                           64                                 Director
Richard C. Rathke                               65                                 Director
Victor H. Siegel                                49                                 Director
William F. Spitznagel                           70                                 Director
Bruce E. Wiita                                  59                                 Director
William Wolfson                                 68                                 Director


DIRECTORS OF THE RSFC AND BANK BOARDS

     H. Gearl Gore, 49, has been a Director and the Secretary of RSFC since its inception. He has been the President of H. Gearl Gore, Inc., a real estate appraisal firm in Jupiter, Florida since 1983. In 1996, approximately 43% of that firm's gross revenues were derived from appraisal services provided to the Bank. Mr. Gore has been the President and Chief Operating Officer of Northco Investment Properties, Inc., a real estate brokerage firm in Jupiter, Florida, from 1981 to present. From 1975 to 1980 he was Florida state sales director for United Sun Life Insurance Co. He served as a Councilman for the Town of Jupiter from 1981 to 1983.

     Richard J. Haskins, 47, has been Executive Vice President and Chief Financial Officer of RSFC and the Bank since 1989, Senior Vice President of RSFC and the Bank since August 1984, and a Director of RSFC and the Bank since 1986. For ten years prior to 1984, he had been an accountant with the West Palm Beach, Florida office of Deloitte Haskins & Sells, certified public accountants, where he held the position of Manager.

     Lennart E. Lindahl, Jr., 53, has been a Director of RSFC since its inception. From 1970 through 1994, he was President of Lindahl, Browning, Ferrari & Hellstrom, Inc., Consulting Engineers in Jupiter, Florida, and currently serves as its Chairman of the Board. He is past chairman of the Economic Council of Palm Beach County and past president of the Palm Beach County Development Board. Additionally, he currently serves as a member and was a past Chairman of the Florida Inland Navigation District.

     Richard C. Rathke, 65, has been a Director of RSFC since its inception. He has been the President of RCR Enterprises, Inc., a real estate development firm in Jupiter, Florida, since 1979. From 1966 to 1979 he was the President and owner of Trans Pacific Trading Co. of Fort Lauderdale, Florida, a firm engaged in importing and retail sales.

     Rudy E. Schupp, 46, has been President and Chief Executive Officer of RSFC since 1985, and the President and Chief Executive Officer of the Bank since its inception. From 1980 to 1984, Mr. Schupp was employed by AmeriFirst Bank, FSB, Miami, Florida, where he held the position of Division Vice President and, previously, was Senior Vice President and Division Manager of the Orlando Division of AmeriFirst Bank, FSB. Mr. Schupp was Manager in Consumer Bank Planning and Marketing at First Union National Bank, Charlotte, North Carolina, from 1977 to 1980.

     Victor Siegel, M.D., 49, has been a Director of RSFC since 1989. He is a physician and surgeon specializing in Obstetrics and Gynecology and has been practicing in Palm Beach County since January 1982. Dr. Siegel was a member of the Florida and Palm Beach County Medical Associations and was Executive Director of Finance for the Palm Beach County Medical Society in 1986. He has been Chief of the Department of Obstetrics and Gynecology at Wellington Hospital since 1993. He is also on the board of directors for the nonprofit Jupiter Theater of the Performing Arts.

     William F. Spitznagel, 70, has been a Director of RSFC since its inception through December 31, 1986 and from February 21, 1987 to present. He was Chairman and President of Roadway Services, Inc., a motor freight company, from 1978 until his retirement in 1981. He presently serves as a consultant to that company.

     Bruce E. Wiita, M.D., 59, has been a Director of RSFC since its inception. He is a surgeon and urologist practicing in Jupiter and Palm Beach Gardens since 1973. He is the former Chief of Staff of the Jupiter Hospital and Chief of Surgery of the Palm Beach Gardens Hospital and Jupiter Hospital. Currently, he is a Director of the American Heritage Management and Development Corporation, a real estate development company, and Chairman of the DevMed Group Inc., a medical device manufacturing corporation.

     William Wolfson, 68, has been a Director of RSFC since 1993. He has been a certified public accountant since 1960 and in 1994 retired as senior partner in the accounting firm of Wolfson, Milowsky, Melzer, Ettinger & Wieselthier, P.C.


DESIGNEES OF THE RSFC AND COMBINED BANK BOARDS

     Carol R. Owen, 61, has been Chief Executive Officer, President and a Director of Family since its inception.

     Paula Berliner, 53, has been a Director of Family since its inception. Ms. Berliner has been Vice President and Director of Acorn Venture Capital Corp., a public venture capital company traded on the Nasdaq Small-Cap Market, since June 1992. During the two years prior to her employment with Acorn Venture Capital Corp., Ms. Berliner was Vice President and a director of Broward Window Products, Inc., a company specializing in the sale of window-related products.

     Joseph D. Cesarotti, 68, has been a Director of Family since its inception. Mr. Cesarotti has been retired since June 1992. Prior to his retirement and from 1956, Mr. Cesarotti served as President and Chief Executive Officer of Sungraf Inc., a sign manufacturing company.

     Mary Anna Fowler, 69, has been a Director of Family since its inception. Since 1991, Ms. Fowler has been Vice President of Exotic Gardens, Inc., a florist company.

     Eugene W. Hughes, Jr., 64, has been a Director of Family since its inception. Mr. Hughes served as Vice President of Family from August 1988 to December 31, 1994 and as Controller from 1992 to December 31, 1994. Mr. Hughes is currently retired.


CERTAIN TRANSACTIONS

     Mr. Gore owns a real estate appraisal firm that received fees from the Bank for appraisals of real estate relating to loan transactions. During the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, such fees aggregated approximately $50,000, $58,000 and $140,000, respectively.

            RSFC EXECUTIVE COMPENSATION, BENEFITS AND RELATED MATTERS

     The Summary Compensation Table below sets forth a summary of the compensation paid for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995 to each RSFC executive officer, whose total salary and bonus for 1996 exceeded $100,000:

=====================================================================================================================
                                      ANNUAL COMPENSATION           LONG-TERM COMPENSATION AWARDS
                                  (A)         (B)         (C)            (D)                             (E)
--------------------------------------------------------------------------------------------------- -----------------
                                                                                      SECURITIES
                                FISCAL                             RESTRICTED STOCK    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR      SALARY ($)  BONUS ($)        ($)             SARS (#)     COMPENSATION ($)
---------------------------------------------------------------------------------------------------------------------
       Rudy E. Schupp
        Chairman and            Dec 31,     180,760     122,910          0                0            29,770
                                 1996
  Chief Executive Officer       Dec 31,     116,760      97,060        25,500          500,000          5,006
                                 1995
    of RSFC and the Bank        Mar 31,     148,000      78,077        16,400             0             6,965
                                 1995
-------------------------------------------------------------------------------------------------------------------
     Richard J. Haskins
  Executive Vice President      Dec 31,     130,680      65,420          0                0            19,740
                                 1996
and Chief Financial Officer     Dec 31,      91,680      45,530        12,750          200,000          5,633
                                 1995
    of RSFC and the Bank        Mar 31,     115,993      39,039         8,400             0             6,784
                                 1995
===================================================================================================================

------------------
FOOTNOTES:

(a)   Fiscal Year:               On July 26, 1995, the RSFC Board approved a
                                 change in RSFC's fiscal year end to December 31 from March 31. As a result, the information presented for fiscal year 1995 is for the nine months transition period from April 1, 1995 to December 31, 1995.

(b) Salary:                      Total base salary paid for the year
                                 ended December 31, 1996, the nine months ended
                                 December 31, 1995 and for the fiscal year ended
                                 March 31, 1995 for RSFC and the Bank.

(c) Bonus:                       Annual incentive compensation paid
                                 for financial results achieved during the fiscal year.

(d) Restricted Stock Awards:     The amounts represent the dollar value of RSFC
                                 awards on the date of grant for stock grants.
                                 Restricted stock awards vest after three years provided the executive does not resign or is not terminated for cause. Dividends are paid on restricted stock. The aggregate number of shares and market value of restricted stock as of December 31, 1996 held by each named executive was as follows: Mr. Schupp 10,100 shares ($61,230); and Mr. Haskins 5,100 shares
                                 ($30,920).

(e)   All Other Compensation:    Includes for 1996 for Schupp: $5,615 of 401(k)
                                 matching contributions, $522 of term life insurance, $2,193 of automobile allowance and $21,440 of unrestricted stock grants. Includes for 1996 for Haskins: $5,918 of 401(k) matching contributions, $522 of term life insurance, $2,740 of automobile allowance and $10,560 of unrestricted stock grants.

EMPLOYMENT AGREEMENTS

     Messrs. Schupp and Haskins have employment agreements with RSFC which provide for the payment of incentive compensation equal to 2.7% for Mr. Schupp, and 1.5% for Mr. Haskins, of RSFC's quarterly consolidated income before taxes. These amounts are reflected in column (c) of the Summary Compensation Table. The agreements also provide for a severance payment equal to 200% for Mr. Schupp and 150% for Mr. Haskins of base salary and incentive compensation in the event of termination without cause and provide for benefits including the use of an automobile and $200,000 term life insurance for the benefit of the executive. Mr. Schupp's employment agreement is renewable annually but will continue for two years after the date on which the agreement is not renewed. Mr. Haskins' employment agreement is renewable annually.

     If a change in control of RSFC should occur and (1) the executive's employment is involuntarily terminated or not extended (other than for cause or physical or mental incapacity) or (2) he resigns due to his reasonable determination that he is prevented from exercising his authority or performing his duties and functions as an officer, then he would be entitled under the employment agreements to receive a lump sum payment equal to three times his annual salary. The agreements also provide for payments the executive would have received in respect to cash incentive compensation and contemplate an additional payment of 20% of three times his annual salary as compensation for discounted fringe benefits, as well as for the continuation of any applicable employee benefit plans for a thirty-six month period. A "Change of Control" is defined in the agreements as the acquisition by any person or group of 25% or more of the combined voting power of RSFC's then outstanding securities.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     In 1987 RSFC initiated a non-qualified pension plan for senior officers and division heads of RSFC and the Bank. Eligibility to participant in the plan requires that the employee be a division head with the title of Vice President or above, have three years of consecutive service and be approved by the RSFC Board. The number of persons eligible for this plan in the current year is four. The expected cost of the plan for the current year is $160,000. Those executives currently participating in the plan are Messrs. Schupp, Haskins, one senior vice president and one former executive officer. The retirement benefit to the employee will range between 30% to 70% of his or her average base salary for the last three years of employment and will commence no earlier than age 55 nor later than age 62. Participants vest 20% in the plan in the year they enter the plan and become fully vested under various vesting schedules depending on their retirement benefit.

RESTRICTED STOCK AWARDS

     The RSFC Board has awarded RSFC Common Stock to senior officers of RSFC and the Bank. Under the terms of the award, the shares are forfeited by the executive during the three year period after the effective date of the award if the executive resigns or is terminated for cause. The awards are administered by the Compensation Committee and the committee can select, at its sole discretion, key executives of RSFC and its subsidiary who the committee determines are in a position to have a significant impact on the long-term profitability of RSFC. In addition to the stock grants, RSFC makes a cash payment equal to 28% of the taxable value of the shares of RSFC Common Stock granted in an award as of the date on which the shares are valued for federal income tax purposes. No restricted stock awards were made in 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is composed of Messrs. Lindahl, Spitznagel and Wiita. None of the members of the committee has ever been an officer or employee of RSFC or the Bank.

                    REPORT OF THE RSFC COMPENSATION COMMITTEE

GENERAL POLICY

     The Compensation Committee of the RSFC Board is responsible for making recommendations to the RSFC Board as to compensation of RSFC's executive officers. In addition, the Compensation Committee makes recommendations to the Board of Director's as to outside director compensation, company-wide benefit programs, including RSFC's 401(k) program and employee stock purchase program, as well as executive retirement plans. In terms of executive compensation, the Compensation Committee bases its compensation decisions primarily on its overall assessment of the executive's contribution to the profitability of RSFC on both a long-term and short-term basis, the executive's performance in connection with the overall and specific strategic and tactical plans in the prior year, as well as an assessment of the executive's role in ensuring the overall financial success of RSFC in future periods. In this respect, the Compensation Committee seeks to reward leadership, innovation, strategic and tactical achievements and entrepreneurship. In its deliberations, the Compensation Committee generally does not perform a rote application of specific criteria in making its decisions and such decisions are necessarily based in part on the committee's subjective assessment of the executive's performance. Given the differences in magnitude of a business unit or division, its line or staff configuration, goal achievement may or may not be weighted heavily on financial performance of the business unit or division as the amount of non-financial accountability varies materially among executives of RSFC. The Compensation Committee continues to place emphasis on the close link between the strategic and financial interests of shareholders and executive compensation as the committee believes that this orientation is both motivating to the executives and supports the highest levels of corporate strategic performance over RSFC's planning horizon. The Compensation Committee approaches the mix of executive cash compensation with a belief that it should involve a fair base salary combined with emphasis on incentive compensation as this approach has served RSFC well in the motivation and retention of its senior executives.

1996-1997 COMPENSATION

     In planning and deliberating 1996-1997 compensation decisions, the Compensation Committee reviewed RSFC's financial performance on both a long-term and short-term basis, the job performance of each executive officer, both financial and non-financial, compensation survey information provided by outside professional compensation consultants with national and regional peer group data, internally prepared performance review analyses and various other information that the Compensation Committee viewed as relevant. In its deliberations, the Compensation Committee reviewed the referenced information for comparison purposes, and in doing so, did not set the compensation for any of RSFC's executive officers at a specific level due solely to comparisons with the peer group. Instead, the committee's compensation decisions generally reflect competitive factors, job performance in relation to account abilities, goal achievement, as well as circumstances and events that are unique to each executive such as extraordinary efforts and expanded responsibilities. In assessing RSFC's performance, the Compensation Committee considered, among other things, the profitability of RSFC as a whole, progress with the overall shareholder value plan, with special emphasis on the executive's progress with the long-term strategic plan.

     The Compensation Committee's compensation decisions reflect the factors described, including objective factors and the subjective assessment of executive performance with no specific rigid criteria applied to compensation decisions.

BASE SALARY AND CASH INCENTIVE COMPENSATION

     Cash compensation decisions by the Compensation Committee take the form of base salary and cash incentive compensation for the senior executive team. The committee takes both a long-term and short-term view in arriving at its determinations for overall cash compensation. The evaluation of varied criteria, including objective and subjective factors, is brought to the Compensation Committee's executive cash compensation decisions. In this connection, the committee awarded increases in base salary to two of the four senior executives
- the Senior Vice President of Business Banking and the Vice President of Personal Banking. The Compensation Committee also elevated the quarterly cash incentive compensation programs for these two executives based upon achievement of a myriad of financial and non-financial goals. The Compensation Committee continues to place emphasis on "at risk" compensation related to executive performance as it believes that such compensation is aligned with RSFC's and shareholders' short-term and long-term interests and such compensation also presents a traceable record of motivating and retaining such executives. Base salary and the rate of cash incentive compensation for RSFC's Executive Vice President will remain unchanged from 1996 for fiscal 1997, as the Compensation Committee determined that the existing base salary was considered fair and an unchanged rate of cash incentive compensation would place emphasis on achieving overall company performance goals while placing clear emphasis on "at risk" compensation.

LONG-TERM INCENTIVE COMPENSATION

     The Compensation Committee made no long-term, non-cash incentive compensation awards to RSFC's senior executive officers. Instead, the Compensation Committee thoroughly deliberated and has recommended to the RSFC Board the adoption of the Republic Security Financial Corporation 1997 Performance Incentive Plan (the "Plan") and its subsidiaries. The Plan will be a vehicle for officer, director and employee equity-related incentive compensation awards in the future. Under the proposed plan, 2,000,000 shares of RSFC Common Stock would be authorized for issuance over the years under the Plan. The Plan permits a committee of non-employee directors, appointed under the Plan, the flexibility to issue incentive compensation from time-to-time in the various forms, including stock options, stock appreciation rights and restricted stock grants, as may be determined. The Plan is subject to shareholder approval at the RSFC Annual Meeting. See "RSFC Annual Meeting--Proposal 3: 1997 Performance Incentive Plan." The Compensation Committee believes that the adoption of such a plan would provide the architecture as well as the vehicle for providing long-term, non-cash incentive compensation to RSFC's directors and senior executives for the purpose of motivating and retaining such directors and executives and insuring that a meaningful part of their overall compensation is tied closely to the performance of RSFC and the shareholders' interests over the long-term. A complete description of the Plan is set forth as Annex F to this Joint Proxy Statement/Prospectus.

CHIEF EXECUTIVE OFFICER COMPENSATION

     In determining Mr. Schupp's compensation, the Committee's review emphasizes RSFC's current and prior year's financial performance, achievement of RSFC's overarching strategic plan goals as well as the prevailing market rates of compensation for the position. RSFC's net income for 1996, before the special SAIF assessment, was $3,069,000, up 36% when compared to net income of $2,255,000 for the year ending December 31, 1995. With regard to its strategic plan, merger and acquisition goals were achieved as well as the significant transformation of the Bank to a commercial bank. A variety of market data was analyzed by the committee in order to assess Mr. Schupp's relative compensation. It is the Compensation Committee's conclusion that Mr. Schupp's current base salary and rate of cash incentive compensation are considered fair and appropriate and will remain unchanged from 1996 for fiscal 1997. This decision continues to place an emphasis on "at risk" incentive compensation for Mr. Schupp revolving around the achievement of long-term and short-term strategic and earnings goals for RSFC. In this connection, Mr. Schupp's compensation can expand and contract according to the performance of RSFC. As a result, a significant portion of Mr. Schupp's cash compensation bears a close relationship to the shareholders' interests.

                             COMPENSATION COMMITTEE

                             Lennart E. Lindahl, Jr.
                              William F. Spitznagel
                              Bruce E. Wiita, M.D.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table summarizes the options and SARs exercised in the last fiscal year and the value of unexercised options and SARs held at year end by persons named in the Summary Compensation Table.

===================================================================================================================
                                                             NUMBER OF SHARES                   VALUE OF
                                                          UNDERLYING UNEXERCISED        UNEXERCISED IN-THE-MONEY
                                                               OPTIONS/SARS                    OPTIONS/SARS
                                                                AT FY-END (#)                   AT FY-END ($)
                     ACQUIRED ON
NAME                 EXERCISE (#)   VALUE REALIZED     EXERCISABLE   UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
-------------------------------------------------------------------------------------------------------------------
Rudy E. Schupp          4,622            $13,865         32,946         500,000          $116,330       $31,250

Richard J.Haskins           0            $0              22,800         200,000          $ 80,185       $15,625
===================================================================================================================


                          FAMILY EXECUTIVE COMPENSATION


===================================================================================================================
                                                                 ANNUAL COMPENSATION
                                                                                                      ALL OTHER
            NAME AND PRINCIPAL POSITION                 FISCAL YEAR       SALARY ($)    BONUS ($)  COMPENSATION($)(A)
-------------------------------------------------------------------------------------------------------------------
                    Carol Owen
                   President and                           1996          150,000 (b)    39,790      24,943 (c)
              Chief Executive Officer                      1995          150,000 (b)    25,734      12,128 (c)
                     of Family                             1994          150,000 (b)     7,943       9,978 (c)
--------------------------------------------------------------------------------------------------------------
                    Bruce Keir
             Executive Vice President                      1996           91,054 (d)    38,724           0
                     of Family                             1995           91,054 (d)    22,874           0
                                                           1994           86,500 (d)    12,089           0

==============================================================================================================

--------------
FOOTNOTES:

(a) Represents compensation earned solely in connection with service as a director of Family during the years indicated.
(b) Mr. Owen's salary includes the following: $8,908, $6,100 and $0 in an IRC ss.125 Plan, $9500, $8,569 and $9,500 in a 401(k) Plan and $40,000,
      $30,000 and $40,000 in an interest-bearing account deferred until retirement for the years ended December 31, 1996, 1995 and 1994, respectively.
(c) Represents $7,600, $6,800 and $7,000 of base compensation and $17,343, $5328 and $2,978 of special compensation received for the years ended December 31, 1996, 1995 and 1994, respectively.
(d) Mr. Keir's salary includes the following: $6,908, $7,198 and $5,529 in an IRC ss. 125 Plan and $8,256.66, $7,150 and $6,192 in a 401(k) Plan for the
      years ended December 1996, 1995 and 1994, respectively.



                             MANAGEMENT INDEBTEDNESS

RSFC

==================================================================================================================
                                                                 LARGEST AMOUNT
                                                                  OUTSTANDING
                                                                 DURING THE YEAR       BALANCE
                                                                     ENDED
          OFFICER AND/OR DIRECTOR                 PURPOSE      DECEMBER 31, 1996    DECEMBER 31,     INTEREST RATE
                                                                                        1996
-------------------------------------------------------------------------------------------------------------------
H. Gearl Gore                                        1              $44,117            $35,657             10.25%
H. Gearl Gore                                        1              174,506            170,195              3.90
H. Gearl Gore                                        3               23,490              2,148              9.25
H. Gearl Gore                                        3               39,766             38,471              9.25
Gulfstream Exterminating (Gore)                      3                3,000              3,000             10.25
Gulfstream Exterminating (Gore)                      3                4,611              2,580             10.25
Richard J. Haskins                                   2               21,433              1,520              9.25
Richard J. Haskins                                   2               30,000               0                 8.09
Lennart Lindahl                                      2               95,909               0                 9.25
Lennart Lindahl                                      3               40,570             14,800              9.25
Lennart Lindahl                                      2                7,123              4,322              8.50
Rudy E. Schupp                                       1               19,999             18,685              9.25
Rudy E. Schupp                                       1               22,029               0                 9.25
Rudy E. Schupp                                       1               55,000             52,062              9.25
Victor Siegel                                        2              144,666            134,881              9.25
Victor Siegel                                        2               61,172             61,172              7.75
Victor Siegel                                        2                4,127               0                 9.50
Victor Siegel                                        3               12,545               0                 9.25
Victor Siegel                                        3               34,080             27,534              7.50
Bruce Wiita                                          2               75,050             71,187              9.25
Bruce Wiita                                          3               43,160               0                10.25
Devmed Group, Inc. (Wiita)                           3              200,000               0                 9.25
==================================================================================================================

1 - Personal Residence
2 - Consumer
3 - Business

     All loans to officers and directors are made by the Bank in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. In addition, all such loans did not involve more than the normal risk of collectibility or present other unfavorable features.

Family


===============================================================================
                                                    BALANCE
                    OFFICER AND/OR DIRECTOR     MARCH 31, 1997    INTEREST RATE
-------------------------------------------------------------------------------
Joseph Cesarotti                                   $574,474           8.25
Sungraf, Inc. (Cesarotti)                            58,023           8.50
Paula Berliner                                      284,786           8.25
Paula Berliner                                      217,516           8.25


===============================================================================
                                       76

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

RSFC


      The following table sets forth certain information regarding the beneficial ownership of the RSFC Common Stock as of March 31, 1997 (including options exercisable within 60 days) by (1) each nominee for the RSFC Board, (2) the RSFC directors remaining in office, (3) each person named in RSFC's Summary Compensation Table, (4) each of the Designees, (5) all directors (including Designees) and executive officers of RSFC as a group, and (6) each person known by RSFC to be the beneficial owner of more than 5% of the outstanding class of RSFC Common Stock. Subject to applicable community property and similar statutes and except as otherwise noted in the footnotes below, each of the persons named in the table has sole voting and dispositive power with respect to the shares beneficially owned by such person.


                                               PRE-MERGER                                                      POST-MERGER
                                                              PERCENTAGE OF                                   PERCENTAGE OF
                             AMOUNT AND NATURE OF            OUTSTANDING RSFC       AMOUNT AND NATURE          OUTSTANDING
  NAME OF BENEFICIAL         BENEFICIAL OWNERSHIP              COMMON STOCK      OF BENEFICIAL OWNERSHIP       COMMON STOCK
  ------------------         --------------------             ----------------   -----------------------      ------------
Rudy E. Schupp                 122,356  (1)(2)(3)                    1.5%           122,356  (1)(2)(3)            0.78%
Carol R. Owen                     ----                              ----          1,109,290  (7)                  7.06
Richard J. Haskins              81,550  (1)(2)                       1.0             81,550  (1)(2)               0.52
Paula Berliner                    ----                              ----            260,793  (8)                  1.67
Joseph D. Cesarotti               ----                              ----            160,381  (9)                  1.03
Mary Anna Fowler                  ----                              ----             89,297                       0.01
H. Gearl Gore                  142,424  (1)(2)(4)(5)                 1.8            142,424  (1)(2)(4)(5)         0.91
Eugene W. Hughes, Jr.             ----                              ----            300,326  (10)                 1.30
Lennart E. Lindahl, Jr.        131,193  (1)(2)(4)(5)                 1.7            131,193  (1)(2)(4)(5)         0.84
Richard C. Rathke              140,599  (1)(2)(4)(5)                 1.8            140,599  (1)(2)(4)(5)         0.90
Victor H. Siegel               267,706  (1)(4)                       3.4            267,706  (1)(4)               1.72
William F. Spitznagel          310,964  (1)(2)(4)(5)                 3.9            310,964  (1)(2)(4)(5)         1.99
Bruce E. Wiita                 145,325  (1)(2)(4)(5)                 1.8            145,325  (1)(2)(4)(5)         0.93
William Wolfson                  9,274  (4)                          0.1              9,274  (4)                  0.06
All directors and            1,351,364  (6)                         16.5%         3,174,771  (11)                18.60%
executive officers as
a group
(9 persons)

------------
(1) Includes 12,128 shares issuable upon exercise of options, at an exercise price of $2.48 per share.
(2) Includes 10,672 shares issuable upon exercise of options, at an exercise price of $2.62 per share.
(3) Includes 10,146 shares issuable upon exercise of options, at an exercise price of $2.50 per share.
(4) Includes 5,250 shares issuable upon the exercise of options, at an exercise price of $3.33 per share.
(5) Includes 27,536 shares issuable upon exercise of warrants, at an exercise price of $5.00 per share.
(6) Includes options and warrants for 344,176 shares of RSFC Common Stock. Actual RSFC Common Stock owned is 13% of the total outstanding.
(7) Includes 11,791 shares of RSFC Common Stock held by Mr. Owen's wife; 96,707 shares of RSFC Common Stock held by the Family Bank Employee Stock Ownership Trust of which Mr. Owen is a trustee; 332,059 and 44,759 and 182,309 shares of RSFC Common Stock held by the Mary Hughes Owen Living Trust

                                       77

     No.2, Mary Hughes Owen Testamentary Trust and Residuary Trust Estate pursuant to Article IV-B Will of Mary Hughes Owen Deceased, respectively, each of which Mr. Owen is a trustee; and options to purchase 82,797 shares of RSFC Common Stock.
(8) Includes 27,118 shares of RSFC Common Stock held by Ms. Berliner's husband and options to purchase 82,797 shares of RSFC Common Stock.
(9) Includes 7,046 shares of RSFC Common Stock held jointly by Mr. Cesarotti and his wife, 35,269 shares of RSFC Common Stock held by Mr. Cesarotti's wife and options to purchase 82,797 shares of RSFC Common Stock.
(10) Includes 96,707 shares of RSFC Common Stock held by the Family Bank Employee Stock Ownership Trust of which Mr. Hughes is a trustee and options to purchase 41,847 shares of RSFC Common Stock.
(11) Includes options and warrants for 700,146 shares of RSFC Common Stock. Actual RSFC Common Stock owned is 17%.

                                     FAMILY

     The following table sets forth certain information with regard to the beneficial ownership of Family Common Stock as of May 15, 1997 (including options exercisable within 60 days) by (1) the "named executives" of Family, (2) each director of Family, (3) all directors and executive officers of Family as a group, and (4) each person known by Family to be the beneficial owner of more than 5% of the outstanding class of Family Common Stock. Except as otherwise indicated, each shareholder listed below has sole voting and investment power with respect to shares beneficially owned by such person.

                                                                      PRE-MERGER
            NAME AND ADDRESS OF                 AMOUNT AND NATURE OF            PERCENTAGE OF OUTSTANDING
            BENEFICIAL OWNER (1)               BENEFICIAL OWNERSHIP               FAMILY COMMON STOCK
            --------------------               ---------------------              -------------------
    Carol R. Owen                                    85,330(2)                            13.3%
    Paula Berliner                                   20,061(3)                             3.1
    Louis Bianculli                                  34,379(4)                             5.4
    Joseph Cesarotti                                 12,337(5)                             2.0
    Mary Anna Fowler                                  6,869                                1.1
    Lynn W. Fromberg                                 15,518(6)                             2.4
    Eugene W. Hughes, Jr.                            23,102(7)                             3.6
    Bruce Keir                                        5,819(8)                             1.0
    Joslyn Perkins                                   13,190(9)                             2.0
    All directors and executive                     209,166                               31.0
    officers as a group (9 persons)

------------
(1) The address of each beneficial owner identified above is c/o Family Bank, 1000 East Hallandale Beach Boulevard, Hallandale, Florida 33309.
(2) Includes 907 shares of Family Common Stock held by Mr. Owen's wife; 7,439 shares of Family Common Stock held by the Family Bank Employee Stock Ownership Trust of which Mr. Owen is a trustee; 25,543 and 3,443 and 14,030 shares of Family Common Stock held by the Mary Hughes Owen Living Trust No.2, Mary Hughes Owen Testamentary Trust and Residuary Trust Estate pursuant to Article IV-B Will of Mary Hughes Owen Deceased, respectively, each of which Mr. Owen is a trustee; and options to purchase 6,369 shares of Family Common Stock.
(3) Includes 2,086 shares of Family Common Stock held by Ms. Berliner's husband and options to purchase 6,369 shares of Family Common Stock.
(4) Includes 25,161 shares of Family Common Stock held jointly by Mr. Bianculli and his wife and 2,849 shares of Common Stock held in the Doris Bianculli Revocable Trust of which Mr. and Mrs. Bianculli are trustees.
(5) Includes 542 shares of Family Common Stock held jointly by Mr. Cesarotti and his wife, 2,713 shares of Family Common Stock held by Mr. Cesarotti's wife and options to purchase 6,369 shares of Family Common Stock.
(6) Includes 3,580 shares of Family Common Stock jointly held by Mr. Fromberg and his wife, 5,170 shares of Family Common Stock held by Mr. Fromberg's wife, 399 shares of Family Common Stock held under the Bernard Fromberg Revocable Trust Agreement dated February 1, 1993, which includes Mr. Fromberg as a co-trustee, and options to purchase 3,219 shares of Family Common Stock.
(7) Includes 7,439 shares of Family Common Stock held by the Family Bank Employee Stock Ownership Trust of which Mr. Hughes is a trustee and options to purchase 3,219 shares of Family Common Stock.
(8)  Includes options to purchase 2,419 shares of Family Common Stock.
(9) Includes 574 shares of Family Common Stock held jointly with Ms. Perkins' daughter.

         COMPARISON OF RIGHTS OF HOLDERS OF RSFC AND FAMILY COMMON STOCK

     The rights of holders of Family Common Stock are governed by the Family Articles of Incorporation (the "Family Articles"), Bylaws, the Florida Banking Code and, where not in direct conflict with such code, the Florida Business Corporation Act (the "FBCA"). As a result of the Merger, the rights of the holders of Family Common Stock, which will be converted into shares of RSFC Common Stock, will be governed by the RSFC Articles, Bylaws, the Bank Holding Company Act and the FBCA.

     The following is a summary of the material differences in the rights of shareholders of RSFC and Family. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the Family Articles and Bylaws, the RSFC Articles and Bylaws, the Florida Banking Code, the Bank Holding Company Act and the FBCA.


                            AUTHORIZED CAPITAL STOCK

     RSFC. The RSFC Articles authorize the issuance of up to 20,000,000 shares of RSFC Common Stock, par value $0.01 per share, of which, as of March 31, 1997, 7,854,982 shares were issued and outstanding, 1,604,250 shares were reserved for issuance upon conversion of RSFC's 7% Cumulative Convertible Preferred Stock, Series C (the "Series C Preferred"), 396,422 shares were reserved for issuance pursuant to RSFC stock options and 950,000 shares reserved for issuance pursuant to RSFC dividend reinvestment plan and employee stock purchase plan. Under the RSFC Articles, the RSFC Board has the authority to divide the 10,000,000 authorized shares of preferred stock, par value $.01 per share, into series and to fix the rights and preferences of any series so established. Of these authorized shares of preferred stock, the following series have been designated as of March 31, 1997: 402,500 shares of 7.5% Cumulative Convertible Preferred Stock, Series A, stated value of $10.00 per share, (the "Series A Preferred"), no shares of which are outstanding; 100,000 shares of Series B Junior Participating Preferred Stock (the "Series B Preferred"), no shares of which are outstanding; 1,035,000 shares of the Series C Preferred of which 1,035,000 shares were issued and outstanding.

     FAMILY. The Family Articles authorize the issuance of up to 1,200,000 shares of Family Common Stock, par value $5.00 per share, of which, as of March 31, 1997, 591,669 shares were issued and outstanding, and 96,360 shares were reserved for issuance upon the exercise of outstanding options pursuant to Family's stock option plans.


                               BOARD OF DIRECTORS


     RSFC. The RSFC Bylaws currently provide that the RSFC Board will consist of nine members. The RSFC Board presently has nine directors. The RSFC Articles divide the RSFC Board into three classes of as equal size as possible, with the term of each class expiring in consecutive years so that only one class is elected in any given year. Under the RSFC Articles and Bylaws, directors may only be removed for cause (as defined in the RSFC Bylaws) upon the affirmative vote of not less than 80% of the outstanding shares of RSFC Common Stock. The Bylaws will be amended as of the Effective Time of the Merger to increase the number of directors to 14.


     FAMILY. The Family Articles provide that the Family Board will consist of at least five members. The Family Board presently has eight directors. The Family Board is not divided into classes. Under the Family Bylaws, directors may be removed, with or without cause, by (i) the majority vote of the shares of Family Common Stock at any meeting of shareholders called for such purpose or
(ii) a vote of two-thirds of all directors.


                                CUMULATIVE VOTING

     RSFC. Pursuant to the RSFC Articles, holders of RSFC Common Stock are entitled to one vote for each share held and do not have cumulative voting rights in the election of directors.

     FAMILY. Pursuant to the FBCA and the Family Articles, holders of Family Common Stock are entitled to one vote for each share held, except that such holders are entitled to cumulative voting rights in the election of directors.


PREEMPTIVE RIGHTS

     RSFC. Except as provided in the Rights Agreement, the holders of RSFC Common Stock have no preemptive rights to acquire any additional shares of RSFC Common Stock or any other shares of RSFC capital stock.

     FAMILY. The holders of Family's Common Stock have no preemptive rights to acquire any additional shares of Family Common Stock or any other shares of Family capital stock.


SPECIAL MEETINGS OF SHAREHOLDERS; ACTION WITHOUT A MEETING

     RSFC. Under the RSFC Bylaws, a special meeting of RSFC shareholders may only be called by a majority of the directors for such purposes as determined by the RSFC Board at any time or times through the year. The RSFC Articles deny shareholders the power to call a special meeting and prohibit actions by shareholders by written consent without a meeting. RSFC shareholders have no power to call any meetings.

     FAMILY. Under the Family Bylaws, a special meeting of Family shareholders may be called by (i) the President, (ii) one-half of the directors or (iii) by the holders of not less than a majority of the shares entitled to vote at the meeting.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     RSFC. The FBCA requires that plans of merger and share exchange must be adopted by the board of directors of each corporation and (except in certain limited circumstances) approved by a majority of all the votes entitled to be cast by each voting group of each corporation entitled to vote on the plan of merger or share exchange, unless the corporation's board of directors requires, or the articles of incorporation provide for, a greater vote. The RSFC Articles and Bylaws do not require a greater vote. In addition, the FBCA provides that a corporation may sell or otherwise dispose of all or substantially all of its property, other than in the usual and regular course of business, if recommended by the board of directors and if the holders of the majority of all votes entitled to be cast on the transaction approve such transaction.


     The FBCA also provides, however, that the shareholders of the corporation surviving a merger need not approve the transaction if (i) the corporation's articles of incorporation will not differ significantly after the Merger and
(ii) the corporation's shareholders will hold the same number of shares with identical designations, preferences, limitations and relative rights immediately after the merger as they held before the merger.


     FAMILY. The Florida Banking Code requires that if the resulting bank of a merger will be a Florida state bank, a plan of merger and merger agreement, stating the method, terms and conditions of the merger, must be (i) adopted by the constituent banks, (ii) approved by a majority of the board of directors of each constituent bank, (iii) approved by the Florida Banking Department and (iv) approved by a majority of the holders of at least a majority of the shares entitled to vote thereon of each constituent bank.

AMENDMENT OF ARTICLES OF INCORPORATION AND OF BYLAWS

     RSFC. Pursuant to the FBCA and the RSFC Articles, amendments to the RSFC Articles must be recommended by the RSFC Board and approved by a majority of votes entitled to be cast by each voting group entitled to vote on the amendment. Under the RSFC Articles and the RSFC Bylaws, the RSFC Board may adopt, alter, amend or repeal the RSFC Bylaws by a majority vote.

     FAMILY. Under the Florida Banking Code, amendments to the Family Articles must receive the prior written approval of the Florida Banking Department. Pursuant to the FBCA, except in limited circumstances, amendments to the Family Articles must also be recommended by the RSFC Board and approved by a majority of votes entitled to be cast by each voting group entitled to vote on the amendment. Under the Florida Banking Code, the Family Board may adopt or amend the Family Bylaws.

RIGHTS OF DISSENTING SHAREHOLDERS

     RSFC. Shareholders of a Florida corporation have the right, in certain circumstances, to dissent from certain corporate actions, including the consummation of a plan of merger to which a Florida corporation is a party and which requires the approval of such corporation's shareholders. However, this right to dissent does not apply with respect to a plan of merger to holders of a security that on the record date is either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by not fewer than 2,000 shareholders. Shareholders who are entitled to dissent are also entitled to obtain payment in the amount of the fair value of their shares. The holders of RSFC Common Stock are not entitled to dissenters' rights because RSFC Common Stock is, and was as of the RSFC Record Date, listed on the Nasdaq National Market.

     FAMILY. Pursuant to Section 658.44 of the Florida Banking Code, shareholders of each constituent state bank to a plan of merger are generally entitled to receive payment in cash of the value of his or her shares if such shareholder votes against the approval of, or dissents from, a plan of merger and merger agreement and complies with the procedures set forth in Section
658.44 for exercising such rights. See "Dissenters' Rights of Appraisal."

DIVIDENDS

     RSFC. The FBCA provides that, subject to restrictions in a corporation's articles of incorporation, a corporation's board of directors may authorize and the corporation may make a distribution to its shareholders unless after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, in the case of the dissolution, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the dividend.

     FAMILY. The Florida Banking Code provides that, after charging off bad debts, depreciation and other worthless assets, if any, and after making provision for reasonably anticipated future losses on loans and other assets, the board of directors of a state bank may declare (i) quarterly, semi-annually or annually a dividend out of the aggregate of the net profits of that period combined with its retained net profits of the preceding two years and (ii) with the prior approval of the Florida Banking Department, a dividend from retained net profits which accrued prior to the preceding two years; PROVIDED, HOWEVER, that (x) no dividend may be declared on the bank's common stock until the bank carries 20% of its net profits for such preceding period as is covered by the dividend to its surplus fund, until the surplus fund equals at least the amount of its common and preferred stock then issued and outstanding; and that (y) no dividend may be declared if the bank's net income from the current year combined with the retained net income from the preceding two years is a loss or would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Banking Department or a state or federal regulatory agency. Under the Florida Banking Code, a stock split or dividend on shares of capital stock of a bank which results in a greater number of shares without increasing or decreasing the capital accounts of the bank does not constitute a dividend.

CERTAIN ANTI-TAKEOVER PROVISIONS

     RSFC AND FAMILY. Both RSFC and Family are subject to the "Control Share" and "Fair Price" provisions of the FBCA. These provisions are anti-takeover provisions that apply to public corporations organized under Florida law, unless a corporation has elected to opt out of these provisions in its articles of incorporation or bylaws. Neither RSFC nor Family has elected to opt out of those provisions. The Control Share provisions prohibit a shareholder from voting shares of RSFC or Family Common Stock, as the case may be, acquired in excess of 20% (and 33% and 50%) of the outstanding voting shares unless the remaining uninterested shareholders approve voting rights for such shares bymajority vote at a special meeting called for that purpose. The Fair Price provisions require that, in any merger of RSFC or Family with a corporation affiliated with a 10% or greater shareholder (the "Interested Shareholder"), shareholders receive the higher of the highest price paid by the Interested Shareholder for shares of RSFC or Family Common Stock, as the case may be, during the preceding two years or the fair market value of the RSFC or Family Common Stock, unless the merger is approved by a majority of the directors not affiliated with the Interested Shareholder or the holders of two-thirds of the RSFC or Family Common Stock not affiliated with the Interested Shareholder.


     RSFC -- RIGHTS PLAN. On March 29, 1995, the RSFC Board declared a dividend on the RSFC Common Stock of one right (a "Right") for each outstanding share of RSFC Common Stock to shareholders of record at the close of business on April 14, 1995. Each Right entitles the registered holder to purchase from RSFC a unit consisting of one one-hundredth of a share (a "Unit") of the Series B Preferred, or a combination of securities and assets of equivalent value, at a purchase price of $18 per Unit, subject to adjustment. Each fractional share of Series B Preferred is designed to be equivalent in voting and dividend rights to one share of RSFC Common Stock. A full description and terms of the Rights are set forth in the Rights Agreement, dated as of April 14, 1995 (the "Rights Agreement"), between RSFC's and IBJ Schroder Bank & Trust Company, as Rights Agent.

     The Rights Agreement is designed to protect shareholder interests in the event that RSFC is confronted with coercive or unfair takeover tactics, including offers that do not treat all shareholder interests fairly or do not maximize the value of RSFC. Acquisition offers that reflect RSFC's fair value and that are made to all shareholders would not be affected by the Rights Agreement. Initially, ownership of the Rights are evidenced only by the Common Stock certificates. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (the "Stock Acquisition Date"), or (ii) the close of business on such date as may be fixed by the Board of Directors, which date shall not be more than 65 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the outstanding Common Stock. The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 14, 2005, unless earlier redeemed by the Company or unless certain events have occurred. Except in the circumstances described below, after the Distribution Date each Right will be exercisable into one one-hundredth of a Preferred Share (a "Preferred Share Fraction"). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Stock. The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock of the Company.

     In the event that any time following the Stock Acquisition Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock remain outstanding, (ii) a Person becomes the beneficial owner of more than 25% of the then outstanding Common Stock other than pursuant to a tender offer that provides fair value to all shareholders, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or (iv) during such time as there is an Acquiring Person an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (E.G., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph are referred to as the "Triggering Events." At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. That 10-day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Under certain circumstances set forth in the Rights Agreement, the decision to redeem will require the concurrence of a majority of the continuing directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the continuing directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     RSFC -- BANK HOLDING COMPANY ACT. Under federal law, a person or group of persons is prohibited from acquiring "control" of a bank holding company unless the FRB has been given 60 days' prior written notice of such proposed acquisition and within that time period the FRB has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition is subject to FRB approval under the Bank Holding Company Act. An acquisition may be made prior to the expiration of the disapproval period if the FRB issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the FRB, the acquisition of more than ten percent of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as RSFC, would, under the circumstances set forth in the presumption, constitute the acquisition of control.


     In addition, any "company" would be required to obtain the approval of the FRB under the Bank Holding Company Act before acquiring 25 percent (five percent in the case of an acquiror that is a bank holding company) or more of the outstanding shares of the RSFC Common Stock, or otherwise obtaining "control" over RSFC. Under the Bank Holding Company Act, "control" generally means (i) the ownership or control of 25 percent or more of any class of voting securities of the bank holding company, (ii) the ability to elect a majority of the bank holding company's directors, or (iii) the ability otherwise to exercise a controlling influence over the management and policies of the bank holding company.

     FAMILY. Under the Florida Banking Code, a person or group of persons proposing to acquire "control" of a Florida state bank must submit an application to, and obtain a certificate of approval from, the Florida Banking Department. The Florida Banking Department may only issue a certificate of approval after it investigates and determines that (i) such person or group of persons is qualified by reputation, character, experience and financial responsibility to control and operate the bank and (ii) the interests of the bank's shareholders, depositors, creditors and the public generally will not be jeopardized by the proposed acquisition of control. Under a rebuttable presumption established by the Florida Banking Department, the acquisition of 10% or more of a class of voting stock of a Florida state bank would constitute the acquisition of control. In such circumstances, the person or group of persons proposing to acquire 10% or more of a class of voting stock must first give written notice of the proposal to the Florida Banking Department.

     Under federal law, a person or group of persons is prohibited from acquiring "control" of Family unless the FDIC has been given 60 days' prior written notice of such proposed acquisition and within that time period the FDIC has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition is subject to approval under the Bank Holding Company Act. An acquisition may be made prior to the expiration of the disapproval period if the FDIC issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the FDIC, the acquisition of more than ten percent of a class of voting stock of Family would constitute the acquisition of control if the acquiror would be the largest shareholder.

     In addition, any "company" would be required to obtain the approval of the FRB under the Bank Holding Company Act before acquiring 25 percent (five percent in the case of an acquiror that is a bank holding company) or more of the outstanding shares of the Family, or otherwise obtaining "control" over Family. Under the Bank

Holding Company Act, "control" generally means (i) the ownership or control of 25 percent or more of any class of voting securities of the bank holding company, (ii) the ability to elect a majority of the bank's directors, or (iii) the ability otherwise to exercise a controlling influence over the management and policies of the bank.

                       CERTAIN INFORMATION CONCERNING RSFC


BUSINESS

RSFC, incorporated in Florida in 1983, is a commercial bank holding company, the principal business of which is the operation of a commercial bank business through the Bank, its wholly owned subsidiary, a state chartered commercial bank. The Bank commenced operations on November 19, 1984, and is a member of the Federal Home Loan Bank ("FHLB") System. Its deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable limits. In November 1995, RSFC and the Bank received all necessary federal and state regulatory approvals and converted from a thrift charter to a commercial bank holding company and a State of Florida chartered commercial bank.

On January 19, 1996, the Bank acquired Banyan Bank, a commercial bank headquartered in Boca Raton, Florida, with one branch office located in Boynton Beach, Florida. In addition to acquiring commercial bank loan and deposit portfolios, the acquisition provides the Bank with a geographic presence in South Palm Beach County. The acquisition was accounted for as a purchase and resulted in the Bank acquiring assets of $61.7 million and liabilities of $57.0 million.

On November 30, 1994, the Bank acquired Governor's Bank, a commercial bank headquartered in West Palm Beach, Florida ("Governors"). The acquisition was accounted for as a purchase and resulted in the Bank acquiring assets of $64.3 million, liabilities of $62.3 million and two additional branch locations.

LENDING ACTIVITIES

GENERAL. Under applicable regulations, the Bank originates, purchases and sells loans or participating interests in loans. The Bank originates, purchases and participates in loans for its own portfolio and for sale in the secondary market. Lending activities include the origination and purchase of long-term adjustable-rate and to a lesser extent fixed-rate residential mortgage loans, construction loans, commercial business loans, commercial real estate loans and consumer loans. During 1996 and 1995, the level of commercial business, commercial real estate, and consumer loan originations increased from prior years. Approximately 95% of the Bank's mortgage loans are secured by property located in Florida.

The following tables set forth the composition of the Bank's loan portfolio by type of loan at the periods indicated:

====================================================================================================================
                                           DECEMBER 31,                               MARCH 31,
                                       1996            1995             1995            1994             1993
          TYPE OF LOAN           AMOUNT PERCENT  AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT PERCENT  AMOUNT  PERCENT
--------------------------------------------------------------------------------------------------------------------
(in thousands)
--------------------------------------------------------------------------------------------------------------------
Real estate loans:
 * Residential property          $102,266   40%  $116,328   50%  $124,750    49%  $105,752   59%   $79,236    54%
 * Construction loans              27,569   11     33,990   15     45,511    18     49,280   27     43,177    29
 * Commercial real estate          58,842   23     25,884   11     26,910    11     12,446    7     13,498    9
 * Residential lot                  2,224    1      2,873    1      2,989    1       1,972    2      3,115    2
--------------------------------------------------------------------------------------------------------------------
Total real estate loans           190,901   75    179,075   77    200,160    79    169,450   95    139,026    94
--------------------------------------------------------------------------------------------------------------------
Consumer Loans:
 * Home equity lines of credit      3,869    1      2,918    1      2,852    1       2,192    1      2,150    2
 * Personal and Other               7,841    3      3,712    2      2,587    1       1,271    1      2,343    2
 * Automobile                      31,653   12     30,797   14     30,134    12      3,763    2        221    *
 * Savings accounts                   398    *        557    *        712    *         415    *        586    *
--------------------------------------------------------------------------------------------------------------------
Total consumer loans               43,761   16     37,984   17     36,285    14      7,641    4      5,300    4
--------------------------------------------------------------------------------------------------------------------
Commercial business loans:         23,844    9     14,868    6     16,484    7       2,356    1      2,528    2
--------------------------------------------------------------------------------------------------------------------
TOTAL LOANS                       258,506  100%   231,927  100%   252,929   100%   179,447  100%   146,854   100%
                                           ====            ====             ====            ====             ====
Less:
Loans in process                   12,913          12,104          21,460           22,876          19,290
Discounts, premiums and                98             636           1,022              206             307
 deferred loan fees
Allowance for losses                2,273           2,431           2,507            1,071           1,247
--------------------------------------------------------------------------------------------------------------------
TOTAL                            $243,222        $216,756        $227,940         $155,294        $126,010
====================================================================================================================

-------------
* Less than one percent

              The following table sets forth at December 31, 1996, the principal amounts of the Bank's loans with contractual maturities during the periods indicated.

====================================================================================================================
                                                                    DECEMBER 31, 1996
                                                                         MATURING
                                                                 AFTER 1 YEAR
(in thousands)                              WITHIN 1 YEAR     THROUGH 5 YEARS      AFTER 5 YEARS              TOTAL
--------------------------------------------------------------------------------------------------------------------
REAL ESTATE:
   Residential (1)                                $ 6,270             $14,289            $81,707           $102,266
   Construction and lot(2)                         12,900               3,526                454             16,880
   Commercial                                      13,767              27,756             17,319             58,842
COMMERCIAL BUSINESS                                13,209               9,535              1,100             23,844
CONSUMER                                           13,957              26,045              3,759             43,761
--------------------------------------------------------------------------------------------------------------------
Total                                             $60,103             $81,151           $104,339           $245,593
--------------------------------------------------------------------------------------------------------------------
Maturing after one year with:
Variable interest rates                                               $38,778            $82,033
Fixed interest rates                                                   42,373             22,306
--------------------------------------------------------------------------------------------------------------------
Total                                                                 $81,151           $104,339
====================================================================================================================

------------
(1) Excludes loans held for sale
(2) Net of loans-in-process

     The Bank provides residential real estate construction and mortgage loans, consumer loans and commercial business loans. Loans secured by real estate generally include construction loans, loans to refinance or purchase existing properties, home equity loans and land acquisition and development loans.

     REAL ESTATE MORTGAGE LOANS. The Bank's real estate mortgage loans consist of commercial and residential mortgage loans, which are secured by existing properties. The Bank's residential mortgage loans have terms which do not exceed 30 years and are secured by one- to four-family residences. The majority of residential mortgages which the Bank holds in its portfolio provides for interest rate adjustments every year and such adjustments are limited to 5% to 6% over the term of the loan. Loans made for 80% to 95% of the appraised value of the financed residences are primarily originated with private mortgage insurance, which essentially insures that portion of the loan which is in excess of 80% of the appraised value of the financed residences. As of December 31, 1996, the loan portfolio includes approximately $9.8 million of residential loans which have loan to value ratios of greater than 80%, when originated, and have no private mortgage insurance. RSFC believes that these loans, which RSFC makes in the normal course of business from time to time, have not resulted in a significantly greater loss experience than the aggregate residential mortgage portfolio and these loans have higher yields.

     Residential mortgage loans generally are underwritten by the Bank in accordance with guidelines of the Federal Home Loan Mortgage Corporation (the "FHLMC"). The Bank is an approved seller/servicer for the Federal National Mortgage Association (the "FNMA") and the FHLMC.

     Loans secured by commercial properties generally have terms ranging from five to ten years and interest rate adjustment periods ranging from monthly to three years. Amortization periods for commercial mortgage loans generally do not exceed 25 years. Commercial real estate loans originated by the Bank are primarily secured by income-producing properties such as office buildings and retail space. Generally, in underwriting commercial real estate loans, the Bank requires the personal guaranty of borrowers, a maximum loan to value ratio of 80%, and a cash flow to debt service ratio of 1.25 to 1.

     CONSTRUCTION LOANS. Residential real estate construction loans comprised approximately 11% of the Bank's total loan portfolio as of December 31, 1996. The total construction loan portfolio of $27.6 million as of December 31, 1996, are all for one- to four-family residential properties.

     The Bank originates one- to four-family residential loans to individuals on a pre-sold basis and through developers on a pre-sold and speculative basis. The Bank's underwriting guidelines regarding residential construction loans require an analysis of the financial condition of the developer or the borrower, the appraised value of the property, and the marketability of the proposed residence, including location, and overall portfolio concentrations. Limitations are imposed by the Bank on the amount of loans for the purpose of construction of residences that have not been pre-sold.

     Construction loans generally have terms of between six and 12 months and interest rates which adjust monthly based upon a designated prime rate. Loan proceeds are advanced as construction progresses and inspections warrant. Construction loans are structured either to be converted to permanent loans at the end of the construction phase, or to be paid off upon receipt of financing from another lender.

     The Bank's construction loans are secured by first mortgages on the underlying real estate and have loan-to-value ratios which generally do not exceed 80%. All such loans provide for recourse to the borrower or a related individual in the event of a default. The loan agreements generally require the Bank to advance funds for fees. The amount of the loan generally provides borrowers with sufficient funds to pay the interest on the loan during construction since interest is considered part of the total cost of the property.

     Construction loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on adjustable-rate mortgage loans secured by existing residential properties. These higher yields correspond to the higher credit risks associated with construction lending. Historically, the Bank has obtained its construction loans through its retail loan officer network and also through the wholesale broker network. These loans are generally made to the homeowner and may or may not involve an end loan commitment. More recently, because of the reduction in the Bank's retail residential loan officer network, the Bank has become more dependent upon the wholesale broker network for its construction loans.

     Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, which security is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project (which is often beyond the control of the borrower), and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than on the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as the related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period of time. The Bank has underwriting procedures designed to identify what it believes to be acceptable levels of risk.

     CONSUMER LOANS. Consumer loans are extended for a variety of purposes including the purchase of automobiles, home improvement, lines of credit, unsecured personal loans and education. As of December 31, 1996, consumer loans were approximately $43.8 million or 16% of total loans. Loans secured by automobiles are the dominant consumer loans and represented $31.7 million or 72% of total consumer loans as of December 31, 1996. Automobile loans are obtained from both the retail branch network and indirectly through referrals from automobile dealerships. Primarily all of the indirect automobile loans are obtained from dealerships within the Bank's market area and are underwritten to the same standards as those automobile loans acquired through a retail banking network. Managements believes that the quality and risk are similar for retail and wholesale automobile loans.

     Consumer loan underwriting standards include an examination of the applicant's payment history on other debts and an evaluation of the applicant's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount. While consumer loans generally involve a higher element of credit risk than one- to four-family residential loans, consumer loans are typically made at higher interest rates and for shorter terms, or at adjustable rates, and are helpful in maintaining a profitable spread between the Bank's loan yield and its cost of funds.

     COMMERCIAL BUSINESS LOANS. Commercial business loans (excluding Small Business Administration ("SBA") loans) totaled $21.7 million as of December 31, 1996. Commercial business loan underwriting practices assess the borrower's creditworthiness and ability to repay, including an evaluation of the value of any collateral securing the proposed loan. While commercial business loans generally are made for shorter terms and at a higher yields than one- to four-family residential loans, such loans generally involve a higher level of risk than one- to four-family residential loans. In 1996 and 1995, the Bank expanded its commercial business lending activities and expects to continue to pursue the commercial business loan area.

     SBA loans which totaled $2.1 million at December 31, 1996 are underwritten in accordance with the guidelines of the SBA. These loans are made to small businesses and usually require that significant collateral be assigned to the Bank from the borrower. Typically, the SBA guarantees 80% to 90% of the loan balance with the remaining portion unguaranteed. Although the Bank is permitted to sell the SBA-guaranteed portion of the loan in secondary markets, with the Bank retaining the portion that is not guaranteed, the Bank does not typically sell such portions in secondary markets. SBA loans are similar to commercial business loans in yield and credit risk.

     OTHER LENDING ACTIVITIES. The Bank may also extend loans for other purposes from time to time, including land acquisition and development and residential lot loans.

     The following table sets forth total loans and loans held for sale that were originated, purchased, sold and repaid during the periods indicated:

                                                                 YEAR ENDED      NINE MONTHS ENDED       YEAR ENDED
                                                               DECEMBER 31,           DECEMBER 31,        MARCH 31,
(IN THOUSANDS)                                                         1996                   1995             1995
--------------------------------------------------------------------------------------------------------------------
Real estate loan originations                                       $48,420                $31,334          $90,308
Consumer and commercial loan originations                            40,451                 30,107           22,045
--------------------------------------------------------------------------------------------------------------------
  /bullet/ Total loan originations                                   88,871                 61,441          112,353
Loans purchased                                                       9,787                 22,776            6,193
Loans acquired in mergers                                            36,078                                  41,682
--------------------------------------------------------------------------------------------------------------------
Total loan originations and purchases                               134,736                 84,217          160,228
--------------------------------------------------------------------------------------------------------------------
LESS:
  /bullet/ Principal repayment on loans and loans held for sale      58,101                 57,784           34,624
  /bullet/ Sale of loans and loans held for sale                     42,359                 47,435           53,927
--------------------------------------------------------------------------------------------------------------------
Total repayments and sale of loans                                  100,460                105,219           88,551
--------------------------------------------------------------------------------------------------------------------
  /bullet/ Total increase (decrease) in loan principal balances      34,276                (21,002)          71,677
Net decrease (increase) in deferred loan fees, premiums                 614                    386             (816)
and discounts
Net (decrease) increase in loans in process                            (809)                 9,356            1,416
Net decrease (increase) in allowance for loss                           158                     76           (1,436)
--------------------------------------------------------------------------------------------------------------------
  /bullet/ NET INCREASE (DECREASE) IN LOANS AND LOANS HELD FOR      $34,239               ($11,184)         $70,841
           SALE
====================================================================================================================

     LENDING PROCEDURES. Loan applications may be approved by the Bank Board, the Board Loan Committee, the Management Loan Committee, or the Loan Officer if the loan is within delegated authority limits. The review of each loan application includes the applicant's credit history, income level, financial condition, and the value of any collateral to secure the loan (which, in the case of real estate loans, utilizes a review of an appraisal report prepared by an independent appraiser). In the case of major real estate loans, the loan underwriting process typically involves an analysis of the economic feasibility of the proposed project.

     The Management Loan Committee is currently comprised of the President, Executive Vice President-Finance, the Senior Vice President-Retail Banking, the Senior Vice President-Commercial Lending and the Senior Vice President-Loan Administration. The Management Loan Committee is authorized to approve residential and commercial mortgage/commercial non-mortgage loans up to $500,000, and residential loans that are pre-approved for sale to a mortgage conduit, up to $1,000,000. The committee is also authorized to approve consumer loan applications up to $100,000. All other loan applications are subject to the approval of the RSFC Board or the Board Loan Committee.

     With respect to any approved real estate loan, the Bank issues a written commitment to the applicant, setting forth the terms under which the loan will be extended. A title insurance commitment for the mortgaged property is obtained from an approved title company prior to the closing. Fire, casualty, and flood insurance (where applicable) are obtained, naming the Bank as a mortgagee.

     In accordance with the Bank's policies and applicable law, the documentation of each real estate loan includes: an application signed by the applicant, disclosing the purpose for which the loan is sought and the identity of the property; one or more written appraisal reports disclosing the fair market value of the security offered by the applicant; a signed financial statement of the applicant or a written credit report prepared by the Bank or by others at its request; documentation showing the date, amounts, purpose, and recipient of every disbursement of loan proceeds; an opinion of the Bank's attorney; a title insurance policy or other documentary evidence customarily used in the appropriate jurisdiction, affirming the quality and validity of the Bank's lien on the relevant real estate;

documentation covering all modifications of the original mortgage contract showing appropriate approval for each such modification; and documentation covering all releases of any portion of the collateral supporting the loan.

SERVICING OF MORTGAGE LOANS

     The Bank services virtually all of its loan portfolio. As of December 31, 1996, the Bank was also servicing $277 million in loans and loan participations for other lenders. The Bank services both loans and loan participations it has sold to others, as well as loans pursuant to the purchase of servicing rights.

     From time to time, the Bank purchases mortgage loan servicing to generate servicing income and to utilize effectively excess servicing capacity. The Bank has such excess servicing capacity due to its regular needs for a minimum level of personnel and facilities to service the Bank's own portfolio. Management believes that it is cost- effective to use its personnel base to service loans for others and to generate fee income.

     Mortgage loan servicing involves collecting principal, interest and escrow funds for taxes and insurance from mortgage loan borrowers, paying principal and interest to mortgage loan investors, paying property taxes and insurance premiums on mortgaged property, supervising foreclosures in the event of unremedied defaults, and performing all related accounting and reporting activities. The Bank sells loans on a non-recourse basis through its mortgage banking in the secondary market, and generally continues to service such loans.

     With regard to purchased servicing rights, such rights are typically purchased from thrift institutions and mortgage banking companies. In purchasing servicing rights, a valuation of the servicing rights and an assessment of the portfolio is conducted by the Bank. A computer model is utilized in the evaluation process which assesses prepayment expectations, costs to establish servicing files, the on-going costs of servicing, the mortgage loan coupon range and concentrations, servicing margin, payment remittance cycles and utilization of escrow funds.

     Although the originator or its assignee retains title and reimburses the servicer for the majority of expenses should foreclosure be required, the purchase of servicing rights involves risks to the servicer, particularly should the underlying loans be prepaid faster than that assumed in the servicing rights valuation process. Should loan prepayments be accelerated, the amortization of the amount paid for servicing rights (which amount is amortized over the estimated life of the underlying loan utilizing the interest method) must also be accelerated thereby reducing income. See Note 8 to Consolidated Financial Statements. The Bank seeks to mitigate such risks by diversifying the servicing portfolio between fixed-rate and adjustable-rate mortgage loans and among various states, including Florida, California, Iowa and Illinois.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

     The Bank's non-performing assets consist of real estate acquired through foreclosures ("other real estate owned") and loans which are 90 days or more past due. Generally, accrued interest on loans which are more than 90 days past due is excluded from income and any previously accrued and unpaid interest is reversed through interest income. Non-performing assets as of December 31, 1996 were approximately $4.6 million, representing 1.27% of the Bank's total assets.

     The following table details the Bank's non-performing assets at December 31, 1996, 1995 and for the three-year period ending March 31, 1995:

===================================================================================================================
                                            YEAR ENDED NINE MONTHS ENDED                YEARS ENDED
                                          DECEMBER 31,      DECEMBER 31,                 MARCH 31,
(IN THOUSANDS)                                    1996              1995         1995            1994         1993
-------------------------------------------------------------------------------------------------------------------
LOANS:
Consumer                                          $157              $303         $352             $61         $241
Commercial business                                583               101          630             377          398
Residential mortgage                             1,911             1,774        1,050             591        2,167
Residential construction                           183               107          115              84           70
Commercial mortgage                                294                            162             244          317
Repossessed automobiles                            196               137          118
-------------------------------------------------------------------------------------------------------------------
    TOTAL NON-PERFORMING LOANS                   3,324             2,422        2,427           1,357        3,193
-------------------------------------------------------------------------------------------------------------------
OTHER REAL ESTATE OWNED:
Residential construction                           107                90           26             468
Residential mortgage                               898               483          219             787          306
Land for residential use                                                                           61
Land for commercial use                            243               767          764             555          574
Commercial real estate                                                                                          52
-------------------------------------------------------------------------------------------------------------------
    TOTAL OTHER REAL ESTATE OWNED                1,248             1,340        1,009           1,871          932
-------------------------------------------------------------------------------------------------------------------
    TOTAL NON-PERFORMING ASSETS                 $4,572            $3,762       $3,436          $3,228       $4,125
===================================================================================================================

     The table above reflects reclassifications of in-substance foreclosures from other real estate owned to non-performing loans in accordance with SFAS No.114 for all periods presented. The adoption of SFAS No.114 had no material impact on the operations of RSFC or the comparability of the tables presented.

     The Bank's non-residential portfolios in excess of $100,000 are reviewed annually by a committee comprised of three members of the Bank's management (the "Committee") for the purpose of determining a loan's classification as special mention substandard, doubtful, or loss, as appropriate. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged. "Substandard" assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses present make collection or liquidation in full on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

     General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities. Unlike specific allowances, general allowances have not been allocated to a particular problem asset. Assets classified as loss are those considered uncollectible and of such little value that its continuance as assets is not warranted. The Bank will charge off 100% of the assets classified as loss. The Bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FRB and the Florida Banking Department, which can order the establishment of additional general or specific loss allowances.

     Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of security and unrelated problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in this area could result in a decrease in the value of a significant portion of the Bank's collateral.

     In the normal course of business, the Bank has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans. Accordingly, management has established an allowance for loan losses, which totaled approximately $2.3 million at December 31, 1996, which is allocated according to the following table:

===================================================================================
                                         DECEMBER 31,            DECEMBER 31,
                                            1996                    1995
                                    ALLOW       % OF LOANS   ALLOW     % OF LOANS
                                     FOR         TO TOTAL     FOR       TO TOTAL
                                 LOAN LOSS(2)     LOANS    LOAN LOSS     LOANS
-----------------------------------------------------------------------------------
Real estate construction and lot  $   48            12%    $  179         16%
Residential mortgage                 540            41        545         50
Commercial mortgage                  440            22        371         11
Commercial business                  267             9        520          6
Consumer                             475            16        506         17
Unallocated (1)                      503                      310
-----------------------------------------------------------------------------------
TOTAL                             $2,273           100%    $2,431        100%
===================================================================================


[RESTUBBED FROM TABLE ABOVE]

==============================================================================================================
                                                                      MARCH 31,
                                                 1995                  1994                     1993
                                          ALLOW     %OF LOANS     ALLOW  % OF LOANS     ALLOW      % OF LOANS
                                           FOR       TO TOTAL      FOR     TO TOTAL      FOR         TO TOTAL
                                        LOAN LOSS     LOANS     LOAN LOSS   LOANS     LOAN LOSS       LOANS
--------------------------------------------------------------------------------------------------------------
Real estate construction and lot      $  281           19%     $  212        29%      $  137           31%
Residential mortgage                     192           49         283        59          408           54
Commercial mortgage                      343           11         198         7          224            9
Commercial business                      531            7         114         1          152            2
Consumer                                 406           14         163         4          201            4
Unallocated (1)                          754                      101                    125
--------------------------------------------------------------------------------------------------------------
TOTAL                                 $2,507          100%     $1,071       100%      $1,247          100%
==============================================================================================================

--------------
(1) The unallocated portion of the allowance for loan losses decreased from March 31, 1995 to December 31, 1996 and 1995 due to the Bank increasing its required reserve percentage from 10% to 15% of loans classified substandard. The unallocated balance at March 31, 1995, assuming a 15% reserve for loans classified substandard, would decrease to $439,000.

(2) The Bank changed the risk factors applied to the performing loan portfolio to risk factors more similar to the Bank's actual three loss history (see discussion below).

     In evaluating the adequacy of the allowance for loan losses, management has taken into consideration the loan portfolio, past loan loss experience, current economic conditions, workout arrangements, pending sales, the financial strength of the borrowers, and the appraised value of the collateral at the time reserves were established. Although management believes the allowance for losses is adequate, their evaluation is dependent upon future events. Management's evaluation of losses is a continuing process which may necessitate adjustments to the allowance in future periods.


     Management's evaluation of the allowance for loan losses includes applying relevant risk factors to the entire loan portfolio, including non-performing loans. Risk factors applied to the performing loan portfolio in the year ended December 31, 1996 are based on the Bank's past three year loss history considering the current portfolio's characteristics, current economic conditions and other relevant factors. Prior to 1996, the risk factors applied to performing real estate loans and commercial business loans were primarily based on industry statistics because the Bank did not have a relevant loss history for these loans. After several years of transitioning to a commercial bank, the Bank has established a three year loss history on commercial real estate and commercial business loans which has been applied to the performing loan portfolio at December 31, 1996. Management believes the revised risk factors are more relevant to the current portfolio than the risk factors applied in prior years. Non-performing loans are carried at fair value based on the most recent information available. At December 31, 1996 the following risk factors are applied to the carrying value of each classified loan: (I) substandard at 15%,
(ii) doubtful at 50%, and (iii) loss charged-off at 100%.

     The following table details the charge-offs, recoveries, net charge-offs and ending balance at the allowance for loan losses for the year ended December 31, 1996, the nine months ended December 31, 1995 and the years ended March 31, 1995, 1994, and 1993:

===================================================================================================================
                                                  AT OR FOR THE     AT OR FOR THE         AT OR FOR THE
                                                    YEAR ENDED,   NINE MONTHS ENDED        YEARS ENDED
                                                   DECEMBER 31,    DECEMBER 31,             MARCH 31,
(IN THOUSANDS)                                             1996            1995       1995        1994        1993
-------------------------------------------------------------------------------------------------------------------
Beginning balance                                        $2,431          $2,507     $1,071      $1,247        $775
Reserves acquired in connection with merger                 374                      1,399                     319
CHARGE-OFFS:
/bullet/ Real estate mortgage                               228             213        344         274         530
/bullet/ Real estate construction                                                       10          11         138
/bullet/ Consumer                                           550             458        105           8         102
/bullet/ Commercial business                                 76             137        158         459         226
-------------------------------------------------------------------------------------------------------------------
SUBTOTAL - CHARGE-OFFS                                      854             808        617         752         996
-------------------------------------------------------------------------------------------------------------------
RECOVERIES:
/bullet/ Real estate mortgage                                34              26        166         235         138
/bullet/ Consumer                                            76              57         15                       8
/bullet/ Commercial                                          57             549        273         127
-------------------------------------------------------------------------------------------------------------------
SUBTOTAL - RECOVERIES                                       167             632        454         362         146
-------------------------------------------------------------------------------------------------------------------
Net charge-offs                                             687             176        163         390         850
-------------------------------------------------------------------------------------------------------------------
Provision for losses                                        155             100        200         214       1,003
-------------------------------------------------------------------------------------------------------------------
ENDING BALANCE                                           $2,273          $2,431     $2,507      $1,071      $1,247
-------------------------------------------------------------------------------------------------------------------
Ratio of net charge-offs during the period to
average loans
 outstanding during the period                             .26%            .08%       .09%        .27%        .75%
===================================================================================================================

INVESTMENT ACTIVITIES

     The Bank is required by federal regulations to maintain minimum levels of liquid assets. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity." The Bank considers such factors as liquidity, yields, interest rate exposure and general economic conditions in determining the composition of its investments portfolio. As of December 31, 1996, RSFC had cash and cash equivalents of $39.3 million and investments of $39.7 million representing, in the aggregate, 22% of its total assets. See Note 3 of Notes to Consolidated Financial Statements.

DEPOSITS

     The Bank offers a variety of deposit programs, including NOW accounts, money market deposit accounts, statement savings accounts, and variable- or fixed-rate certificates of deposit with maturities ranging from 30 days to five years. The principal differences among certificate accounts relate to minimum balance, term, interest rate, and method of compounding.

     As of December 31, 1996, certificate accounts in the amount of $100,000 or more amounted to approximately $25.2 million, representing 9% of total deposits.

     The following tables set forth the amounts and the weighted-average interest rate on each category of the Bank's deposit accounts as of the dates indicated:

===================================================================================================================
                                  DECEMBER 31, 1996             DECEMBER 31, 1995             MARCH 31, 1995
                                        WEIGHTED  PERCENT           WEIGHTED   PERCENT           WEIGHTED  PERCENT
                                        AVERAGE   OF TOTAL           AVERAGE  OF TOTAL            AVERAGE  OF TOTAL
(DOLLARS IN THOUSANDS)        AMOUNT   STATED     DEPOSITS AMOUNT   STATED    DEPOSITS   AMOUNT  STATED    DEPOSITS
                                          RATE                        RATE                         RATE
-------------------------------------------------------------------------------------------------------------------
Non-interest bearings
 accounts                     $ 30,341              11%    $ 23,867               11%    $ 26,149               11%
NOW accounts                    35,372    1.50%     13       28,202      1.50%    13       26,688      2.00%    12
Savings accounts                19,137    2.55       7       19,699      2.55      9       19,395      2.45      9
Money market deposit            39,902    3.20      15       14,536      2.88      6       14,581      2.45      6
 accounts
Certificates of deposit        147,835    5.41      54      137,231      5.61     61      142,922      5.47     62
-------------------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                $272,587   3.78%     100%    $223,535      4.02%   100%    $229,735      4.00%   100%
===================================================================================================================

     The following table presents, by stated interest rate ranges, the amount of certificates of deposit outstanding (in thousands) at December 31, 1996 and the periods to maturity of the certificates of deposit by the stated interest rate ranges at December 31, 1996:

===================================================================================================================
                                                                                  DECEMBER 31, 1996
                        DECEMBER 31,           MARCH 31,               0-6     7-12     13-18   19-24
                      1996        1995      1995     1994     1993   MONTHS   MONTHS    MONTHS  MONTHS  THEREAFTER
-------------------------------------------------------------------------------------------------------------------
  Up to 4.00%     $  3,006    $  3,490  $  7,768  $71,641  $62,060  $ 2,834  $   172

4.01 to 5.00%       37,671      33,810    37,616   14,415   11,404   29,121    5,846   $   944  $1,108     $   652

5.01 to 6.00%       91,298      55,888    48,575    4,180    9,258   41,863   33,556     9,038   4,173       2,668

6.01 to 7.00%       15,162      38,049    44,725    1,237    4,382    2,199    2,979       948     988       8,048
   Over 7.01%          698       5,994     4,238    1,551    3,102      346                                    352
-------------------------------------------------------------------------------------------------------------------
        TOTAL     $147,835    $137,231  $142,922  $93,024  $90,206  $76,363  $42,553   $10,930  $6,269     $11,720
-------------------------------------------------------------------------------------------------------------------
   % of Total          100%                                              52%      29%        7%      4%          8%
===================================================================================================================

BORROWINGS

     Several credit options are made available to banks from time to time by the FHLB to meet seasonal or other withdrawals of deposits and to permit the expansion of lending activities. Each credit option has specified maturity and either a fixed or a variable interest rate determined by the FHLB. Rates offered for variable interest FHLB borrowings are set from time to time by the FHLB. FHLB policy prescribes the acceptable use for which the proceeds of such borrowings may be used. The Bank has a credit facility from the FHLB in the amount of $39.0 million.

     FHLB advances are collateralized by FHLB stock, mortgage loans and mortgage backed securities pledged in accordance with agreements the Bank entered into with the FHLB. In accordance with the agreements, the Bank had pledged as collateral loans with an aggregate principal balance of approximately $35.0 million, $42.0 million, and $44.0 million at December 31, 1996, 1995 and March 31, 1995, respectively. At December 31, 1996, the Bank also had pledged mortgage backed securities in the amount of $25.7 million. The Bank had $30.0 million in outstanding advances at December 31, 1996.

     From time to time the Bank enters into repurchase agreements with customers, securities dealers and commercial banks. A repurchase agreement is a form of securities borrowing which involves the sale and delivery of securities by the Bank to an independent safekeeping agent, securities broker or dealer in an amount equal to a percentage of the fair market value of the securities, coupled with the Bank's agreement to repurchase the securities at a later date. The Bank pays the customer, broker or dealer a variable rate of interest for the use of the funds for the period involved which ranges from overnight to two years. At maturity, the loans are repaid and the securities are returned to the Bank. The amounts of securities sold under such agreements vary widely and depend on many factors which include the terms available for such transactions, the ability of the Bank to apply the proceeds to investments having higher returns, the demand for such transactions, and management's perception of trends in short-term interest rates. The Bank, in each such transaction, requires the broker or dealer to adhere to procedures for the safekeeping of the Bank's securities. As of December 31, 1996, the Bank had $2.1 million outstanding in repurchase agreements.

     The following tables present selected information on borrowings:

===================================================================================================================
                                              YEAR ENDED  NINE MONTHS ENDED               YEARS ENDED
                                                DECEMBER       DECEMBER 31,                MARCH 31,
                                                     31,
-------------------------------------------------------------------------------------------------------------------
                                                    1996               1995           1995         1994       1993
-------------------------------------------------------------------------------------------------------------------
SHORT TERM BORROWINGS:
FHLB Advances:
Amounts outstanding at end of year                $5,000            $25,000        $15,000      $20,000
Weighted average rate at end of year                6.95%              5.63%          6.15%        3.86%
Maximum amount outstanding at any month end      $12,000            $25,000        $20,000      $40,000
Approximate average amount outstanding            $1,953            $ 7,939        $ 6,000      $15,000
 during year
Approximate weighted average rate for year         5.99%              5.78%          4.71%        3.45%
-------------------------------------------------------------------------------------------------------------------
Other Borrowed Money:
Amounts outstanding at end of year                $2,076             $2,350         $2,748
Weighted average rate at end of year                4.96%              5.05%          5.96%
Maximum amount outstanding at any month end       $2,352             $2,651         $2,748
Approximate average outstanding during year       $1,911             $2,385           $663
Approximate weighted average rate for year          4.87%              5.15%          5.60%
-------------------------------------------------------------------------------------------------------------------
LONG TERM BORROWINGS:
FHLB Advances:
Amounts outstanding at end of year               $25,000
Weighted average rate at end of year                5.61%
Maximum amount outstanding at any month end      $25,000
Approximate average amount outstanding
 during year                                        $690
Approximate weighted average rate for year          5.61%
=====================================================================================================================

COMPETITION

     The Bank experiences strong competition both in attracting deposits and originating loans in its South Florida market area. Direct competition for deposits comes from other commercial banks, savings and loan associations, credit unions, money market funds and other providers of financial services. Competition is significant largely due to the desire of financial institutions to access the high proportion of retirees who live in South Florida and have above average liquid assets. The Bank competes with other commercial banks, savings and loan associations, and credit unions for loans. In addition, mortgage banking companies are competitors for residential real estate loans. Many of these competitors have greater financial resources, larger branch networks, better name recognition, greater economies of scale, less regulatory burdens, less capital requirements and larger employee bases than the Bank. The primary methods used to attract deposit accounts include interest rates, variety and quality of services, convenience of branches and advertising and promotions. The Bank competes for loans through interest rates, loan fees and efficient, quality service provided to customers.

EMPLOYEES

     RSFC employed approximately 150 persons as of December 31, 1996. RSFC places a high priority on staff development which involves training in operational procedures, customer service and regulatory compliance. Extensive incentive programs that focus on and are dependent on the achievement of certain financial and customer service goals are in place for employees.

     None of RSFC's employees are subject to a collective bargaining agreement, and RSFC believes that its employee relations are good.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE OVERVIEW

     Republic Security Financial Corporation is a commercial bank holding company headquartered in West Palm Beach, Florida. RSFC's principal business is the operation of the Bank, a state chartered commercial bank. With nine full-service branches located in Palm Beach County, Florida and one full-service branch in Dade County, Florida, the Bank serves primarily Palm Beach County.

     Over the past several years, the Bank has transitioned its business from traditional thrift activities to those of a commercial bank. The new business strategy included a concentration on commercial, consumer and construction lending while maintaining a residential mortgage banking presence and a concentration on business and personal transaction accounts and increased non-interest income from loan and deposit service fees. On November 30, 1994, the Bank acquired Governors, a commercial bank headquartered in West Palm Beach with a concentration on the types of loans and deposits targeted by the Bank. Total assets acquired in connection with the merger was approximately $64.31 million.

     Consistent with the Bank's shift in business focus, on November 6, 1995, RSFC and the Bank received all necessary federal and state regulatory approvals and converted to a commercial bank holding company and a State of Florida chartered commercial bank. On July 26, 1995, as a consequence of the Bank's charter conversion, and the Bank changed their fiscal year ends from March 31 to December 31.

     On December 15, 1995, the Bank purchased the West Palm Beach office of Century Bank, a thrift chartered bank, which provided a larger customer base when combined with the existing Bank branch in the same vicinity and other key economic benefits to the Bank.

     On January 19, 1996, the Bank acquired Banyan Bank, a commercial bank headquartered in Boca Raton, Florida, with one branch office located in Boynton Beach, Florida. In addition to acquiring commercial bank loans and deposit portfolios, the acquisition provides the Bank with a geographic presence in South Palm Beach County. Total assets acquired in connection with the merger was approximately $61.7 million.

     Looking forward, the Bank's business strategy is to continue its (i) focus in commercial and consumer lending while maintaining a presence in the residential mortgage market, (ii) emphasis on residential construction lending,
(iii) emphasis on business and personal transaction accounts, (iv) focus on non-interest income from loan and depositservice fees, (v) development and implementation of new products and services, and (vi) growth through a combination of bank and branch acquisitions, as well as de novo expansion of the branch network and to achieve a higher profile through additional strategically located banking offices and increased marketing efforts.


          COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996

RESULTS OF OPERATIONS

     RSFC had net income of $866,000 or $.09 per common share for the three months ended March 31, 1997, compared to net income of $669,000 or $.06 per common share for the three months ended March 31, 1996. The increase in net income is due to an increase of $48,000 in net interest income and an increase of $137,000 in non-interest income as well as a decrease of $47,000 in operating expenses. Earnings per share increased $.03 per common share to $.09 per common share for the quarter ended March 31, 1997 compared to $.06 per common share for the quarter ended March 31, 1996. The increase in earnings per common share was due to a $197,000 increase in net income and a decrease in preferred dividends as a result of the redemption of RSFC's Series A Preferred Stock in July 1996.

NET INTEREST INCOME

     Net interest income for the quarter ended March 31, 1997 increased $48,000 compared to the quarter ended March 31, 1996 due to an increase in interest-earning assets offset by a decrease in net interest yield. The Bank purchased $25.0 million of mortgage-backed securities in December 1996 which were funded by a $25.0 million Federal Home Loan Bank advance. This transaction is the primary contributor to the increases in interest-earning assets and interest-bearing liabilities for the quarter ended March 31, 1997 compared to the quarter ended March 31, 1996. The net interest income resulting from the $25.0 million transaction is approximately $112,000 for the quarter ended March 31, 1997 which was partially offset by a decrease in interest income on interest-bearing deposits in other financial institutions. The decrease in interest-bearing deposits in other financial institutions was due to the decrease in non-interest bearing deposits for the quarter ended March 31, 1997 compared to the quarter ended March 31, 1996.

NON-INTEREST INCOME

     Non-interest income increased $137,000 or 15% for the quarter ended March 31, 1997 compared to the quarter ended March 31, 1996 primarily due to an increase of $148,000 in gain on sale of investments.

OPERATING EXPENSES

     Operating expenses decreased $47,000 for the quarter ended March 31, 1997 compared to the quarter ended March 31, 1996. The decrease in operating expenses is primarily related to decreases of $120,000 in employee compensation and benefits, $69,000 in insurance expense and $46,000 in other operating expenses offset by increases of $79,000, $39,000, and $88,000 in occupancy and equipment, data processing and goodwill amortization, respectively. Employee compensation and benefits decreased for the three months ended March 31, 1997 compared to the three months ended March 31, 1996 due to approximately $50,000 of non-recurring costs associated with the absorption of Banyan Bank in the first quarter 1996. In addition, employee compensation and benefits decreased due to the elimination of certain positions which took place in June 1996. The decrease in insurance expense is due to a $50,000 refund of FDIC premiums and an overall decrease in FDIC premiums beginning in January 1997. The increase in occupancy and equipment is due to the depreciation expense and rent associated with one new banking center which opened in June 1996 as well as increased depreciation expense associated with new data processing equipment. Data processing expense increased due to the change in data processing service bureaus. Goodwill amortization increased for the quarter ended March 31, 1997 compared to the quarter ended March 31, 1996 due to an increase in goodwill associated with the Banyan acquisition.


PROVISION FOR INCOME TAXES

     Income tax expenses increased $35,000 for the three months ended March 31, 1997 compared to the three months ended March 31, 1996. The increase is attributable to an increase in income before taxes of $232,000 offset by a decrease in the effective tax rate to approximately 37% for the quarter ended March 31, 1997 from 41% for the quarter ended March 31, 1996. The effective income tax rate decreased primarily due to an increase in taxable income which reduced the impact of non-deductible goodwill amortization.

LIQUIDITY, SOURCES OF CAPITAL AND CAPITAL REQUIREMENTS

     As a member of the Federal Home Loan Bank System, the Bank is subject to regulations which require it to maintain "long term" liquidity ratios. The majority of the liquid assets of the bank are investments available-for-sale and deposits with the Federal Home Loan Bank of Atlanta. The Bank was in compliance with liquidity requirements during the three months ended March 31, 1997.

     On certain occasions, demand for loan funds may exceed cash available from deposits. On such occasions, the Bank may borrow funds from the Federal Home Loan Bank of Atlanta, draw on lines of credit with commercial banks and/or enter into repurchase agreements on eligible investments.

     Cash and cash equivalents decreased by approximately $13.2 million during the three months ended March 31, 1997 due to $35.0 million loan originations and purchases and $10.0 million in deposit run-off offset by $15.0 million in FHLB advances, $10.0 million in principal collected on loans and $10.0 million in proceeds from loan sales. A purchase of 1-4 family residential loans was made during the quarter ended March 31, 1997 while the majority of loan originations related to commercial business and commercial real estate loans. The decrease in deposits is primarily attributable to lowering interest rates paid on certificates of deposits to become aligned with the commercial bank market.

     The following table shows the capital amounts and ratios of the Bank at March 31, 1997

================================================================================
(DOLLARS IN THOUSANDS)                                     Amount        Ratio
-------------------------------------------------------------------------------
Total risk based capital                                  $31,099        12.8%
Tier 1 risk based capital                                 $28,499        11.7%
Leverage capital                                          $28,499         8.4%
===============================================================================

     The Bank was in compliance with its' capital requirements at March 31, 1997.

FINANCIAL CONDITION

     As of March 31, 1997, total assets increased approximately $6.0 million million from December 31, 1996. Loans net increased approximately $24.5 million which was funded by a decrease in interest bearing deposits in other institutions and an increase in FHLB advances. The decrease in deposits is primarily related to the run-off of certificate of deposits associated with lower interest rates offered at the Bank since it's conversion to a commercial bank.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1996 AND 1995


RESULTS OF OPERATIONS

     The following is a discussion and analysis of RSFC's consolidated results of operations. RSFC's operating results include the results of Banyan Bank since January 19, 1996 and Governors Bank since November 30, 1994. The discussion and analysis should be read in conjunction with RSFC's consolidated financial statements and corresponding notes included elsewhere in this report.

     RSFC's net income was $2.4 million for the year ended December 31, 1996 compared to $2.3 million for the year ended December 31, 1995. Net income for the year ended December 31, 1996 was reduced by $669,000 due to a one-time Federal Deposit Insurance Corporation ("FDIC") Savings Association Insurance Fund ("SAIF") assessment to recapitalize the national SAIF (see Note 14 to the Consolidated Financial Statements). Net income for the year ended December 31, 1996 increased 36% to $3.1 million, excluding the one-time FDIC SAIF assessment, from $2.3 million for the year ended December 31, 1995. The increase in net income is due to a $2.8 million increase in net interest income, a $788,000 increase in non-interest income partially offset by increases of $1.9 million in operating expenses, $30,000 in provision for loan losses and $384,000 in income taxes. Net income per common share was $.29 on a primary and fully diluted basis, excluding the one-time FDIC SAIF assessment, for the year ended December 31, 1996 compared to $.39 on a primary basis and $.37 on a fully diluted basis for the year ended December 31, 1995. Earnings per share decreased for the year ended December 31, 1996 compared to the year ended December 31, 1995 due to a
2.7 million increase in the average shares outstanding during 1996 primarily as a result of the November 1995 secondary equity offering and the conversion of RSFC's Series "A" preferred stock to common stock (see Note 11 to the Consolidated Financial Statements). Reported net income per share for the year ended December 31, 1996 was $.20. The one-time FDIC SAIF assessment resulted in a reduction of EPS of $.09.

     RSFC's net income for the nine months ended December 31, 1995 was $1,977,000 compared with net income of $889,000 for the nine months ended December 31, 1994. Net income per common share was $.32 on a primary basis and $.25 on a fully diluted basis for the nine months ended December 31, 1995 compared to $.18 per common share on both primary and fully diluted basis for the nine months ended December 31, 1994. The increase in net income for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994 is primarily due to increases of approximately $2.1 million in net interest income and $1.2 million in non-interest income partially offset by increases of approximately $1.7 million in non-interest expense and $664,000 in income tax expense.

     RSFC's net income decreased by $926,000 from $2.1 million for the year ended March 31, 1994 to $1.2 million for the year ended March 31, 1995. Earnings per share declined to $0.23 in 1995 from $0.42 in 1994 (before the cumulative effect of a change in accounting principle). Net income for the year ended March 31, 1994 included a $500,000 ($.13 per share) cumulative effect of a change in accounting principle related to the adoption of Statement of Financial Accounting Standards No. 109. The decrease in earnings for 1995 of $426,000, excluding the cumulative effect of a change in accounting principle, is primarily due to increases of $1.92 million in net interest income and $1.30 million in other non-interest income and service charges on deposit accounts which were more than offset by a decrease of $2.48 million in gain on sale of loans and servicing and mortgage trading income, a $200,000 loss on trading account investment and an increase of $1.12 million in operating expenses.

     The primary component of earnings for most financial institutions including RSFC is net interest income. Net interest income is the difference between the interest income received on its interest-earning assets and the interest paid on its interest-bearing liabilities. Net interest income is determined primarily by interest rate spread and the relative amounts of interest-earning assets and interest-bearing liabilities.

NET INTEREST INCOME

     Net interest income increased 25% to $14.2 million for the year ended December 31, 1996 compared to $11.4 million for the year ended December 31, 1995. The increase in net interest income is primarily due to an increase of

$21.7 million in average net interest-earning assets as a result of a $35.1 million increase in average interest-earning assets offset by an increase of $13.4 million in average interest-bearing liabilities. Average loans outstanding increased $26.1 million and average investments and interest-bearing deposits in other financial institutions increased $9.0 million while average interest-bearing deposits increased $28.4 million and average borrowed money outstanding decreased $15.0 million. The increases in the loan and deposit portfolios are primarily due to the Banyan Bank acquisition. In addition, an increase of 17 basis points in the Bank's net interest spread contributed $485,000 to the increase in net interest income for the year ended December 31, 1996 compared to the year ended December 31, 1995. Net interest spread increased due to a 5 basis point increase in the yield on interest earning assets and a 12 basis point decrease in the rate on interest-bearing liabilities. The 17 basis point increase is a result of the Bank's efforts to change the compositions of the loan and deposit portfolios to that of a traditional commercial bank.

     Net interest income for the nine months ended December 31, 1995 increased $2.2 million or 35% from the nine months ended December 31, 1994 due primarily to an increase of $4.7 million in interest income on loans, partially offset by an increase of $2.7 million in interest expense on certificates of deposit. The average interest-earning assets and average interest-bearing liabilities increased during the nine months ended December 31, 1995 compared with the nine months ended December 31, 1994 primarily due to the acquisition of Governors Bank. In addition the Bank's net interest margin increased to 4.52% for the nine months ended December 31, 1995 from 4.17% for the nine months ended December 31, 1994, primarily as a result of a change in the composition of the Bank's loan portfolio. The composition of the Bank's loan portfolio changed as a result of the Governors merger to reflect an increase in consumer, commercial business and commercial real estate loans which generally are higher yielding than residential mortgage loans.

     Net interest income increased by 27% to $8.9 million for the year ended March 31, 1995 compared to $7.0 million for the year ended March 31, 1994, primarily due to an increase in interest income on loans of $3.7 million as a result of an increase in loan volume during 1995, partially offset by an increase in interest expenses of $1.9 million due to an increase in the rate and volume of interest-bearing liabilities. The increase in loan volume for the year ended March 31, 1995 compared to the year ended March 31, 1994 is attributable to an increase in commercial and consumer loan originations as well as the Governors acquisition on November 30, 1994.

INTEREST INCOME

     The increase of $3.2 million in interest income for the year ended December 31, 1996 compared to the year ended December 31, 1995 is due to an increase of $2.5 million in interest and fees on loans, a $552,000 increase in interest on interest-bearing deposits and a $162,000 increase in interest and dividends on investments. The increase in interest and fees on loans is primarily due to an increase of $26.1 million in the average balance of loans outstanding during the year ended December 31, 1996 compared to the year ended December 31, 1995. The increase in loans outstanding is primarily a result of the Banyan Bank acquisition.

     Interest income increased approximately $5.1 million for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994. The primary contributor to the increase in interest income is a $45.0 million increase in the average loan balances outstanding for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994 which resulted in an increase in interest income of $3.5 million. Approximately $1.1 million of the increase in interest income for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994 resulted from an increase in the average rate earned on loans. The average investment balance increased approximately $6.7 million as a result of the Governors acquisition which was the primary reason for the increase in interest income on investments of $465,000 for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994.

     The increases in loan volume and loan portfolio yield are the result of increased consumer and commercial loans due to the acquisition of Governors as well as an increase in these types of loan originations. Thirty six percent of the Bank's loan portfolio was comprised of consumer, commercial and commercial real estate loans at December 31, 1995.

     Of the $3.8 million increase in interest income for the year ending March 31, 1995 compared to the year ending March 31, 1994, $2.9 million was attributable to an increase in interest-earning asset volume, and the remainder was due to an increase in average yield. The average yield on interest-earning assets increased from 7.27% in 1994 to 7.90% in 1995 primarily as a result of a larger portion of interest-earnings assets representing loans rather than lower yielding investments.

INTEREST EXPENSE

     The increase in interest expense of $533,000 is due to an increase in the average balance of interest-bearing liabilities, which was partially offset by a decrease in interest expense of $183,000 due to a decrease in the rate paid on interest-bearing liabilities during the year ended December 31, 1996 compared to the year ended December 31, 1995. The decrease in the rate paid on interest-bearing liabilities of 12 basis points for the year ended December 31, 1996 compared to the year ended December 31, 1995 is primarily a result of reducing the rates paid on certificates of deposit by approximately 10 basis points. The Bank began lowering interest rates paid on certificates of deposit in March 1995 to become aligned with the commercial bank market. Likewise, the average balance of non-interest bearing deposits increased $10.2 million or 52% for the year ended December 31, 1996 compared to the year ended December 31, 1995.

     In line with management's goals, the average balance of non-interest-bearing deposits increased $10.5 million to $18.6 for the nine months ended December 31, 1995 from $8.1 million for the nine months ended December 31, 1994. However, increases in the volume of certificates of deposit and the average rate paid on certificates of deposit contributed to the $2.9 million increase in interest expense for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994. An increase of $36.9 million in the average balance of certificates of deposit resulted in an increase of $1.6 million in interest expense while an increase in the rate paid on certificates of deposit increased interest expense $1.2 million for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994. The Governors acquisition resulted in an increase in average certificate of deposit of approximately $28.0 million.

     Of the $1.89 million increase in interest expense for the year ended March 31, 1995, $1.1 million was a result of increased average volume of interest-bearing liabilities to $185.7 million in 1995 from $154.4 million in 1994 and $757,000 was due to an increase in the average rate on interest-bearing liabilities to 3.98% in 1995 from 3.57% in 1994. The primary contributor to these rates and volume increases was certificates of deposit.


NET INTEREST INCOME, AVERAGE BALANCE AND RATES:
                                                                      YEAR ENDED DECEMBER 31,
                                                      1996                                   1995
                                        -----------------------------------------------------------------------
                                        AVERAGE                 YIELD/        AVERAGE                    YIELD/
(DOLLARS IN THOUSANDS)                  BALANCE     INTEREST     RATE         BALANCE      INTEREST       RATE
----------------------                  -------     --------     ----         -------      --------       ----
ASSETS
INTEREST-EARNING ASSETS:
Loans                                   $251,915    $ 22,623      8.98%      $ 225,789    $ 20,160        8.93%
Interest-bearing deposits                 19,042         974      5.12          12,806         422        3.30
Investments                               15,615       1,199      7.68          12,889       1,037        8.05
---------------------------------------------------------------------------------------------------------------
Total interest-earning assets           $286,572      24,796      8.65         251,484      21,619        8.60
Other assets                              34,978        --        --            22,506
---------------------------------------------------------------------------------------------------------------
Total                                   $321,550        --        --          $273,990
---------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
INTEREST-BEARING LIABILITIES:
NOW accounts                            $ 33,192         508      1.53        $ 33,453         597        1.78
Money market accounts                     28,250       1,127      3.99          14,214         417        2.93
Savings deposits                          19,341         522      2.70          18,763         551        2.94
Certificate of deposits                  148,925       8,209      5.51         134,853       7,566        5.61
Borrowed money                             4,554         247      5.42          19,618       1,134        5.78
--------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities       234,262      10,613      4.53         220,901      10,265        4.65
--------------------------------------------------------------------------------------------------------------
Non-interest-bearing deposits             29,115                                18,932
Other liabilities                         13,173                                 8,597
Shareholders' equity                      45,000        --        --            25,560          --          --
--------------------------------------------------------------------------------------------------------------
Total liabilities and
shareholders' equity                    $321,550        --        --          $273,990          --
--------------------------------------------------------------------------------------------------------------

Net interest/income rate spread             --      $ 14,183      4.12%           --      $ 11,354        3.95%
--------------------------------------------------------------------------------------------------------------
Net average interest-earning

    assets/net interest margin          $ 52,310        --        4.95%       $ 30,583          --        4.51%
--------------------------------------------------------------------------------------------------------------
Ratio of average interest-earning
 assets to average interest-bearing
  liabilities                              1.22X       --         --             1.14X          --          --
==============================================================================================================

(PREVIOUS TABLE CONTINUED)


                                                          NINE MONTHS ENDED DECEMBER 31,
                                                        1995                                   1994
                                          AVERAGE                    YIELD/       AVERAGE                    YIELD/
                                          BALANCE      INTEREST      RATE         BALANCE     INTEREST       RATE
                                          -------      --------      ----         -------     --------       ----
INTEREST-EARNING ASSETS:
Loans                                     $224,405      $ 15,201      9.03%      $179,256    $ 10,522        7.83%
Interest-bearing deposits                   12,985           339      3.48         14,639         379        3.45
Investments                                 13,300           742      7.44          6,568         277        5.62
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets              250,690        16,282      8.65        200,463      11,178        7.43
Other assets                                21,580           --         --         12,506
-----------------------------------------------------------------------------------------------------------------------------------
Total                                     $272,270           --         --       $212,969

LIABILITIES AND SHAREHOLDERS'
EQUITY:
INTEREST-BEARING LIABILITIES:
NOW accounts                              $ 34,762           454      1.74       $ 26,247         278        1.41
Money market accounts                       12,958           312      3.20         12,334         308        3.30
Savings deposits                            18,354           405      2.94         19,228         460        3.19
Certificate of deposits                    133,200         5,775      5.78         96,328       3,053        4.23
Borrowed money                              18,696           829      5.91         19,656         810        5.49
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities         217,970         7,775      4.76        173,793       4,909        3.77
-----------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing deposits               18,576                                  8,126
Other liabilities                            8,444                                 11,087
Shareholders' equity                        27,280           --         --         19,963          --          --
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
shareholders'
    equity                                $272,270           --         --       $212,969          --          --
-----------------------------------------------------------------------------------------------------------------------------------
Net interest/income rate spread                            8,507      3.89%                    $6,269        3.66%
-----------------------------------------------------------------------------------------------------------------------------------
Net average interest-earning
    assets/net interest margin           $  32,720           --       4.52%      $ 26,670          --        4.17%
----------------------------------------------------------------------------------------------------------------------------------
Ratio of average interest-earning
  assets to average
  interest-bearing liabilities                1.15X          --         --           1.15X
===================================================================================================================================



(PREVIOUS TABLE CONTINUED)

                                               YEAR ENDED MARCH 31,
                                                      1995
                                        AVERAGE                   YIELD/
                                        BALANCE     INTEREST       RATE
INTEREST-EARNING ASSETS:
Loans                                   $191,442    $ 15,480         8.09%
Interest-bearing deposits                 10,743         462         4.30
Investments                                6,809         572         8.40
------------------------------------    --------    --------    -----------
Total interest-earning assets            208,994      16,514         7.90
Other assets                              20,737        --            --
------------------------------------    --------    --------    -----------
Total                                   $229,731        --            --
------------------------------------    --------    --------    -----------
LIABILITIES AND SHAREHOLDERS'
EQUITY:
INTEREST-BEARING LIABILITIES:
NOW accounts                            $ 19,393         607         3.13
Money market accounts                     27,794         419         1.51
Savings deposits                          14,067         437         3.11
Certificate of deposits                  105,659       4,781         4.52
Borrowed money                            18,829       1,153         6.12
------------------------------------    --------    --------    -----------
Total interest-bearing liabilities       185,742       7,397         3.98
------------------------------------    --------    --------    -----------
Non-interest-bearing deposits             10,428        --            --
Other liabilities                         13,115        --            --
Shareholders' equity                      20,446        --            --
------------------------------------    --------    --------    -----------
Total liabilities and
shareholders'
    equity                              $229,731        --            --
------------------------------------    --------    --------    -----------

Net interest/income rate spread             --      $  9,117         3.92%
------------------------------------    --------    --------    -----------
Net average interest-earning
    assets/net interest margin          $ 23,252        --           4.36%
------------------------------------    --------    --------    -----------
Ratio of average interest-earning
  assets to average
  interest-bearing liabilities              1.13X
====================================    ========    ========    ===========

     Net interest income before provision for losses can be analyzed in terms of the impact of changing rates and changing volumes of interest-earning assets and liabilities. The following table sets forth certain information regarding changes in net interest income due to changes in the average balance of interest-earning assets and interest-bearing liabilities and due to changes in average rates for the periods indicated. For purposes of this table, rate/volume changes have been allocated solely to rate changes and non-accrual loans are included in average balances.


====================================================================================================================
                                                       YEAR ENDED                         NINE MONTHS ENDED
                                              DECEMBER 31, 1996 VERSUS 1995         DECEMBER 31, 1995 VERSUS 1994
                                             --------------------------------      ---------------------------------
                                               INCREASE (DECREASE) DUE TO             INCREASE (DECREASE) DUE TO
                                                       CHANGE IN:                             CHANGE IN:
                                             --------------------------------      ---------------------------------
(DOLLARS IN THOUSANDS)                        AVERAGE    AVERAGE      NET           AVERAGE    AVERAGE      NET
                                               RATE      VOLUME     CHANGE           RATE      VOLUME      CHANGE
--------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Loans - net                                       $117     $2,346     $2,463          $1,146     $3,533      $4,679
Interest-bearing deposits                          233        319        552              17        (57)        (40)
Investments                                        (48)       210        162              86        379         465
--------------------------------------------------------------------------------------------------------------------
                                                   302      2,875      3,177           1,249      3,855       5,104
--------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Savings deposits                                   (45)        16        (29)            (27)       (28)        (55)
NOW accounts                                       (85)        (4)       (89)             56        120         176
Money Market accounts                              150        560        710             (17)        21           4
Certificates of deposit                           (133)       776        643           1,164      1,558       2,722
Borrowed money                                     (72)      (815)      (887)             72        (53)          19
--------------------------------------------------------------------------------------------------------------------
                                                  (185)       533        348           1,248      1,618       2,866
--------------------------------------------------------------------------------------------------------------------
Net interest income                               $487     $2,342     $2,829              $1     $2,237      $2,238
====================================================================================================================

PROVISION FOR LOAN LOSSES

    The provision for loan losses reflects management's assessment of the adequacy of the allowance for loan losses. The provision for loan losses increased $30,000 or 24% for the year ended December 31, 1996 compared to the year ended December 31, 1995. The amount of future provisions is a function of the ongoing evaluation of the allowance for loan losses which considers the characteristics of the loan portfolio, economic conditions and other relevant factors. Management's evaluation of the allowance for loan losses includes applying relevant risk factors to the entire loan portfolio including non-performing loans. Risk factors applied to the performing loan portfolio are based, in part, on the Bank's past 3 year loss history and consider the current portfolio's characteristics, current economic conditions and other relevant factors. Non-performing loans are carried at fair value based on the most recent information available.


    The allowance for loan losses as a percent of total loans is approximately .90% which management believes to be adequate considering the Bank's loan composition at December 31, 1996 and the Bank's historical losses. In addition to the risk factors applied to the performing loan portfolio, risk factors as prescribed in the loan policy are applied to the remaining book balance of classified loans in evaluating the adequacy of the allowance for loan losses. An evaluation of the adequacy of the overall allowance for loan losses, including the adequacy of the unallocated portion of the allowance, is determined by management considering factors such as current and anticipated future economic conditions, loan concentrations, portfolio mix and other relevant factors.

     The allowance for loan losses as a percent of total loans at December 31, 1996 decreased approximately 19% compared to the ratio of 1.11% at December 31, 1995. Even though the allowance for loan losses as a percent of total loans decreased, the unallocated portion of the allowance increased $193,000 or 62% from December 31, 1995 to 1996 due primarily to a decrease in the amount of classified loans. Over the past three years, changes in the loan portfolio to that more similar to a commercial bank have required higher levels of "allocated" general reserves but have been offset by significant decreases in classified loans resulting in an increase in the unallocated portion of the reserve for loan losses. Likewise, the allowance for loan losses to non-performing loans has decreased from 100% at December 31,1995 to 73% at December 31, 1996. The decrease in the allowance for loan losses to non-performing loans is primarily a result of an increase of $707,000 in non-performing loans of which approximately $330,000 of the increase relates to one loan which had already been identified as a potential problem and classified by management at December 31, 1995. The migration of this particular loan from a classified performing loan to a non-performing loan had a negative effect on the ratio of the allowance for loan losses to non-performing loans. For this reason, and others, management does not rely solely on financial ratios to determine the adequacy of the allowance for loan losses. Because the Bank's policy requires the write-down of impaired loans, losses from these loans should not have a future impact on the allowance for loan losses. The systematic method prescribed in the Bank's loan policy (discussed above) which includes procedures for early detection of potential problem loans is consistently used to determine the adequacy of the allowance for loan losses and also considers the characteristics of the loan portfolio, historical charge-off history, current and anticipated future economic conditions, as well as other relevant factors. Based on the analysis of the allowance for loan losses at December 31, 1996, management believes the allowance is adequate.

     In accordance with the Bank's asset classification policy, non-performing loans (loans contractually past-due 90 days or more) are recorded at the lesser of the loan balance or estimated fair value of the collateral underlying the loan, for collateral dependent loans, or the net present value of estimated future cash flows discounted at the loan's original effective interest rate. As a result, any expected losses from loans identified at December 31, 1996 as non-performing have been recognized by the Bank and should not have a future impact on the allowance for loan losses unless the condition of the loan further deteriorates.

     At December 31, 1996 the Bank had $3.1 million in non-performing loans representing 1.22% of total loans compared to $2.4 million representing 1.11% of total loans at December 31, 1995. The increase in non-performing loans is due partially to an increase in residential mortgage loan delinquencies and in part to a $330,000 commercial loan.

     The provision for loan losses decreased $75,000 for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994. However, the allowance for loan losses as a percent of total loans remained relatively stable at 1.11% at December 31, 1995 compared to 1.12% at December 31, 1994. In addition, the amount of non-performing loans decreased approximately $770,000 at December 31, 1995 compared to December 31, 1994.

     Although the percent of non-performing loans to total loans increased from .87% at March 31, 1994 to 1.06% at March 31, 1995, the provision for loan losses remained relatively stable for the periods. The increase in non-performing loans was primarily a result of the Governors' loan portfolio acquired. Likewise an allowance for loan losses was acquired.

NON-INTEREST INCOME

     Non-interest income increased $788,000 or 20% for the year ended December 31, 1996 compared to the year ended December 31, 1995 primarily due to an increase in service charges on deposit accounts, an increase in the gain on sale of loans and an increase in the gain on sale of investments available-for-sale offset by a decrease in mortgage trading income.

     Non-interest income increased approximately 56% to $3.43 million for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994 primarily as a result of increases in service charges on deposit accounts and other income. In addition, the nine months ended December 31, 1994 included a $200,000 loss on the sale of trading investments.

     Non-interest income significantly decreased to $3.00 million for the year ended March 31, 1995 from $4.39 million for the year ended March 31, 1994 due to the reduction in mortgage banking activities which resulted in a decrease in the amount of gain on the sale of loans and servicing.

     SERVICE CHARGES ON DEPOSIT ACCOUNTS. In line with the Bank's goal to increase service fee income on deposit accounts, service charges on deposit accounts increased approximately 35% to $1.8 million for the year ended December 31, 1996 compared to the year ended December 31, 1995. Average transaction account balances increased approximately $9.9 million or 19% for the year ended December 31, 1996 compared to the year ended December 31, 1995 due to an increase in the volume of transaction accounts. In addition, the composition of the Bank's deposit portfolio has continued to change to reflect an increase in commercial customers which typically require services that generate more fee income than the personal deposit accounts.

     Service charges on deposit accounts more than doubled for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994. The increase in service charges on deposit accounts was due to an increase in the average number of transaction accounts serviced during the nine months ended December 31,1995 compared to the nine months ended December 31, 1994 as well as an overall increase in fee charges. Average transaction account balances increased approximately $19.0 million for the nine months ended December 31,1995 compared to the nine months ended December 31, 1994. In addition, the composition of the Bank's deposit portfolio changed to reflect an increase in commercial customers which typically require services that generate more fee income than the personal deposit accounts.

     Service charges on deposit accounts increased 84% for the year ended March 31, 1995 compared to the year ended March 31, 1994 primarily as a result of average transaction accounts increasing from $55.68 million to $71.68 million. The increase in the number of commercial accounts was due to the acquisition of Governors as well as the Bank's initiatives to attract transaction type deposit accounts.

     GAIN ON SALES OF LOANS AND SERVICING RIGHTS. Gain on sale of loans and servicing increased by $428,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 primarily due to an increase in the gains realized on the sale of loans as the volume of loan sales in both years was relatively stable. The gain realized on the sale of loans is dependent on market interest rates relative to the loans' interest rates at the time of sale and whether loans are sold servicing released or servicing retained. No purchased loan servicing rights were sold in the years ended December 31, 1996 and 1995.

     Gain on the sale of loans increased $175,000 for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994 primarily due to an increase in the amount of gain realized on the sale of loans as a result of a decrease in market interest rates during the nine months ended December 31,1995. Gain on the sale of servicing decreased $299,000 as no loan servicing rights were sold during the nine months ended December 31, 1995.

     Due to a decrease in loan production volume, gain on sales of loans and servicing rights decreased $2.12 million for the year ended March 31, 1995 to $847,000 compared to $2.97 million for the year ended March 31, 1994. The decrease in mortgage banking activities was attributable to the increase in interest rates which decreased the volume of loan originations and refinancings and an intensely competitive residential construction loan market. Loan originations and loan purchases related to mortgage banking activities decreased $107 million or 67% in 1995 compared to 1994. Loan sales decreased 61% during the year ended March 31, 1995. These decreases were attributable to the decline in loan refinancing. Similar declines were experienced in the mortgage banking industry as a whole. In addition, during 1995, the Bank reduced its mortgage banking operations to a level where income from mortgage banking activities is less significant to the overall earnings of the Bank than in prior years while increasing non-interest income from "core" banking operations.

     MORTGAGE TRADING INCOME. The Bank's loan trading department brokers loan packages for a fee and also acts as a principal in buying and reselling the same loan packages for a gain. Mortgage trading income decreased $290,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 as there was no mortgage trading income recorded in 1996. Mortgage trading income was stable for the nine months ended December 31, 1995 and 1994. Mortgage trading income decreased $357,000 for the year ended March 31, 1995 compared to the year ended March 31, 1994 primarily due to an overall decrease in loan activity.

     OTHER INCOME. Other income consists of loan servicing income net of the amortization of loan servicing rights, loan fees, rental income, ATM fees and other miscellaneous fee income.

     Other income increased $144,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 due primarily to a $100,000 increase in other fee income related to loan accounts and other services. The increase in other fee income associated with loans is primarily due to an increase in the volume of commercial and consumer loan production. The increase in fees for other services is a result of increased usage in new services such as PC banking and merchant deposits.

     Other income increased $453,000 for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994 primarily due to increases in loan late fees and other loan fees of approximately $100,000, and net loan servicing income of $115,000. Loan fees increased primarily as a result of an increase in volume. Net loan servicing income increased due to an increase in loan servicing income, as a result of an increase in the average loan servicing portfolio, and a decrease in the amortization of loan servicing rights due to a decrease in loan prepayment speeds. Other fee income increased due to an overall increase in loan and deposit account volumes as well as new services offered during the nine months ended December 31, 1995 particularly to serve better commercial services.

     Other income increased $847,000 for the year ended March 31, 1995 compared to the year ended March 31, 1994 primarily due to an increase in net loan servicing income. Net loan servicing income increased $793,000 for the year ended March 31, 1995 to $608,000 compared to a loss of $185,000 for the year ended March 31, 1994. Loan servicing income for the year ended March 31,1995 remained relatively flat in comparison to the year ended March 31, 1994 while the amortization of loan servicing rights decreased from $1.2 million in 1994 to $505,000 in 1995 due to the decrease in loan prepayments which resulted primarily from a rise in interest rates. The Bank purchased $2.3 million of loan servicing rights in the year ended March 31, 1995. The decrease in amortization of loan servicing rights in the year ended March 31, 1995 was due to a decrease in loan prepayment speeds.

     While there are many factors that affect prepayment rates on loans, prevailing loan origination rates are the primary factor. Loan prepayments generally will increase when interest rates decrease and vice versa.

OPERATING EXPENSES

     Operating expenses, excluding the one-time FDIC SAIF assessment of $1.2 million, pretax, increased $1.9 million for the year ended December 31, 1996 compared to the year ended December 31, 1995 primarily due to increases in employee compensation and benefits, occupancy and equipment expenses, data processing charges and goodwill amortization. Employee compensation and benefits increased approximately $1.0 million primarily due to an increase in the number of employees associated with a larger banking center network and $180,000 of non-recurring costs associated with the absorption of the Banyan Bank acquisition. Occupancy and equipment expenses increased $428,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 due to the increase of two branches associated with the Banyan Bank acquisition, a new branch which opened in June 1996 and the increased depreciation expense associated with the $1.5 million increase in furniture and equipment. Approximately $800,000 of computer equipment and software were purchased during 1996 for the EDP conversion and system upgrade. Data processing expenses increased $368,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 primarily due to an increase in the volume of deposit and loan accounts processed as well as an increase in the monthly data service bureau charge since August 1996. In addition, an $80,000 non-recurring expense was incurred associated with the conversion of data service bureaus. Goodwill amortization increased approximately $306,000 due to the increase in goodwill of approximately $5.0 million associated with the Banyan Bank acquisition.

     Operating expenses increased $1.69 million for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994 as a result of increases in employee compensation, occupancy and equipment expenses, data processing expenses, professional fees and other operating expenses which include the amortization of goodwill. Increases in compensation, occupancy and equipment and data processing expenses are a result of the acquisition of Governors and the Bank's overall growth, which resulted in an increase of three branches and additional departments as well as an increase in the volume of loan and deposit transactions. Other operating expenses increased $165,000 as a result of goodwill amortization associated with the Governors acquisition. Additional increases in other operating expenses are a result of the Bank's growth. Professional fees increased $162,000 primarily as a result of legal fees associated with corporate matters and problem loans. Overall, operating expenses as a percent of average assets slightly decreased to 4.1% for the nine months ended December 31, 1995 compared to 4.2% for the nine months ended December 31, 1994.

     Operating expenses increased from $8.74 million for the year ended March 31, 1994 to $9.86 million for the year ended March 31, 1995. The increase was primarily due to increases in employee compensation and benefits, occupancy and equipment, and data processing. These increases were a result of the Bank's growth in 1995 and employee severance costs associated with reducing staffing levels in the mortgage banking operations. Growth in 1995 included expansion of the banking center network from five branches in 1994 to seven branches in 1995 and the addition of item processing and proof-of-deposit departments as well as growth in the commercial/consumer loan and loan servicing departments. Other causes of the increase were higher volumes of deposit transaction accounts and additional expenses associated with operations acquired as a result of the merger.

INCOME TAXES

     Income tax expense increased $384,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 due to an increase in net income before taxes and a 5% increase in the effective tax rate to 42% in 1996. The effective tax rate increased due to an increase in the amortization of goodwill which results in permanent tax differences.

     Income tax expense increased $664,000 for the nine months ended December 31, 1995 compared to the nine months ended December 31, 1994 due to an increase in net income before taxes and an approximate 1% increase in the effective tax rate to 37%. Income tax expense decreased for the year ended March 31, 1995 compared to the year ended March 31, 1994 due to a decreasein net income before taxes offset by an increase in the effective tax rate from 34% to 36%. The increase in the effective tax rate in 1995 as compared to 1994 was primarily the result of RSFC reducing its deferred tax valuation allowance by approximately $297,000 in fiscal 1994. The valuation allowance was reduced in 1994 as RSFC determined the utilization of the Bank's net operating loss carryforward was more likely than not based on RSFC's projected future earnings.

     A deferred tax valuation allowance in the amount of $1.1 million was recorded in the year ended March 31, 1995 primarily to offset the deferred tax assets relating to net operating loss carryforwards resulting from the Governors merger. The utilization of these net operating loss carryforwards is limited annually to specified amounts determined in accordance with the Internal Revenue Code. The deferred tax valuation allowance was reduced by $320,000 in 1996 due to the utilization of the Governors net operating loss carryforward. Accordingly, goodwill was adjusted to offset the reduction of the valuation allowance.

LIQUIDITY

     Liquidity is defined as the ability to meet current and future obligations of a short-term nature. The liquidity portfolio of RSFC totaled approximately $53.9 million and $58.2 million at December 31, 1996 and 1995, respectively. The Bank's liquidity position is strong with a regulatory liquidity ratio (cash, short-term and marketable assets to net deposits and short-term liabilities) of 27% and 24% at December 31, 1996 and 1995, respectively. The Bank's liquid assets consist primarily of interest-bearing deposits in the FHLB and marketable securities.

     RSFC's cash inflows consist primarily of amounts generated from the sale of loans, the collection of loan principal payments, deposits and cash acquired in the Banyan Bank merger as well as proceeds from maturities and calls of investments held to maturity and sales of investments available-for-sale. Uses of cash consist of originations of loans and purchases of investments available-for-sale. Primary sources of borrowings include advances from the FHLB, borrowings under repurchase agreements and commercial bank lines of credit.

     Access to funds from depositors is affected by the rate the Bank pays on certificates of deposit and convenience and service provided to transaction based account holders. The rate the Bank pays on certificates of deposit is dependent on rates paid by other financial institutions within the Bank's area. The Bank manages the cash inflows and outflows from certificates of deposit by increasing or decreasing the rates offered in its market area.

     RSFC's sources of liquidity are impacted by various matters beyond the control of RSFC. Scheduled loan payments are a relatively stable source of funds while loan prepayments and deposit flows vary widely in reaction to market conditions, primarily prevailing interest rates. Asset sales are influenced by the availability of loans for sale, general market demand and other unforeseen market conditions. RSFC's ability to borrow at attractive rates is affected by its credit ratings and other market conditions.

     In order to manage the uncertainty inherent in its sources of funds, RSFC continually evaluates alternate sources of funds and maintains and develops diversity and flexibility in the number of such sources. The effect of a decline in any one source of funds generally can be offset by use of an alternative source although potentially at a different cost to RSFC.

CAPITAL COMPLIANCE

     The Bank and RSFC are in compliance with regulatory capital requirements at December 31, 1996. See Note 12 to Consolidated Financial Statements.

     The Bank and RSFC, as a bank holding company, are subject to the capital requirements of the FRB. Under FRB guidelines, bank holding companies such as RSFC are required to maintain capital based on risk-adjusted assets. Under risk-based capital guidelines, categories of assets with potentially higher credit risk require more capital than assets with lower risk. In addition to balance sheet assets, bank holding companies are required to maintain capital, on a risk-adjusted basis, to support certain off-balance sheet activities such as loan commitments. The FRB standards classify capital into two tiers, Tier I and Total. Tier I risk-based capital consists of common stockholders' equity, noncumulative and cumulative (bank holding companies only) perpetual preferred stock, and minority interests, less goodwill. Total risk based capital consists of Tier I capital plus a portion of the general allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate preferred stock. In addition to risk-based capital requirement, the FRB requires bank holding companies to maintain a minimum leverage capital ratio of Tier I capital to total assets. Total assets for this purpose do not include goodwill and any other intangible assets and investments that the FRB determines should be deducted from Tier I capital. The FRB requires banks and bank holding companies to maintain Tier I and Total risk-based capital ratios of 4.0% and 8.0%, respectively, and a Tier I leverage capital ratio of 4.0%. The FDIC has promulgated similar regulations and guidelines regarding capital adequacy of state-chartered banks which are not members of the Federal Reserve System, which would apply to the Bank.

ASSET/LIABILITY MANAGEMENT

     Management of interest rate sensitivity involves matching the maturity and repricing dates of interest-earning assets with those of interest-bearing liabilities in an effort to manage the impact of fluctuating interest rates on net interest margins.

     The Bank's Asset/Liability Committee (the "Committee") meets at least quarterly to establish, communicate, coordinate and control asset/liability management procedures. The purpose of the Committee is to monitor the volume and mix of RSFC's interest sensitive assets and liabilities consistent with RSFC's overall liquidity, capital, growth, risk and profitability goals.

     Interest rate sensitivity is measured as the difference between the percentage of assets and liabilities in RSFC's existing portfolio that are subject to repricing within specific time periods. These differences, known as interest sensitivity gaps, are usually calculated cumulatively for blocks of time.

     Companies that are asset-sensitive (a positive gap) have more assets than liabilities maturing or repricing within specific time periods and these companies are likely to benefit in periods of rising interest rates, but to suffer as rates decrease. Companies that are liability-sensitive (a negative gap) are likely to benefit in periods of declining rates, but to experience a negative impact on net interest income as market rates increase.

     The Bank manages its interest rate risk exposure by limiting the amount of long-term fixed rate loans it holds for investment, increasing emphasis on shorter-term, higher yield loans for portfolio, increasing or decreasing the relative amounts of long-term and short-term borrowings and deposits and/or purchasing commitments to sell loans. The following table presents the Bank's exposure to interest rate risk at December 31, 1996:


===================================================================================================================
                                                                     December 31, 1996
                                          -------------------------------------------------------------------------
                                                      One Year        1 to 3        3 to 5     Over 5
                                                       or Less         Years         Years      Years        TOTAL
-------------------------------------------------------------------------------------------------------------------
                                                                   (dollars in thousands)
-------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                         $197,020       $62,795       $19,365    $48,240     $327,420
Total interest-bearing liabilities                     220,403        21,083        32,836                 274,322
-------------------------------------------------------------------------------------------------------------------
Interest rate sensitivity gap                         $(23,383)      $41,712      $(13,471)   $48,240      $53,098
===================================================================================================================
Cumulative interest rate sensitivity gap              $(23,383)      $18,329        $4,858    $53,098
===================================================================================================================
Cumulative interest rate sensitivity
   gap as a percent of total assets                      (6.5)%         5.1%          1.4%        15%

     In preparing the table above, certain assumptions have been made with regard to prepayments on fixed rate mortgage and consumer loans and withdrawals of checking, NOW, Money Market and savings account deposits. These assumptions are that the Bank will experience average annual prepayments of 6% on fixed rate mortgage loans and 10% on consumer loans. Checking, NOW, Money Market and savings account balances are assumed to reprice immediately and are included in one year or less. All other assets and liabilities have been repriced based on the earlier of repricing or contractual maturity. The above assumptions are annual percentages based on the latest available assumptions and on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by RSFC. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods for repricing, they may react in different degrees to changes to market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.


     In addition to the above, the Bank is committed to fund $22.8 million in new loans and $12.9 million in construction loans-in-process at December 31, 1996. These loans and commitments are largely protected from interest rate fluctuations because they are either adjustable rate loans or are fixed rate loans which the Bank has obtained commitments to sell in the secondary market. This relationship is not linear or consistent with other interest rate assets and liabilities on RSFC's balance sheet and management uses computer modeling in its efforts to reduce the effects that interest rate fluctuations have on income.

IMPACT OF INFLATION

     The consolidated financial statements and related consolidated financial information presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or same magnitude as the price of goods and services.

FINANCIAL CONDITION

     RSFC's consolidated total assets increased $55.6 million or 18% to $359.3 million at December 31, 1996 compared to December 31, 1995. As a result of the Banyan Bank acquisition, assets increased approximately $57.0 million, net, due to acquiring $61.7 million in assets and recording $5.0 million in goodwill offset by $9.7 million cash payment. In addition, FHLB advances increased $5.0 million and shareholders' equity increased $1.0 million as a result of the exercise of outstanding warrants and $0.7 million as a result of changes in retained earnings. These increases were offset by $7.4 million in net run-off of certificates of deposit. The decrease in deposits is attributable to lowering interest rates paid on certificates of deposit since March 1995 to become aligned with the commercial bank market. The amount of deposit run-off has significantly decreased during the year ended December 31, 1996 compared to the run-off amount of $35.9 million in the nine months ended December 31, 1995. Management expects deposit run-off to continue to decrease.

     Loans receivable, net and loans held for sale increased $34.2 million primarily due to loans acquired in connection with the Banyan Bank acquisition. Loan originations and purchases of approximately $99 million offset loan repayments and sales during the year ended December 31, 1996. Investments increased by $29.1 million due to the purchase of $32.9 million of mortgage-backed securities partially funded with a $25.0 million FHLB advance and partially funded with maturities of investments held to maturity and cash. Cash decreased approximately $15.1 million due primarily to deposit run-off, the purchase of property and equipment and an increase in other assets. The increase of $1.8 million in property and equipment, net relates primarily to the acquisition of data processing equipment and software associated with the EDP conversion, system upgrades and electronic delivery devices (e.g. voice response system and PC banking system). The increase in other assets of approximately $1.4 million is primarily due to a $640,000 receivable due from the SBA related to a loan transaction and $520,000 receivable related to an OREO sale which closed on December 31, 1996.

     Consolidated total assets increased $23.6 million or 8% to $303.7 million at December 31, 1995 from $280.0 million at March 31, 1995, primarily due to the acquisition of the West Palm Beach, Century Bank branch purchase, net proceeds of $19.4 million from the sale of common and preferred stock (see Note 11 to Consolidated Financial Statements) and a $10.0 million increase in FHLB advances, offset by $35.9 million in net deposit run-off. Interest bearing deposits in other financial institutions increased $37.1 million primarily as a result of net proceeds from the sale of common and preferred stock and $16.9 million received in connection with the branch acquisition. Investments decreased $3.5 million due to maturity and calls. The net decrease of $11.2 million in loans receivable is primarily a result of loan repayments and sales offset by $12.3 million of loans received in connection with the branch purchase. Increased deposit run-off is attributable to lowering interest rates paid on certificates of deposit since March 1995 to become aligned with the commercial bank market. The decrease in deposits as a result of run-off is offset by $30.3 million of deposits assumed in connection with the Century Bank branch purchase. RSFC's redeemable subordinated debentures were called for redemption effective May 31, 1995. As a result of the redemption, 634,476 shares of RSFC Common Stock were issued, and shareholders' equity increased by approximately $1.8 million.

     RSFC's consolidated total assets increased $73.4 million or 36% from $206.6 million at March 31, 1994 to $280.0 million at March 31, 1995. Assets increased $64.3 million as a result of the acquisition of Governors. The remaining increase was a direct result of increases in loan and deposit demand. Net loans increased 46.7% from $155.3 million at March 31, 1994 to $227.9 million at March 31, 1995. Loans acquired in the acquisition of Governors contributed $40.3 million to the net increase in loans while loan originations was the primary contributor to the remaining increase during the year ended March 31, 1995. Cash and cash equivalents increased from $13.1 million to $17.6 million from 1994 to 1995 as a result of the sale of $24 million of trading investments offset by increased loan and deposit demand. Investments, including the trading account, decreased $10.3 million from 1994 to 1995 primarily due to an increase in loan demand and the purchase of Governors for $5.3 million. Deposits increased $73 million or 46.6% from $156.7 million at March 31, 1994 to $229.7 million at March 31, 1995 as a result of the merger with Governors and an increase in deposit demand. FHLB advances decreased from $20 million to $15 million from 1994 to 1995, while securities under agreements to repurchase increased from nil to $2.7 million at March 31, 1995.

     In line with RSFC's strategic objective to penetrate the non-residential consumer and commercial business markets, the composition of the Bank's loan portfolio reflects significant increases in consumer, commercial business and commercial real estate loans since March 31, 1994. Commercial real estate and commercial business loans increased $33.0 million and $8.9 million, respectively, from December 31, 1995 to December 31, 1996. The acquisition of Banyan Bank contributed approximately $18.0 million in commercial real estate loans and $7.0 million in commercial business loans while the remaining increases of $15.0 million in commercial real estate loans and $1.9 million in commercial business loans were achieved by the Bank's business banking unit targeting high quality commercial businesses. Consumer loans increased $5.8 million or 15% at December 31, 1996 compared to December 31, 1995 primarily due to an increase in direct consumer loan originations. The Bank's product developments and enhancements, such as business and consumer PC Banking and cash management, as well as RSFC's increased emphasis in sales culture have contributed to the success of customer development. Residential real estate loans decreased $6.0 million from December 31, 1995 to December 31, 1996, which is in line with the Bank's strategy to change the loan portfolio composition more similar to the composition of a traditional commercial bank.

     Consumer loans increased $28.6 million and commercial real estate and commercial business loans increased $29.0 million during the year ended March 31, 1995. The acquisition of Governors contributed $13 million in consumer loans and $19 million in commercial business and commercial real estate loans. The remaining increase of $15.6 million and $10 million in consumer and commercial loans, respectively, were achieved through the efforts of the Bank's business banking unit. No significant changes in the composition of the Bank's loan portfolio occurred from March 31, 1995 to December 31, 1995.

     While the Bank's strategy is to target growth primarily in the commercial business, commercial real estate and consumer markets, the Bank is positioned to maintain its presence in the residential real estate market and to emphasize residential construction lending. Continued growth in commercial and consumer business is expected in 1997 with the anticipation of increasing RSFC's net interest margin through increases in higher interest-earning assets and reductions in higher interest-bearing liabilities.


RECENT DEVELOPMENTS

     On May 2, 1997, RSFC entered into a Standstill Agreement (the "Agreement") with a Florida depository institution (the "Institution") with two branch locations. The Institution and RSFC are in discussions regarding a possible acquisition of the Institution by RSFC. The Agreement is in effect for thirty days and allows RSFC to perform due diligence procedures. The Institution agrees not to solicit discussions concerning an acquisition by another party.

The following summarizes the assets and liabilities of the Institution as of March 31, 1997:

                                                 (AMOUNTS IN THOUSANDS)

Cash                                                     $ 13,789
Loans, net                                                113,563
Other assets                                               16,071
                                                         --------
Total assets                                             $143,423
                                                         --------

Deposits                                                 $129,330
Other liabilities                                           5,979
                                                         --------
Total liabilities                                        $135,309
                                                         --------

Stockholders' equity                                       $8,114


The following summarizes the Institution's statements of operations for the years ended 1996 and 1995:

                                                         1996            1995
                                                       (AMOUNTS IN THOUSANDS)
Total interest income                                   $10,550        $10,480
Net interest income after provision for loan losses       2,999          3,568
Non-interest income                                         136            101
Operations expenses(1)                                    4,250          3,648
Income (loss) before taxes                              (1,115)             22
Net income (loss)                                         (917)             15

(1)  Includes one-time non-recurring charge of $809,000

     The transaction is subject to satisfactory due diligence and negotiations as well as regulatory approvals and approval by the Institution's shareholders. The consideration paid is expected to be a mixture of cash and RSFC Common Stock. If the transaction is consummated, RSFC anticipates the transaction to be accounted for under the purchase method of accounting for business combinations. The Combined Bank with the Institution would have total assets of approximately $745 million, total deposits of approximately $615 million and total equity of approximately $64 million with 19 full service banking offices.

                      CERTAIN INFORMATION CONCERNING FAMILY

BUSINESS

     Family, incorporated in Florida in 1986, is a state of Florida chartered commercial bank and member of the Federal Reserve System and is subject to regulation by the Florida Banking Department. Family commenced operations on June 20, 1986. Its deposits are insured by the FDIC up to applicable limits. Family has seven full-service branches, all of which are located in Broward County, Florida.

     Family offers the full range of deposit services that are typically available in most banks and savings associations, including checking accounts, NOW accounts, savings accounts and other time deposits of various types ranging from daily money market deposit accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to Family's principal market area. Family believes that the combination of its rates offered on its accounts and the quality of service it provides enables Family to be competitive in its market area. All deposit accounts are insured by the FDIC up to the maximum amount ($100,000 per depositor, subject to aggregation rules). Family solicits these accounts from individuals, businesses, associations and organizations.

     Family offers short- to medium-term commercial and residential real estate, commercial, consumer and construction loans, with business lending constituting its primary focus. Commercial business and real estate loans include both secured and unsecured loans (including loans partially guaranteed by the SBA) for business expansion (including acquisition of real estate and improvements), working capital (including inventory and receivables) and purchases of equipment and machinery. Consumer loans include secured and unsecured loans for home improvements and financing automobiles.

     Other services include safe deposit boxes, travelers checks, direct deposit of payroll and Social Security checks and automatic draft payments for various accounts. Family is a member of the Honor network of automated teller machines that may be used by bank customers in major cities throughout Florida and the United States, as well as in various cities worldwide.

LENDING ACTIVITIES

     GENERAL. Under applicable regulations, Family originates loans for its own portfolio. Lending activities include the origination and purchase of long-term, adjustable-rate and, to a lesser extent, fixed-rate commercial and residential real estate mortgage loans, commercial business loans, consumer loans and construction loans. During 1996 and 1995, the level of commercial real estate and commercial business loan originations continued to steadily increase. One hundred percent of Family's mortgage loans are secured by property located in Florida.

     The following tables set forth the composition of Family's loan portfolio by type of loan at the periods indicated:


DECEMBER 31,                                 1996               1995               1994               1993               1992
            TYPE OF LOAN                 AMOUNT  PERCENT    AMOUNT  PERCENT    AMOUNT  PERCENT    AMOUNT  PERCENT   AMOUNT  PERCENT
-----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------------------
Real estate loans:
 /bullet/ Residential property          $48,645    30%    $ 48,671     33%    $ 52,644    39%    $ 46,829    38%    $37,705    39%
 /bullet/ Construction loans              3,992     2        3,477      2          307    -           211    -          159     -
 /bullet/ Commercial real estate         79,832    50       64,764     45       55,761    41       47,820    39      32,958    34
-----------------------------------------------------------------------------------------------------------------------------------
Total Real Estate Loans                 132,469    82      116,912     80      108,712    80       94,860    77      70,822    73
-----------------------------------------------------------------------------------------------------------------------------------
Consumer Loans:
 /bullet/ Home equity lines of credit     3,749     2        3,039      2        2,899     2        1,957     2       1,817     2

 /bullet/ Personal and other              2,389     1        2,038      1        2,913     2        1,584     1       2,158     2

 /bullet/ Automobile                      5,031     3        4,963      4        5,365     4        4,205     4       3,558     4

 /bullet/ Savings accounts                3,397     2        3,260      2        2,546     2        2,530     2       3,123     3
-----------------------------------------------------------------------------------------------------------------------------------
Total consumer loans                     14,566     9       13,300      9       13,723    10       10,276     9      10,656    11
-----------------------------------------------------------------------------------------------------------------------------------
Commercial business loans:               14,050     9       16,048     11       13,739    10       16,795    14      16,234    16
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LOANS                             161,085   100%     146,260    100%     136,174   100%     121,931   100%     97,712   100%
-----------------------------------------------------------------------------------------------------------------------------------
                                                  ====                ====               ====               ====              ====
Less:
Loans in process                          1,549                316                   -                  -                 -
Net deferred loan fees                      581                583                 521                526               343
Allowance for losses                      1,603              1,314               1,360              1,295             1,134
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  $157,352           $144,047            $134,293           $120,110           $96,235
===================================================================================================================================



     The following table sets forth at December 31, 1996, the principal amounts of Family's loans with contractual maturities during the periods indicated.


                                DECEMBER 31, 1996
                                    MATURING
                                                                                  AFTER 1 YEAR
(IN THOUSANDS)                                           WITHIN 1 YEAR         THROUGH 5 YEARS      AFTER 5 YEARS            TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
REAL ESTATE:
   Residential                                                 $ 1,791                 $ 2,631            $44,223          $48,645
   Construction (1)                                                334                      55              2,054            2,443
   Commercial                                                    4,025                   3,412             72,395           79,832
 Commercial business                                             5,321                   6,483              2,246           14,050
Consumer                                                         4,378                   5,311              4,877           14,566
----------------------------------------------------------------------------------------------------------------------------------
Total                                                          $15,849                 $17,892           $125,795         $159,536
----------------------------------------------------------------------------------------------------------------------------------
Maturing after one year with:
Variable interest rates                                                                 $8,878           $120,901
Fixed interest rates                                                                     9,014              4,894
----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                  $17,892           $125,795
==================================================================================================================================

-------------
(1) net of loans in process

     Family provides commercial and residential real estate mortgage loans, commercial business loans, consumer loans and construction loans. Loans secured by real estate generally include commercial and residential real estate loans, construction loans, loans to refinance or purchase existing properties, land acquisition and development loans and home equity loans.

     REAL ESTATE MORTGAGE LOANS. Family's real estate mortgage loans consist of commercial and residential mortgage loans, which are secured by existing properties. As disclosed in the table above, commercial real estate mortgage loans represent the largest single component of Family's loan portfolio, and have steadily increased over the last three years. Loans secured by commercial properties generally have terms ranging from fifteen to twenty years and interest rate adjustment periods ranging from monthly to five years. Amortization periods for commercial mortgage loans do not exceed 20 years. Commercial real estate loans originated by Family are primarily secured by income-producing properties such as warehouse buildings and retail space. Generally, in underwriting commercial real estate loans, Family requires the personal guaranty of borrowers, a maximum loan to value ratio of not greater than 75% and a cash flow to debt service ratio of 1.25 to 1.

     As disclosed in the table above, Family's residential real estate mortgage loans comprise the second largest component of Family's loan portfolio. These loans have terms which do not exceed 20 years and are secured by one- to four-family residences. The majority of residential mortgages which Family holds in its portfolio provides for interest rate adjustments every year and such adjustments are limited to 6% over the term of the loan.

     COMMERCIAL BUSINESS LOANS. Commercial business loans represent 9% of the total loans outstanding at December 31, 1996. Commercial business loans include loans for business expansion, working capital and purchases of business and machinery. In making such loans, Family assesses the borrower's creditworthiness and ability to repay, including an evaluation of the value of any collateral securing the proposed loan.

     SBA loans, which totaled $3.1 million at December 31, 1996, are underwritten in accordance with the guidelines of the SBA. The loans are made to small businesses and usually require that significant collateral be assigned to Family from the borrower. Typically, the SBA guarantees 70% to 80% of the loan balance with the remaining portion unguaranteed. The SBA-guaranteed portion of the loan is then salable in secondary markets.

     CONSUMER LOANS. Consumer loans are extended for a variety of purposes including home improvement, purchase of automobiles, lines of credit, unsecured personal loans and education. Loans secured by automobiles represent the largest segment of consumer loans held by Family. At December 31, 1996, Family had outstanding approximately $5.0 million of consumer loans secured by automobiles, which represent approximately 34% of total consumer loans held by Family at that date.

     Consumer loan underwriting standards include an examination of the applicant's payment history on other debts and an evaluation of his or her ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the collateral, if any, in relation to the proposed loan amount. While consumer loans generally involve a higher element of credit risk than one- to four-family residential loans, consumer loans are typically made at higher interest rates and for shorter terms, or at adjustable rates, and are helpful in maintaining a profitable spread between Family's loan yield and its cost of funds.

     CONSTRUCTION LOANS. Commercial and residential real estate construction loans comprised approximately 2.5% of Family's total loan portfolio as of December 31, 1996.

     OTHER LENDING ACTIVITIES. Family may also extend loans for other purposes from time to time, including land acquisition and development and residential lot loans.

     LENDING PROCEDURES. Loan applications submitted to Family may be approved by either the Family Board, a committee of any four Family directors, the President of Family or a Family loan officer if the loan is within delegated authority limits. With respect to loan approvals, any committee of four Family directors or the entire Family Board has authority to approve all loan applications under review by Family within statutory limits, Family loan officers are authorized to approve loan applications for unsecured loans up to a maximum of $25,000 and secured loans up to a maximum of $100,000, and Family's President has authority to approve loan applications representing secured loans up to a maximum of $300,000.

     The review of each loan application includes an analysis of the applicant's credit history, income level, financial condition and the value of any collateral to secure the loan (which, with respect to real estate loans, is prepared by an independent appraiser). In the case of major real estate loans, the loan underwriting process typically involves an analysis of the economic feasibility of the proposed project.

     With respect to any approved loan, Family issues a written commitment to the applicant, setting forth the terms under which the loan will be extended. A title insurance commitment for the mortgaged property is obtained from an approved title company prior to the closing. Fire, casualty, and flood insurance (where applicable) are obtained, naming Family as a mortgagee.

     In accordance with Family's policies and applicable law, the documentation of each real estate loan includes: an application signed by the applicant, disclosing the purpose for which the loan is sought and the identity of the property; one or more written appraisal reports disclosing the fair market value of the security offered by the applicant; a signed financial statement of the applicant or a written credit report prepared by Family or by others at its request; documentation showing the dates, amounts, purpose, and recipient of every disbursement of loan proceeds; an opinion of Family's attorney; a title insurance policy, or other documentary evidence customarily used in the appropriate jurisdiction, affirming the quality and validity of Family's lien on the relevant real estate; documentation covering all modifications of the original mortgage contract showing appropriate approval for each such modification; and documentation covering all releases of any portion of the collateral supporting the loan.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

     Family's non-performing assets consist of real estate acquired through foreclosures ("other real estate owned") and loans which are 90 days or more past due. Generally, accrued interest on loans which are more than 90 days past due is excluded from income and any previously accrued and unpaid interest is reversed through interest income. Non-performing assets as of December 31, 1996 were approximately $1.6 million, representing 0.6% of Family's total assets. The following table details Family's non-performing assets for each of the years in the five year period ended December 31, 1996:

                                                                               DECEMBER 31,
(IN THOUSANDS)                                    1996             1995          1994            1993         1992
-------------------------------------------------------------------------------------------------------------------
LOANS:
Consumer                                         $   -            $   -          $ 44            $  2         $  6
Commercial business                                  -                -            46              70            3
Residential mortgage                               258              533           390              20          112
Commercial mortgage                              1,086              715             -             410          682
Repossessed automobiles                              -               58            74              17            -
-------------------------------------------------------------------------------------------------------------------
    TOTAL NON-PERFORMING LOANS                   1,344            1,306           554             519          803
-------------------------------------------------------------------------------------------------------------------
OTHER REAL ESTATE OWNED:
Residential construction                             -              178             -               -            -
Residential mortgage                               251              218             -               -          190
Commercial real estate                               -                -           257             169          900
-------------------------------------------------------------------------------------------------------------------
    TOTAL OTHER REAL ESTATE OWNED                  251              396           257             169        1,090
-------------------------------------------------------------------------------------------------------------------
    TOTAL NON-PERFORMING ASSETS                 $1,595           $1,702          $811            $688       $1,893

     Family's loan portfolio is reviewed quarterly by a committee comprised of any four members of the Family Board for the purpose of reclassifying, if necessary, a loan as special mention substandard, doubtful, or loss, as appropriate. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged. "Substandard" assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses present make collection or liquidation in full on the basis of currently existing facts, conditions and values, highly questionable and improbable.

     General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities. Unlike specific allowances, general allowances have not been allocated to a particular problem asset. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Family will charge off 100% of the assets classified as loss. Family's determination as to the classification of its assets and the amount of its valuation allowance is subject to review by the FRB and the Florida Banking Department, which can order the establishment of additional amounts to the general or specific loss allowance.

     Although Family uses its best judgment in underwriting each loan, industry experience indicates that a portion of Family's loans will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of security and unrelated problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in this area could result in a decrease in the value of a significant portion of Family's collateral.

     In the normal course of business, Family has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans. Accordingly, management has established an allowance for loan losses, which totaled approximately $1.6 million at December 31, 1996, which is allocated according to the following table:


     AT DECEMBER 31,             1996               1995               1994               1993              1992
                                      % OF
                           ALLOW      LOANS    ALLOW    % OF      ALLOW    % OF     ALLOW     % OF     ALLOW     % OF
                            FOR        TO      FOR      LOANS      FOR     LOANS     FOR      LOANS     FOR      LOANS
                           LOAN       TOTAL    LOAN   TO TOTAL    LOAN    TO TOTAL  LOAN    TO TOTAL   LOAN    TO TOTAL
     (IN THOUSANDS)        LOSS       LOANS    LOSS     LOANS     LOSS     LOANS    LOSS     LOANS     LOSS     LOANS
-------------------------------------------------------------------------------------------------------------------
Real estate construction   $   16       3%  $   21        2%  $    2        -%   $    1        -%   $    1       -%
Residential mortgage          249      30      241       33      265       39       236       38       190      39
Commercial mortgage           491      49      481       45      379       41       325       39       224      34
Commercial business            49       9       55       11       48       10        58       14        56      16
Consumer                       76       9       67        9       70       10        53        9        55      11
Unallocated                   722              449            $  596             $  622             $  608
-------------------------------------------------------------------------------------------------------------------
TOTAL                      $1,603     100%  $1,314      100%  $1,360      100%   $1,295      100%   $1,134     100%
===================================================================================================================

     In evaluating the adequacy of the allowance for loan losses, management has taken into consideration the loan portfolio, past loan experience, current economic conditions, workout arrangements, pending sales, the financial strength of the borrowers, and the appraised value of the collateral at the time reserves were established. Although management believes the allowance for losses is adequate, its evaluation is dependent upon future events. Management's evaluation of losses is a continuing process which may necessitate adjustments to the allowance in future periods.

     Management's evaluation of the allowance for loan losses includes applying relevant risk factors to the entire loan portfolio, including non-performing loans. Risk factors applied to the performing loan portfolio in the year ended December 31, 1996 are based on Family's past three year loss history considering the current portfolio's characteristics, current economic conditions and other relevant factors. Non-performing loans are carried at fair value based on the most recent information available. At December 31, 1996 the following risk factors are applied to the carrying value of each classified loan: (i) substandard at 5%, (ii) doubtful at 50%, and (iii) loss charged-off at 100%.

     The following table details the charge-offs, recoveries, net charge-offs and ending balance of the allowance for loan losses for each of the years in the five year period ended December 31, 1996:

                                                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                                             1996            1995       1994        1993        1992
-------------------------------------------------------------------------------------------------------------------
Beginning balance                                      $1,314          $1,360     $1,295      $1,134      $  958
CHARGE OFFS:
-----------
/bullet/ Real estate mortgage                               2              50         34         121         418
/bullet/ Real estate construction                           -              75          -           -           -
/bullet/ Consumer                                          17               1         26          12          30
/bullet/ Commercial business                               22              58         15          73         218
-------------------------------------------------------------------------------------------------------------------
SUBTOTAL - CHARGE-OFFS                                     41             184         75         206         666
-------------------------------------------------------------------------------------------------------------------
RECOVERIES:
/bullet/ Real estate mortgage                               1              18        137          20         179
/bullet/ Consumer                                           6               5         36          17          21
/bullet/ Commercial                                       123              20          4          89         110
-------------------------------------------------------------------------------------------------------------------
 SUBTOTAL -RECOVERIES                                     130              43        177         126         310
-------------------------------------------------------------------------------------------------------------------
 Net charge-offs (recoveries)                             (89)            141       (102)         80         356
-------------------------------------------------------------------------------------------------------------------
 Provision for loan losses                                200              95        (37)        241         532
-------------------------------------------------------------------------------------------------------------------
 ENDING BALANCE                                        $1,603          $1,314     $1,360      $1,295      $1,134
-------------------------------------------------------------------------------------------------------------------
 Ratio of net charge-offs during the period to
average loans
   outstanding during the period                        (.06)%           .10%      (.08)%        .07%        .42%
===================================================================================================================

Investment Activities

     Family is required by federal regulations to maintain minimum levels of liquid assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operation-Liquidity." Family considers such factors as liquidity, yields, interest rate exposure, and general economic conditions in determining the composition of its investments portfolio. As of December 31, 1996, Family had cash and cash equivalents of $25.8 million and investments of $55.8 million representing, in the aggregate, 33% of its total assets. See Note 3 of Notes to Financial Statements.

     The following tables summarize the maturities and weighted average yields of Family's investment portfolio at December 31, 1996.


AVAILABLE-FOR-SALE:  DECEMBER 31, 1996
===================================================================================================================================

                                                  AFTER ONE BUT           AFTER FIVE BUT
                        WITHIN ONE YEAR          WITHIN FIVE YEARS        WITHIN TEN YEARS       AFTER TEN YEARS
                        ---------------          -----------------        ----------------       ---------------
(IN THOUSANDS)            AMOUNT      YIELD         AMOUNT      YIELD      AMOUNT      YIELD      AMOUNT      YIELD        TOTAL
------------------- ------------- ---------- -------------- ---------- ----------- ---------- ----------- ---------- ------------
U.S. government
and agency
securities                $5,532      6.25%         $5,693      6.72%         $ -          -%        $ -         -%      $11,225
Foreign                                                                        75       7.50          75      6.88%          150
government
securities
Corporate and              2,500      5.44%                                                                                2,500
debt securities
-----------------------------------------------------------------------------------------------------------------------------------
Total                     $8,032      6.00%         $5,693      6.72%         $75       7.50%        $75      6.88%      $13,875
-----------------------------------------------------------------------------------------------------------------------------------
Mortgage-backed
securities **                                                                                                              2,878
=================================================================================================================================
Total                                                                                                                    $16,753
=================================================================================================================================

HELD TO MATURITY: DECEMBER 31, 1996
=================================================================================================================================

                                                  AFTER ONE BUT           AFTER FIVE BUT
                        WITHIN ONE YEAR          WITHIN FIVE YEARS        WITHIN TEN YEARS       AFTER TEN YEARS
                        ---------------          -----------------        ----------------       ---------------
(IN THOUSANDS)            AMOUNT      YIELD         AMOUNT      YIELD      AMOUNT      YIELD      AMOUNT      YIELD        TOTAL
------------------- ------------- ---------- -------------- ----------    -------- ---------- ----------- ---------- ------------
U.S. government
and agency
securities                $4,001      6.15%        $14,193      6.14%     $    -           %         $ -          %      $18,194
State and
municipal
securities *               1,623      8.17           8,380      6.52       6,716       7.11           99      9.21        16,818
Foreign
government
securities                                              75      7.88         350       7.67                                  425
----------------------------------------------------------------------------------------------------------------------------------
Total                     $5,624      6.73%        $22,648      6.29%     $7,066       7.21%         $99      9.21%      $35,437
---------------------------------------------------------------------------------------------------------------------------------
Mortgage-backed
securities **                                                                                                              3,599
Total                                                                                                                    $39,036
=================================================================================================================================

-----------------
*   Tax equivalent yield, assuming a 34% tax rate.
** The anticipated maturities for mortgage-backed securities are not readily determinable since they may be prepaid without penalty.

DEPOSITS

     Family offers a variety of deposit programs, including NOW accounts, non-interest-bearing checking accounts, money market deposit accounts statement savings accounts, and variable- or fixed-rate certificates of deposit with maturities ranging from 30 days to two years. The principal differences among certificate accounts relate to minimum balance, term, interest rate, and method of compounding.

     The following table sets forth the amounts and the weighted average interest rate on each category of Family's deposit accounts as of the dates indicated:

DECEMBER 31,                              1996                         1995                         1994
                                        WEIGHTED   PERCENT           WEIGHTED   PERCENT            WEIGHTED  PERCENT
                                        AVERAGE   OF TOTAL           AVERAGE   OF TOTAL            AVERAGE   OF TOTAL
(DOLLARS IN THOUSANDS)          AMOUNT STATED    DEPOSITS  AMOUNT     STATED   DEPOSITS  AMOUNT    STATED   DEPOSITS
                                        RATE                           RATE                         RATE
-------------------------------------------------------------------------------------------------------------------
Non-interest bearings         $ 55,584              26%   $ 46,652              26%    $ 41,990                26%
accounts
NOW accounts                    28,826    1.72%     13      26,817      1.92%   15       28,229      1.94%     18
Savings accounts                39,675    3.67      18      22,826      3.52    13        9,304      2.71       6
Money Market deposit            24,021    2.76      11      25,194      2.95    14       30,222      3.05      19
accounts
Certificate of deposits         68,363    5.33      32      57,424      5.24    32       49,402      4.59      31
-------------------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                $216,469    2.89%    100%   $178,913      2.81%  100%    $159,147      2.51%    100%

BORROWINGS

     Family does not engage in significant borrowing activity. When additional funds are needed, Family may draw on existing lines of credit with two commercial banks for an aggregate amount of $6.5 million. In addition, Family may borrow federal funds or enter into repurchase agreements with customers, securities dealers and commercial banks. A repurchase agreement is a form of securities borrowing which involves the sale and delivery of securities by Family to an independent safekeeping agent, securities broker or dealer in an amount equal to a percentage of the fair market value of the securities, coupled with Family's agreement to repurchase the securities at a later date. Family pays the customer, broker or dealer a variable rate of interest for the use of the funds for the period involved which ranges from overnight to two years. At maturity, the loans are repaid and the securities are returned to Family. The amounts of securities sold under such agreements depend on many factors which include the terms available for such transactions, the ability of Family to apply the proceeds to investments having higher returns, the demand for such transactions, and management's perception of trends in short-term interest rates. Family, in each such transaction, requires the broker or dealer to adhere to procedures for the safekeeping of Family's securities. As of December 31, 1996, Family had $6.6 million outstanding in repurchase agreements.

     The following tables present selected information on borrowings:

                                                                YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                      1996         1995         1994        1993        1992
-----------------------------------------------------------------------------------------------------------
SHORT TERM BORROWINGS:
Other Borrowed Money:
Amounts outstanding at end of year                $6,557       $4,930       $2,913      $2,279      $2,374
Weighted average rate at end of year               4.79%        5.30%        3.84%       2.10%       2.00%
Maximum amount outstanding at any month end       $6,557       $4,930       $2,913      $3,157      $2,982
Approximate average outstanding during year       $3,977       $2,615       $2,772      $2,595      $2,080
Approximate weighted average rate for year         4.10%        4.21%        2.49%       2.12%       2.60%
===========================================================================================================


COMPETITION

     Family experiences strong competition both in attracting deposits and originating loans in its South Florida market area. Direct competition for deposits comes from other commercial banks, savings and loan associations, credit unions, money market funds and other providers of financial services. Competition is significant largely due to the desire of financial institutions to access the high proportion of retirees who live in South Florida and have above average liquid assets. Family competes with other commercial banks, mortgage banking companies, savings and loan associations and credit unions for loans. Many of these competitors have greater financial resources, larger branch network, better name recognition, greater economies of scale, less regulatory burden, greater capital resources, less stringent lending requirements and larger employee bases than Family. The primary methods used to attract deposit accounts include interest rates, variety and quality of services, convenience of branches and advertising and promotions. Family competes for loans through interest rates, loan fees and efficient, quality service provided to customers.

EMPLOYEES

     Family employed approximately 110 persons as of December 31, 1996. Family places a high priority on staff development which involves training in operational procedures, customer service and regulatory compliance. Incentive programs that focus on and are dependent on the achievement of certain financial and customer service goals are in place for officers of Family.

     None of Family's employees are subject to a collective bargaining agreement, and Family believes that its employee relations are good.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE OVERVIEW

     Family Bank, incorporated in Florida in 1986, is a state of Florida chartered commercial bank and member of the Federal Reserve System and is subject to regulation by the Florida Banking Department. Family commenced operations on June 20, 1986. Its deposits are insured by the FDIC up to applicable limits. Family has seven full-service branches, all of which are located in Broward County, Florida.

     Family offers the full range of deposit services that are typically available in most banks and savings associations, including checking accounts, NOW accounts, savings accounts and other time deposits of various types ranging from daily money market deposit accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to Family's principal market area. Family believes that the combination of its rates offered on the aforementioned types of accounts and the quality of service it provides enables Family to be competitive in its market area. All deposit accounts are insured by the FDIC up to the maximum amount ($100,000 per depositor, subject to aggregation rules).
Family solicits these accounts from individuals, businesses, associations and organizations.

     Family offers a full range of short- to medium-term commercial and residential real estate, commercial, consumer and construction loans, with business lending constituting its primary focus. Commercial business and residential real estate loans include both secured and unsecured loans (including loans partially guaranteed by the SBA) for business expansion (including acquisition of real estate and improvements), working capital (including inventory and receivables) and purchases of equipment and machinery. Consumer loans include secured and unsecured loans for home improvements and financing automobiles.

     Other services include safe deposit boxes, travelers checks, direct deposit of payroll and Social Security checks and automatic draft payments for various accounts. Family is a member of the Honor network of automated teller machines that may be used by bank customers in major cities throughout Florida and the United States, as well as in various cities worldwide.

          COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996


RESULTS OF OPERATIONS

     The following is a discussion and analysis of Family's results of operations. The discussion and analysis should be read in conjunction with Family's financial statements and corresponding notes included elsewhere in this Joint Proxy Statement/Prospectus.

     Family had net income of $1,281,000 for the three months ended March 31, 1997, compared to net income of $1,032,000 for the three months ended March 31, 1996. The increase in net income is primarily due to an increase of $222,000 in net interest income and a decrease of $108,000 in operating expenses, offset by an increase in income tax expense of $157,000. The remaining increase is attributable to a $50,000 decrease in the provision for loan losses and a $26,000 increase in non-interest income.

     The primary component of earnings for most financial institutions, including Family, is net interest income. Net interest income is the difference between the interest income received on its interest-earning assets and the interest paid on its interest-bearing liabilities. Net interest income is determined primarily by interest rate spread and the relative amounts of interest-paying assets and interest-bearing liabilities.

NET INTEREST INCOME

     Net interest income for the quarter ended March 31, 1997 increased $222,000 or 7.9% compared to the quarter ended March 31, 1996. This increase is primarily due to an increase of $31.0 million in average interest-earning assets, of which $20.5 million is an increase in average loans, partially offset by an increase of $30.0 million in average interest-bearing liabilities, resulting in an increase to net interest income of approximately $412,000. This increase was offset by a decrease in the net interest spread from 5.81% for the three months ended March 31, 1996 to 5.39% for the three months ended March 31, 1997, resulting in a decrease of approximately $190,000 in net interest income.

NON-INTEREST INCOME

     Non-interest income increased $26,000 or 4.8% for the quarter ended March 31, 1997 as compared to the quarter ended March 31, 1996. The increase is due in part to a $65,000 increase in service charges on deposit accounts which is attributable to the increased deposit base, offset by a $53,000 decrease in other income resulting primarily from a $51,000 decrease in gains on sales from repossessed assets.

OPERATING EXPENSES

     Operating expenses decreased $108,000 or 5.9% for the quarter ended March 31, 1997 compared to the quarter ended March 31, 1996. The decrease is due primarily to a $128,000 decrease in other expenses resulting from expenses accrued in the three months ended March 31, 1996 related to certain legal matters.

PROVISION FOR INCOME TAXES

     Income tax expense increased $157,000 or 35% to $607,000 for the three months ended March 31, 1997 compared to the three months ended March 31, 1996 due to an increase in net income before income taxes.

LIQUIDITY, SOURCES OF CAPITAL AND CAPITAL REQUIREMENTS

     Family's liquid assets consist primarily of cash and cash equivalents and marketable securities. On certain occasions, demand for loan funds may exceed cash available from deposits. On such occasions, Family obtains advances from federal funds, commercial bank lines of credit and securities repurchase agreements with customers, securities dealers and commercial banks.

     Cash and cash equivalents decreased by approximately $1.1 million during the three months ended March 31, 1997 due primarily to a net increase in loans of $8.8 million and investment purchases of $4.2 million offset by investment maturities of $6.6 million, and increases in deposits and securities sold under agreements to repurchase of $2.3 million and $1.3 million, respectively.

     The following table shows the capital amounts and ratios of Family at March 31, 1997:

------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                AMOUNT            RATIO
------------------------------------------------------------------------------
Total risk based capital             $23,552            12.7%
Tier 1 risk based capital            $21,830            11.8%
Leverage capital                     $21,830             9.7%
==============================================================================

     Family was in compliance with its capital requirements at March 31, 1997.

FINANCIAL CONDITION

     As of March 31, 1997, total assets increased approximately $5.1 million from December 31, 1996 due primarily to an increase in loans, net of $8.1 million which was funded by a decrease in federal funds sold and a net decrease in investments of $1.8 million and $2.6 million, respectively, as well as an increase in deposits and securities sold under agreements to repurchase of $2.3 million and $1.3 million, respectively.

     Family's strategy is to continue to target growth primarily in the commercial business, commercial real estate and consumer markets. Continued growth in commercial and consumer business is expected during the remainder of 1997.

            COMPARISON OF THE YEARS ENDED DECEMBER 31, 1996 AND 1995


RESULTS OF OPERATIONS

     The following is a discussion and analysis of Family's results of operations. The discussion and analysis should be read in conjunction with Family's financial statements and corresponding notes included elsewhere in this Joint Proxy Statement/Prospectus.

     Family's net income increased $787,000 or 21.5% to $4.4 million for the year ended December 31, 1996 compared to $3.7 million for the year ended December 31, 1995. The increase in net income was primarily due to a $1.1 million increase in net interest income and a $359,000 increase in non-interest income partially offset by increases of $312,000 in operating expenses and $275,000 in income taxes.

     Family's net income increased $702,000 or 23.8% to $3.7 million for the year ended December 31, 1995 compared to $3.0 million for the year ended December 31, 1994. The increase in net income was due to a $1.7 million increase in net interest income and a $285,000 increase in non-interest income partially offset by increases of $704,000 in operating expenses and $504,000 in income taxes.

     The primary component of earnings for most financial institutions, including Family, is net interest income. Net interest income is the difference between the interest income received on its interest-earning assets and the interest paid on its interest-bearing liabilities. Net interest income is determined primarily by interest rate spread and the relative amounts of interest-paying assets and interest-bearing liabilities.

NET INTEREST INCOME

     Net interest income increased $1.1 million or 10.7% to $11.6 million for the year ended December 31, 1996 compared to $10.5 million for the year ended December 31, 1995. The increase in net interest income was primarily due to an increase of $27.7 million in average interest-earning assets partially offset by an increase of $17.6 million in average interest-bearing liabilities. Average loans outstanding increased $10.8 million and average investments and interest-bearing deposits in other financial institutions increased $16.9 million, while average interest-bearing deposits increased $16.3 million and average borrowed money outstanding increased $1.4 million. The increases in the loan and deposit portfolios were primarily due to success in attracting new customers through advertising and referrals and continued improvement in business conditions in Broward County, Florida during the year ended December 31, 1996. These increases were offset by a decrease in the net interest rate spread from 4.91% in 1995 to 4.62% in 1996.

     Net interest income increased $1.8 million or 20.1% to $10.5 million for the year ended December 31, 1995 compared to $8.7 million for the year ended December 31, 1994. This increase is primarily due to an increase in interest income on loans and investments of $3.6 million or 30% offset by an increase of $1.8 million or 58% in interest expense on deposits. Average interest-earning assets increased $18.3 million or 11.3% from 1994 to 1995 as a result of success in attracting new customers and improvements in the business conditions in Broward County, Florida. The yield on interest-earning assets increased from 8.05% to 8.72% due to increases in the prime lending rate during this period. These increases were partially offset by an increase in average interest-bearing liabilities of $18.9 million or 16.7% and an increase in the rate paid on interest-bearing liabilities from 2.82% in 1994 to 3.81% in 1995. These volume and rate increases are attributable to increases in the rates offered by Family to depositors during 1994 and 1995.

INTEREST INCOME

     Interest income increased $1.9 million or 12.1% to $17.4 million for the year ended December 31, 1996 compared to $15.5 million for the year ended December 31, 1995. The increase in interest income was primarily due to an increase of $10.8 million in the average balance of loans outstanding during the year ended December 31, 1996 compared to the year ended December 31, 1995. Correspondingly, Family experienced a 23.3% increase in its generally higher yielding commercial real estate loan portfolio in 1996 compared to 1995. The increase in loans outstanding was primarily a result of success in attracting customers through advertising and referrals and continued improvement in business conditions in Broward County, Florida during the year ended December 31, 1996.

     Interest income increased $3.6 million or 30.2% to $15.5 million for the year ended December 31, 1995 compared to $11.9 million for the year ended December 31, 1994. Approximately $1.9 million of the increase in interest income for the year ended December 31, 1995 compared to the year ended December 31, 1994 resulted from an increase in the average rate earned on loans to 9.34% in 1995 from 7.84% in 1994. This rate increase was driven in part by an increase in the prime rate from 6% at the beginning of 1994 to a high of 9%, before ending at 8.5% at December 31, 1995. Another factor contributing to the increase in interest income was a $9.9 million increase in the average loan balances outstanding for the year ended December 31, 1995 compared to the year ended December 31, 1994. The increase in loans outstanding was primarily a result of success in attracting customers through advertising and referrals and continued improvement in business conditions in Broward County, Florida during the year ended December 31, 1995.

INTEREST EXPENSE

     The increase of $768,000 or 15.2% to $5.8 million in interest expense for the year ended December 31, 1996 compared to $5.0 million for the year ended December 31, 1995 was due primarily to a $16.3 million increase in the average balance of deposit accounts. Increases in the average balance of deposits resulted primarily from Family's introduction of a high-yield savings account during the beginning of 1996 that became popular with Family customers.

     The increase of $1.8 million or 57.7% to $5.0 million in interest expense for the year ended December 31, 1995 compared to $3.2 million for the year ended December 31, 1994 was due in part to an increase in the average balance of interest bearing-liabilities, which rose primarily because of increases in the volume of certificates of deposit. An increase of 144 basis points in the average rate paid on certificates of deposit also contributed to the increase in interest expense for the year ended December 31, 1995 compared to the year ended December 31, 1994. This rate increase is due in part to the increases in rates offered by Family to its depositors.


NET INTEREST INCOME, AVERAGE BALANCE AND RATES:

                                                                        YEAR ENDED DECEMBER 31,
                                                1996                          1995                           1994
                                    ----------------------------- ------------------------------ -----------------------------
                                     AVERAGE             YIELD/    AVERAGE             YIELD/    AVERAGE              YIELD/
(DOLLARS IN THOUSANDS)               BALANCE   INTEREST   RATE     BALANCE   INTEREST   RATE      BALANCE  INTEREST    RATE
------------------------------------------------------------------------------------------------------------------------------
ASSETS
INTEREST-EARNING ASSETS:
Loans *                              $150,392   $14,170    9.42%   $139,610  $13,038    9.34%    $129,726   $10,174     7.84%
Interest-bearing deposits              11,058       589     5.33      6,935      409    5.90        5,322       221      4.15
Taxable Investment securities          31,002     1,983     6.40     24,156    1,640    6.79       13,525       839      6.20
Non-taxable investment securities      15,352       928     6.05      9,444      616    6.52       13,291       949      7.14
**
-------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets        $207,804    17,670     8.50    180,145   15,703    8.72      161,864    12,183      8.05
Other assets                           15,341                        14,527                        13,708
------------------------------------------------------------------------------------------------------------------------------
Total                                $223,145                      $194,672                      $175,572
---------------------------------------------------------------------------------------------------------- --------- ---------
LIABILITIES AND SHAREHOLDERS'
EQUITY:
INTEREST-BEARING LIABILITIES:
NOW accounts                        $  26,035    $  455    1.75%   $ 25,585   $  494    1.93%    $ 26,460    $  511     1.93%
Money market accounts                  25,968       747     2.88     31,305      941    3.01       32,648       816      2.50
Savings deposits                       32,972     1,202     3.65     12,236      330    2.70        9,601       203      2.11
Certificate of deposits                60,665     3,215     5.30     60,264    3,139    5.21       41,579     1,566      3.77
Borrowed money                          4,357       197     4.52      2,995      144    4.81        3,152       103      3.27
------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities    149,997     5,816     3.88    132,385    5,048    3.81      113,440     3,199      2.82
--------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing deposits          49,560                        43,976                        43,275
Other liabilities                       4,200                         1,454                         4,413
Shareholders' equity                   19,388                        16,857                        14,444
---------------------------------------------------------------------------------------------------------- -----------------------
Total liabilities and                $223,145                      $194,672                      $175,572
shareholders' equity
-----------------------------------------------------------------------------------------------------------------------------
Net interest income/net interest                $11,854     4.62%            $10,655    4.91%                $8,984     5.23%
rate spread
------------------------------------------------------------------------------------------------------------------------------
Net average interest-earning
    assets/net interest margin        $57,807              5.70%    $47,760             5.91%     $48,938               6.07%
------------------------------------------------------------------------------------------------------------------------------
Ratio of average interest-earning
  assets to average                     1.39x                         1.36x                         1.43x
interest-bearing liabilities

-----------
     * Includes non accrual loans which are not significant
     ** Tax equivalent basis based on a 34% effective tax rate

     Net interest income before the provision for losses can be analyzed in terms of the impact of changing rates and changing volumes of interest-earning assets and liabilities. The following table sets forth certain information regarding changes in net interest income due to changes in the average balance of interest-earning assets and interest-bearing liabilities and due to changes in average rates for the periods indicated. For purposes of this table, rate/volume changes have been allocated solely to rate changes and non-accrual loans are included in average balances.


                                                       YEAR ENDED                            YEAR ENDED
                                              DECEMBER 31, 1996 VERSUS 1995         DECEMBER 31, 1995 VERSUS 1994
                                             --------------------------------      --------------------------------
                                               INCREASE (DECREASE) DUE TO            INCREASE (DECREASE) DUE TO
                                                       CHANGE IN:                            CHANGE IN:
                                             --------------------------------      --------------------------------
(DOLLARS IN THOUSANDS)                        AVERAGE    AVERAGE      NET           AVERAGE    AVERAGE      NET
                                               RATE      VOLUME     CHANGE           RATE      VOLUME     CHANGE
-------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Loans - net                                      $ 112     $1,020     $1,132          $1,946       $918     $2,864
Interest-bearing deposits                         (40)        220        180             121         67        188
Taxable investment securities                    (121)        464        343             143        658        801
Non-taxable investment securities *               (72)        384        312           (274)       (59)      (333)
-------------------------------------------------------------------------------------------------------------------
                                                 (121)      2,088      1,967           1,936      1,584      3,520
------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Savings deposits                                   116        756        872              57         70        127
NOW accounts                                      (46)          7       (39)               -       (17)       (17)
Money Market accounts                             (41)      (153)      (194)             166       (41)        125
Certificates of deposit                             54         22         76             599        974      1,573
Borrowed money                                     (9)         62         53              49        [8]         41
-------------------------------------------------------------------------------------------------------------------
                                                    74        694        768             871        978      1,849
-------------------------------------------------------------------------------------------------------------------
Net interest income                             $(195)     $1,394     $1,199          $1,065       $606     $1,671
===================================================================================================================

-------------
* Tax equivalent basis based on a 34% effective tax rate

PROVISION FOR LOAN LOSSES

     The provision for loan losses reflects management's assessment of the adequacy of the allowance for loan losses. The amount of future provisions is a function of the ongoing evaluation of the allowance for loan losses, which considers the characteristics of the loan portfolio, economic conditions and other relevant factors.


     The provision for loan losses increased $105,000 or 110.5% to $200,000 for the year ended December 31, 1996 compared to $95,000 for the year ended December 31, 1995. The allowance for loan losses as a percent of total loans is approximately 1.0% at December 31, 1996, which represents a slight increase over the ratio of 0.9% at December 31, 1995. Family had $1.3 million in non-performing loans at December 31, 1996 representing 0.83% of total loans. This amount is consistent with non-performing loans at December 31, 1995 which totalled $1.2 million, representing 0.85% of total loans. Additionally, there were no significant changes in the risk composition of Family's loan portfolio from December 31, 1995 to December 31, 1996.

     Management's evaluation of the allowance for loan losses includes applying relevant risk factors to the entire loan portfolio, including non-performing loans. Risk factors applied to the performing loan portfolio are based, in part, on Family's past three year loss history and consider the current portfolio's characteristics, current economic conditions and other relevant factors. Non-performing loans are carried at fair value based on the most recent information available. The amount of the provision for loan losses is a function of management's evaluation of the allowance for loan losses. Based upon the procedures performed in evaluating the analysis of the allowance for loan losses at December 31, 1996, management believes the allowance is adequate.


     In accordance with Family's asset classification policy, non-performing loans (loans contractually past-due 90 days or more) are recorded at the lesser of the loan balance or estimated fair value of the collateral underlying the loan, for collateral dependent loans, or the net present value of estimated future cash flows discounted at the loan's original effective interest rate. As a result, any expected losses from loans identified at December 31, 1996 as non-performing have been recognized by Family and should not have a future impact on the allowance for loan losses unless the condition of the loan further deteriorates.



     The provision for loan losses increased $132,000 to $95,000 for the year ended December 31, 1995 compared to $(37,000) for the year ended December 31, 1994. However, the allowance for loan losses as a percent of total loans was 0.9% which management believed to be adequate considering Family's loan composition at December 31, 1995 and Family's historical losses.

NON-INTEREST INCOME

     Non-interest income increased $359,000 or 18.9% to $2.3 million for the year ended December 31, 1996 compared to $1.9 million for the year ended December 31, 1995, primarily due to an increase of $253,000 in service charges on deposit accounts, which resulted from an increase in Family's deposit base, and an $84,000 increase in gains from the sale of other real estate and repossessed assets.

     Non-interest income increased $285,000 or 17.7% to $1.9 million for the year ended December 31, 1995 compared to $1.6 million for the year ended December 31,1994, primarily as a result of an increase of $224,000 in service charges on deposit accounts, which resulted from an increase in Family's deposit base, and an increase in gains from the sale of other real estate and repossessed assets of $34,000.

OPERATING EXPENSES

     Operating expenses increased $312,000 or 4.6% to $7.1 million for the year ended December 31, 1996 compared to $6.8 million for the year ended December 31, 1995, primarily due to increases in employee compensation and benefits and occupancy expenses. Employee compensation and benefits increased approximately $217,000 or 5.6% to $4.1 million primarily due to increases in the amount of incentive bonuses paid to Family officers as a result of Family's earnings growth during 1996. Occupancy expenses increased $100,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 due to the accrual of a full year of expenses related to a branch which opened in the middle of 1995.

     Operating expenses increased $704,000 or 11.6% to $6.8 million for the year ended December 31, 1995 compared to the year ended December 31, 1994 as a result of increases in employee compensation and occupancy expenses offset by decreases in insurance and data processing expenses. Employee compensation and benefits increased approximately $616,000 or 18.9% to $3.9 million primarily due to the opening of an additional branch office in the middle of 1995 and to an increase over the prior year in the amount of incentive bonuses paid to Family officers as a result of Family's earnings growth in fiscal 1995. Occupancy expenses increased $332,000 or 40.3% to$1.2 million primarily due to the opening of the previously mentioned new Family branch office in July, 1995. Additionally, 1995 includes a full year of expenses related to a branch which opened in October 1994. Insurance decreased $323,000 or 75% to $107,000 due to a decrease in FDIC assessments. Data processing decreased $287,000 or 91.7% as a result of Family's conversion to an in-house system in 1994.

INCOME TAXES

     Income tax expense increased $275,000 or 14.6% to $2.2 million for the year ended December 31, 1996 compared to the year ended December 31, 1995 due to an increase in net income before taxes.

     Income tax expense increased $504,000 or 36.4% to $1.4 million for the year ended December 31, 1995 compared to the year ended December 31, 1994 due to an increase in net income before taxes and an approximate 2% increase in the effective tax rate to 34%.

LIQUIDITY

     Family's liquid assets consist primarily of cash and cash equivalents and marketable securities. Considerations in managing the Company's liquidity position include scheduled cash flows from existing assets, contingencies and liabilities, as well as projected liquidity needs arising from approved extensions of credit. Furthermore, liquidity position is monitored daily by management to maintain a level of liquidity conducive to efficient operations and is continuously evaluated as part of the asset/liability management process.

     Family's cash inflows consist primarily of amounts generated from new deposits, loan repayments, maturities and calls of investments held to maturity and sales of investments. Cash outflows consist primarily of originations of loans and purchases of investments. Sources of borrowings include advances of federal funds, commercial bank lines of credit and securities repurchase agreements with customers, securities dealers and commercial banks.

     Access to funds from depositors is affected by the rate Family pays on certificates of deposit and convenience and service provided to transaction-based account holders. The rate Family pays on certificates of deposit is dependent on, among other things, economic conditions and rates paid by other financial institutions within Family's area. Family manages the cash inflows and outflows from certificates of deposit by increasing or decreasing its certificate of deposit rates.

     Family's sources of liquidity are impacted by various matters, some of which are beyond the control of Family. Scheduled loan repayments are a relatively stable source of funds while loan prepayments and deposit flows vary widely in reaction to market conditions, primarily prevailing interest rates. Investment sales are influenced by general market demand and other market conditions. Family's ability to borrow at attractive rates is affected by its credit ratings and other market conditions.

     In order to manage the uncertainty inherent in its sources of funds, Family continually evaluates alternate sources of funds and attempts to maintain and develop diversity and flexibility in the number of such sources. The effect of a decline in any one source of funds often can be offset by use of an alternative source, although potentially at a different cost to Family.

CAPITAL COMPLIANCE

     Family is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, action by regulators that, if undertaken, could have a direct material effect on Family's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action. Family must meet specific capital guidelines that involve quantitative measures of Family's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Family's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Family to maintain minimum amounts and ratios of total and Tier I capital to risk weighted assets and of Tier I capital to average assets. As of December 31, 1996, Family exceeded all adequacy requirements to which it is subject. See Note 10 to Family's Financial Statements.

ASSET/LIABILITY MANAGEMENT

     Management of interest rate sensitivity involves matching the maturity and repricing dates of interest-earning assets with those of interest-bearing liabilities in an effort to manage the impact of fluctuating interest rates on net interest margins.

     Family's Asset/Liability Committee (the "Committee") meets at least quarterly to establish, communicate, coordinate and control asset/liability management procedures. The purpose of the Committee is to monitor the volume and mix of Family's interest-sensitive assets and liabilities consistent with Family's overall liquidity, capital, growth, risk and profitability goals.

     Interest rate sensitivity is measured as the difference between the percentage of assets and liabilities in Family's existing portfolio that are subject to repricing within specific time periods. These differences, known as interest sensitivity gaps, are usually calculated cumulatively for blocks of time.

     Companies that are asset-sensitive (a positive gap) have more assets than liabilities maturing or repricing within specific time periods and these companies are likely to benefit in periods of rising interest rates, but to suffer as rates decrease. Companies that are liability-sensitive (a negative gap) are likely to benefit in periods of declining rates, but to experience a negative impact on net interest income as market rates increase.

     Family manages its interest rate risk exposure by limiting the amount of long-term fixed rate loans it holds for investment, increasing emphasis on shorter-term, higher yield loans for portfolio, increasing or decreasing the relative amounts of long-term and short-term borrowings and deposits and/or purchasing commitments to sell loans. The following table presents Family's exposure to interest rate risk at December 31, 1996:

                                                                     DECEMBER 31, 1996
                                          -------------------------------------------------------------------------
                                                      ONE YEAR        1 TO 3        3 TO 5     OVER 5
                                                       OR LESS         YEARS         YEARS      YEARS        TOTAL
                                                                   (dollars in thousands)
-------------------------------------------------------------------------------------------------------------------

Total interest-earning assets                         $135,998       $52,451       $25,398    $14,902     $228,749
Total interest-bearing liabilities                     193,991        20,577         7,902        936      223,406
------------------------------------------------------------------------------------------------------ ------------
Interest rate sensitivity gap                        $(57,993)       $31,874       $17,491    $13,966       $5,343
===================================================================================================================
Cumulative interest rate sensitivity gap             $(57,993)     $(26,119)      $(8,623)     $5,343
===================================================================================================================
Cumulative interest rate sensitivity gap as a
   percent of total assets                             (23.4%)       (10.5%)        (3.5)%       2.2%
===================================================================================================================

     In preparing the table above, certain assumptions have been made with regard to prepayments on fixed rate mortgage and consumer loans and withdrawals of checking, NOW, Money Market and savings account deposits. These assumptions are that Family will experience average annual prepayments of 6% on fixed rate mortgage loans and 10% on consumer loans. Checking, NOW, Money Market and savings account deposit balances are assumed to reprice immediately and are included in one year or less. All other assets and liabilities have been repriced based on the earlier of repricing or contractual maturity. The above assumptions are annual percentages based on the latest available assumptions and on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by Family. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods for repricing, they may react in different degrees to change to market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

IMPACT OF INFLATION

     The financial statements and related financial information presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or same magnitude as the price of goods and services.

FINANCIAL CONDITION

     Family's total assets increased $42.4 million or 20.6% to $ 247.9 million at December 31, 1996 compared to $205.5 million at December 31, 1995. This increase in total assets generally reflects increases in loans-net, investments and cash and cash equivalents. The overall increase in Family assets was facilitated by an increase in Family deposits of $37.6 million or 21.0% to $216.5 million at December 31, 1996 compared to $178.9 million at December 31, 1995. This increase in deposits was primarily a result of success in attracting customers through advertising and referrals and continued improvement in business conditions in Broward County, Florida during the year ended December 31, 1996.

     Loans, net increased $13.3 million or 9.2% to $157.4 million at December 31, 1996 compared to $144.0 million at December 31, 1995; investments increased by $18.3 million or 48.8% to $55.8 million at December 31, 1996 compared to $37.5 million at December 31, 1995; and cash and cash equivalents increased $10.5 million or 68.9% to $25.8 million at December 31, 1996 compared to $15.3 million at December 31, 1995. These increases were primarily a result of success in attracting customers through advertising and referrals and continued improvement in business conditions in Broward County, Florida during the year ended December 31, 1996.


CERTAIN ACCOUNTING STANDARDS

     The FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Family adopted Statement 121 in the first quarter of 1996, which did not have a material impact on the financial condition or operations of Family.

     The FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. Family will apply the new rules prospectively to transactions beginning in the first quarter of 1997. Based on current circumstances, Family believes the application of the new rules will not have a material impact on the financial statements.

                               PROXY SOLICITATION

     Proxies are being solicited from RSFC and Family shareholders by and on behalf of the respective Boards of Directors of each of RSFC and Family. Each of RSFC and Family will bear their own expenses for the solicitations, including the costs of preparing and mailing this Joint Proxy Statement/Prospectus to their respective shareholders. In addition to solicitation by mail, proxies may be solicited from RSFC and Family shareholders by directors, officers and regular employees of RSFC and Family, respectively, in person, by telecopy or by telephone. Such directors, officers and employees will not receive any additional compensation for such services but may be reimbursed for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of RSFC Common Stock and Family Common Stock. Although there is no formal agreement to do so, RSFC and Family, respectively, will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of RSFC Common Stock and Family Common Stock held of record by such persons.

                                  LEGAL MATTERS

     The validity of the RSFC Common Stock issuable in the Merger will be passed upon by Morgan, Lewis & Bockius LLP, Miami, Florida. The opinion of counsel as described under "The Merger--Certain Federal Income Tax Consequences" is being rendered by Morgan, Lewis & Bockius LLP, which opinion is subject to various assumptions and is based on current law.

                                     EXPERTS

     The consolidated financial statements of RSFC at December 31, 1996, and for the year then ended, at December 31, 1995, and for the nine-month transition period then ended, and at March 31, 1995, and for the year then ended, appearing in this Joint Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Family at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Joint Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              SHAREHOLDER PROPOSALS

     Proposals which RSFC shareholders intend to present at the next Annual Meeting of Shareholders in April 1998 must be received by the Secretary of RSFC at its principal executive offices P.O. Box 4298, West Palm Beach, Florida 33402-4298 no later than November 28, 1997 for inclusion in RSFC's Proxy Statement and the proxy for that meeting and must be otherwise in compliance with applicable Commission regulations. Use of certified mail is suggested.

                          INDEX TO FINANCIAL STATEMENTS

REPUBLIC SECURITY FINANCIAL CORPORATION


Condensed Consolidated Statements of Financial Condition at
  March 31, 1997 (unaudited) and December 31, 1996 ...................      F-4

Condensed Consolidated Statements of Income for the three months
  ended March 31, 1997 and 1996 (unaudited) ..........................      F-5

Condensed Consolidated Statements of Shareholders' Equity for the
  three months ended March 31, 1997 (unaudited) and the year ended
  December 31, 1996 ..................................................      F-6

Condensed Consolidated Statements of Cash Flows for the
  three months ended March 31, 1997 and 1996 (unaudited) .............      F-7

Notes to Condensed Consolidated Financial Statements (unaudited) .....      F-8

Report of Independent Certified Public Accountants ...................     F-10

Consolidated Statements of Financial Condition at
  December 31, 1996 and 1995 .........................................     F-11

Consolidated Statements of Income for the year ended
  December 31, 1996, the nine-month transition period ended
  December 31, 1995 and for the year ended March 31, 1995.............     F-12

Consolidated Statements of Shareholders' Equity for the year ended
  December 31, 1996, the nine-month transition period ended
  December 31, 1995 and for the year ended March 31, 1995.............     F-13

Consolidated Statements of Cash Flows for the year ended
  December 31, 1996, the nine-month transition period ended
  December 31, 1995 and for the year ended March 31, 1995 ............     F-14

Notes to Consolidated Financial Statements ...........................     F-15


FAMILY BANK

Condensed Statements of Financial Condition at March 31,
  1997 (unaudited) and December 31, 1996  ............................     F-42

Condensed Statements of Income for the three months ended
  March 31, 1997 and 1996 (unaudited) ................................     F-43

Condensed Statements of Shareholders' Equity for the three months ended March 31, 1997 (unaudited) and the year ended December 31,
  1996 ...............................................................     F-44

Condensed Statements of Cash Flows for the three months ended
  March 31, 1997 and 1996 (unaudited) ................................     F-45

Notes to Condensed Financial Statements (unaudited) ..................     F-46


Report of Independent Certified Public Accountants ...................     F-48

Statements of Financial Condition at December 31, 1996 and 1995 ......     F-49

Statements of Income for the years ended
  December 31, 1996, 1995 and 1994 ...................................     F-50

Statements of Shareholders' Equity for the years
  ended December 31, 1996, 1995 and 1994 .............................     F-51

Statements of Cash Flows for the years
  ended December 31, 1996, 1995 and 1994 .............................     F-52

Notes to Financial Statements ........................................     F-53

                     REPUBLIC SECURITY FINANCIAL CORPORATION

                              FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
====================================================================================================================
                                                                                           MARCH 31,    DECEMBER 31,
                                                                                             1997            1996
(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)                                   (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and amounts due from depository institutions                                           $4,522           $4,874
Interest-bearing deposits in other financial institutions                                   21,530           34,430
Investments available-for-sale                                                              30,963           32,917
Investments held to maturity (market value of $7,778 and $6,830 at
      March 31, 1997 and December, 31, 1996, respectively)                                   7,782            6,782
Loans - net                                                                                267,717          243,222
Loans held for sale (Market value of $2,295 and $7,850 at March 31, 1997
      and December 31, 1996, respectively)                                                   2,260            7,773
Property and equipment - net                                                                10,173            9,000
Other real estate owned - net                                                                  792            1,248
Goodwill - net                                                                               7,534            7,675
Loan servicing rights - net                                                                  1,904            2,032
Accrued interest receivable                                                                  1,890            1,976
Other assets                                                                                 8,314            7,377
--------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                     $365,381         $359,306
====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits                                                                                  $262,196         $272,587
Federal Home Loan Bank advances                                                             45,000           30,000
Securities sold under agreements to repurchase                                               1,936            2,076
Advances from borrowers for taxes and insurance                                              2,589            1,613
Bank drafts payable                                                                          4,363            3,778
Other liabilities                                                                            3,686            3,679
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          319,770          313,733
--------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
Stockholders' Equity:
Preferred stock $10.00 stated value; 10,000,000 shares authorized: SERIES "C" -
  1,035,000 shares issued and outstanding at March 31, 1997 and
December 31, 1996, respectively.                                                            10,350           10,350
Common stock $.01 par value; 20,000,000 shares authorized;
     7,854,982 shares issued and outstanding at
     March 31, 1997 and December 31, 1996, respectively                                         79               79
Additional paid-in capital                                                                  31,101           31,101
Retained earnings                                                                            4,485            4,035
Unrealized (loss)/gain on investments available-for-sale, net of taxes                        (404)               8
--------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                  45,611           45,573
--------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                     $365,381         $359,306
====================================================================================================================

SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.


CONDENSED CONSOLIDATED STATEMENTS OF INCOME
====================================================================================================================
                                                                                        THREE MONTHS ENDED MARCH 31,
                                                                                            1997              1996
(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)                                          (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                                                                  $5,566           $5,585
Interest and dividends on investments                                                         946              628
--------------------------------------------------------------------------------------------------------------------
                                                                                             6,512            6,213
--------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE:
Interest on deposits                                                                         2,540            2,614
Interest on borrowings                                                                         390               65
--------------------------------------------------------------------------------------------------------------------
                                                                                             2,930            2,679
--------------------------------------------------------------------------------------------------------------------
Net interest income                                                                          3,582            3,534
Provision for loan losses                                                                       25               25
--------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                                         3,557            3,509
--------------------------------------------------------------------------------------------------------------------

NON-INTEREST INCOME:
Gain on sale of loans                                                                           46               37
Gain on sale of investments available-for-sale                                                 148
Mortgage trading income                                                                         38
Other income                                                                                   811              869
--------------------------------------------------------------------------------------------------------------------
                                                                                             1,043              906
--------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
Employee compensation and benefits                                                           1,493            1,613
Occupancy and equipment                                                                        649              570
Professional fees                                                                              160              148
Advertising and promotions                                                                      60               81
Communications                                                                                 119              128
Data processing                                                                                182              143
Insurance                                                                                       13               82
Goodwill amortization                                                                          142               54
Other                                                                                          408              454
--------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                        3,226            3,273
--------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                          1,374            1,142
Provision for income taxes                                                                     508              473
--------------------------------------------------------------------------------------------------------------------
Net income                                                                                    $866             $669
====================================================================================================================
Income applicable to common stock                                                             $685             $417
====================================================================================================================

PER SHARE DATA:
Primary earnings per common share                                                             $.09             $.06
Fully diluted earnings per common share                                                       $.09             $.06
Dividends per common share                                                                   $0.03            $.025
Average common shares and common stock equivalents outstanding                               8,034            7,008
====================================================================================================================

SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
=====================================================================================================================
                                                                                                           UNREALIZED
                                                                                                                 GAIN
                                                                                                            (LOSS) ON
                                                                           ADDITIONAL                      INVESTMENTS
(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER       PREFERRED      COMMON      PAID-IN      RETAINED  AVAILABLE-FOR-SALE,
SHARE DATA)                                        STOCK         STOCK      CAPITAL      EARNINGS         NET OF TAXES
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                         $14,365         $66     $26,035        $3,368
Exercise of warrants - 268,126 shares                                3       1,039
Conversion of preferred stock series
"A" into common stock - 982,995 shares              (3,980)         10       3,970
Issuance of stock grants - 9,000 shares                                         32
Issuance of stock for Dividend Reinvestment
  and Optional Stock Purchase Plan - 2,586
  shares                                                                        13
Exercise of stock options - 4,622 shares                                        12
Cash redemption of preferred stock series "A"          (35)
Cash dividends - common stock                                                               (847)
Cash dividends - preferred stock series "A"
  and "C"                                                                                   (886)
Net income                                                                                 2,400
Change in net unrealized gain/loss on
  investments available-for-sale, net of taxes                                                                   $8
---------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                           10,350          79       31,101        4,035                  8
Cash dividends - common stock                                                               (235)
Cash dividends - preferred stock series "C"                                                 (181)
Net income                                                                                   866
Change in net unrealized gain/loss on
  investments available-for-sale, net of taxes                                                                 (412)
---------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1997                            $10,350         $79      $31,101       $4,485              $(404)
=====================================================================================================================

SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

Note: Information for the three months ended March 31, 1997 is unaudited.


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
===================================================================================================================
                                                                                       THREE MONTHS ENDED MARCH 31,
                                                                                                (UNAUDITED)
(AMOUNTS IN THOUSANDS)                                                                   1997                 1996
-------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net income                                                                                $866                 $669
Adjustments to reconcile net income to net cash
  provided by operating activities:
Provision for loan losses                                                                   25                   25
Depreciation                                                                               200                  159
Amortization of goodwill                                                                   141                   54
Gain on sale of investments available-for-sale                                            (148)
Gain on sale of loans -trading, loans and servicing                                        (84)                 (37)
Loan costs deferred                                                                       (100)                 (43)
Loans originated for sale                                                               (4,222)              (3,622)
Sale of loans and loan participation certificates                                        9,856                3,659
Other - net                                                                                845                  907
--------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                7,379                1,771
--------------------------------------------------------------------------------------------------------------------
Investing Activities:
Cash and cash equivalents acquired in merger-net                                                             15,235
Proceeds from sale of investments available-for-sale                                    10,856
Purchases of investments available-for-sale                                             (9,733)
Maturities and calls  of investments held to maturity                                      500                5,492
Purchases of investments held to maturity                                               (1,494)                (500)
Loans purchased for investment                                                         (16,155)
Loans originated for investment                                                        (19,404)              (5,834)
Principal collected on loans                                                            10,227                7,617
Other - net                                                                                519                  145
--------------------------------------------------------------------------------------------------------------------
Net cash  (used in) provided by investing activities                                   (24,684)              22,155
--------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net decrease in demand deposits, NOW accounts,
     Money Market accounts and savings accounts                                         (1,434)              (4,234)
Net decrease in certificates of deposit                                                 (8,957)             (10,987)
Increase (decrease) in FHLB advances                                                    15,000              (25,000)
Other - net                                                                               (556)                 153
--------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                      4,053              (40,068)
--------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                                  (13,252)             (16,142)
Cash and cash equivalents at beginning of period                                        39,304               54,373
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                             $26,052              $38,231
====================================================================================================================

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. The Company paid $2,500 and $130,000 in income taxes during the three months ended March 31, 1997 and 1996, respectively. The Company paid $3,518,000 and $2,864,000 interest on deposits and other borrowings during the three months ended March 31, 1997 and 1996, respectively. The Company had $27,000 and $128,000 of transfers from loans to OREO during the three months ended March 31, 1997 and 1996, respectively. Assets of $62 million were acquired and $62 million liabilities assumed related to the merger of Banyan Bank during the three months ended March 31, 1996.

SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                 MARCH 31, 1997

1.       BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements include the accounts of Republic Security Financial Corporation (the "Company" or "RSFC") and its wholly-owned subsidiary, Republic Security Bank (the "Bank"). In the opinion of the Company's management, the financial statements contain all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the consolidated financial position of Republic Security Financial Corporation and its subsidiary as of March 31, 1997 and December 31, 1996, and the results of operations for the three months ended March 31, 1997 and March 31, 1996, and changes in cash flows for the three months then ended.

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in Republic Security Financial Corporation's annual report on Form 10-K for the year ended December 31, 1996.

         The balance sheet at December 31, 1996 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2.       NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

                  At March 31, 1997, the Bank had $4,017,000 in non-performing assets (loans 90 days or more past due, other real estate owned and repossessed assets). The provision for loan losses was $25,000 for the three months ended March 31, 1997 and 1996.

                  The allowance for credit losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

3.       POTENTIAL MERGERs


                  On January 7 1997, the Bank entered into a definitive agreement whereby Family Bank, a Florida state chartered, commercial bank, will merge with Republic Security Bank. The definitive agreement provides for a fixed exchange ratio whereby shareholders of Family Bank will receive 13 shares of Republic Security Financial Corporation common stock for each share of Family Bank common stock. The Company will issue approximately 8.3 million shares of Republic Security Financial Corporation common stock for all outstanding common shares of Family Bank stock in a tax free exchange. Management anticipates the transaction to be accounted for as a pooling-of-interests. Family Bank is headquartered in Hallandale, Florida with seven branch locations in Broward County and has total assets, loans and deposits of approximately $248 million, $159 million and $216 million, respectively, at December 31, 1996. At March 31, 1997, the Bank had $105,000 of capitalized charges associated with the Merger which will be expensed in the period in which the transaction is consummated.


                  On May 2, 1997, a Florida depository institution (the "Institution") entered into a Standstill Agreement (the "Agreement") with Republic Security Financial Corporation whereas the Institution and the Company are interested in discussions and possible negotiations regarding an acquisition of the Institution. The Agreement is in effect for thirty days and allows for the Company to perform due diligence procedures and the Institution agrees not to solicit discussions concerning any acquisition of its assets with another party.

                  The Institution is a financial services company located in Florida with two branch locations. At December 31, 1996, the Institution had total assets of $143 million, total loans of $118 million, total deposits of $126 million and total equity of $8 million.

                  The transaction is subject to satisfactory due diligence and negations as well as regulatory approvals and approval by the Institution's shareholders. The consideration paid will be a mixture of cash and RSFC's common stock, which is subject to shareholder preference and negotiation. If the transaction is consummated, management anticipates the transaction to be accounted for under the purchase method of accounting for business combinations.


4.       COMMITMENTS AND CONTINGENCIES

                  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The total commitment amounts do not necessarily represent future cash requirements as some commitments expire without being drawn upon. The Bank evaluates each customer's credit worthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the counter party.

                  At March 31, 1997, the Bank had adjustable rate commitments to extend credit of approximately $27,000,000 excluding the undisbursed portion of loans-in-process. These commitments are primarily for commercial lines of credit secured by commercial real estate or other business assets and for one-to-four family residential properties .

                  In addition to the above commitments and contingencies, there are various matters of litigation pending against the Company that management has reviewed with legal counsel. At March 31, 1997, $344,000 related to pending litigation was accrued and included in other liabilities. In the opinion of management of the Company, amounts accrued for awards of assessments in connection with these matters are adequate and ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flow.

5.        INCOME PER COMMON SHARE

                  Primary income per common share is computed by dividing net income less preferred stock dividends by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Fully diluted net income per common share is calculated by dividing net income by the average number of common stock and common stock equivalents outstanding during the year, plus the assumed conversion of all outstanding convertible preferred shares to common shares to the extent those shares are dilutive. Common stock equivalents for both primary and fully diluted net income per share include stock options, warrants, and equity contracts and are included in the computation of earnings per share using the treasury stock method. Convertible preferred stock is computed using the "if converted" method, which assumes the conversion of all outstanding convertible preferred shares into common shares.

         RECENT ACCOUNTING PRONOUNCEMENT: In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share". SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. The presentation of basic EPS replaces the presentation of primary EPS currently required by Accounting Principles Board Opinion No. 15 ("APB No. 15"), "Earnings Per Share". Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS (previously referred to as fully diluted EPS) is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as prescribed by APB No. 15. This statement is effective for financial statements issued for interim and annual periods ending after December 15, 1997. The Company does not believe the adoption of SFAS 128 in fiscal 1997 will have a significant impact on the Company's reported EPS.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Republic Security Financial Corporation

         We have audited the accompanying consolidated statements of financial condition of Republic Security Financial Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 1996 , the nine-month transition period ended December 31, 1995 and for the year ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Republic Security Financial Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the year ended December 31, 1996, the nine-month transition period ended December 31, 1995, and for year ended March 31, 1995, in conformity with generally accepted accounting principles.

Ernst & Young LLP
West Palm Beach, Florida
January 23, 1997



CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


====================================================================================================================
                                                                                       DECEMBER 31,     DECEMBER 31,
(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)                                        1996             1995
--------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and amounts due from depository institutions                                         $  4,874        $   3,211
Interest-bearing deposits in other financial institutions                                   34,430           51,162
Investments available-for-sale                                                              32,917
Investments held to maturity (Market value of $6,830 and $10,779 at
     December, 31, 1996 and 1995, respectively)                                              6,782           10,622
Loans receivable - net                                                                     243,222          216,756
Loans held for sale (Market value of $7,850)                                                 7,773
Property and equipment - net                                                                 9,000            7,192
Other real estate owned                                                                      1,248            1,340
Goodwill - net                                                                               7,675            2,994
Loan servicing rights, net                                                                   2,032            2,546
Accrued interest receivable                                                                  1,976            1,796
Other assets                                                                                 7,377            6,042
--------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                     $359,306         $303,661
====================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits                                                                                  $272,587         $223,535
Federal Home Loan Bank advances                                                             30,000           25,000
Securities sold under agreements to repurchase                                               2,076            2,350
Advances from borrowers for taxes and insurance                                              1,613            2,105
Bank drafts payable                                                                          3,778            3,155
Other liabilities                                                                            3,679            3,682
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          313,733          259,827
--------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
Shareholders' equity:
Preferred stock $10.00 stated value; 10,000,000 shares authorized:
  SERIES "A" - 401,500 shares issued and outstanding at December 31, 1995                                     4,015
  SERIES "C" - 1,035,000 shares issued and outstanding at December 31, 1996 and
  1995, respectively                                                                        10,350           10,350
Common stock $.01 par value; 20,000,000 shares authorized; 7,854,982 and
  6,587,653 shares issued and outstanding at
  December 31, 1996 and 1995, respectively                                                      79               66
Additional paid-in capital                                                                  31,101           26,035
Retained earnings                                                                            4,035            3,368
Unrealized gain on investments available for sale, net of taxes                                  8
--------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                  45,573           43,834
--------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                     $359,306         $303,661
====================================================================================================================


SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF INCOME
===================================================================================================================
                                                              YEAR ENDED       NINE MONTHS ENDED       YEAR ENDED
                                                            DECEMBER 31,           DECEMBER 31,         MARCH 31,
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)                        1996      1995           1994          1995
-------------------------------------------------------------------------------------------------------------------
                                                                                         (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                                      $22,623       $15,201        $10,522       $15,480
Interest and dividends on investments                             2,173         1,081            656         1,034
-------------------------------------------------------------------------------------------------------------------
                                                                 24,796        16,282         11,178        16,514
-------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest on deposits                                             10,366         6,946          4,099         6,244
Interest on borrowings                                              247           829            810         1,153
-------------------------------------------------------------------------------------------------------------------
                                                                 10,613         7,775          4,909         7,397
-------------------------------------------------------------------------------------------------------------------
Net interest income                                              14,183         8,507          6,269         9,117
Provision for loan losses                                           155           100            175           200
-------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses              14,028         8,407          6,094         8,917
-------------------------------------------------------------------------------------------------------------------
NON-INTEREST INCOME:
Service charges on deposit accounts                               1,820         1,113            524           809
Gain on sale of loans and servicing                               1,053           625            749           847
Mortgage trading income                                                           290            283           329
Gain on sale of investments available-for-sale                      191
Loss on sale of investments - trading                                                           (200)         (200)
Other income                                                      1,620         1,153            700           988
-------------------------------------------------------------------------------------------------------------------
                                                                  4,684         3,181          2,056         2,773
-------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Employee compensation and benefits                                6,067         3,699          3,262         4,595
Occupancy and equipment                                           2,478         1,498            936         1,488
Professional fees                                                   706           599            437           652
Advertising and promotion                                           341           176            178           233
Communications                                                      459           302            244           352
Data processing                                                     707           339            209           307
Insurance                                                         1,649           473            420           570
Other real estate owned - net                                       188           106             70            70
Goodwill amortization                                               471           165             18            73
Other                                                             1,535         1,085            982         1,520
-------------------------------------------------------------------------------------------------------------------
                                                                 14,601         8,442          6,756         9,860
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                                        4,111         3,146          1,394         1,830
Income taxes                                                      1,711         1,169            505           663
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                       $2,400        $1,977           $889        $1,167
----------------------------------------------------------- ------------ ------------- -------------- -------------
Income applicable to common stock                                $1,514        $1,648           $663          $865
-------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
Primary earnings per common share                                  $.20          $.32           $.18          $.23
Fully diluted earnings per common share                            $.20          $.25           $.18          $.23
Dividends                                                         $.115          $.07           $.04          $.07
-------------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES AND COMMON STOCK EQUIVALENTS
OUTSTANDING:
    Primary                                                       7,474         5,175          4,474         4,474
    Fully diluted                                                 7,474         7,797          4,474         4,474
===================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
======================================================================================================================
                                                                                                            UNREALIZED
                                                                                                          APPRECIATION
                                                                          ADDITIONAL                    ON INVESTMENTS
                                                  PREFERRED     COMMON     PAID-IN      RETAINED   AVAILABLE-FOR-SALE,
(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)            STOCK       STOCK      CAPITAL      EARNINGS          NET OF TAXES
----------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1994                             $4,025         $36      $14,213       $1,374
Issuance of common stock
  for fixed asset purchase - 7,701 shares                                        27
Stock grants -  9,196 shares                                                     38
Exercise of stock options - 4,337 shares                                         10
Exercise of equity contracts - 13,786 shares                         1           39
401(k) plan - 7,744 shares                                                       35
Cash dividends - common stock                                                               (217)
Cash dividends - preferred stock                                                            (302)
Net income                                                                                 1,167
----------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1995                              4,025          37       14,362        2,022
Exercise of equity contracts - 634,476 shares                        6        1,745
Exercise of warrants - 211,300 shares                                2          818
Exercise of stock options - 2,668 shares                                          7
Issuance of stock grants - 12,000 shares                                         52
Conversion of preferred stock into common stock
  - 2,469 shares                                       (10)                      10
401(k) plan - 1,997 shares                                                        8
Issuance of series "C" preferred stock -
  1,035,000 shares                                  10,350                     (850)
Issuance of common stock - 2,070,000 shares                         21        9,883
Cash dividends - common stock                                                               (302)
Cash dividends - preferred stock series
  "A" and "C"                                                                               (329)
Net income for nine months ended
  December 31, 1995                                                                         1,977
----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                          14,365          66       26,035        3,368
Exercise of warrants - 268,126 shares                                3        1,039
Conversion of preferred stock series "A"
   into common stock - 982,995 shares               (3,980)         10        3,970
Issuance of stock grants - 9,000 shares                                          32
Issuance of stock for Dividend Reinvestment and
Optional Stock
   Purchase Plan - 2,586 shares                                                  13
Exercise of stock options - 4,622                                                12
Cash redemption of preferred stock series "A"          (35)
Cash dividends - common stock                                                               (847)
Cash dividends - preferred stock series
  "A" and "C"                                                                               (886)
Net income                                                                                 2,400
Change in appreciation on investments available
for sale,
  net of taxes                                                                                                  $8
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                         $10,350         $79      $31,101       $4,035                $8
======================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF CASH FLOWS
===================================================================================================================
                                                                     YEAR ENDED  NINE MONTHS ENDED      YEAR ENDED
                                                                   DECEMBER 31,       DECEMBER 31,       MARCH 31,
                     (AMOUNTS IN THOUSANDS)                                1996               1995            1995
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                               $2,400             $1,977          $1,167
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   PROVIDED BY OPERATING ACTIVITIES, NET OF EFFECTS OF
   ACQUISITIONS:
Provision for loan losses                                                   155                100             200
Depreciation and amortization                                             1,766                956           1,037
Deferred income taxes                                                       153                182             139
Amortization of deferred loan fees and costs                               (182)              (337)           (215)
Gain on sale of loans -trading, loans and servicing                      (1,053)              (757)         (1,176)
Loan costs deferred                                                        (241)              (161)           (471)
Loans originated for sale                                               (10,372)           (28,280)        (48,157)
Purchase of loans for sale                                               (7,773)            (8,572)         (5,140)
Sale of loans and loan participation certificates                        43,040             48,192          55,102
Proceeds from the sale of investments - trading                                                             24,000
Loss on sale of investments - trading                                                                          200
Gain on sale of investments available-for-sale                             (191)
Other - net                                                              (1,627)            (1,389)          2,339
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                26,075             11,911          29,025
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Cash and cash equivalents acquired in branch purchase, net                                  16,917
Cash and cash equivalents acquired in merger-net                         15,235                              1,819
Purchase of investments available-for-sale                              (42,839)
Proceeds from sale of investments available- for- sale                    9,866
Maturities and calls of investments held to maturity                     10,025              5,600           1,350
Purchases of investments held to maturity                                (5,996)            (1,951)
Loans purchased for investment                                           (2,014)            (1,861)         (1,053)
Loans originated for investment                                         (78,499)           (42,516)        (67,990)
Principal collected on loans                                             57,003             56,317          35,034
Purchase of property and equipment                                       (2,333)            (1,652)         (2,295)
Purchase of loan servicing rights                                                                           (2,322)
Other - net                                                               1,751                331           1,408
-------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                     (37,801)            31,185         (34,049)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net increase (decrease)  in demand deposits, NOW accounts,
  Money Market accounts and savings accounts                             10,838             (1,665)         (1,414)
Proceeds from sales of certificates of deposit                           30,049             30,054          56,414
Payment for maturing certificates of deposits                           (48,274)           (64,220)        (40,185)
Proceeds from common and preferred stock offering - net of
  stock issuance costs                                                                      19,404
Increase (decrease) in FHLB advances                                      5,000             10,000          (5,000)
Cash dividends                                                           (1,733)              (631)           (519)
Other - net                                                                 777                434             475
-------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                      (3,343)            (6,624)           9,771
-------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                        (15,069)            36,472            4,747
Cash and cash equivalents at beginning of period                         54,373             17,901           13,154
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                              $39,304            $54,373          $17,901
===================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              The Company is a commercial bank holding company, the principal business of which is the operation of a commercial bank business through Republic Security Bank (the "Bank"), its wholly owned subsidiary, a State chartered commercial bank. The Bank is a member of the Federal Reserve Bank and the Federal Home Loan Bank System ("FHLB"). Its deposits are insured by the FDIC up to applicable limits. The Bank has ten full-service branches, nine of which are located in Palm Beach County and one in Dade County, Florida. The Bank's main business activities are attracting deposits, originating loans, making investments and servicing loans for the Bank and for others.

              The accounting and reporting policies of Republic Security Financial Corporation and its subsidiary conform to generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              The following is a summary of the significant accounting policies.

         CHANGE IN FISCAL YEAR

              During 1995, the Company changed its fiscal year end from March 31 to December 31. Accordingly, the accompanying consolidated financial statements present the audited consolidated statements of income and cash flows for the nine month transition period ended December 31, 1995, as well as for the years ended December 31, 1996 and March 31, 1995. The unaudited consolidated statement of income for the nine month period ended December 31, 1994 is included for comparative purposes only.

         PRINCIPLES OF CONSOLIDATION

              The consolidated financial statements include the accounts of Republic Security Financial Corporation (the "Company" or "RSFC") and its wholly-owned subsidiary, Republic Security Bank, (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

         STATEMENTS OF CASH FLOWS

              For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest-bearing deposits in other financial institutions. The Company paid income taxes of $1,610,000 during the year ended December 31, 1996, $970,000 during the nine months ended December 31, 1995, and $512,000 during the year ended March 31, 1995. The Company paid interest on deposits and other borrowings of $10,760,000 for the year ended December 31, 1996, $7,787,000 for the nine months ended December 31, 1995 and $6,634,000 for the year ended March 31, 1995.
         Approximately $976,000, $770,000 and $1,367,000 was transferred from loans to OREO during the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, respectively. Assets of approximately $62,000,000 were acquired and approximately $57,000,000 of liabilities were assumed related to the merger of Banyan Bank during the year ended December 31, 1996 (see Note
         2). As a result of the conversion of the redeemable subordinated debentures, equity increased $1,751,000 in the nine months ended December 31, 1995. During the nine months ended December 31,1995, the Bank received $12,300,000 in loans and assumed $30,300,000 in deposits related to the Century Bank branch purchase (see Note 2). In addition, assets of $64,307,000 were acquired and $62,310,000 liabilities assumed related to the merger of Governors Bank during the year ended March 31, 1995 (see Note 2). As a result of the redemption of the Company's 7.5% cumulative convertible preferred stock, Series "A", 982,995 shares of the Company's common stock were issued in exchange for 398,000 shares of the Series "A" preferred stock in the amount of $3,980,000.

         INVESTMENTS-TRADING

              During the year ended March 31, 1995, certain investments were held for resale in anticipation of short-term market movements. These investments, which consisted of adjustable rate mortgage funds, were stated at fair value and were all sold in the year ended March 31, 1995. Realized gains and losses on trading securities were included in other non-interest income.

         SECURITIES

              Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost. Securities classified as available-for-sale are to be held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities or demand on liquidity. Securities classified as available-for-sale are carried at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity net of tax.

              Interest income on debt securities is included in income using the level yield method. Gains and losses on sales of securities are determined on a specific identification basis.

         LOANS RECEIVABLE-NET AND LOANS HELD FOR SALE

              Loans receivable-net are stated at the principal amount outstanding and are net of unearned purchased premiums or discounts, deferred loan origination fees and costs, and the allowance for loan losses. Certain loans are held for sale and are carried at the lower of cost or market.

              Interest on loans is accrued as earned. Amortization of premiums and accretion of discounts are recognized as adjustments to interest income over the lives of the related loans. The Bank defers substantially all loan fees and direct costs associated with loan originations. Deferred loan fees and costs are amortized as a yield adjustment over the life of the loans.

         NON-ACCRUAL LOANS

              Generally, loans contractually past due 90 days or more are placed on non-accrual and any previously accrued and unpaid interest is charged against interest income. Loans remain on non-accrual status until the obligation is brought current and has performed in accordance with the terms of the loan for a reasonable period of time. In addition, accrual of interest on loans less than 90 days past due is discontinued when, in the opinion of management, reasonable doubt exists as to the full, timely collection of interest or principal. Interest income, at the effective rate of the loan, is recognized when cash is received on impaired loans.

         ALLOWANCE FOR LOAN LOSSES

              The allowance for loan losses is established by provision for loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

              The allowance for credit losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.


         Effective April 1, 1995, the Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114). This standard requires impaired loans within the scope of SFAS No.114 be measured based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for collateral dependent loans. The adoption of this statement did not have a material impact on the operations of the Company.

              All non-accrual loans, excluding smaller balance, homogeneous loans (defined as consumer loans less than $100,000 and residential mortgage loans), are considered to be impaired. In addition, management may determine a performing loan to be impaired if, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

              In accordance with the Bank's classification policy, impaired loan amounts in excess of the fair market value of the underlying collateral for collateral dependent loans or the net present value of future cash flows are charged off against the allowance for loan losses.

         PROPERTY AND EQUIPMENT

              Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from five to twelve years for furniture and equipment and twenty-five years for office buildings. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful lives of the assets. Repairs and maintenance are charged to expense and gains or losses on disposals are credited or charged to earnings.

         OTHER REAL ESTATE OWNED

              In accordance with Statement No. 114, a loan is classified as foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Property acquired by foreclosure, or deed in lieu of foreclosure, is recorded at the lower of the loan balance or estimated fair value less estimated disposal costs at the time of foreclosure. Costs related to the development and improvement of the property are capitalized, whereas costs related to maintaining the property, net of income received, are charged to other real estate owned expense. In addition, any subsequent reductions in the valuation of the property is included in other real estate owned expense.

              The Bank follows the practice of reducing the carrying value of individual properties in other real estate owned for any amounts in excess of the fair value of properties less estimated disposal costs. Provision for other real estate owned losses during the year ended December 31, 1996, totaled $98,000, and is included in other real estate owned expense in the consolidated statement of income. No provisions for other real estate owned was recorded during the nine months ended December 31, 1995 and $91,000 was recorded during the year ended March 31, 1995.

         GOODWILL

              The Company assesses long lived assets and related goodwill for impairment under FASB Statement No. 121. "ACCOUNTING FOR THE IMPAIRMENT OF LONG LIVED ASSETS AND FOR LONG LIVED ASSETS TO BE DISPOSED Of". Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. The Company amortizes goodwill over 15 years using the straight-line method. Accumulated amortization was $739,000 and $268,000 at December 31, 1996 and 1995, respectively.

         INCOME PER COMMON SHARE

              Primary income per common share is computed by dividing net income, less preferred stock dividends, by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Fully diluted income per common share is calculated by dividing net income by the average number of common stock and common stock equivalents outstanding during the year, plus the assumed conversion of all outstanding convertible preferred shares, if dilutive, into common shares. Common stock equivalents for both primary and fully diluted net income per share include stock options, warrants, and equity contracts and are included in the computation of earnings per share using the treasury stock method. Convertible preferred stock is computed using the "if converted" method, which assumes the conversion of all outstanding convertible preferred shares into common shares.

         INCOME TAXES

              Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes".

         STOCK BASED COMPENSATION

              The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and, accordingly, recognizes no compensation expense for the stock option grants.

         RECLASSIFICATION

              Certain amounts presented in the consolidated financial statements for prior periods have been reclassified for comparative purposes.

         NEW ACCOUNTING PRONOUNCEMENTs

              The Financial Accounting Standards Board issued Statement No.125, "ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES"(SFAS No. 125), which requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. In accordance with SFAS No. 125, the Company will apply the new rules prospectively to transactions beginning in the first quarter of 1997. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the consolidated financial statements.

              In October 1995, the Financial Accounting Standard Board issued Statement No. 123, "ACCOUNTING FOR STOCK BASED COMPENSATION" (SFAS No.
         123). The effect of applying the SFAS No. 123 fair value method to the Company's stock options issued after December 15, 1994, results in net income and earnings per share that are not materially different from the amounts reported.

              In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF" (SFAS No. 121), which is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 in the first quarter of 1996. The adoption of this statement did not have a material impact on the financial condition, operations or cash flows of the Company.

2.       MERGERS AND BRANCH ACQUISITION

              On January 19, 1996, the Company acquired Banyan Bank ("Banyan") for $9,701,320, plus $60,000 in merger related costs. The purchase price, which was paid in the form of cash, was determined based upon a multiple of Banyan's shareholders' equity balance, limited to a specified amount, as of the last day of the month prior to closing. Banyan was a state chartered commercial bank headquartered in Boca Raton, Florida, with one full service branch located in Boynton Beach, Florida.

              The acquisition was accounted for as a purchase. Accordingly, operations of Banyan Bank are included since the acquisition date. Approximately $5,000,000 in goodwill was recorded, representing the purchase price in excess of the fair value of the net assets acquired, and is being amortized over 15 years using the straight-line method.

              The following summarizes the fair value of the Banyan assets acquired and liabilities assumed:

         ---------------------------------------------------------------
         (IN THOUSANDS)
         ---------------------------------------------------------------
         Cash                                                   $24,936
         Loans, net                                              35,704
         Other assets                                             1,061
         ---------------------------------------------------------------
         TOTAL ASSETS                                            61,701
         ---------------------------------------------------------------
         Deposits                                                56,439
         Other liabilities                                          527
         ---------------------------------------------------------------
         TOTAL LIABILITIES                                       56,966
         ---------------------------------------------------------------
         NET ASSETS ACQUIRED                                     $4,735
         ===============================================================

         Pro forma financial information for Republic Security Financial Corporation, as if the Banyan Bank merger had taken place as of January 1, 1995 and April 1, 1994 for income and per share data is as follows:


         ================================================================================
                                                      NINE MONTHS ENDED       YEAR ENDED
         (IN THOUSANDS EXCEPT PER SHARE DATA)         DECEMBER 31, 1995   MARCH 31, 1995
         --------------------------------------------------------------------------------
         Total interest income                                  $19,399          $19,689
         ================================================================================
         Net interest income after provision
           for loan losses                                      $10,068          $10,765
         ================================================================================
         Income before taxes                                     $4,130           $2,512
         ================================================================================
         Net income                                              $2,395           $1,507
         ================================================================================
         Net income per common share                              $0.23            $0.11
         ================================================================================

              The pro forma data is for information purposes only and may not be indicative of the results that actually would have occurred if the transaction had been consummated on the dates indicated and should not be construed as being representative of future periods.

              In December, 1995 the Bank acquired the West Palm Beach branch office of Century Bank, an unaffiliated thrift. In connection with the acquisition, the Bank assumed approximately $30,300,000 of deposit liabilities and acquired $29,200,000 of assets, including $12,300,000 of adjustable rate single family residential loans and $16,900,000 in cash, net of $1,125,000 paid to the seller for the transfer of such assets and liabilities to the Bank. The amount paid to the seller is included in other assets in the consolidated statement of financial condition at December 31, 1995 and is being amortized over seven years using the straight-line method.

              On November 30, 1994, the Bank acquired Governors Bank Corporation (Governors) for $5,154,000, plus $153,000 in merger related costs. Governors was a state chartered commercial bank headquartered in West Palm Beach, Florida. The acquisition was accounted for as a purchase and approximately $3,300,000 in goodwill was recorded, representing the purchase price in excess of the fair value of the net assets acquired, and is being amortized over 15 years using the straight-line method.

              The following summarizes the fair value of the Governors' assets acquired and liabilities assumed:

         -------------------------------------------------------------------
         (IN THOUSANDS)
         -------------------------------------------------------------------
         Cash                                                        $6,973
         Investment securities                                       15,160
         Loans, net                                                  40,283
         Other assets                                                 1,891
         -------------------------------------------------------------------
         TOTAL ASSETS                                                64,307
         -------------------------------------------------------------------
         Deposits                                                    58,140
         Securities sold under repurchase agreements                  2,515
         Other liabilities                                            1,655
         -------------------------------------------------------------------
         TOTAL LIABILITIES                                           62,310
         -------------------------------------------------------------------
         NET ASSETS ACQUIRED                                         $1,997
         ===================================================================

              Pro forma financial information for RSFC, as if the merger had taken place as of April 1, 1994, for income and per share data is as follows:

=============================================================================
                                                        YEAR ENDED MARCH 31,
(IN THOUSANDS EXCEPT PER SHARE DATA)                                   1995
-----------------------------------------------------------------------------
Total interest income                                                $19,702
=============================================================================
Net interest income after provision for loan losses                  $10,625
=============================================================================
Income before taxes and cumulative effect of
  accounting change                                                   $2,357
=============================================================================
Net income                                                            $1,507
=============================================================================
Net income per common share                                             $.30
=============================================================================

3.       INVESTMENTS

              The following is a summary of available-for-sale and held to maturity securities at December 31, 1996:


AVAILABLE-FOR-SALE
======================================================================================================================
                                                          GROSS                   GROSS
(IN THOUSANDS)                   AMORTIZED           UNREALIZED              UNREALIZED      MARKET           YIELD
                                      COST                GAINS                  LOSSES       VALUE
----------------------------------------------------------------------------------------------------------------------
Mortgage backed securities         $32,903                  $74                     $60     $32,917           7.5%
======================================================================================================================


HELD TO MATURITY
======================================================================================================================
                                                          GROSS                   GROSS
                                 AMORTIZED           UNREALIZED              UNREALIZED      MARKET
(IN THOUSANDS)                        COST                GAINS                  LOSSES       VALUE          YIELD
---------------------------- -----------------------------------------------------------------------------------------
U.S. Government securities          $6,707                  $53                      $5      $6,755           6.6%
Foreign Government securities           75                                                       75           7.5
---------------------------- -----------------------------------------------------------------------------------------
TOTAL                               $6,782                  $53                      $5      $6,830           6.6%
======================================================================================================================

              The amortized cost and estimated market value of debt securities at December 31, 1996 by contractual maturity are shown below:


HELD TO MATURITY
============================================================================================================================
                                                                             AMORTIZED             MARKET          WEIGHTED
(IN THOUSANDS)                                                                    COST              VALUE     AVERAGE YIELD
----------------------------------------------------------------------------------------------------------------------------
Due in 1 year or less                                                           $2,002             $1,997               5.3%
Due after 1 through 5 years                                                      4,730              4,783               7.2
Due after 5 years through 10 years                                                  50                 50               7.5
----------------------------------------------------------------------------------------------------------------------------
                                                                                $6,782             $6,830               6.6%
============================================================================================================================

              The anticipated maturities for mortgage-backed securities are not readily determinable since they may be prepaid without penalty.

              The following is a summary of held to maturity securities at December 31, 1995 and March 31, 1995:


======================================================================================================================
                                                            GROSS                GROSS
                                     AMORTIZED         UNREALIZED           UNREALIZED          MARKET
(IN THOUSANDS)                            COST              GAINS               LOSSES           VALUE         YIELD
----------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995:
----------------------------------------------------------------------------------------------------------------------
U.S. Government securities             $10,547               $164                   $7         $10,704         7.15%
Foreign Government securities               75                                                      75         7.50
----------------------------------------------------------------------------------------------------------------------
TOTAL                                  $10,622               $164                   $7         $10,779         7.16%
======================================================================================================================
MARCH 31, 1995:
----------------------------------------------------------------------------------------------------------------------
U.S. Government securities             $13,528                $78                              $13,606         7.20%
Foreign Government securities               75                                                      75         7.50
Other debt securities                      500                                      $2             498         5.70
----------------------------------------------------------------------------------------------------------------------
TOTAL                                  $14,103                $78                   $2         $14,179         7.15%
======================================================================================================================

              No securities were classified as available-for-sale at December 31, 1995.

              At December 31, 1996 and 1995 securities with a book value of $32,884,000 and $6,752,000, respectively, were pledged to collateralize Federal Home Loan Bank advances, repurchase agreements, public deposits and other items.

              Realized losses on trading securities for the year ended March 31, 1995, amounted to $200,000 and is included in other non-interest income.

4.       LOANS RECEIVABLE - NET

              Loans receivable - net is summarized as follows:

==============================================================================
                                             DECEMBER 31,        DECEMBER 31,
(IN THOUSANDS)                                       1996                1995
------------------------------------------------------------------------------
Residential mortgage                             $102,266            $116,328
Commercial mortgage                                58,842              25,884
Real estate construction                           29,793              36,863
Installment loans to individuals                   43,760              37,984
Commercial and financial                           23,845              14,868
------------------------------------------------------------------------------
   TOTAL LOANS                                    258,506             231,927
------------------------------------------------------------------------------
Deferred loan fees                                    (98)               (636)
Undisbursed portion of loans-in-process           (12,913)            (12,104)
Allowance for loan losses                          (2,273)             (2,431)
------------------------------------------------------------------------------
LOANS RECEIVABLE - NET                           $243,222            $216,756
==============================================================================

5.       NON-PERFORMING LOANS AND ALLOWANCE FOR LOAN LOSSES

              At December 31, 1996, 1995 and March 31, 1995, the Bank had $3,129,000, $2,422,000, and $2,427,000, respectively, in non-performing loans. Interest income not recognized on non-performing loans was $104,000 during the year ended December 31, 1996, $148,000 during the nine months ended December 31, 1995 and $35,000 for the year ended March 31, 1995, respectively.

              At December 31, 1996, 1995, and March 31, 1995 the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $878,000, $101,000, and $792,000, respectively. The related allowance for credit losses for such loans is $132,000, $15,000, and $120,000 at December 31, 1996, 1995 and March 31, 1995, respectively. The average recorded investment in impaired loans during the year ended December 31, 1996 was approximately $842,000. The average recorded investment in impaired loans for the nine months ended December 31, 1995 and year ended March 31, 1995 is $881,000 and $880,000, respectively. For the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, the Company recognized $37,500, $21,600, and $54,000, respectively, in interest income on impaired loans.

              Although management uses its best judgement in underwriting each loan, industry experience indicates that a portion of the Bank's loans will become delinquent. Regardless of the underwriting criteria utilized by financial institutions, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of security and unrelated problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in this area could result in a decrease in the value of a significant portion of the Bank's collateral.

              An analysis of changes in the allowance for loan losses is summarized as follows:

===============================================================================
                                              YEAR ENDED     NINE MONTHS ENDED
                                            DECEMBER 31,          DECEMBER 31,
(IN THOUSANDS)                                      1996                  1995
-------------------------------------------------------------------------------
Beginning balance                                 $2,431                $2,507
Reserves acquired in connection
  with merger                                        374
Provision for losses                                 155                   100
Recoveries                                           167                   632
Charge-offs                                         (854)                 (808)
-------------------------------------------------------------------------------
ENDING BALANCE                                    $2,273                $2,431
===============================================================================

6.       CASH AND AMOUNTS DUE FROM DEPOSITORY INSTITUTIONS

              The Bank is required to maintain a non-interest-bearing reserve balance with the Federal Reserve Bank. The average reserve balance requirement was approximately $1,800,000 for the year ended December 31, 1996.

7.       PROPERTY AND EQUIPMENT

              Property and equipment is summarized as follows:

=============================================================================
                                           DECEMBER 31,         DECEMBER 31,
(IN THOUSANDS)                                     1996                 1995
-----------------------------------------------------------------------------
Land and buildings                               $6,580               $5,879
Furniture and equipment                           3,557                2,061
Leasehold improvements                              836                  544
-----------------------------------------------------------------------------
TOTAL                                            10,973                8,484
Less accumulated depreciation and
  amortization                                    1,973                1,292
-----------------------------------------------------------------------------
PROPERTY AND EQUIPMENT-NET                       $9,000               $7,192
=============================================================================

              Rent expense for the year ended December 31, 1996 was $818,000. Rent expense for the nine months ended December 31, 1995 and the year ended March 31, 1995 was $477,000 and $419,000, respectively.

8.       MORTGAGE BANKING ACTIVITIES

              The Bank is engaged in the business of acquiring the rights to service mortgage loans for others. The costs incurred to acquire such rights are capitalized and amortized in proportion to, and over the period of, the estimated net servicing income (servicing revenue in excess of servicing costs) and are reflected on the consolidated statements of financial condition as loan servicing rights.

              On May 12, 1995, the Financial Accounting Standards Board issued Statement No. 122 "Accounting for Mortgage Servicing Rights", an amendment to Statement No. 65. The Company elected to adopt this standard for financial statement reporting as of April 1, 1995, for the nine months ended December 31, 1995. Statement No. 122 prohibits retroactive application to prior years.

              Statement No. 122 requires that a portion of the cost of originating a mortgage loan be allocated to the mortgage servicing right based on its fair value relative to the loan as a whole. To determine the fair value of servicing rights created after the adoption of Statement No. 122, the Company used a valuation model that calculates the present value of estimated future cash flows. This valuation method incorporates assumptions determined by the Company about the discount rate, prepayment speeds, default and interest rates. No servicing rights were recorded during the year ended December 31, 1996 and the nine months ended December 31, 1995 as mortgage banking activities during the period were insignificant.

              In determining servicing value impairment at December 31, 1996 and 1995, the mortgage servicing rights were disaggregated into predominant risk characteristics. The company has determined those risk characteristics to be loan interest rate, loan type and investor type. These segments of the portfolio were then valued using a valuation model that calculates the present value of future cash flows to determine the fair value of the servicing rights using current assumptions. The calculated value was then compared with the book value of each segment to determine if a reserve for impairment was required. The fair value of mortgage servicing rights at December 31, 1996 and 1995 is $2,253,000 and $2,670,000, respectively.

              At December 31, 1996 and 1995, the Bank serviced mortgage loans for others in the amount of $277,000,000 and $307,000,000, respectively. Accumulated amortization relating to loan servicing rights was $5,740,000, $5,226,000, and $4,976,000 at December 31, 1996,
         1995, and March 31, 1995, respectively.

              The amount capitalized and amortized relating to loan servicing rights for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, are shown below:

--------------------------------------------------------------------------
(IN THOUSANDS)
--------------------------------------------------------------------------
BALANCE MARCH 31, 1994                                           $    775
  Amount capitalized                                                2,322
  Amortization                                                       (301)
--------------------------------------------------------------------------
BALANCE MARCH 31, 1995                                              2,796
  Amortization                                                       (250)
--------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995                                           2,546
Amortization                                                         (514)
--------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                                          $2,032
==========================================================================

              There were no sales of servicing during the year and nine months ended December 31, 1996 and December 31, 1995. The amount of aggregate gains on sales of servicing included in operations for the year ended March 31, 1995 was $299,000.

9.       DEPOSITS

              The weighted-average nominal rate payable on all deposits was 4.0% at December 31, 1996 and 1995. The nominal rates at which the Bank incurred interest on deposits and related balances of such deposits are as follows:

===============================================================================
                                            DECEMBER 31,          DECEMBER 31,
(IN THOUSANDS)                                      1996                  1995
-------------------------------------------------------------------------------
Non-interest bearing accounts                 $   30,341             $  23,867
NOW accounts (1.50%)                              35,372                28,202
Saving accounts (2.55%)                           19,137                19,699
Money market deposits account (2.88%)             39,902                14,536
CERTIFICATE ACCOUNTS:
    Up to 4.0%                                     3,006                 3,490
    4.01% to 4.5%                                 10,395                 2,530
    4.51% to 5.0%                                 27,276                31,280
    5.01% to 5.5%                                 44,869                32,491
    5.51% to 6.0%                                 46,429                23,397
    6.01% to 6.5%                                  8,718                27,453
    Over 6.51%                                     7,142                16,590
-------------------------------------------------------------------------------
Total certificates                               147,835               137,231
-------------------------------------------------------------------------------
TOTAL                                           $272,587              $223,535
===============================================================================

              The Bank incurred interest on deposits as follows:

===============================================================================
                                 YEAR ENDED,  NINE MONTHS ENDED     YEAR ENDED
                                DECEMBER 31,       DECEMBER 31,      MARCH 31,
(IN THOUSANDS)                          1996               1995           1995
-------------------------------------------------------------------------------
Savings accounts                   $     522           $    405       $    607
NOW accounts                             507                454            419
Money market deposit accounts          1,128                312            437
Certificate accounts                   8,209              5,775          4,781
-------------------------------------------------------------------------------
TOTAL                                $10,366             $6,946         $6,244
===============================================================================

              The amounts and maturities of certificate accounts at December 31, 1996 are as follows:

-------------------------------------------------------------------------------
(in thousands):
-------------------------------------------------------------------------------
Within 12 months                                                      $118,916
12 to 24 months                                                         17,199
24 to 36 months                                                          3,884
36 to 48 months                                                          6,691
Over 48 months                                                           1,145
-------------------------------------------------------------------------------
Total                                                                 $147,835
===============================================================================

              The amounts and scheduled maturities of certificate accounts in the amount of $100,000 or more at December 31, 1996 are as follows (IN THOUSANDS):

===============================================================================
Within 3 months                                                        $ 9,656
3 to 6 months                                                            4,105
6 to 12 months                                                           7,693
Over 12 months                                                           3,746
-------------------------------------------------------------------------------
Total                                                                  $25,200
===============================================================================

10.      BORROWED MONEY

              The Bank has entered into an agreement with the Federal Home Loan Bank ("FHLB") which enables the Bank to obtain advances that are collateralized by FHLB stock and mortgage loans. In accordance with the agreement, the Bank has pledged, as collateral, loans with principal balances of approximately $35,000,000 and $42,000,000 at December 31, 1996 and 1995, respectively and mortgage-backed securities of $25,600,000 at December 31, 1996. Based on the current pledged loan amount, the Bank's borrowing limit is approximately $39 million with a remaining borrowing capacity of $9,000,000 at December 31, 1996. Outstanding advances from the Federal Home Loan Bank consisted of the following:

===============================================================================
                          DECEMBER 31,    DECEMBER 31,
(IN THOUSANDS)                    1996            1995          INTEREST RATE
-------------------------------------------------------------------------------
MATURE DURING
1996                                           $25,000         5.91% variable
1997                            $5,000                          6.95% variable
2001                            25,000                           5.61% fixed
-------------------------------------------------------------------------------
Total                          $30,000         $25,000
===============================================================================

              Effective December 20, 1999 and each quarter thereafter, the FHLB has the option to convert the $25,000,000 fixed rate advance to a three month LIBOR-based floating rate advance at the then current three month LIBOR. If the FHLB elects to convert the advance, then the Bank will have the option to terminate the advance without a prepayment fee.

              On March 29, 1995, the Company's outstanding redeemable subordinated debentures and cancelable mandatory stock purchase contracts were called for redemption. Upon surrender of the Debentures, and at the option of the Bondholder, the Bondholder received a number of shares of the Company's Common Stock equal to the principal amount of the Debenture divided by the adjusted per share price of $2.90 or cash equal to 104% of the principal amount of the Debenture. As a result of the conversion, 634,476 shares of Common Stock were issued, and shareholders' equity increased by $1,751,000.

              The Bank enters into sales of securities under agreements to repurchase. Variable rate reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities in the consolidated statement of financial condition at December 31, 1996 and 1995. Securities sold under agreements to repurchase are collateralized by U.S. Government Treasury notes and U.S. Government agency notes with an aggregate carrying value of $3,422,000, accrued interest of $85,000, and a market value of $3,532,000 at December 31, 1996. The aggregate carrying value of securities pledged at December 31, 1995 was $4,024,000, accrued interest of $15,000 with a market value of $4,103,000. All agreements mature daily and have a weighted interest rate of 4.87% at December 31, 1996. All securities underlying agreements are held by an independent safekeeping agent and all agreements are to repurchase the same securities. Securities sold under agreements to repurchase averaged $1,911,000 during the year ended December 31, 1996 and $2,385,000 during the nine months ended December 31, 1995. The maximum amount outstanding at any month-end during the year ended December 31, 1996 was $2,352,000 and the maximum outstanding at any month-end during the nine months ended December 31, 1995 was $2,651,000.

11.      SHAREHOLDERS' EQUITY

              The Company's ability to pay cash dividends on its Common Stock is limited to the amount of dividends it could receive from the Bank plus its own cash and cash equivalents. At December 31, 1996, these amounts were $5,320,000 and $9,068,000, respectively. The amount of dividends the Bank is permitted to pay to the Company is restricted by regulation to 100% of its calendar year to date net income plus net profits for the preceding two years. With the approval of the Florida Department of Banking and Finance (the "Department"), the Bank may declare a dividend from retained net profits which accrued prior to the preceding two years, but, first, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the Bank until the fund at least equals the amount of the Bank's Common Stock then issued and outstanding. In addition, the Bank shall not declare any dividend if its net income from the current year, combined with the retained net income for the preceding two years, is a loss or if the dividend would cause the capital account of the Bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Department or a federal regulatory agency. The Bank paid $1,610,000, and $530,000 in dividends to the Company during the year ended December 31, 1996 and nine months ended December 31, 1995, respectively.

              The balance, activity, exercise price, and expiration dates of the Company's options, warrants, and equity contracts for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995 are as follows:


============================================================================================================================
                                                                                                               EQUITY
                                                         OPTIONS                          WARRANTS           CONTRACTS
----------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 31, 1994                   19,390   97,024   80,707    1,334   42,000   165,216   511,153             674,754
Issued                          6,000
Expired                                  (3,622)
Exercised                                (1,000)           (2,003)  (1,334)                                         (13,786)
----------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 31, 1995          6,000    14,768   97,024   78,704        0   42,000   165,216   511,153             660,968
Issued
Exercised                                                 (2,668)                              (211,300)           (634,476)
Canceled                                                                                                            (26,492)
----------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995       6,000    14,768   97,024   76,036        0   42,000   165,216   299,853                   0
Expired                                                                                         (31,727)
Exercised                                (4,622)                                               (268,126)
----------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996       6,000    10,146   97,024   76,036        0   42,000   165,216         0                   0
============================================================================================================================
Exercise Price                  $5.00     $2.50    $2.48    $2.62    $2.08    $3.33     $5.00     $3.90               $2.90
Expiration Date              12/31/97         *  9/25/01  2/24/98  2/24/98   6/1/03   11/1/00   1/22/96              5/1/96
----------------------------------------------------------------------------------------------------------------------------
*  4,622 OPTIONS EXPIRE ANNUALLY
============================================================================================================================

              In addition to the stock options listed above, options to purchase 10,000 shares at $6.50 per share are outstanding at December 31, 1996 for which the vesting terms had not been met.

              All the warrants and equity contracts listed in the table above were exercisable from the date issued. Options with exercise prices of $2.48, $2.62, $2.08 and $3.33 were exercisable from the date issued. Options with an exercise price of $2.50 options are exercisable at various dates in accordance with an employment contract.

              The price of all options, warrants and equity contracts issued was equal to the market value of the stock at the time of issuance. Accordingly, no compensation expense was recognized.

              The Company issued 5% and 10% stock dividends on January 21, 1994, and April 1, 1993, respectively. All references in the consolidated financial statements and notes to amounts per common share and to number of common shares have been restated to give retroactive effect for these stock dividends.

              As of December 20, 1995, the Company awarded stock appreciation rights ("SARs") to two executives and to its non-employee directors. The SARs vest and become exercisable as follows:

               =======================================================
                   DATE                   SARS             BASE PRICE
               -------------------------------------------------------
                January 1, 1997          220,000              $5.75
                January 1, 1998          620,000              $8.00
               =======================================================

              All unexercised SARs expire on January 1, 2006. Compensation expense, equal to the difference in the market price of the Company's common stock and the base price of the SARs, will be recognized on the vesting date and adjusted in subsequent periods for changes in the market price.

              In November 1995, the Company issued 2,070,000 and 1,035,000 shares of Common and non-voting Series C Preferred Stock, respectively. Each share of Series C Preferred Stock can be converted at any time, at the option of the holder, into 1.55 shares of the Company's Common Stock at a conversion price of $6.45 per common share. The Series C Preferred Stock bears a dividend rate of 7.0% on its stated value of $10.00 per share. The Series C Preferred Stock can be redeemed at the Company's option any time after November 30, 1999 at a redemption price ranging from $10.00 per share to $10.42 per share, subject to certain events. The Series C Preferred Stock can also be redeemed by the Company prior to November 30, 1999 if the Common Stock has a closing bid price which is at least 140% of the conversion price for 20 consecutive trading days prior to the date of the notice of redemption.

              On June 21, 1996, the Company called the 7.5% Cumulative Convertible Preferred Stock Series A (the "Preferred Stock") for redemption on July 26, 1996 ("Redemption Date"). The Preferred Stock became payable and ceased to accrue dividends on that date, and upon surrender of the stock certificates for redemption, the holders received the redemption price of $10 per share, or alternatively, the holders surrendered each of their shares of Preferred Stock for conversion into 2.47 shares of the Company's common stock. In connection with the redemption, 982,995 shares of the Company's common stock were issued.

              In the year ended March 31, 1995, the Company adopted a shareholder rights plan. Under the terms of the plan, preferred share purchase rights will be distributed as a dividend at the rate of one right for each share of Common Stock. Each right will entitle the holder to buy 1/100th of a share of Series B Junior Participating Preferred Stock at an exercise price of $18.00 per share. Each preferred share fraction will have voting and dividend rights equivalent to one common share. The rights become exercisable upon the occurrence of certain events as defined in the Shareholder Rights Plan and expire April 4, 2005. As of December 31, 1996, the Shareholder Rights Plan requires 6,587,653 shares of Common Stock.

12.      CAPITAL COMPLIANCE

              The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, action by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgements by the regulators about components, risk weightings, and other factors.

              Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 1996, the Company and the Bank exceeded all capital adequacy requirements to which it is subject.

              As of December 31, 1996, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no actual conditions or events since that notification that management believes have changed the Bank's category.

              The following table shows the actual capital amounts and ratios of the Bank, minimum capital requirements and well capitalized requirements:



================================================================================================================
                                                              MINIMUM FOR                  MINIMUM FOR
                                         ACTUAL           CAPITAL ADEQUACY              WELL CAPITALIZED
(DOLLARS IN THOUSANDS)            AMOUNT        RATIO    AMOUNT        RATIO       AMOUNT                 RATIO
---------------------------------------------------------------- -----------------------------------------------
AS OF DECEMBER 31, 1996:
Total risk based capital         $30,154        14.5%   $18,440         8.0%      $23,050                 10.0%
Tier 1 risk based capital        $27,881        13.4%    $9,220         4.0%      $13,830                  6.0%
Leverage capital                 $27,881         8.9%   $12,565         4.0%      $15,765                  5.0%

AS OF DECEMBER 31, 1995:
Total risk based capital         $25,216        13.4%   $15,020         8.0%      $18,775                 10.0%
Tier 1 risk based capital        $22,854        12.1%    $7,510         4.0%      $11,266                  6.0%
Leverage capital                 $22,854         8.4%   $10,770         4.0%      $13,465                  5.0%
================================================================================================================


              The following table shows the capital amounts and ratios of the
         Company:


===============================================================================
                                                  ACTUAL
(DOLLARS IN THOUSANDS)                            AMOUNT                 RATIO
-------------------------------------------------------------------------------
AS OF DECEMBER 31, 1996:
Total risk based capital                         $38,955                 16.9%
Tier 1 risk based capital                        $36,685                 15.9%
Leverage capital                                 $36,685                 11.7%

AS OF DECEMBER 31, 1995:
Total risk based capital                         $43,280                 23.0%
Tier 1 risk based capital                        $36,310                 19.3%
Leverage capital                                 $36,310                 13.5%
===============================================================================


13.      COMMITMENTS AND CONTINGENCIES

              The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to extend credit.

              The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

              Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The total commitment amounts do not necessarily represent future cash requirements as some commitments expire without being drawn upon. The Bank evaluates each customer's credit worthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the counterparty.

              At December 31, 1996, the Bank had adjustable rate commitments to extend credit of $22,800,000, excluding the undisbursed portion of loans-in-process. These commitments are primarily for one-to-four family residential properties and commercial lines of credit secured by commercial real estate or other business assets.

              The Company and its subsidiaries have entered into noncancellable operating leases with future minimum lease payments of the following:

-----------------------------------------------------------------
(IN THOUSANDS)
-----------------------------------------------------------------
1997                                $   839
1998                                    605
1999                                    333
2000                                    159
2001                                    133
Thereafter                              352
-----------------------------------------------------------------
                                     $2,421
=================================================================

              Certain leases contain provisions for renewal and for rents to adjust with the consumer price index. In addition, the Company subleases portions of the leased space. Future minimum lease payments to be received by the Company amounts to $54,000, $54,000 and $22,000 in 1997, 1998 and 1999, respectively.

              The Company has a non-qualified unfunded retirement plan for three present and one former executive of the Company. Pension costs, consisting of service costs and interest costs, amounted to $141,000, $90,000, and $90,000, for the year ended December 31, 1996, the nine months ended December 31, 1995 and for the year ended March 31, 1995, respectively. The retirement benefit to the employee will range between 30% to 70% of his or her average base salary for the last three years of employment and will commence no earlier than age 55 nor later than age 62. A discount rate of 7% and a rate of compensation increase of 4% is used to measure the projected benefit obligation. The net pension liability (all vested) at December 31, 1996 and 1995 was $821,000 and $645,000, respectively.

              In October 1991, the Company established a 401(k) plan covering substantially all employees. The employer contribution to the 401(k) plan is determined annually by the Board of Directors. Expense under the plan for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995 amounted to $131,000, $70,000, and $95,000, respectively.

              The Company has employment agreements with two executives which provide for severance arrangements in the event of involuntary termination from a change in control (as defined) of the Company.

              In addition to the above commitments and contingencies, there are various matters of litigation pending against the Company that management has reviewed with legal counsel. At December 31, 1996, $387,000 related to pending litigation was accrued and included in other liabilities. In the opinion of management of the Company, amounts accrued for awards of assessments in connection with these matters are adequate and ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flow.

14.      RELATED PARTY TRANSACTIONS

              A Director of the Company and the Bank owns an appraisal firm which receives fees from the Bank for appraisals of real estate relating to various residential loan transactions. During the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, such fees aggregated approximately $50,000, $58,000, and $140,000, respectively.

              An analysis of the activity of the aggregate loans to officers and directors is as follows:

------------------------------------------------------------------------------
(IN THOUSANDS)
------------------------------------------------------------------------------
BALANCE MARCH 31, 1994                                                   $761
Additions                                                                 327
Principal reductions                                                      (95)
------------------------------------------------------------------------------
BALANCE MARCH 31, 1995                                                    993
Additions                                                                 296
Principal reductions                                                     (392)
------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995                                                 897
Additions                                                                 470
Principal reductions                                                     (503)
------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                                                $864
==============================================================================

15. FEDERAL DEPOSIT INSURANCE CORPORATION SPECIAL SAVINGS ASSOCIATION INSURANCE FUND ASSESSMENT

              On September 30, 1996, President Clinton signed into law a bill which called for a one-time Federal Deposit Insurance Fund (FDIC) premium for deposits insured by the Savings Association Insurance Fund. Republic Security Bank's one-time premium expense associated with the bill was $1,154,000, which is reflected in insurance expense in the December 31, 1996 consolidated statement of income.

16.      INCOME TAXES

              Net deferred tax assets are included in other assets on the consolidated balance sheets at December 31, 1996 and 1995. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

=============================================================================
                                              DECEMBER 31,      DECEMBER 31,
(IN THOUSANDS)                                        1996              1995
-----------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Net operating loss                                    $878              $993
Loan loss provision                                    467               272
Deferred compensation                                  165               128
Depreciation                                            71               100
Accrued expenses                                                           9
Investment basis                                                          33
OREO expenses                                           90               149
-----------------------------------------------------------------------------
                                                     1,671             1,684
Valuation allowance                                   (699)           (1,136)
-----------------------------------------------------------------------------
Deferred tax assets, net of allowance                  972               548
-----------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Excess servicing rights                                107               197
Deferred loan fees                                     182               129
Other                                                    9                15
-----------------------------------------------------------------------------
Total                                                  298               341
-----------------------------------------------------------------------------
Net deferred tax asset                                $674              $207
=============================================================================

              Significant components of the provision for income taxes for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, are as follows:

===============================================================================
                             YEAR ENDED      NINE MONTHS ENDED      YEAR ENDED
                           DECEMBER 31,           DECEMBER 31,       MARCH 31,
(IN THOUSANDS)                     1996                   1995            1995
-------------------------------------------------------------------------------
CURRENT:
Federal                          $1,383                   $828            $480
State                               175                    159              44
-------------------------------------------------------------------------------
                                  1,558                    987             524
-------------------------------------------------------------------------------
DEFERRED (BENEFIT):
Federal                             131                    171             119
State                                22                     11              20
-------------------------------------------------------------------------------
                                    153                    182             139
===============================================================================
                                 $1,711                 $1,169            $663
===============================================================================

              A reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes is as follows for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995:


============================================================================================
                                            YEAR ENDED   NINE MONTHS ENDED       YEAR ENDED
                                          DECEMBER 31,        DECEMBER 31,        MARCH 31,
(IN THOUSANDS)                                    1996                1995             1995
--------------------------------------------------------------------------------------------
Income taxes at federal rate                    $1,398              $1,070             $623
DIFFERENCES RESULTING FROM:
       State income taxes, net of
         federal tax benefit                       112                 103               42
       Amortization of goodwill                    160                  56               10
       Other, net                                   41                 (60)             (12)
--------------------------------------------------------------------------------------------
Income taxes                                    $1,711              $1,169             $663
============================================================================================

              As of December 31, 1996, the Company had net operating loss carryforwards, acquired in connection with mergers, of approximately $2,334,000 for income tax purposes that expire over various time periods through the year 2008. As a result of the ownership changes, the utilization of these net operating loss carryforwards is limited annually to specified amounts determined in accordance with the Internal Revenue Code. At December 31, 1996, a valuation allowance of approximately $699,000 is recorded primarily to offset the deferred tax assets related to the net operating loss carryforwards resulting from the Governors merger. If realized, the tax benefit for these operating loss carryforwards will be applied to reduce goodwill related to this merger. Goodwill was reduced $320,000 in 1996 due to the tax benefit from the utilization of the Governors net operating loss carryforward.

17.      PARENT COMPANY FINANCIAL INFORMATION


===================================================================================================================
STATEMENTS OF FINANCIAL CONDITION                                   DECEMBER 31,                      DECEMBER 31,
(IN THOUSANDS)                                                              1996                              1995
-------------------------------------------------------------------------------------------------------------------
ASSETS:
Investments in and advances to subsidiaries                              $36,747                           $25,713
Cash and cash equivalents                                                  9,068                            18,505
Other assets                                                                  81                                45
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                                    $45,896                           $44,263
-------------------------------------------------------------------------------------------------------------------

===================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Accounts payable and accrued expenses                                       $323                              $429
SHAREHOLDERS' EQUITY:
Preferred stock                                                           10,350                            14,365
Common stock                                                                  79                                66
Additional paid-in-capital                                                31,101                            26,035
Retained earnings                                                          4,043                             3,368
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                45,573                            43,834
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                                    $45,896                           $44,263
===================================================================================================================


========================================================================================================
STATEMENTS OF INCOME                                   YEAR ENDED         NINE MONTHS        YEAR ENDED
                                                     DECEMBER 31,  ENDED DECEMBER 31,          MARCH 31,
(IN THOUSANDS)                                               1996                1995              1995
--------------------------------------------------------------------------------------------------------
INCOME:
Interest                                                     $447                $196              $410
Other                                                         123                 134                96
--------------------------------------------------------------------------------------------------------
TOTAL                                                         570                 330               506
--------------------------------------------------------------------------------------------------------
EXPENSES:
Interest                                                                           31               240
General and administrative                                    293                 207               278
--------------------------------------------------------------------------------------------------------
TOTAL                                                         293                 238               518
--------------------------------------------------------------------------------------------------------
Income (loss) before undistributed
  earnings of subsidiaries and income tax benefit             277                  92               (12)
Income tax expense (benefit)                                  101                  33                (5)
--------------------------------------------------------------------------------------------------------
Income (loss) before undistributed earnings of
  subsidiaries                                                176                  59                (7)
Equity in undistributed earnings of subsidiaries            2,224               1,918             1,174
--------------------------------------------------------------------------------------------------------
NET INCOME                                                 $2,400              $1,977            $1,167
========================================================================================================


=======================================================================================================================
STATEMENTS OF CASH FLOWS                              YEAR ENDED             NINE MONTHS ENDED              YEAR ENDED
(IN THOUSANDS)                                 DECEMBER 31, 1996             DECEMBER 31, 1995          MARCH 31, 1995
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                $2,400                        $1,977                  $1,167
Adjustments to reconcile net income to net
  cash provided by operating activities:
Dividends received from Bank                               1,610                           530                     535
Other                                                     (2,328)                       (1,446)                 (1,430)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                  1,682                         1,061                     272
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Additional investment in subsidiary                      (10,418)                       (3,000)                 (1,500)
Purchase of Governors Bank subsidiary                                                                           (5,154)
Other, net                                                                                                        (148)
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                    (10,418)                       (3,000)                 (6,802)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Sale of common and preferred
  stock, net of stock issuances costs                                                   19,404
Cash dividends                                            (1,733)                         (631)                   (519)
Other, net                                                 1,032                           653                     113
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing
  activities                                                (701)                       19,426                    (406)
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash
  equivalents                                             (9,437)                       17,487                  (6,936)
Cash and cash equivalents at beginning of year            18,505                         1,018                   7,954
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                  $9,068                       $18,505                  $1,018
=======================================================================================================================

18.      FAIR VALUES OF FINANCIAL INSTRUMENTS

              The following is a disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all non-financial instruments are excluded from its disclosure requirements. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Bank.

              The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

         CASH AND INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts reported in the balance sheet for these assets approximate their fair values.

         INVESTMENTS AVAILABLE-FOR-SALE AND HELD TO MATURITY: Fair value for investments are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         LOANS: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain fixed rate mortgage loans (e.g., one-to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans) are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair values of mortgage-backed securities are based on quoted market prices.

         LOANS HELD FOR SALE: The fair value represents the anticipated proceeds from sale of the loans.

         OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Bank's loan commitments are based on estimated market prices of comparable instruments taking into account the remaining terms of the agreements and the counterparties' credit standing. The aggregate fair value of loan commitments is not material.

         DEPOSITS: The fair value disclosed for demand deposits (e.g., interest and non-interest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (e.g., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair value for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual monthly maturities on time deposits. The fair value of demand deposits is the amount payable on demand, without adjusting for any value derived from retaining those deposits for an expected future period of time. That component, commonly referred to as a deposit base intangible, is not considered in the above fair value amount nor is it recorded as an intangible asset in the balance sheet.

         OTHER BORROWINGS: The fair values of FHLB advances and securities sold under agreement to repurchase are estimated using discounted cash flow analysis, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

         BANK DRAFTS PAYABLE: The fair value of Bank drafts payable is assumed to equal its carrying value due to its short maturity.

              The estimated fair values of the Company's financial instruments at December 31 are as follows:


=====================================================================================================================
                                                        1996                                       1995
                                           CARRYING                 FAIR              CARRYING               FAIR
(IN THOUSANDS)                              AMOUNT                  VALUE              AMOUNT               VALUE
---------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and interest-bearing deposits           $39,304                $39,304            $54,373               $54,373
Investments available-for-sale                32,917                 32,917
Investments held for maturity                  6,782                  6,830             10,622                10,779
Loans receivable - net                       243,222                243,733            216,756               219,823
Loans held for sale                            7,773                  7,850
FINANCIAL LIABILITIES:
Deposits                                    $272,587               $273,417           $223,535              $224,215
FHLB advances                                 30,000                 30,000             25,000                25,000
Securities sold under agreements
 to repurchase                                 2,076                  2,076              2,350                 2,350
Bank drafts payable                            3,778                  3,778              3,155                 3,155
=====================================================================================================================

19.      SEGMENT INFORMATION

              As of April 1, 1995 all mortgage banking activities were included as part of banking activities. Mortgage banking related activities are considered incidental to the Bank's strategic plan and are performed in order to accommodate banking customer and market needs.

              During the year ended March 31, 1995, the Company operated in two industry segments (as defined by Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise"). The two industry segments were banking and mortgage banking. However, due to the significant decline in the mortgage banking industry, the Company significantly reduced its operations in mortgage banking activities. As a result of the Company's reduction in mortgage banking activities, the Company no longer operates in the mortgage banking industry segment (as defined by SFAS No. 14).

              Revenues in the banking segment consisted primarily of interest on mortgage loans and investment securities. Mortgage banking activities derive revenues primarily from interest on loans held for sale, sales of loans in the secondary mortgage market, sale of loan servicing rights, and fees on loans serviced. Intercompany transactions have been eliminated from the industry segments and consolidated financial data presented below. The following is a presentation of the revenues and operating income (losses) for the year ended March 31, 1995:

-------------------------------------------------------------------------------
(IN THOUSANDS)                     BANKING    MORTGAGE BANKING     CONSOLIDATED
-------------------------------------------------------------------------------
Net interest income after
   provision for loan losses        $7,394              $1,297           $8,691
Non-interest income                  1,211                                1,211
Mortgage banking income                                  1,788            1,788
Depreciation                           280                 179              459
Non-interest expense                 5,365               4,036            9,401
-------------------------------------------------------------------------------
Income (loss) before taxes          $2,960             $(1,130)          $1,830
===============================================================================

20.      SUBSEQUENT EVENT


              On January 7 1997, the Bank entered into a definitive agreement whereby Family Bank, a Florida state chartered, commercial bank, will merge with Republic Security Bank, subject to shareholder and regulatory approval as well as other conditions. The definitive agreement provides for a fixed exchange ratio whereby shareholders of Family Bank will receive 13 shares of Republic Security Financial Corporation common stock for each share of Family Bank stock. The Company will issue approximately 8.3 million shares of Republic Security Financial Corporation common stock for all outstanding shares of Family Bank stock in a tax free exchange, accounted for as a pooling-of-interests. Family Bank is headquartered in Hallandale, Florida with six branch locations in Broward County and has total assets, loans and deposits of approximately $248 million, $159 million and $216 million, respectively, at December 31, 1996.

                                   FAMILY BANK

                              FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF FINANCIAL CONDITION
============================================================================
                                                   MARCH 31,   DECEMBER 31,
                                                        1997           1996
(AMOUNTS IN THOUSANDS)                           (UNAUDITED)
----------------------------------------------------------------------------
ASSETS
Cash and due from banks                              $13,491        $12,768
Federal funds sold                                    11,200         13,025
----------------------------------------------------------------------------
   Cash and cash equivalents                          24,691         25,793
Investments available - for - sale                    12,140         16,753
Investments held to maturity (Market value of
    $40,782 and $39,173 at March 31, 1997
    and December 31, 1996, respectively)              41,051         39,036
Loans, net                                           165,428        157,352
Premises and equipment, net                            5,206          5,289
Other real estate owned                                  860            251
 Accrued interest receivable and other assets          3,545          3,379
----------------------------------------------------------------------------
                                                    $252,921       $247,853
----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Deposits                                            $218,754       $216,469
Securities sold under agreements to repurchase         7,877          6,557
Notes payable                                            380            380
Accrued interest payable and other liabilities         4,080          3,856
----------------------------------------------------------------------------
          Total liabilities                          231,091        227,262
----------------------------------------------------------------------------
COMMITMENTS  AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Common stock, $5 par value; 1,200,000 shares
  authorized; 591,669 and 590,514 shares
  issued and outstanding at March 31, 1997 and
  December 31, 1996, respectively                      2,958          2,952
Additional paid - in capital                           3,398          3,373
Retained earnings                                     15,552         14,271
Unrealized loss on investments
  available-for-sale, net of taxes                       (78)            (5)
----------------------------------------------------------------------------
          Total shareholders' equity                  21,830         20,591
----------------------------------------------------------------------------
                                                    $252,921       $247,853
============================================================================

SEE NOTES TO CONDENSED FINANCIAL STATEMENTS.

CONDENSED STATEMENTS OF INCOME
==============================================================================
                                                      THREE MONTHS ENDED
                                                          MARCH 31,
                                                 1997                    1996
(AMOUNTS IN THOUSANDS)                                    (UNAUDITED)
------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                     $3,775                  $3,428
Interest on federal funds sold                    102                     153
Interest and dividends on investments             766                     581
------------------------------------------------------------------------------
                                                4,643                   4,162
------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest on deposits                            1,531                   1,293
Interest on borrowings                             69                      48
------------------------------------------------------------------------------
                                                1,600                   1,341
------------------------------------------------------------------------------
Net interest income                             3,043                   2,821
Provision for loan losses                           0                      50
------------------------------------------------------------------------------
Net interest income after provision
   for loan losses                              3,043                   2,771
------------------------------------------------------------------------------
NON-INTEREST INCOME:
Service charges on deposit accounts               488                     423
Net gain on sale of investment securities          15                       1
Other income                                       63                     116
------------------------------------------------------------------------------
                                                  566                     540
------------------------------------------------------------------------------
OPERATING EXPENSES:
Salaries and employee benefits                  1,010                     971
Occupancy expenses                                290                     288
Professional fees                                  54                     100
Advertising and promotion                          76                      65
Other real estate                                  23                      23
Communications                                     60                      59
Data processing                                     9                       6
Insurance                                          48                      38
Other                                             151                     279
------------------------------------------------------------------------------
                                                1,721                   1,829
------------------------------------------------------------------------------
Income before income taxes                      1,888                   1,482
Provision for income taxes                        607                     450
------------------------------------------------------------------------------
Net income                                     $1,281                  $1,032
==============================================================================

SEE NOTES TO CONDENSED FINANCIAL STATEMENTS



CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
===================================================================================================================
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)                                                    UNREALIZED
                                                                                            GAIN (LOSS)
                                                                                         ON INVESTMENTS
                                                             ADDITIONAL                       AVAILABLE
                                   COMMON        COMMON         PAID-IN       RETAINED        FOR-SALE,
                                   SHARES         STOCK         CAPITAL       EARNINGS     NET OF TAXES      TOTAL
-------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995        581,990        $2,910          $3,188        $11,894             $150    $18,142
-------------------------------------------------------------------------------------------------------------------
Issuance of common stock            8,524            42             185                                        227
Net income                                                                       4,440                       4,440
Cash dividends                                                                  (2,063)                     (2,063)
Net change in unrealized                                                                           (155)      (155)
gain (loss) on investments
available-for-sale
-------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996        590,514         2,952           3,373         14,271               (5)    20,591
-------------------------------------------------------------------------------------------------------------------
Issuance of common stock            1,155             6              25                                         31
Net income                                                                       1,281                       1,281
Net change in unrealized
gain (loss) on investments                                                                          (73)       (73)
available-for-sale
-------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1997           591,669        $2,958          $3,398        $15,552             $(78)   $21,830
===================================================================================================================

SEE NOTES TO CONDENSED FINANCIAL STATEMENTS

Note: Information for the three months ended March 31, 1997 is unaudited.

CONDENSED STATEMENTS OF CASH FLOWS
========================================================================================================
                                                                            THREE MONTHS ENDED MARCH 31,
                                                                                1997              1996
(AMOUNTS IN THOUSANDS)                                                               (UNAUDITED)
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                     $1,281            $1,032
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Amortization of deferred loan fees and costs                                  (41)              (32)
    Provision for loan losses                                                                        50
    Depreciation                                                                   96                99
    Other, net                                                                    120               299
--------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                       1,456             1,448
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of investments available-for-sale                                       (75)           (1,511)
Proceeds from maturities and sales of investments available-for-sale            4,577             1,332
Purchases of investments held to maturity                                      (4,119)           (7,873)
Proceeds from maturities and calls of investments held to maturity              2,078             2,652
Net (increase) decrease in loans                                               (8,785)            2,101
Purchases of premises and equipment                                               (13)              (31)
Proceeds from sales of other real estate owned                                    143                89
--------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                          (6,194)           (3,241)
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase in demand deposits, money market accounts and savings              1,593            12,042
Net increase (decrease) in time deposits                                          692              (693)
Issuance of common stock                                                           31                31
Increase (decrease) in securities sold under agreements to repurchase           1,320              (266)
--------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                       3,636            11,114
--------------------------------------------------------------------------------------------------------
(Decrease) Increase in cash and cash equivalents                               (1,102)            9,321
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               25,793            15,274
========================================================================================================
Cash and cash equivalents at end of period                                    $24,691           $24,595
========================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash payments for interest                                                    $1,600            $1,387
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
 Other real estate acquired in settlement of loans                                750                 0
 Net change in unrealized loss on securities available-for-sale                   (73)             (101)
========================================================================================================

SEE NOTES TO CONDENSED FINANCIAL STATEMENTS

                     NOTES TO CONDENSED FINANCIAL STATEMENTS

                                 MARCH 31, 1997

1.       BASIS OF PRESENTATION

              The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
         Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.


              In the opinion of management, the financial statements contain all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the financial position of Family Bank ("the Bank") as of March 31, 1997 and December 31, 1996, and the results of operations and cash flows for the three months ended March 31, 1997 and March 31, 1996. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.


              The balance sheet at December 31, 1996 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2.       NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

              At March 31, 1997, the Bank had $1,718,000 in non-performing assets (loans 90 days or more past due, other real estate owned and repossessed assets). The provision for loan losses was $0 and $50,000 for the three months ended March 31, 1997 and 1996, respectively.

              The allowance for credit losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

3.       POTENTIAL MERGER


              On January 7, 1997, the Bank entered into a definitive agreement whereby the Bank will merge with Republic Security Bank, a Florida state chartered commercial bank, subject to shareholder and regulatory approval as well as other conditions. The definitive agreement provides for a fixed exchange ratio whereby shareholders of the Bank will receive 13 shares of Republic Security Financial Corporation common stock for each share of Family Bank common stock. Republic will issue approximately 8.3 million shares of Republic Security Financial Corporation common stock for all outstanding shares of Family Bank common stock in a tax free exchange, that management anticipates will be accounted for as a pooling-of-interests. At March 31, 1997, the Bank had $156,000 in capitalized charges associated with the Merger which will be expensed in the period in which the transaction is consummated. Republic is headquartered in West Palm Beach, Florida with ten branch locations and has total assets, loans and deposits of approximately $359 million, $243 million and $314 million, respectively, at December 31, 1996.


4.       COMMITMENTS AND CONTINGENCIES

              Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The total commitment amounts do not necessarily represent future cash requirements as some commitments expire without being drawn upon. The Bank evaluates each customer's credit worthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the counter party.


              At March 31, 1997, the Bank had adjustable rate commitments to extend credit of approximately $12,000,000 excluding the undisbursed portion of loans-in-process. These commitments are primarily for commercial lines of credit secured by commercial real estate or other business assets and for one-to-four family residential properties .

              In addition to the above commitments and contingencies, there are various matters of litigation pending against the Bank that management has reviewed with legal counsel. Management believes that the aggregate liability or loss, if any, resulting from such litigation will not be material to the Bank's financial position or results of operations.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Family Bank

         We have audited the accompanying statements of financial condition of Family Bank as of December 31, 1996 and 1995, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Bank at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Ernst & Young LLP
West Palm Beach, Florida
March 28, 1997

STATEMENTS OF FINANCIAL CONDITION


========================================================================================================
                                                                                    DECEMBER 31,
(AMOUNTS IN THOUSANDS)                                                      1996                   1995
--------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                  $12,768               $  9,224
Federal funds sold                                                        13,025                  6,050
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                 25,793                 15,274
Investments available - for - sale                                        16,753                 12,550
Investments held to maturity (Market value of $39,173 and
   $25,287 at December 31, 1996 and 1995, respectively.)                  39,036                 24,978
Loans, net                                                               157,352                144,047
Premises and equipment, net                                                5,289                  5,541
Other real estate owned                                                      251                    396
Accrued interest receivable and other assets                               3,379                  2,715
--------------------------------------------------------------------------------------------------------
Total                                                                   $247,853               $205,501
========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------
LIABILITIES:
Deposits                                                                $216,469               $178,913
Securities sold under agreements to repurchase                             6,557                  4,930
Notes payable                                                                380                    380
Accrued interest payable and other liabilities                             3,856                  3,136
--------------------------------------------------------------------------------------------------------
Total liabilities                                                        227,262                187,359
--------------------------------------------------------------------------------------------------------
COMMITMENTS  AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Common stock, $5 par value; 1,200,000 shares authorized;
  590,514  and 581,990 shares issued and outstanding at
  December 31, 1996 and 1995, respectively                                 2,952                  2,910
Additional paid - in capital                                               3,373                  3,188
Retained earnings                                                         14,271                 11,894
Unrealized (loss) gain on investments available-for-sale,                     (5)                   150
net of taxes
--------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                      20,591                 18,142
========================================================================================================
                                                                        $247,853               $205,501
========================================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.


STATEMENTS OF INCOME
========================================================================================================
                                                                          YEAR ENDED DECEMBER 31,
(AMOUNTS IN THOUSANDS)                                              1996            1995            1994
---------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                                       $14,170         $13,038         $10,173
Interest on federal funds sold                                       589             409             221
Interest and dividends on investments                              2,676           2,100           1,547
---------------------------------------------------------------------------------------------------------
                                                                  17,435          15,547          11,941
---------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest on deposits                                               5,619           4,904           3,096
Interest on borrowings                                               197             144             103
---------------------------------------------------------------------------------------------------------
                                                                   5,816           5,048           3,199
---------------------------------------------------------------------------------------------------------
Net interest income                                               11,619          10,499           8,742
Provision for loan losses                                            200              95             (37)
---------------------------------------------------------------------------------------------------------
Net interest income after provision  for                          11,419          10,404           8,779
loan losses
---------------------------------------------------------------------------------------------------------
NON-INTEREST INCOME:
Service charges on deposit accounts                                1,894           1,641           1,417
Net loss on sale of investment securities                            (12)            (17)             (6)
Other income                                                         373             272             200
---------------------------------------------------------------------------------------------------------
Total                                                              2,255           1,896           1,611
=========================================================================================================
OPERATING EXPENSES
Salaries and employee benefits                                     4,094           3,877           3,261
Occupancy expenses                                                 1,255           1,155             823
Professional fees                                                    257             223             179
Advertising and promotion                                            262             269             239
Other real estate                                                     80              83              49
Communications                                                       219             213             136
Data processing                                                       24              26             313
Insurance                                                            106             107             430
Other                                                                774             806             625
---------------------------------------------------------------------------------------------------------
Total                                                              7,071           6,759           6,055
=========================================================================================================
Income before income taxes                                         6,603           5,541           4,335
Provision for income taxes                                         2,163           1,888           1,384
=========================================================================================================
Net income                                                        $4,440          $3,653          $2,951
=========================================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF SHAREHOLDERS' EQUITY
===================================================================================================================
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)                                               UNREALIZED
                                                                                       (LOSS) GAIN
                                                                                    ON INVESTMENTS
                                                         ADDITIONAL                      AVAILABLE
                                   COMMON     COMMON        PAID-IN       RETAINED       FOR-SALE,
                                   SHARES      STOCK        CAPITAL       EARNINGS    NET OF TAXES           TOTAL
-------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993        529,173     $2,646         $2,171        $ 8,559     $        --         $13,376
-------------------------------------------------------------------------------------------------------------------
Net income                                                                   2,951                           2,951
Stock dividends                    52,817        264          1,017         (1,281)                             --
Cash dividends                                                                (533)                           (533)
Net unrealized loss on
  investments available-for-sale                                                              (137)           (137)
-------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994        581,990      2,910          3,188          9,696            (137)         15,657
-------------------------------------------------------------------------------------------------------------------
Net income                                                                   3,653                           3,653
Cash dividends                                                              (1,455)                         (1,455)
Net unrealized gain on
  investments available for-sale                                                               287             287
-------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995        581,990      2,910          3,188         11,894             150          18,142
-------------------------------------------------------------------------------------------------------------------
Issuance of common stock            8,524         42            185                                            227
Net income                                                                   4,440                           4,440
Cash dividends                                                              (2,063)                         (2,063)
Net unrealized loss on
  investments available-for-sale                                                              (155)           (155)
===================================================================================================================
BALANCE, DECEMBER 31, 1996        590,514     $2,952         $3,373        $14,271        $     (5)        $20,591
===================================================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.


STATEMENTS OF CASH FLOWS
=================================================================================================================================
                                                                                                YEARS ENDED DECEMBER 31,
(AMOUNTS IN THOUSANDS)                                                                    1996              1995            1994
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                              $4,440            $3,653          $2,951
Adjustments to reconcile net income to net cash provided by
  operating activities:
Amortization of deferred loan fees and costs                                              (147)             (101)           (105)
Provision for loan losses                                                                  200                95            (37)
Deferred income taxes                                                                      (64)              (35)            125
Depreciation                                                                               379               329             230
Other, net                                                                                 176              (270)           (895)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                4,984             3,671           2,269
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of investments available-for- sale                                            (18,135)           (3,589)         (7,772)
Proceeds from investments available-for- sale                                           13,747             1,696           1,664
Purchase of investments held to maturity                                               (21,252)          (11,814)         (3,202)
Proceeds from maturities and calls of investments held to maturity                       7,077             4,211           8,242
Net increase in loans                                                                  (13,778)          (10,363)        (14,355)
Purchases of premises and equipment                                                       (141)             (672)         (2,804)
Proceeds from sales of other real estate owned                                             648               524             221
Other, net                                                                                  22                66             (33)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                  (31,812)          (19,941)        (18,039)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase in demand deposits, money market
  accounts and savings deposits                                                         26,617            11,744          12,036
Net increase in time deposits                                                           10,939             8,022           1,319
Cash dividends                                                                          (2,063)           (1,455)           (533)
Issuance of common stock                                                                   227
Increase in securities sold under agreements to repurchase                               1,627             2,017             634
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                               37,347            20,328          13,456
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                        10,519             4,058          (2,314)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                          15,274            11,216          13,530
=================================================================================================================================
Cash and cash equivalents at end of year                                               $25,793           $15,274         $11,216
=================================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash payments for interest                                                              $5,841            $4,965          $3,103
Cash payments for income taxes                                                           2,124             1,543           1,483
Stock dividends                                                                                                            1,281
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
Other real estate acquired in settlement of loans                                          420               665             314
Net change in unrealized gain (loss) on securities
  available-for-sale (Note 3)                                                             (155)              287            (137)
---------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Family Bank (the "Bank") is a state chartered commercial bank engaged in the general commercial banking business and provides a range of commercial banking services primarily in Broward County, Florida. The Bank is a member of the Federal Reserve Bank. Its deposits are insured by the FDIC up to applicable limits. The Bank has seven full-service branches located throughout Broward County, Florida. The Bank's main business activity consists of attracting deposits, originating loans, and making investments.

         In preparing the financial statements management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         THE FOLLOWING IS A SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES:

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks and federal funds sold. Cash flows from loans and deposits are reported net.

The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts and has a practice of maintaining such balances with high credit quality institutions.

INVESTMENTS: The Bank accounts for debt and equity securities in accordance with FASB Statement No. 115. This statement requires that management determine the appropriate classification of securities at the date of adoption and thereafter as each individual security is acquired. In addition, the appropriateness of such classification is reassessed at each balance sheet date. The classifications and related accounting policies under FASB Statement No. 115 are as follows:

         INVESTMENTS HELD TO MATURITY: Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

         INVESTMENTS AVAILABLE-FOR-SALE: Securities classified as available-for-sale are those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available-for-sale are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as increases or decreases in shareholders' equity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

LOANS AND ALLOWANCES FOR LOAN LOSSES: Loans are stated at the amount of unpaid principal, reduced by deferred loan origination fees and costs, and an allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely.

The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Interest on loans is recognized over the terms of the loans and is calculated using the simple-interest method on principal amounts outstanding. Accrual of interest is generally stopped when a loan is greater than ninety days past due. Interest on these loans is recognized only when actually paid by the borrower if collection of the principal is likely to occur. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and has been paying on a timely basis for a period of time.

The Bank defers substantially all loan fees and direct costs associated with loan originations. Deferred loan fees and costs are amortized as a yield adjustment over the life of the loans.

Effective January 1, 1995, the Bank adopted Financial Accounting Standards Board Statement No. 114 "Accounting by Creditors for Impairment of a Loan" (SFAS No.
114). This standard requires impaired loans within the scope of SFAS No. 114 be measured based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for collateral dependent loans. The adoption of this statement did not have a material impact on the operations of the Company.

All non-accrual loans are considered to be impaired. In addition, management may determine a performing loan to be impaired if, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

In accordance with the Bank's classification policy impaired loan amounts in excess of the fair value of the underlying collateral for collateral dependent loans or the net present value of future cash flows are charged off against the allowance for loan losses.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the assets.

OTHER REAL ESTATE OWNED: Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of the carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in valuation allowance are included in other real estate expense.

INCOME TAXES: Income taxes have been provided using the liability method in accordance with FASB Statement No. 109 "Accounting for Income Taxes".

STOCK BASED COMPENSATION: The Bank accounts for stock option grants to employees in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees", and accordingly recognizes no compensation expense for the stock option grants.

NOTE 2.  RESTRICTIONS ON CASH AND CASH EQUIVALENTS

         The Bank is required to maintain reserve balances, in cash or on deposit with the Federal Reserve Bank, based upon a percentage of deposits. The total required reserve balances as of December 31, 1996 and 1995 were approximately $2,313,000 and $1,460,000 respectively.

NOTE 3.  INVESTMENTS

         The carrying amount of investments and their approximate fair values at December 31 are as follows:

AVAILABLE-FOR-SALE:
===============================================================================
                                              GROSS        GROSS
                              AMORTIZED  UNREALIZED   UNREALIZED          FAIR
(IN THOUSANDS)                     COST       GAINS       LOSSES         VALUE
-------------------------------------------------------------------------------
DECEMBER 31, 1996
-------------------------------------------------------------------------------
U.S. government and agency
  securities                    $11,179        $104          $58       $11,225
Corporate and other debt
  securities                      2,500                                  2,500
Foreign government securities       150                                    150
Mortgage-backed securities        2,932           7           61         2,878
-------------------------------------------------------------------------------
TOTAL                           $16,761        $111         $119       $16,753
-------------------------------------------------------------------------------
DECEMBER 31, 1995
-------------------------------------------------------------------------------
U.S. government and agency
  securities                    $10,279        $251          $36       $10,494
Foreign government securities        75                                     75
Mortgage-backed securities        1,969          18            6         1,981
-------------------------------------------------------------------------------
TOTAL                           $12,323        $269          $42       $12,550
-------------------------------------------------------------------------------
DECEMBER 31, 1994
-------------------------------------------------------------------------------
U.S. government and agency
  securities                     $9,109         $10         $152        $8,967
Mortgage-backed securities        1,298                       64         1,234
-------------------------------------------------------------------------------
TOTAL                           $10,407         $10         $216       $10,201
===============================================================================


HELD TO MATURITY:

===================================================================================================================
                                                                         GROSS              GROSS
                                                  AMORTIZED         UNREALIZED         UNREALIZED             FAIR
(IN THOUSANDS)                                         COST              GAINS             LOSSES            VALUE
-------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1996
-------------------------------------------------------------------------------------------------------------------
U.S. government and agency securities               $18,194              $  95              $  66          $18,223
Foreign government securities                           425                                                    425
State and municipal securities                       16,818                112                 32           16,898
Mortgage-backed securities                            3,599                 59                 31            3,627
-------------------------------------------------------------------------------------------------------------------
TOTAL                                               $39,036               $266               $129          $39,173
-------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995
-------------------------------------------------------------------------------------------------------------------
U.S. government and agency securities                $7,530               $184               $  4          $ 7,710
Foreign government  securities                          425                                                    425
State and municipal securities                       12,267                 82                 26           12,323
Mortgage-backed securities                            4,756                 83                 10            4,829
-------------------------------------------------------------------------------------------------------------------
TOTAL                                               $24,978               $349                $40          $25,287
-------------------------------------------------------------------------------------------------------------------
December 31, 1994
-------------------------------------------------------------------------------------------------------------------
U.S. government and agency securities                $2,530                $ -               $ 96          $ 2,434
Foreign government securities                           425                                                    425
State and municipal securities                       10,747                 54                264           10,537
Mortgage-backed securities                            3,734                 15                165            3,584
-------------------------------------------------------------------------------------------------------------------
TOTAL                                               $17,436                $69               $525          $16,980
===================================================================================================================

The amortized cost and estimated market value of debt securities at December 31, 1996 by contractual maturity are shown below:


====================================================================================================================
                                          AVAILABLE-FOR-SALE:                           HELD TO MATURITY:
(IN THOUSANDS)                  AMORTIZED COST             FAIR VALUE         AMORTIZED COST             FAIR VALUE
--------------------------------------------------------------------------------------------------------------------
Due in 1 year or less                   $8,045                 $8,032                 $5,624                 $5,638
Due after 1 through 5 years              5,634                  5,693                 22,648                 22,690
Due after 5 through 10 years                75                     75                  7,066                  7,115
Due after 10 years                          75                     75                     99                    103
--------------------------------------------------------------------------------------------------------------------
                                        13,829                 13,875                 35,437                 35,546
Mortgage-backed securities               2,932                  2,878                  3,599                  3,627
--------------------------------------------------------------------------------------------------------------------
Total                                  $16,761                $16,753                $39,036                $39,173
====================================================================================================================

Gross realized losses of $12,000, $17,000, and $6,000 were realized on sales of securities available-for-sale during the years ending December 31, 1996, 1995 and 1994, respectively. At December 31, 1996 and 1995, securities with a book value of $16,853,000 and $15,027,000, respectively, were pledged to collateralize repurchase agreements, public deposits and other items.

NOTE 4.  LOANS

The components of loans (in thousands) were as follows:

==============================================================================
December 31,                                           1996              1995
------------------------------------------------------------------------------
Residential real estate                             $48,645           $48,671
Commercial real estate                               79,832            64,764
Commercial                                           14,050            16,048
Construction and land development                     3,992             3,477
Consumer                                             14,566            13,300
------------------------------------------------------------------------------
                                                    161,085           146,260
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Allowance for loan losses                            (1,603)           (1,314)
Loans in process                                     (1,549)             (316)
Discounts, premiums and deferred loan fees             (581)             (583)
------------------------------------------------------------------------------
Loans, net                                         $157,352          $144,047
==============================================================================

An analysis of the change in the allowance for loan losses (in thousands) is as follows:

------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,            1996             1995                1994
------------------------------------------------------------------------------
Balance, at January 1             $1,314           $1,360              $1,295
Provision for loan losses            200               95                 (37)
Loans charged-off                    (41)            (184)                (75)
Recoveries                           130               43                 177
------------------------------------------------------------------------------
Balance, at December 31           $1,603           $1,314              $1,360
==============================================================================

         Non-accrual loans totaled $1,344,000, $1,248,000, and $480,000 at
December 31, 1996, 1995, and 1994, respectively. If income on these loans had been accrued, interest income would have increased by approximately $69,000, $73,000, and $39,000 during 1996, 1995, and 1994, respectively. Interest actually received on these loans and recognized as income during the years ended December 31, 1996, 1995, and 1994 was not significant to the results of operations.

         Recorded investments in impaired loans were $1,691,000 and $1,573,000 with related allowance for loan losses of $43,000 and $70,000 at December 31, 1996 and 1995, respectively. The average recorded investment in impaired loans during 1996, 1995 and 1994 was $1,658,000, $1,595,000 and $788,000,
respectively. Interest income on impaired loans of approximately $100,000, $84,000 and $46,000 was recognized in 1996, 1995, and 1994, respectively.

NOTE 5.  PREMISES AND EQUIPMENT

Components of premises and equipment (in thousands) were as follows:

=============================================================================
DECEMBER 31,                                    1996                    1995
-----------------------------------------------------------------------------
Land                                          $1,908                  $1,908
Buildings                                      2,084                   2,084
Leasehold improvements                           867                     867
Furniture and equipment                        2,375                   2,249
-----------------------------------------------------------------------------
                                               7,234                   7,108
Less accumulated depreciation                 (1,945)                 (1,567)
-----------------------------------------------------------------------------
Premises and equipment, net                   $5,289                  $5,541
=============================================================================

NOTE 6.  DEPOSITS

Components of deposits (in thousands) were as follows:

=============================================================================
DECEMBER 31,                                         1996               1995
-----------------------------------------------------------------------------
Demand deposits, non interest bearing             $55,584            $46,652
NOW and money market accounts                      52,847             52,011
Savings deposit                                    39,675             22,826
Time certificates less than $100,000               38,144             36,322
Time certificates, $100,000 or more                30,219             21,102
-----------------------------------------------------------------------------
Total deposits                                   $216,469           $178,913
=============================================================================

At December 31, 1996, the scheduled maturities of time certificates were as follows:

======================================================================
(IN THOUSANDS)
----------------------------------------------------------------------
1997                                                          $64,297
1998                                                            3,665
1999                                                              281
2000                                                              100
2001 and thereafter                                                20
----------------------------------------------------------------------
TOTAL                                                         $68,363
======================================================================

The amounts and scheduled maturities of certificate accounts in the amount of $100,000 or more at December 31, 1996 were as follows:

===========================================================================
(IN THOUSANDS)
---------------------------------------------------------------------------
Within 3 months                                                    $21,447
3 to 6 months                                                        3,830
6 to 12 months                                                       3,886
Over 12 months                                                       1,056
===========================================================================
Total                                                              $30,219
===========================================================================

NOTE 7.  INCOME TAXES

The provision for income taxes charged to operations (in thousands) consisted of the following:

===========================================================================
Years ended December 31,        1996                  1995            1994
---------------------------------------------------------------------------
Current:
   Federal                    $1,873                $1,611          $1,096
   State                         370                   237             163
---------------------------------------------------------------------------
Total                          2,243                 1,848           1,259
---------------------------------------------------------------------------
Deferred:
   Federal                      (68)                    34             107
   State                        (12)                     6              18
---------------------------------------------------------------------------
Total                           (80)                    40             125
===========================================================================
TOTAL                         $2,163                $1,888          $1,384
===========================================================================

Deferred tax assets and liabilities (in thousands) included in other assets at December 31, 1996 and 1995 consisted of the following:

============================================================================
DECEMBER 31,                                           1996            1995
----------------------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses                           $127            $127
   Deferred loan fees                                   133             105
   Other                                                 22              57
----------------------------------------------------------------------------
Total deferred tax assets                               282             289
----------------------------------------------------------------------------
Deferred tax liabilities:
   Accumulated depreciation                             177             156
----------------------------------------------------------------------------
Net deferred tax assets                                $105            $133
----------------------------------------------------------------------------
============================================================================

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income as follows:

=============================================================================
YEARS ENDED DECEMBER 31,                 1996            1995           1994
-----------------------------------------------------------------------------
Income taxes at federal rate           $2,231          $1,884         $1,474
Differences:
   State income taxes, net of
     federal tax  benefit                 248             160            121
   Tax exempt investment income          (253)           (153)          (234)
   Other                                  (63)             (3)            23
-----------------------------------------------------------------------------
Total                                     (82)              4            (90)
=============================================================================
Total expenses                         $2,163          $1,888         $1,384
=============================================================================

NOTE 8.  COMMITMENTS, CONTINGENCIES AND CREDIT RISK

FINANCIAL INSTRUMENTS WITH OFF-BALANCE RISK: The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized on the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The commitments were as follows:

===========================================================================
(IN THOUSANDS)                                           DECEMBER 31, 1996
===========================================================================
Commitments to extend credit                                       $24,223
Standby letters of credit                                            5,221
===========================================================================

COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. If deemed necessary upon extension of credit, the amount of collateral obtained is based on management's credit evaluation of the party Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income producing commercial properties.

STANDBY LETTERS OF CREDIT: Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary. The average amount of these commitments that are collateralized is approximately 58 percent.

EMPLOYEE STOCK OWNERSHIP PLAN: Effective January 1, 1994, the Bank established an Employee Stock Ownership Plan containing Section 401(k) (the "Plan") covering substantially all employees. Employees may contribute up to the maximum allowed by law. The Bank will match from 60% to 100% up to a maximum of 6% contributed by the employee. The Plan also provides for discretionary contributions by the Bank as determined by the Board of Directors. The employees are immediately vested at 25% of the employer contribution. The remaining 75% is vested after three years of credit services at the rate of 20% per year. During 1996, 1995 and 1994, respectively, the Bank contributed approximately $97,000, $86,000 and $79,000 to the Plan.

LEASE COMMITMENTS: The Bank leases two of its branch locations from entities with which board members are directly affiliated. The leases have been accounted for as operating leases. These leases provide for agreed-upon rent increases over the lease terms, expire through 2018, and generally contain renewal options. During 1996, 1995, and 1994, the Bank paid the related parties approximately $165,000, $153,000, and $150,000, respectively under the terms of the leases. The Bank leases one other branch under a lease which has been accounted for as an operating lease. This lease provides for scheduled rent increases over the lease term, expires in 2000, and contains a renewal option.

The following is a schedule of future minimum lease payments under these leases as of December 31, 1996.

=====================================================================
(IN THOUSANDS)
---------------------------------------------------------------------
1997                                                         $   212
1998                                                             212
1999                                                             212
2000                                                             186
2001                                                             177
Thereafter                                                    $1,879
---------------------------------------------------------------------
Total                                                         $2,878
=====================================================================

Total rent expense under these leases for the years ended December 31, 1996, 1995, and 1994 was approximately $232,000, $215,000, and $211,000, respectively.

FINANCIAL INSTRUMENTS WITH CONCENTRATION ON CREDIT RISK:

           CONCENTRATION BY GEOGRAPHIC LOCATION: The Bank makes commercial, real estate and consumer loans to customers primarily in Broward County, Florida. Although the Bank has a diversified portfolio, a substantial portion of its customers' abilities to honor their contracts is dependent upon the local economy.

           CONCENTRATION BY INDUSTRY: Included in the Bank's loan portfolio are concentrations of loans related to real estate, primarily loans for real estate developments, and commercial building operations.

CONTINGENCIES: In addition to the above commitments and contingencies, there are various matters of litigation pending against the Bank that management has reviewed with legal counsel. Management believes that the aggregate liability or loss, if any, resulting from such litigation will not be material to the financial statements.

NOTE 9.    LOANS WITH RELATED PARTIES

Officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. These related parties were loan customers of, and had other transactions with the Bank in the ordinary course of business. In management's opinion, these loans and other transactions are on the same terms as those for comparable loans and transactions with non related parties.

At December 31, 1996 and 1995, the approximate balances of loans to related parties were as follows:

==============================================================================
DECEMBER 31,                                        1996                 1995
------------------------------------------------------------------------------
Balance, beginning                                $1,612               $1,590
New loans                                             13                  190
Repayments                                          (293)                (168)
==============================================================================
BALANCE, ENDING                                   $1,332               $1,612
==============================================================================

NOTE 10. SHAREHOLDERS' EQUITY

REGULATORY MATTERS: The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, action by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 1996, the Bank exceeded all capital adequacy requirements to which it is subject.

         As of December 31, 1996, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

         The following table shows the actual capital amounts and ratios of the Bank and minimum capital amounts and ratios for capital adequacy and well capitalized.


====================================================================================================================
                                      ACTUAL              MINIMUM FOR CAPITAL ADEQUACY  MINIMUM FOR WELL CAPITALIZED
(DOLLARS IN THOUSANDS)         AMOUNT        RATIO           AMOUNT           RATIO        AMOUNT        RATIO
-------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1996
-------------------------------------------------------------------------------------------------------------------
Total risk based capital        $22,575        12.2%          $14,811            8.0%       $18,513           10.0%
Tier 1 based capital             20,591        11.1%            7,405            4.0%        11,108            6.0%
Leverage capital                 20,591         9.2%            8,924            4.0%        11,155            5.0%
-------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1995
-------------------------------------------------------------------------------------------------------------------
Total risk based capital        $19,686        12.7%          $12,371            8.0%       $15,464           10.0%
Tier 1 based capital             17,992        11.6%            6,185            4.0%         9,278            6.0%
Leverage capital                 17,992         9.2%            7,787            4.0%         9,734            5.0%
====================================================================================================================

DIVIDEND RESTRICTIONS: Banking regulations restrict the amount of dividends that may be paid by the Bank without prior approval of Bank supervisory authorities. At December 31, 1996, approximately $5.7 million of retained earnings were available for dividend distribution without prior regulatory approval. The Bank paid $2 million, $1.5 million and $1.8 million in a combination of stock and cash dividends to its shareholders during the years ended December 31, 1996, 1995 and 1994, respectively.

STOCK OPTIONS: During the three years ended December 31, 1996, options were issued to Directors and Officers of the Bank under the Bank's Incentive Stock Option and Non-Statutory Stock Option Plan (the Plan). The options may be exercised within one year from the date of grant. The maximum terms of options granted are ten years.

A Summary of the Bank's stock option activity and related information for the three years ended December 31, 1996 is as follows:

=============================================================================
                                             OPTIONS  AVERAGE EXERCISE PRICE
-----------------------------------------------------------------------------
OPTIONS OUTSTANDING DECEMBER 31, 1993          4,400                  $21.38
-----------------------------------------------------------------------------
Granted                                       95,029                   26.67
Exercised                                          0                       0
Forfeited                                          0                       0
Expired                                            0                       0
-----------------------------------------------------------------------------
OPTIONS OUTSTANDING DECEMBER 31, 1994         99,429                   26.43
-----------------------------------------------------------------------------
Granted                                            0                       0
Exercised                                          0                       0
Forfeited                                          0                       0
Expired                                            0                       0
-----------------------------------------------------------------------------
OPTIONS OUTSTANDING DECEMBER 31, 1995         99,429                   26.43
-----------------------------------------------------------------------------
Granted                                        7,370                   32.00
Exercised                                     (8,524)                  26.66
Forfeited                                       (760)                  27.02
Expired                                            0                       0
=============================================================================
OPTIONS OUTSTANDING DECEMBER 31, 1996         97,515                   26.83
=============================================================================

         The exercise price of options granted during the three years ended December 31, 1996 was equal to the market price of the underlying stock on the grant date.

         For options outstanding at December 31, 1996, 90,145 options are exercisable at that date with exercise prices between $14.87 and $32.00 per share and their weighted average remaining contractual life is approximately 7.5 years.

         In October, 1995, the Financial Accounting Standard Board (FASB) issued FASB Statement No. 123, "Accounting for Stock Based Compensation" (FASB123). The effect of applying the FAS123 fair value method to the Bank's stock options issued after December 15, 1994 results in net income that is not materially different from the amount reported.

NOTE 11. BORROWINGS

         Notes payable consisted of $380,000 in Capital Notes, bearing interest at 9% per annum, payable semi-annually. The notes become due and payable on January 1, 2004 and are subordinate to existing and future indebtedness of the Bank.

         The Bank enters into sales of securities under agreements to repurchase. Variable rate reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities in the consolidated statement of financial condition at December 31, 1996 and 1995. Securities sold under agreements to repurchase are collateralized by U.S. Government Treasury notes and U.S. Government agency notes with an aggregate carrying value of $9,012,000, accrued interest of $114,000, and a market value of $9,536,000 at December 31, 1996. The aggregate carrying value of securities pledged at December 31, 1995 was $7,534,000 accrued interest of $84,000 with a market value of $7,694,000. All agreements mature daily and have a weighted interest rate of 4.10% at December 31, 1996. All securities underlying agreements are held by an independent safekeeping agent and all agreements are to repurchase the same securities. Securities sold under agreements to repurchase averaged $3,976,000 and $2,594,000 during the years ended December 31, 1996 and 1995, respectively. The maximum amount outstanding at any month-end during the years ended December 31, 1996 and 1995 was $6,557,000 and $4,930,000, respectively.

         The Bank has $6,500,000 available in unsecured lines of credit through two financial institutions. At December 31, 1996 and 1995, no funds were drawn on these lines.

NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following is a disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumption used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all non-financial instruments are excluded from its disclosure requirements. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet for these assets approximate their fair values.

INVESTMENTS: Fair value for investments are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

LOANS: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain fixed rate mortgage loans (e.g., one-to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for commercial real estate and commercial loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for loans are estimated using cash flow analysis or underlying collateral values, where applicable.

OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Bank's lending commitments are based on estimated market prices of comparable instruments taking into account the remaining terms of the agreements and the counter parties' credit standing.

DEPOSIT LIABILITIES: The fair value disclosed for demand deposits (e.g., interest and non-interest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts for variable rate, fixed-term money-market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual monthly maturities on time deposits.

NOTES PAYABLE: The fair values of securities sold under agreement to repurchase and notes payable are estimated using discounted cash flow analysis, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

         The estimated fair values of the Bank's financial instruments at December 31 are as follows:


===================================================================================================================
                                                     1996                                        1995
                                       CARRYING                  FAIR               CARRYING                  FAIR
(IN THOUSANDS)                          AMOUNT                  VALUE                 AMOUNT                 VALUE
-------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and cash equivalents              $25,793                $25,793                $15,274               $15,274
Investments                             55,789                 55,926                 37,528                37,837
Loans receivable - net                 157,352                157,490                144,047               144,177

FINANCIAL LIABILITIES:
Deposits                              $216,469               $218,789               $178,913              $179,029
Securities sold under agreements
   to repurchase                         6,557                  6,557                  4,930                 4,930
Notes payable                              380                    420                    380                   421
===================================================================================================================

NOTE 13. SUBSEQUENT EVENT


         On January 7, 1997, the Bank entered into a definitive agreement whereby the Bank will merge with Republic Security Bank, a Florida state chartered commercial bank, subject to shareholder and regulatory approval as well as other conditions. The definitive agreement provides for a fixed exchange ratio whereby shareholders of the Bank will receive 13 shares of Republic Security Financial Corporation common stock for each share of Family Bank stock. Republic will issue approximately 8.3 million shares of Republic Security Financial Corporation common stock for all outstanding shares of Family Bank stock in a tax free exchange, accounted for as a pooling-of-interests. Republic is headquartered in West Palm Beach, Florida with ten branch locations and has total assets, loans and deposits of approximately $359 million, $243 million and $314 million, respectively, at December 31, 1996.

                                   ----------

                                     ANNEXES

                                       TO

                        JOINT PROXY STATEMENT/PROSPECTUS

                                   ----------

===============================================================================

                          AGREEMENT AND PLAN OF MERGER


                                  BY AND AMONG


                    REPUBLIC SECURITY FINANCIAL CORPORATION,


                             REPUBLIC SECURITY BANK


                                       AND


                                   FAMILY BANK


                                 JANUARY 7, 1997


================================================================================
                                      A-1

                                TABLE OF CONTENTS
                                                                         PAGE
                                                                         ----
ARTICLE I
THE MERGER
  1.1    Plan of Merger and Merger Agreement ...........................    1
  1.2    Conversion of Shares ..........................................    2
  1.3    Family Options ................................................    2
  1.4    The Closing ...................................................    2
  1.5    Stock Certificates ............................................    3
  1.6    Shares of Dissenting Holders ..................................    3

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF FAMILY
   2.1   Corporate Organization .........................................   4
   2.2   Capitalization; Stock Ownership ................................   4
   2.3   Investments; No Subsidiary .....................................   4
   2.4   Authorization and Enforceability; No Violation .................   4
   2.5   Financial Statements ...........................................   5
   2.6   Loan Portfolio .................................................   6
   2.7   Deposits .......................................................   6
   2.8   No Undisclosed Liabilities, Etc ................................   7
   2.9   Absence of Certain Changes .....................................   7
   2.10  Real Properties ................................................   8
   2.11  Taxes and Fees .................................................   9
   2.12  Contracts ......................................................  10
   2.13  Litigation .....................................................  10
   2.14  Compliance with Laws and Regulations ...........................  11
   2.15  Employment Benefit Plans and Arrangements; Labor Matters .......  11
   2.16  Accounting Practices ...........................................  12
   2.17  Minute Books ...................................................  12
   2.18  Insurance ......................................................  13
   2.19  Agreements with Regulators .....................................  13
   2.20  Environmental ..................................................  13
   2.21  Community Reinvestment Act .....................................  13
   2.22  Transactions with Insiders .....................................  13
   2.23  Fidelity Bond ..................................................  13
   2.24  Proxy Statement ................................................  13
   2.25  Brokers ........................................................  14
   2.26  No Untrue Statements ...........................................  14
   2.27  Absence of Regulatory Communications ...........................  14
   2.28  Opinion of Financial Advisor ...................................  14

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF RSFC AND REPUBLIC
   3.1   Corporate Organization .........................................   14
   3.2   Authorization and Enforceability; No Violation .................   15
   3.3   Capitalization; Stock Ownership ................................   15
   3.4   Corporate Organization .........................................   15
   3.5   Authorization and Enforceability; No Violation .................   16
   3.6   SEC Filings ....................................................   16
   3.7   Registration Statement .........................................   17
   3.8   Financial Statements ...........................................   17
   3.9   Loan Portfolio .................................................   17
   3.10  Deposits .......................................................   18
   3.11  No Undisclosed Liabilities, Etc ................................   18
   3.12  Absence of Certain Changes .....................................   18
   3.13  Real Properties ................................................   20
   3.14  Taxes and Fees .................................................   20
   3.15  Contracts ......................................................   21
   3.16  Litigation .....................................................   22
   3.17  Compliance with Laws and Regulations ...........................   22
   3.18  Employment Benefit Plans and Arrangements; Labor Matters .......   23
   3.19  Accounting Practices ...........................................   24
   3.20  Minute Books ...................................................   24
   3.21  Insurance ......................................................   24
   3.22  Agreements with Regulators .....................................   24
   3.23  Environmental ..................................................   24
   3.24  Community Reinvestment Act .....................................   25
   3.25  Transactions with Insiders .....................................   25
   3.26  Fidelity Bond ..................................................   25
   3.27  Brokers ........................................................   25
   3.28  No Untrue Statements ...........................................   25
   3.30  Future Plans ...................................................   26
   3.31  Opinion of Financial Advisor ...................................   26

ARTICLE IV
COVENANTS OF FAMILY
   4.1     Access, Information and Documents ..........................     26
   4.2     No Other Transactions ......................................     26
   4.3     Conduct of Business Prior to the Effective Time ............     27
   4.4     Negative Covenants .........................................     27
   4.5     Current Information ........................................     29
   4.6     Pursuit of Approvals .......................................     29
   4.7     Meeting of Family's Shareholders; Proxy Statement ..........     29
   4.8     Future Financial Statements ................................     29
   4.9     Observer at Meetings .......................................     29
   4.10    Pooling ....................................................     30

ARTICLE V
COVENANTS OF RSFC AND REPUBLIC
   5.1   Access, Information and Documents ..............................   30
   5.2   No Other Transactions ..........................................   31
   5.3   Conduct of Business Prior to the Effective Time ................   31
   5.4   Pursuit of Approvals ...........................................   31
   5.5   Registration Statement; Meeting of RSFC's Shareholders .........   31
   5.6   Boards of Directors Election ...................................   32
   5.7   Pooling ........................................................   32
   5.8   Family Employees ...............................................   32
   5.9   Indemnification ................................................   32
   5.10  Future Financial Information ...................................   34
   5.11  Observer at Meetings ...........................................   34
   5.12  Dividend Policy ................................................   35

ARTICLE VI
CONDITIONS PRECEDENT TO THE
OBLIGATIONS OF RSFC, REPUBLIC AND FAMILY

  6.1    Government Approvals ..........................................    35
  6.2    Shareholder Approval ..........................................    35
  6.3    No Litigation .................................................    35

ARTICLE VII
CONDITION PRECEDENT TO THE OBLIGATIONS OF FAMILY
  7.1    Representations, Warranties and Covenants .....................    36
  7.2    Material Change ...............................................    36
  7.3    Financial Conditions ..........................................    36
  7.4    Officers' Certificates ........................................    36
  7.5    Consents ......................................................    36
  7.6    Tax Opinion ...................................................    37
  7.7    Fairness Opinion ..............................................    37

ARTICLE VIII
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF RSFC AND REPUBLIC
   8.1   Representations, Warranties and Covenants .....................    37
   8.2   Material Change ...............................................    37
   8.3   Financial Conditions ..........................................    37
   8.4   Demands for Appraisal .........................................    38
   8.5   Accountants' Comfort Letter ...................................    38
   8.6   Officers' Certificates ........................................    38
   8.7   Consents ......................................................    38
   8.8   Employment Agreements .........................................    38
   8.9   Tax Opinion ...................................................    38

   8.10  Family Affiliate Letters .......................................   38
   8.11  Fairness Opinion ...............................................   38

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
  9.1    Termination by Mutual Consent ..................................   39
  9.2    Termination by Family ..........................................   39
  9.3    Termination by RSFC ............................................   39
  9.4    Effect of Termination ..........................................   39
  9.5    Alternate Transaction ..........................................   40
  9.6    Extension or Waiver ............................................   40

ARTICLE X
MISCELLANEOUS
  10.1   Certain Terms ..................................................   40
  10.2   Expenses .......................................................   41
  10.3   Legal Fees .....................................................   41
  10.4   Survival .......................................................   41
  10.5   Entire Agreement; Amendment; Waiver ............................   41
  10.6   Notices ........................................................   42
  10.7   Rights Under this Agreement; Nonassignability ..................   43
  10.8   Form of This Agreement .........................................   43
  10.9   Governing Law ..................................................   43
  10.10  Public Announcements ...........................................   43
  10.11  Counterparts ...................................................   43


         Schedules (intentionally omitted)

                          AGREEMENT AND PLAN OF MERGER


         This Agreement and Plan of Merger (the "Agreement") is made and entered into as of January 7, 1997, by and among REPUBLIC SECURITY FINANCIAL CORPORATION, a Florida corporation ("RSFC"), REPUBLIC SECURITY BANK, a Florida state bank ("Republic"), and FAMILY BANK, a Florida state bank ("Family").

                                    RECITALS

         WHEREAS, each of the parties desires to provide for the acquisition of Family by RSFC and RSFC's wholly owned subsidiary, Republic, by means of the merger of Family into Republic, for the consideration and upon the terms and conditions set forth herein; and

         WHEREAS, the Boards of Directors of Family and Republic believe that the acquisition of Family by Republic (the "Merger"), upon the terms and conditions set forth herein, is in the best interest of their respective shareholders and such Boards of Directors have unanimously approved the Merger; and

         WHEREAS, for Federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and, for accounting purposes, it is intended that the Merger be accounted for as a "pooling of interests";

         NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which are conclusively acknowledged, the parties do represent, warrant, covenant and agree as follows:

                                    ARTICLE I

                                   THE MERGER

         1.1 PLAN OF MERGER AND MERGER AGREEMENT . Subject to and in accordance with the terms and conditions of this Agreement and Chapter 658, Florida Statutes, Republic and Family agree to enter into a Plan of Merger and Merger Agreement (the "Plan of Merger") in accordance with the requirements of Section 658.42, Florida Statutes, and submit the Plan of Merger to the Florida Department of Banking and Finance (the "Department") for approval. Subject to and in accordance with the terms and conditions of this Agreement, at the Closing (hereinafter defined), Republic and Family shall again execute the Plan of Merger, if it differs in any respect from the counterpart thereof theretofore filed with the Department, and shall execute certified copies of the resolutions approving the Plan of Merger by the shareholders of each bank. As soon as practicable after the Closing, the Plan of Merger and certified resolutions shall be delivered to the Department. On the date requested by Republic (the "Effective Time"), as soon as practicable after such delivery to the Department of Banking, Family shall be merged with and into Republic, which shall be the resulting bank in the Merger.


         1.2 CONVERSION OF SHARES . At the Effective Time, each issued and outstanding share of the common stock of Family, par value $5.00 per share ("Family Common Stock"), shall, by virtue of the Merger and without any action by the holder thereof, be converted into 13 (thirteen) shares of the common stock of RSFC, par value $.01 per share ("RSFC Common Stock") (the "Conversion Rate"). At the Effective Time, each issued and outstanding share of the common stock of Republic, par value $5.00 per share, shall remain issued and outstanding and unaffected by the Merger. In the event that prior to the Effective Time, RSFC's Common Stock shall be changed to a different number of shares, or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split or reverse stock split, an appropriate and proportionate adjustment shall be made in the number of shares of RSFC Common Stock into which Family Common Stock shall be converted.

         1.3 FAMILY OPTIONS . At the Effective Time, each outstanding option to purchase shares of Family Common Stock listed on Schedule 2.2 hereof ("Family Stock Options") shall be assumed by RSFC. Each Family Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Family Stock Option, the same number of shares of RSFC Common Stock as the holder of such Family Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a price per share equal to
(y) the aggregate exercise price for the shares of Family Common Stock otherwise purchasable pursuant to such Family Stock Option divided by (z) 13. RSFC agrees to duly register (by means of Form S-3 or S-8) the shares of RSFC Common Stock issuable upon exercise of such options under the Securities Act of 1933 (the "33 Act") with respect to such shares as soon as practicable after the Effective Time and thereafter maintain the registration effective until all Family Stock Options have been executed or expired. Any Family Stock Option which would terminate as a result of the termination of employment of the holder thereof shall continue in effect through the later of (i) 90 days after the date of such termination of employment or (ii) the one-year anniversary of the Effective Time (but in no event later than the expiration date of the option). RSFC hereby recognizes as duly issued and validly existing each of the Family Stock Options. Notwithstanding Section 10.7 hereof, the holders of Family Stock Options shall be individually entitled to enforce this Section 1.3 against RSFC.

         1.4 THE CLOSING. The closing of the transactions described herein (the "Closing") shall take place at the offices of Morgan, Lewis & Bockius LLP, 5300 First Union Financial Center, 200 South Biscayne Boulevard, Miami, Florida, at 10:00 a.m., local time, on such date as the parties shall mutually agree not more than 30 days nor less than ten days after the calendar month end first occurring after the later of (i) the Family shareholders meeting referred to in
Section 4.7 hereof, (ii) the RSFC shareholders meeting referred to in Section
5.5 hereof, (iii) the date of the letter of preliminary approval of the Department approving the Merger or (iv) such later date on which all conditions precedent to such Closing contained in Articles VI, VII and VIII hereof have been satisfied or duly waived; or at such other date, time and place as the parties shall agree, but in no event later than September 30, 1997. The term "Closing Date" shall mean the date on which the Closing takes place.

         1.5 STOCK CERTIFICATES . At the Effective Time, the stock transfer books of Family shall be closed and there shall be no further registration of transfers of Family Common Stock thereafter. At and after the Effective Time, holders of certificates representing shares of Family Common Stock immediately prior to the Effective Time shall cease to have any rights with respect to Family Common Stock. The sole right of holders of Family Common Stock shall be to receive the RSFC Common Stock to which they are entitled by virtue of the Merger. Immediately after the Effective Time, RSFC agrees to provide Letters of Transmittal and instructions regarding the tender of Family stock certificates for exchange for RSFC stock certificates to each former Family shareholder at the shareholder's address of record on the books of Family. No dividends or other distributions declared or made after the Effective Time with respect to RSFC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Family Common Stock certificate with respect to the shares of RSFC Common Stock represented thereby until the holder of record of such certificate shall surrender the certificate. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder, without interest, such unpaid dividends or other distributions.

         1.6 SHARES OF DISSENTING HOLDERS . Notwithstanding anything to the contrary contained in this Agreement, any holder of Family Common Stock with respect to which dissenters' rights are granted by reason of the merger under
Section 658.44, Florida Statutes, and who does not vote in favor of the Merger and who otherwise complies with Section 658.44 ("Family Dissenting Shares") shall not be entitled to receive shares of RSFC Common Stock pursuant to Section
1.2 hereof, unless such holder fails to perfect, effectively withdraws or loses his right to dissent from the Merger under Section 658.44. Such holder shall be entitled to receive only the payment provided for by Section 658.44. If any such holder so fails to perfect, effectively withdraws or loses his dissenters' rights, his Family Dissenting Shares shall thereupon be deemed to have been converted, as of the Effective Time, into the right to receive shares of RSFC Common Stock pursuant to Section 1.2 hereof.

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF FAMILY

         Family hereby represents and warrants to Republic and RSFC as follows:

         2.1 CORPORATE ORGANIZATION . Family is a Florida state bank, duly organized and validly existing under the laws of the State of Florida and in good standing with the State of Florida and the Federal Deposit Insurance Corporation (the "FDIC"). Family has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate its properties and assets as now owned and being operated by it. Family's deposit accounts are duly insured by the FDIC to the maximum extent permitted under applicable law. Family has delivered to RSFC complete and correct copies of Family's Articles of Incorporation and Bylaws, as amended to date, which are in full force and effect on the date hereof. Family is qualified or licensed to do business and is in good standing in each jurisdiction in which it operates.

         2.2 CAPITALIZATION; STOCK OWNERSHIP . As of the date hereof, the authorized capital stock of Family consists of 1,200,000 shares of common stock, par value $5.00 per share, of which 590,514 shares are issued and outstanding (none of which are held by Family as treasury stock). All of the issued and outstanding shares of Family Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, and none of them were issued in violation of any preemptive or other right. Except as described on Schedule 2.2, Family is not a party to or bound by any contract, agreement or arrangement to issue, sell or otherwise dispose of or redeem, purchase or otherwise acquire any of its capital stock and there is no outstanding option, warrant or other right to subscribe for or purchase, or contract, agreement or arrangement with respect to, any capital stock of Family or any other security exercisable or convertible into any capital stock of Family, or any stock appreciation rights.

         2.3 INVESTMENTS; NO SUBSIDIARY . Family does not own, directly or indirectly, any shares of capital stock of any corporation or any equity investment in any partnership, association or other business organization.

         2.4 AUTHORIZATION AND ENFORCEABILITY; NO VIOLATION . The Family Board of Directors has duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by a unanimous vote. Subject to approval of the Merger by shareholders of Family owning not less than a majority of the outstanding shares of Family Common Stock, this Agreement is a legal, valid and binding obligation of Family enforceable against Family in accordance with its terms, except as enforceability may be limited by regulatory authorities having jurisdiction or by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and except that the availability of equitable remedies is within the discretion of the appropriate court. Except for required regulatory approvals, the execution, delivery and performance of this Agreement do not, and the consummation of the Merger will not,

(a) violate or conflict with the Articles of Incorporation or Bylaws of Family,
(b) require any third-party consent pursuant to or result in any breach of or default under any provision of any contract or agreement of any kind to which Family is a party or by which it is bound or to which any of its property or asset is subject, (c) result in any breach or violation of, or default under, or any event which with due notice or lapse of time or both would constitute a default under, result in the termination of, or accelerate the performance required by, or require Family to obtain or make any consent, authorization, approval, registration or filing (other than as described in this Agreement), under any statute, law, bylaw, ordinance, regulation, rule, judgment, decree, order, license, waiver, variance or other requirement of any court or agency, board, bureau, body or department of the United States or any state thereof which is applicable to Family or any of the properties or assets of Family, (d) cause any acceleration of maturity of any note, instrument or other obligation to which Family is a party or by which either is bound or with respect to which it is an obligor or guarantor, or (e) result in the creation or imposition of any lien, pledge, claim, charge, restriction, equity or encumbrance of any kind whatsoever upon or give to any other person any interest or right, including any right of termination or cancellation, in or with respect to any of the business, operations, properties, assets, agreements or contracts of Family.

         2.5 FINANCIAL STATEMENTS . Family has delivered to RSFC copies of its statements of financial condition as of December 31, 1993, 1994 and 1995, and statements of operations for each of the years then ended, together with supporting schedules and notes thereto (the "Unaudited Annual Statements"), and its statements of financial condition as of September 30, 1996 and statements of operations for the nine-month period then ended (such statements as of and for the period ended September 30, 1996 are hereinafter referred to as the "Interim Statements"). Family agrees to engage Ernst & Young LLP, certified public accountants, to audit such financial statements as of, and for the years ending, December 31, 1994, 1995 and 1996, and to cause Ernst & Young LLP to certify such audited statements on or before March 31, 1997. In the event that such audited statements indicate Net Tangible Equity for Family as of December 31, 1996 to be less than $19,500,000 or the opinion of Ernst & Young, LLP with respect to such financial statements shall be qualified, the parties agree to negotiate an appropriate adjustment to the Conversion Rate; provided, that, if the parties cannot agree as to the amount of such an adjustment within 30 days of the delivery to RSFC of such audited financial statements, RSFC may terminate this Agreement; however, if RSFC shall elect not to so terminate this Agreement, the Conversion Rate shall remain at thirteen shares of RSFC Common Stock for each share of Family Common Stock. All of the aforementioned financial statements (and the Future Financial Statements, to be delivered to RSFC in accordance with Section 4.8 hereof) present (or will present) the financial position and results of operations of Family as of the respective dates of such financial statements and for the respective periods then ended in conformity with GAAP, consistently applied throughout the periods involved; except that the Unaudited Annual Statements were not prepared in accordance with GAAP to the extent set forth in the notes to such statements.

         2.6 LOAN PORTFOLIO . With respect to each loan owned by Family in whole or in part (each, a "Loan"), except as described on Schedule 2.6 hereto:

         (a) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, and to general equitable principles;

         (b) neither Family nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

         (c) Family is the sole holder of legal and beneficial title to each Loan (or Family's applicable participation interest, as applicable);

         (d) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been superseded, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

         (e) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property which serves as security for a Loan;

         (f) there is no litigation or proceeding pending or threatened, relating to the property which serves as security for a Loan which would have a material adverse effect upon the related Loan;

         (g) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable and the interest in such Loan of Family created by such participation would not be a part of the insolvency estate of the Loan originator or other third party upon the insolvency thereof; and

         (h) each Loan secured by a mortgage on residential property (except for construction loans) was originated by a bank, thrift or other HUD-approved lender.

         2.7 DEPOSITS . None of the deposits of Family is a "brokered" deposit or subject to any encumbrance, legal restraint or other legal process.

         2.8 NO UNDISCLOSED LIABILITIES, ETC . Since September 30, 1996, Family has not incurred or become aware of any liability or obligation (absolute, accrued, contingent or otherwise) of any nature which should properly have been reflected or reserved for in the Interim Statements.

         2.9 ABSENCE OF CERTAIN CHANGES . Since September 30, 1996 (except for the transactions contemplated by this Agreement) through the date of this Agreement, Family has not:

         (a) had any change in financial condition, properties, business or operations which would have a material adverse effect;

         (b) suffered any damage, destruction or loss of physical property or assets (whether or not covered by insurance), in the aggregate in excess of $100,000 in value;

         (c)issued, sold or otherwise disposed of, or agreed to issue, sell or otherwise dispose of, any of its capital stock, except upon exercise of outstanding stock options;

         (d) incurred or agreed to incur any material indebtedness for borrowed money, other than in the ordinary course of business;

         (e) made or obligated itself to make any capital expenditure in excess of $100,000 in the aggregate;

         (f) waived any material right;

         (g) sold, transferred or otherwise disposed of, or agreed to sell, transfer or otherwise dispose of, any assets, or canceled, or agreed to cancel, any material debts or claims, in each case, other than in the ordinary course of business;

         (h) mortgaged, pledged or subjected to any charge, lien, claim or encumbrance, or agreed to mortgage, pledge or subject to any charge, lien, claim or encumbrance, any of its material properties or assets, other than in the ordinary course of business;

         (i) declared, set aside or paid any dividend (whether in cash, property or stock) with respect to any of its capital stock, or redeemed, purchased or otherwise acquired, or agreed to redeem, purchase or otherwise acquire, any of its capital stock;

         (j) except as disclosed on Schedule 2.9(j), increased the compensation or bonuses or special compensation of any kind of any of its directors, officers, employees or agents over the rate being paid to them on September 30, 1996, except for such increases in the ordinary course of business not to exceed 6% of the aggregate payroll as of September 30, 1996, or adopted or increased any benefits under any insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any such director, officer, employee or agent

         (k) made or permitted any amendment or termination of any material contract, agreement or license to which it is a party, other than in the ordinary course of business;

         (l) made any material change in its accounting methods or practices with respect to its financial condition, properties, business or operations;

         (m) repaid any outstanding loans, other than repayments in the ordinary course of business;

         (n) entered into any other material transaction not in the ordinary course of business;

         (o) become aware of the need to make additional specific provisions for reserves for loan losses which would have a material adverse effect on its financial condition, properties, business or operations;

         (p) hired any new officers, other than in the ordinary course of business, consistent with past practice;

         (q) entered into any real estate or equipment lease, requiring aggregate rental payments in excess of $100,000;

         (r) entered into any agreement not terminable at will by it which requires the payment by it of an aggregate amount in excess of $100,000; or

         (s) agreed to or otherwise become obligated to do any of the foregoing.

         2.10 REAL PROPERTIES . Schedule 2.10 hereto describes all real estate owned or leased by Family, exclusive of "other real estate owned" acquired by Family as a result of foreclosure or "deed in lieu" settlements and held by Family for resale. All such real property, if owned by Family, is owned under good, clear and marketable title, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever except (i) statutory liens securing payments not yet due, (ii) liens which are incurred in the ordinary course of its business and (iii) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially impair business operations at such property. Family is the lessee of all leasehold estates described in Schedule 2.10 and is in possession of the properties purported to be leased thereunder and each such lease is valid, without default thereunder by the lessee or, to Family's knowledge, the lessor. True and complete copies of all leases listed in Schedule 2.10 have been delivered by Family to RSFC.

         2.11 TAXES AND FEES . All tax, fee and information returns or forms (each a "return") required to have been filed prior to the date of this Agreement by Family with respect to the business, operations, properties, assets or liabilities of Family, including, without limitation, information and other returns for customers and depositors, with any governmental agency, board, bureau, body, department, authority or municipality of the United States, any state thereof, or any other jurisdiction have been duly and timely filed, and each such return in all material respects correctly reflects, as applicable, the income, sales, excise, capital, place of business, franchise, fuel, custom or other tax or fee liability and all other information required to be reported thereon, and all such taxes or fees shown as due on such returns have been paid or accrued other than taxes or fees described on Schedule 2.11 hereto which are being contested and which have not been finally determined. Except as set forth on Schedule 2.11 hereto, there is no issue relating to any such return that, if determined adversely to Family, would result in the assertion of any material deficiency for any tax or fee or interest or penalties in connection therewith, and no facts or circumstances exist as of the date hereof which could give rise to any such issue. The provisions for taxes due by Family in the Interim Statements are sufficient for all unpaid taxes, whether or not disputed, for the period then ended and all prior periods for which tax returns are not yet required to be filed. Except as set forth on Schedule 2.11 hereto, Family has not (a) entered into any agreement, waiver or other arrangement with respect to any extension of time for the filing of any tax return, the payment of any tax, the period during which any tax authorities may assess or reassess any amounts or the running of any statute of limitations, or with respect to any tax issues relating to or which may materially affect its financial condition, properties, business or operations or (b) since September 30, 1996, incurred any tax liability as a result of any transaction relating to its financial condition, properties, business or operations that was not fully reflected or reserved against in the Interim Statements other than tax accruals in the ordinary course of business. The federal income tax returns of Family have never been audited. Except as set forth on Schedule 2.11 hereto, there are no actions, suits, proceedings, investigations or claims now pending or threatened against Family in respect of any material taxes, assessments, fees or any matters under discussion with any governmental authority relating to any material taxes, assessments, or fees, relating to its business, operations, properties, assets or liabilities. Family has collected or withheld from each payment made to any of its current or former customers, depositors, shareholders, officers, creditors, employees and other persons the amount of all material taxes, including but not limited to income taxes and "backup" withholding, required to be collected or withheld therefrom, and, to the extent required, have paid the same to the proper tax or other receiving authority within the time required under any applicable requirements.

         2.12 CONTRACTS . Except as set forth on Schedule 2.12 hereto, Family is not a party to any written or oral:

         (a) contract or agreement, other than contracts or agreements made in the ordinary course of business, involving more than $100,000;

         (b) contract or agreement with any governmental authority, other than contracts or agreements made in the ordinary course of business;

         (c) contract or agreement providing for the settlement of any material action, suit, proceeding or investigation involving Family, except in the ordinary course of business;

         (d) employment or consulting agreement of any kind with any officer, director, employee or consultant, or any policy, program, agreement or understanding (whether or not in the form of an agreement) obligating Family to pay any amount to any officer or employee on account of severance or termination of employment;

         (e) contract or collective bargaining agreement with any labor union or representative of its employees; or

         (f) contract or agreement which is material to its financial condition, properties, business or operations.

Except as set forth in Schedule 2.12 hereto, each contract or other agreement to which Family is a party is in full force and effect and is valid and enforceable by Family in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and, as to enforceability, to general principles of equity. Neither Family nor any other party is in default in any material respect in the observance or the performance of any term or obligation to be performed by it under any such contract or other agreement. Family has delivered or made available to RSFC true and complete copies of all contracts and agreements referred to in clauses (a) through (f) above.

         2.13 LITIGATION . Except as set forth in Schedule 2.13 hereto and except for actions in which Family is the plaintiff where the amount in controversy is less than $100,000, there are no actions, suits, proceedings or investigations before any court or administrative authority in the United States, any state thereof, or any other jurisdiction, of any kind now pending or, to the best of the knowledge of Family, threatened or any facts or circumstances known to Family which could give rise to, any such action, suit, proceeding or investigation, involving Family or any of its businesses, operations, properties, assets or liabilities. There is no arbitration proceeding involving Family which is pending or threatened under any collective bargaining agreement or otherwise. Except as set forth in Schedule 2.13 hereto, neither Family nor any of its properties, assets or liabilities, is subject to any judicial or administrative judgment, order, decree or restraint which adversely affects its business, operations or financial condition.

         2.14 COMPLIANCE WITH LAWS AND REGULATIONS . The business and operations of Family have been and are in all material respects conducted in accordance with all applicable laws, rules and regulations (including, without limitation, the Equal Credit Opportunity Act, the Consumer Credit Protection Act, the Truth in Lending Act, the Community Reinvestment Act and the Real Estate Settlement Procedures Act), and Family is not subject to or being threatened with, any material fine, penalty, liability or legal disability to its business as the result of its failure to comply with any requirement of any governmental body or agency having jurisdiction over it, the conduct of its business, the use of its assets and properties, or any premises occupied by it. Family has filed all reports and maintained all records required to be filed or maintained during the past five fiscal years and the current fiscal year under applicable rules and regulations of the FDIC and the State of Florida. Each such filing contains the information required to be stated therein and such information was true and correct in all material respects as of the time such report was filed.

         2.15 EMPLOYMENT BENEFIT PLANS AND ARRANGEMENTS; LABOR MATTERS .

         (a) Schedule 2.15 hereto lists all employee benefits plans, contracts, programs or arrangements, including but not limited to pension, profit-sharing, stock option, stock bonus, deferred compensation, supplemental retirement, severance, health care, hospitalization, medical, dental, disability, life insurance and salary continuation, which are currently maintained, contributed to or required to be contributed to by Family or which otherwise cover or provide benefits to any employee or former employee of Family or any beneficiary thereof (collectively, the "Plans"). Family has delivered to RSFC true and complete copies of all of the Plans and all documents relating thereto, including, but not limited to, summary plan descriptions, annual reports (IRS Form 5500 Series), actuarial reports, and accountant or trustee reports, if any, and such reports are accurate in all material respects and there has been no material change in the financial or funding status of any such Plan since the dates of the most recent of such reports. Each Plan has been maintained and administered in all material respects in accordance with its terms and with all applicable laws, including the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code and the regulations promulgated thereunder, and in a manner which will not result in any material charge or assessment against or liability of Family. Except as set forth on Schedule 2.15 hereto, any Plan that is intended to qualify under
     Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and nothing has occurred since the date of such determination that could adversely affect such qualification. The fair market value of the assets of each Plan that is subject to Title IV equals or exceeds the present value of all benefit liabilities (as defined in Title IV of ERISA) under the Plan, with such present value being determined by application of the actuarial methods and assumptions applied by the Plan's enrolled actuary at the most recent annual valuation of the Plan. Family has not engaged in any transaction which may result in imposition on it of any material excise tax under Sections 4971 through 4980, inclusive, of the Code, or otherwise incurred a liability for any excise tax, other than excise taxes which have heretofore been paid or have been accrued, and, in either case are fully reflected in the Interim Statements. There does not exist any accumulated material funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, with respect to any Plan. There are no circumstances pursuant to which Family could be liable to the Pension Benefit Guaranty Corporation or a multi-employer plan (as defined in Section 3(37) of ERISA) with respect to any plan not listed on Schedule 2.15. Except as set forth in Schedule 2.15 hereto, no Plan provides hospital, medical or health care benefits (other than those mandated by the Consolidated Omnibus Budget Reconciliation Act of 1986) or any life insurance or death benefit protection (other than under a Plan that qualifies under Section 401(a) of the Code) to any retired employees.

         (b) As of the date hereof, no association of employees has petitioned or applied for labor union certification with respect to all or any part of the business or operations of Family nor is there any organized campaign to obtain any such certification and there have been no negotiations with any labor union or association of employees with respect to any future or amended agreements by Family involving its business or operations and Family has not made or received any offers or proposals with respect thereto.

         2.16 ACCOUNTING PRACTICES . The books, records and accounts maintained by Family accurately and fairly reflect in reasonable detail its businesses, operations, properties, assets and liabilities, and Family maintains internal accounting controls that provide reasonable assurances that transactions are executed only with management's authorization and transactions are recorded as necessary to permit preparation of accurate financial statements and to maintain accountability for its properties and assets.

         2.17 MINUTE BOOKS . The minute books of Family are in all material respects complete and accurate records of all meetings and other corporate actions of its shareholders and Board of Directors and Family has made available to RSFC for inspection the originals thereof or delivered true copies thereof.

         2.18 INSURANCE . All of the insurance policies in force on the date hereof insuring Family, and its assets, business, employees, officers and directors, are described in Schedule 2.18 hereto. Family has delivered or made available to RSFC true and complete copies of all such policies.

         2.19 AGREEMENTS WITH REGULATORS . Family is not a party to any written agreement or memorandum of understanding with, nor a party to any commitment letter or similar undertaking to, nor subject to any order or directive by, nor a recipient of any extraordinary supervisory letter from, the FDIC or the State of Florida which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management. Family has not been advised by the FDIC or the State of Florida that it is contemplating issuing or requesting any such agreement, memorandum, commitment, understanding, order or supervisory letter.

                  2.20 ENVIRONMENTAL . Family is not (i) in violation of any law, regulation, order, permit, license or decree regulating emissions into the environment and the proper disposal of wastes, petroleum products or other materials; or (ii) liable or responsible for any cleanup, fines, liability or expense arising under any environmental law, regulation or order as a result of the disposal of wastes, petroleum products or other materials in or on its property (whether owned or leased or in which either has acquired an interest by way of mortgage or foreclosure) by it, its predecessors in title, or any other person, or in or on any other property, including property no longer owned, leased or used by it. There are no asbestos or petroleum products or any hazardous or waste material of any kind located under, on or in the property (owned or leased) of Family, and such property has never been used for the handling, treatment, storage or disposal of any petroleum products or any hazardous or toxic substances as defined under any applicable state or federal law.

         2.21 COMMUNITY REINVESTMENT ACT . Except as set forth on Schedule 2.21, Family has complied in all material respects with its obligations under the Community Reinvestment Act.

         2.22 TRANSACTIONS WITH INSIDERS . Except as set forth on Schedule 2.22, all of the loans, transactions, agreements and dealings between Family and any "Insider", as defined in Regulation O, comply in all respects with the provisions of Regulation O.

         2.23 FIDELITY BOND . Family has obtained all fidelity bonds that are required by law or regulation or that are reasonably necessary for the protection of Family. All such fidelity bonds are currently in force and Family has no reason to anticipate that the issuers thereof will fail to renew them or plan to revoke and/or cancel them.

         2.24 PROXY STATEMENT . The proxy statement referred to in Section 4.7 hereof will not, with respect to Family, contain any untrue statements of material fact or omitted to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

         2.25 BROKERS . Except as described in Schedule 2.25, neither Family nor any director, officer, employer, agent or other representative of Family, has paid or is obligated to pay to any party any finder's fee, brokerage commission, fairness opinion fee or like payment in connection with the transactions contemplated by this Agreement.

         2.26 NO UNTRUE STATEMENTS . No statement by Family contained in this Agreement or any of the Schedules hereto or documents referred to herein contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         2.27 ABSENCE OF REGULATORY COMMUNICATIONS . Family is not subject to, or has received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

         2.28 OPINION OF FINANCIAL ADVISOR . Family has been advised by Ryan, Beck & Co. that the consideration to be received in the Merger by the holders of Family Common Stock is fair to such holders from a financial point of view.

                                   ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF RSFC AND REPUBLIC

         RSFC and Republic hereby represent and warrant to Family as follows (references to RSFC in this Article III shall be deemed to include Governors Bank Corporation, RSFC's wholly-owned subsidiary, in addition to RSFC):

         3.1 CORPORATE ORGANIZATION . RSFC is a Florida corporation, duly organized, validly existing and in good standing under the laws of the State of Florida. RSFC has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate its properties and assets as now owned and being operated by it. RSFC is qualified or licensed to do business and is in good standing in each jurisdiction in which it operates.
Schedule 3.1 hereto lists all of the direct and indirect subsidiaries of RSFC. All such subsidiaries are Florida corporations, duly organized, validly existing and in good standing under the laws of the State of Florida. RSFC is a bank holding company, duly registered as such and in good standing as such under the Bank Holding Company Act of 1956, as amended.

         3.2 AUTHORIZATION AND ENFORCEABILITY; NO VIOLATION . RSFC's Board of Directors has duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Subject to approval of the Merger by shareholders of RSFC owning not less than a majority of the outstanding shares of RSFC Common Stock, this Agreement is a legal, valid and binding obligation of RSFC, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and except that the availability of equitable remedies is within the discretion of the appropriate court. The execution, delivery and performance of this Agreement do not, and the consummation of the Merger will not, (a) violate or conflict with any provision of the Articles of Incorporation or Bylaws of RSFC, (b) require any third party consent pursuant to or result in any breach of or default under any provision of any contract or agreement of any kind to which RSFC is a party or by which RSFC is bound or to which any property or asset of RSFC is subject, or (c) result in any breach or violation of, or default under, or any event which with due notice or lapse of time or both would constitute a default under, result in the termination of, or accelerate the performance required by, or require RSFC to obtain or make any consent, authorization, approval, registration or filing (other than as described in this Agreement), under any statute, law, bylaw, ordinance, regulation, rule, judgment, decree, order, license, waiver, variance or other requirement of any court or agency, board, bureau, body or department of the United States or any state thereof which is applicable to Republic or any of the properties or assets of RSFC.

         3.3 CAPITALIZATION; STOCK OWNERSHIP . As of the date hereof, the authorized capital stock of RSFC consists of 20,000,000 shares of common stock, par value $.01 per share, of which 7,852,040 shares are issued and outstanding, and 10,000,000 shares of preferred stock, $10.00 stated value per share, of which no shares of Series A, no shares of Series B and 1,035,000 shares of Series C are issued and outstanding. All of the issued and outstanding shares of RSFC Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, and none of them were issued in violation of any preemptive or other right. Except as described on Schedule 3.3, RSFC is not a party to or bound by any contract, agreement or arrangement to issue, sell or otherwise dispose of or redeem, purchase or otherwise acquire any of its capital stock and there is no outstanding option, warrant or other right to subscribe for or purchase, or contract, agreement or arrangement with respect to, any capital stock of RSFC or any other security exercisable or convertible into any capital stock of RSFC, or any stock appreciation rights.

         3.4 CORPORATE ORGANIZATION . Republic is a Florida state bank, duly organized, validly existing and in good standing under the laws of the State of Florida. Republic has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate its properties and assets as now owned and being operated by it. Republic is qualified or licensed to do business and is in good standing in each jurisdiction in which it operates.

         3.5 AUTHORIZATION AND ENFORCEABILITY; NO VIOLATION . Republic's Board of Directors and shareholder have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and this Agreement is a legal, valid and binding obligation of Republic, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and except that the availability of equitable remedies is within the discretion of the appropriate court. The execution, delivery and performance of this Agreement do not, and the consummation of the Merger will not, (a) violate or conflict with any provision of the Articles of Incorporation or Bylaws of Republic; (b) require any third party consent pursuant to or result in any breach of or default under any provision of any contract or agreement of any kind to which Republic is a party or by which Republic is bound or to which any property or asset of Republic is subject; (c) result in any breach or violation of, or default under, or any event which with due notice or lapse of time or both would constitute a default under, result in the termination of, or accelerate the performance required by, or require Republic to obtain or make any consent, authorization, approval, registration or filing (other than as described in this Agreement), under any statute, law, bylaw, ordinance, regulation, rule, judgment, decree, order, license, waiver, variance or other requirement of any court or agency, board, bureau, body or department of the United States or any state thereof which is applicable to Republic or any of the properties or assets of Republic; (d) cause any acceleration of maturity of any note, instrument or other obligation to which Republic is a party or by which either is bound or with respect to which it is an obligor or guarantor; or (e) result in the creation or imposition of any lien, pledge, claim, charge, restriction, equity or encumbrance of any kind whatsoever upon or give to any other person any interest or right, including any right of termination or cancellation, in or with respect to any of the business, operations, properties, assets, agreements or contracts of Republic.

         3.6 SEC FILINGS . RSFC has heretofore or will deliver to Family, copies of RSFC's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) 1995 Annual Report to Shareholders; (iii) Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 1996; and (iv) any reports on Form 8-K filed by RSFC with the SEC since December 31, 1995 and will continue until the Closing to furnish Family with copies of said reports. Since December 31, 1993, RSFC has timely filed all reports and documents required to be filed by RSFC with the SEC under the rules and regulations for the SEC and all such reports and documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         3.7 REGISTRATION STATEMENT . At the time the Registration Statement referred to in Section 5.5 hereof becomes effective, the Registration Statement, including the proxy statement constituting a part thereof, will comply in all material respects with the requirements of the 1933 Act or other applicable securities law and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this Section 3.7 shall not apply to statements included in the proxy statement made in reliance upon and in conformity with information furnished to RSFC in writing by Family or any of its representatives, including financial information and statements.

         3.8 FINANCIAL STATEMENTS . RSFC has delivered to Family copies of its statements of financial condition as of March 31, 1993, 1994 and 1995, and December 31, 1995, and statements of changes in shareholders' equity, statements of cash flows and statements of operations for each of the years then ended, together with supporting schedules and notes thereto, audited by Ernst & Young LLP, and its unaudited statements of financial condition as of September 30, 1996 and statements of operations for the nine-month period then ended (such statements as of and for the period ended September 30, 1996 are hereinafter referred to as the "RSFC Interim Statements"). All of the aforementioned financial statements are true, correct and complete in all material respects and present the financial position and results of operations of RSFC as of the respective dates of such financial statements and for the respective periods then ended in conformity with GAAP, consistently applied throughout the periods involved; except, with respect to the RSFC Interim Statements, for year-end adjustments. The opinions of Ernst & Young LLP with respect to the audited financial statements are unqualified.

         3.9 LOAN PORTFOLIO . With respect to each loan owned by Republic in whole or in part (each, a "Loan"), except as described on Schedule 3.9 hereto:

         (a) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, and to general equitable principles;

         (b) neither Republic nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

         (c) Republic is the sole holder of legal and beneficial title to each Loan (or Republic's applicable participation interest, as applicable);

         (d) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been superseded, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

         (e) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property which serves as security for a Loan;

         (f) there is no litigation or proceeding pending or threatened, relating to the property which serves as security for a Loan which would have a material adverse effect upon the related Loan;

         (g) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable and the interest in such Loan of Republic created by such participation would not be a part of the insolvency estate of the Loan originator or other third party upon the insolvency thereof; and

         (h) each Loan secured by a mortgage on residential property (except for construction loans) was originated by a bank, thrift or other HUD-approved lender.

         3.10 DEPOSITS . Except as described on Schedule 3.10 hereto, none of the deposits of Republic is a "brokered" deposit or subject to any encumbrance, legal restraint or other legal process.

         3.11 NO UNDISCLOSED LIABILITIES, ETC . Since September 30, 1996, RSFC has not incurred or become aware of any liability or obligation (absolute, accrued, contingent or otherwise) of any nature which should properly have been reflected or reserved for in the RSFC Interim Statements.

         3.12 ABSENCE OF CERTAIN CHANGES . Since September 30, 1996 (except for the transactions contemplated by this Agreement) through the date of this Agreement, RSFC has not:

         (a) had any change in financial condition, properties, business or operations which would have a material adverse effect;

         (b) suffered any damage, destruction or loss of physical property or assets (whether or not covered by insurance), in the aggregate in excess of $100,000 in value;

         (c) issued, sold or otherwise disposed of, or agreed to issue, sell or otherwise dispose of, any of its capital stock, except upon exercise of outstanding stock options;

         (d) incurred or agreed to incur any material indebtedness for borrowed money, other than in the ordinary course of business;

         (e) made or obligated itself to make any capital expenditure in excess of $100,000 in the aggregate;

         (f) waived any material right;

         (g) sold, transferred or otherwise disposed of, or agreed to sell, transfer or otherwise dispose of, any assets, or canceled, or agreed to cancel, any material debts or claims, in each case, other than in the ordinary course of business;

         (h) mortgaged, pledged or subjected to any charge, lien, claim or encumbrance, or agreed to mortgage, pledge or subject to any charge, lien, claim or encumbrance, any of its material properties or assets, other than in the ordinary course of business;

         (i) declared, set aside or paid any dividend (whether in cash, property or stock) with respect to any of its capital stock, other than its regular cash dividends, or redeemed, purchased or otherwise acquired, or agreed to redeem, purchase or otherwise acquire, any of its capital stock;

         (j) increased the compensation or bonuses or special compensation of any kind of any of its directors, officers, employees or agents over the rate being paid to them on September 30, 1996, except for such increases in the ordinary course of business not to exceed 6% of the aggregate payroll as of September 30, 1996, or adopted or increased any benefits under any insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any such director, officer, employee or agent;

         (k) made or permitted any amendment or termination of any material contract, agreement or license to which it is a party, other than in the ordinary course of business;

         (l) made any material change in its accounting methods or practices with respect to its financial condition, properties, business or operations;

         (m) repaid any outstanding loans, other than repayments in the ordinary course of business;

         (n) entered into any other material transaction not in the ordinary course of business;

         (o) become aware of the need to make additional specific provisions for reserves for loan losses which would have a material adverse effect on its financial condition, properties, business or operations;

         (p) hired any new officers, other than in the ordinary course of business, consistent with past practice;

         (q) entered into any real estate or equipment lease, requiring aggregate rental payments in excess of $100,000;

         (r) entered into any agreement not terminable at will by it which requires the payment by it of an aggregate amount in excess of $100,000; or

         (s) agreed to or otherwise become obligated to do any of the foregoing.

         3.13 REAL PROPERTIES . Schedule 3.13 hereto describes all real estate owned or leased by RSFC or Republic, exclusive of "other real estate owned" acquired by Republic as a result of foreclosure or "deed in lieu" settlements and held by Republic for resale. All such real property, if owned, is owned under good, clear and marketable title, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever except (i) statutory liens securing payments not yet due, (ii) liens which are incurred in the ordinary course of its business and (iii) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially impair business operations at such property. RSFC or Republic is the lessee of all leasehold estates described in Schedule
3.13 and is in possession of the properties purported to be leased thereunder and each such lease is valid, without default thereunder by the lessee or, to lessee's knowledge, the lessor. True and complete copies of all leases listed in
Schedule 3.13 have been delivered by RSFC to Family.

         3.14 TAXES AND FEES . All tax, fee and information returns or forms (each a "return") required to have been filed prior to the date of this Agreement by RSFC with respect to the business, operations, properties, assets or liabilities of RSFC, including, without limitation, information and other returns for customers and depositors, with any governmental agency, board, bureau, body, department, authority or municipality of the United States, any state thereof, or any other jurisdiction have been duly and timely filed, and each such return in all material respects correctly reflects, as applicable, the income, sales, excise, capital, place of business, franchise, fuel, custom or other tax or fee liability and all other information required to be reported thereon, and all such taxes or fees shown as due on such returns have been paid or accrued other than taxes or fees described on Schedule 3.14 hereto which are being contested and which have not been finally determined. Except as set forth on Schedule 3.14 hereto, there is no issue relating to any such return that, if determined adversely to RSFC, would result in the assertion of any material deficiency for any tax or fee or interest or penalties in connection therewith, and no facts or circumstances exist as of the date hereof which could give rise to any such issue. The provisions for taxes due by RSFC in the RSFC Interim Statements are sufficient for all unpaid taxes, whether or not disputed, for the period then ended and all prior periods for which tax returns are not yet required to be filed. Except as set forth on Schedule 3.14 hereto, RSFC has not
(a) entered into any agreement, waiver or other arrangement with respect to any extension of time for the filing of any tax return, the payment of any tax, the period during which any tax authorities may assess or reassess any amounts or the running of any statute of limitations, or with respect to any tax issues relating to or which may materially affect its financial condition, properties, business or operations or (b) since September 30, 1996, incurred any tax liability as a result of any transaction relating to its financial condition, properties, business or operations that was not fully reflected or reserved against in the RSFC Interim Statements other than tax accruals in the ordinary course of business. The federal income tax returns of RSFC have never been audited. Except as set forth on Schedule 3.14 hereto, there are no actions, suits, proceedings, investigations or claims now pending or threatened against RSFC in respect of any material taxes, assessments, fees or any matters under discussion with any governmental authority relating to any material taxes, assessments, or fees, relating to its business, operations, properties, assets or liabilities. RSFC has collected or withheld from each payment made to any of its current or former customers, depositors, shareholders, officers, creditors, employees and other persons the amount of all material taxes, including but not limited to income taxes and "backup" withholding, required to be collected or withheld therefrom, and, to the extent required, have paid the same to the proper tax or other receiving authority within the time required under any applicable requirements.

         3.15 CONTRACTS . Except as set forth on Schedule 3.15 hereto, neither RSFC nor Republic is a party to any written or oral:

         (a) contract or agreement, other than contracts or agreements made in the ordinary course of business, involving more than $100,000;

         (b) contract or agreement with any governmental authority, other than contracts or agreements made in the ordinary course of business;

         (c) contract or agreement providing for the settlement of any material action, suit, proceeding or investigation involving it, except in the ordinary course of business;

         (d) employment or consulting agreement of any kind with any officer, director, employee or consultant, or any policy, program, agreement or understanding (whether or not in the form of an agreement) obligating it to pay any amount to any officer or employee on account of severance or termination of employment;

         (e) contract or collective bargaining agreement with any labor union or representative of its employees; or

         (f) contract or agreement which is material to its financial condition, properties, business or operations.

Except as set forth in Schedule 3.15 hereto, each contract or other agreement to which RSFC or Republic is a party is in full force and effect and is valid and enforceable by it in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and, as to enforceability, to general principles of equity. Neither RSFC nor Republic is in default in any material respect in the observance or the performance of any term or obligation to be performed by it under any such contract or other agreement. RSFC has delivered or made available to Family true and complete copies of all contracts and agreements referred to in clauses (a) through (f) above.

         3.16 LITIGATION . Except as set forth in Schedule 3.16 hereto and except for actions in which Republic is the plaintiff where the amount in controversy is less than $100,000, there are no actions, suits, proceedings or investigations before any court or administrative authority in the United States, any state thereof, or any other jurisdiction, of any kind now pending or, to the best of the knowledge of RSFC, threatened or any facts or circumstances known to RSFC which could give rise to, any such action, suit, proceeding or investigation, involving RSFC or Republic or any of its businesses, operations, properties, assets or liabilities. There is no arbitration proceeding involving RSFC or Republic which is pending or threatened under any collective bargaining agreement or otherwise. Except as set forth in
Schedule 3.16 hereto, neither RSFC, Republic nor any of their properties, assets or liabilities, is subject to any judicial or administrative judgment, order, decree or restraint which adversely affects its business, operations or financial condition.

         3.17 COMPLIANCE WITH LAWS AND REGULATIONS . The business and operations of Republic have been and are in all material respects conducted in accordance with all applicable laws, rules and regulations (including, without limitation, the Equal Credit

Opportunity Act, the Consumer Credit Protection Act, the Truth in Lending Act, the Community Reinvestment Act and the Real Estate Settlement Procedures Act), and Republic is not subject to or being threatened with, any material fine, penalty, liability or legal disability to its business as the result of its failure to comply with any requirement of any governmental body or agency having jurisdiction over it, the conduct of its business, the use of its assets and properties, or any premises occupied by it. Republic has filed all reports and maintained all records required to be filed or maintained during the past five fiscal years and the current fiscal year under applicable rules and regulations of the FDIC and the State of Florida. Each such filing contains the information required to be stated therein and such information was true and correct in all material respects as of the time such report was filed.

         3.18 EMPLOYMENT BENEFIT PLANS AND ARRANGEMENTS; LABOR MATTERS .

         (a) Schedule 3.18 hereto lists all employee benefits plans, contracts, programs or arrangements, including but not limited to pension, profit-sharing, stock option, stock bonus, deferred compensation, supplemental retirement, severance, health care, hospitalization, medical, dental, disability, life insurance and salary continuation, which are currently maintained, contributed to or required to be contributed to by RSFC or Republic or which otherwise cover or provide benefits to any employee or former employee of RSFC or Republic or any beneficiary thereof (collectively, the "RSFC Plans"). RSFC has delivered to Family true and complete copies of all of the RSFC Plans and all documents relating thereto, including, but not limited to, summary plan descriptions, annual reports (IRS Form 5500 Series), actuarial reports, and accountant or trustee reports, if any, and such reports are accurate in all material respects and there has been no material change in the financial or funding status of any such RSFC Plan since the dates of the most recent of such reports. Each RSFC Plan has been maintained and administered in all material respects in accordance with its terms and with all applicable laws, including ERISA and the Code and the regulations promulgated thereunder, and in a manner which will not result in any material charge or assessment against or liability of RSFC or Republic. Except as set forth on
     Schedule 3.18 hereto, any RSFC Plan that is intended to qualify under
     Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and nothing has occurred since the date of such determination that could adversely affect such qualification. The fair market value of the assets of each RSFC Plan that is subject to Title IV equals or exceeds the present value of all benefit liabilities (as defined in Title IV of ERISA) under the RSFC Plan, with such present value being determined by application of the actuarial methods and assumptions applied by the Plan's enrolled actuary at the most recent annual valuation of the RSFC Plan. Neither RSFC nor Republic has engaged in any transaction which may result in imposition on it of any material excise tax under Sections 4971 through 4980, inclusive, of the Code, or otherwise incurred a liability for any excise tax, other than excise taxes which have heretofore been paid or have been accrued, and, in either case are fully reflected in the RSFC Interim Statements. There does not exist any accumulated material funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, with respect to any RSFC Plan. There are no circumstances pursuant to which RSFC or Republic could be liable to the Pension Benefit Guaranty Corporation or a multi-employer plan (as defined in Section 3(37) of ERISA) with respect to any plan not listed on Schedule 3.18. Except as set forth in Schedule 3.18 hereto, no RSFC Plan provides hospital, medical or health care benefits (other than those mandated by the Consolidated Omnibus Budget Reconciliation Act of 1986) or any life insurance or death benefit protection (other than under an RSFC Plan that qualifies under Section 401(a) of the Code) to any retired employees.

         (b) As of the date hereof, no association of employees has petitioned or applied for labor union certification with respect to all or any part of the business or operations of Republic nor is there any organized campaign to obtain any such certification and there have been no negotiations with any labor union or association of employees with respect to any future or amended agreements by Republic involving its business or operations and Republic has not made or received any offers or proposals with respect thereto.

         3.19 ACCOUNTING PRACTICES . The books, records and accounts maintained by RSFC and Republic accurately and fairly reflect in reasonable detail its businesses, operations, properties, assets and liabilities, and they maintain internal accounting controls that provide reasonable assurances that transactions are executed only with management's authorization and transactions are recorded as necessary to permit preparation of accurate financial statements and to maintain accountability for its properties and assets.

         3.20 MINUTE BOOKS . The minute books of RSFC and Republic are in all material respects complete and accurate records of all meetings and other corporate actions of its shareholders and Board of Directors and RSFC has made available to Family for inspection the originals thereof or delivered true copies thereof.

         3.21 INSURANCE . All of the insurance policies in force on the date hereof insuring RSFC or Republic, and their assets, business, employees, officers and directors, are described in Schedule 3.21 hereto. RSFC has delivered or made available to Family true and complete copies of all such policies.

         3.22 AGREEMENTS WITH REGULATORS . Republic is not a party to any written agreement or memorandum of understanding with, nor a party to any commitment letter or similar undertaking to, nor subject to any order or directive by, nor a recipient of any extraordinary supervisory letter from, the FDIC or the State of Florida which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management. Republic has not been advised by the FDIC or the State of Florida that it is contemplating issuing or requesting any such agreement, memorandum, commitment, understanding, order or supervisory letter.

         3.23 ENVIRONMENTAL . Neither RSFC nor Republic is (i) in violation of any law, regulation, order, permit, license or decree regulating emissions into the environment and the proper disposal of wastes, petroleum products or other materials; or (ii) liable or responsible for any cleanup, fines, liability or expense arising under any environmental law, regulation or order as a result of the disposal of wastes, petroleum products or other materials in or on its property (whether owned or leased or in which either has acquired an interest by way of mortgage or foreclosure) by it, its predecessors in title, or any other person, or in or on any other property, including property no longer owned, leased or used by it. There are no asbestos or petroleum products or any hazardous or waste material of any kind located under, on or in the property (owned or leased) of RSFC or Republic, and such property has never been used for the handling, treatment, storage or disposal of any petroleum products or any hazardous or toxic substances as defined under any applicable state or federal law.

         3.24 COMMUNITY REINVESTMENT ACT . Except as set forth on Schedule 3.24 Republic has complied in all material respects with its obligations under the Community Reinvestment Act.

         3.25 TRANSACTIONS WITH INSIDERS . Except as set forth on Schedule 3.25, all of the loans, transactions, agreements and dealings between Republic and any "Insider", as defined in Regulation O, comply in all respects with the provisions of Regulation O.

         3.26 FIDELITY BOND . Republic has obtained all fidelity bonds that are required by law or regulation or that are reasonably necessary for the protection of Republic. All such fidelity bonds are currently in force and Republic has no reason to anticipate that the issuers thereof will fail to renew them or plan to revoke and/or cancel them.

         3.27 BROKERS . Except as described in Schedule 3.27, neither RSFC, Republic nor any director, officer, employer, agent or other representative of RSFC, has paid or is obligated to pay to any party any finder's fee, brokerage commission, fairness opinion fee or like payment in connection with the transactions contemplated by this Agreement.

         3.28 NO UNTRUE STATEMENTS . No statement by RSFC or Republic contained in this Agreement or any of the Schedules hereto contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         3.29 ABSENCE OF REGULATORY COMMUNICATIONS. Neither RSFC nor Republic is subject to, or has received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

         3.30 FUTURE PLANS . Republic has no present plans to sell or close any branch of Family and agrees not to do so for one year after the Closing Date, absent extraordinary circumstances.

         3.31 OPINION OF FINANCIAL ADVISOR . RSFC has been advised by Raymond James & Associates, Inc. that the Merger is fair to the RSFC shareholders from a financial point of view.

                                   ARTICLE IV

                               COVENANTS OF FAMILY

         4.1 ACCESS, INFORMATION AND DOCUMENTS . From the date hereof until the Effective Time, Family will give, and will cause its directors, officers, employees, agents and other representatives to give, to RSFC and to its agents and representatives (including, but not limited to, its accountants and counsel) reasonable access to any and all of its properties, assets, books, records and other documents, to enable RSFC to make such audit, examination and investigation of the business, operations, properties, assets, liabilities, books, records and other documents of Family as RSFC may determine, and will furnish, and will cause its directors, officers, employees, agents and other representatives to furnish, to RSFC such information and copies of such documents and records as RSFC shall request, including without limitation files relating to loans originated or purchased, investments, leases, contracts, employment records and benefit plans, minutes of the proceedings of the Board of Directors and any committees thereof, minutes of shareholders' meetings, legal proceedings, examination reports, correspondence with regulatory authorities and correspondence with independent auditors. As part of such examination, RSFC may make such reasonable inquiries of such persons having business or professional relationships with Family as RSFC shall determine, and Family will authorize, and will cause its directors, officers, employees, agents and other representatives to authorize, such persons to respond to each inquiry and to cooperate fully with RSFC in connection therewith. No investigation by RSFC shall affect the representations and warranties made by Family herein or result in any waiver or limitation thereof.

         RSFC agrees to keep confidential and not to disclose to any persons, except its officers, directors, accountants and legal counsel and as may otherwise be required by law, all confidential information provided to it by Family in connection with the foregoing examination of Family.

         4.2 NO OTHER TRANSACTIONS . Except and only to the extent required by fiduciary obligations, neither Family nor any of its directors, executive officers, representatives, agents or other persons controlled by Family shall, and Family shall not permit its directors and executive officers to, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group

(other than RSFC) concerning any merger, sale of substantially all of the assets, sale of shares of capital stock or similar transactions involving Family, other than as required by a court or regulatory agency with jurisdiction over Family.

         4.3 CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME . During the period from the date of this Agreement to the Effective Time, Family shall (i) maintain its existence and good standing under the laws of its organization, and (ii) conduct its business and engage in transactions only in the ordinary course and consistent with its past prudent banking practices. In addition, Family agrees that from the date hereof to the Effective Time, except as permitted or required by this Agreement, it will not take any action that would result in any of its representations or warranties contained in this Agreement not being true and correct in any material respect at the Effective Time. Family agrees that it shall confer with RSFC upon the request of RSFC and will advise RSFC regarding all significant developments, transactions and proposals relating to its financial condition, properties, business or operations, and will cause its directors, officers, employees, agents and other representatives to disclose to RSFC any and all material changes in, or events which materially affect, its financial condition, properties, business or operations.

         4.4 NEGATIVE COVENANTS . From the date hereof to the Effective Time, except as permitted or required by this Agreement, Family will not, without the prior consent of RSFC, which consent shall not be unreasonably withheld:

         (a) change any provision of its Articles of Incorporation or Bylaws, or take any other action with respect thereto;

         (b) change the number of shares of its issued capital stock or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to its authorized or issued capital stock, or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for cash dividends consistent with, and in accordance with, past practices;

         (c) hire any officer, except in the ordinary course of business;

         (d) grant any severance or termination pay to, or enter into or amend any written severance or employment agreement with, any of its directors, officers or employees or adopt any new employee benefit plan or arrangement of any type;

         (e) sell or dispose of any assets or incur any liabilities, in either case in excess of $100,000 in the aggregate, except in the ordinary course of business;

         (f) make any capital expenditure in excess of $100,000 in the aggregate;

         (g) file any applications or make any contract with respect to branching or site location or relocation;

         (h) make any loan, commitment therefor, or direct investment in or with respect to any one party or related group of parties or issue any letter of credit, or any renewal thereof, in a single or series of transactions in an amount in excess of $250,000;

         (i) engage in any business transactions with its directors or officers other than services provided to Family by directors and officers consistent with past practices;

         (j) take any action, except as may be required by law, regulation or judicial or regulatory order, which could prevent the Merger;

         (k) enter into or renew any written employment or consulting agreement or amend or otherwise modify any existing written employment or consulting agreements;

         (l) increase the compensation or benefits of any of its employees, officers or directors or pay any bonuses, directly or indirectly, to any such persons, except for increases in the ordinary course of business not to exceed 6% of the aggregate payroll as of September 30, 1996;

         (m) enter into, amend or renew any real estate lease except in the ordinary course of business;

         (n) enter into any agreement not terminable at will by it which requires the payment by it of an aggregate amount in excess of $100,000;

         (o) waive any material right other than in the ordinary course of business;

         (p) incur any material indebtedness for money owed, other than in the ordinary course of business;

         (q) mortgage, pledge or subject to any charge, lien, claim or encumbrance any of its assets other than in the ordinary course of business;

         (r) make any material change in its accounting methods or practices;

         (s) amend or modify any employee retirement plans or increase the amount of contributions to such plans; or

         (t) agree or obligate itself to do any of the foregoing.

         4.5 CURRENT INFORMATION . During the period from the date of this Agreement to the Effective Time, Family shall promptly advise RSFC in writing of any information or fact that would make any representation or warranty or any statement in this Agreement or in the Schedules not true and correct if such information or fact had been known when the representation, warranty or statement was made.

         4.6 PURSUIT OF APPROVALS . Family will use its best efforts to obtain all necessary government approvals and any other regulatory approvals which may be required of Family and to take all other reasonable steps which are or may be necessary to consummate the Merger and will cooperate with RSFC and Republic in the preparation of all applications and regulatory filings and will furnish promptly upon written request all documents, information, financial statements or other materials as may be required in order to complete such applications. RSFC will be provided the opportunity to review and approve in advance all information relating to it which appears in any filing made with, or written material submitted to any third party or governmental body in connection with the transactions contemplated by this Agreement.

         4.7 MEETING OF FAMILY'S SHAREHOLDERS; PROXY STATEMENT . Family will take all steps necessary duly to call, give notice of, convene and hold a meeting of its shareholders, to be held within 45 days of the effectiveness of the Registration Statement, for the purpose of securing the required approval of its shareholders of this Agreement, the Merger and the transactions contemplated hereby. Family will recommend to its shareholders the approval of this Agreement, the Merger and the transactions contemplated hereby and use its best efforts to obtain such approvals. The text of the Family proxy statement with respect to such shareholders meeting shall be prepared by RSFC in connection with the Registration Statement and shall be subject to the prior approval of Family.

         4.8 FUTURE FINANCIAL STATEMENTS . Family shall deliver to RSFC, within 20 days after the end of each calendar month from the month of October 1996 through the Closing Date, its unaudited statements of financial condition as of the end of such month and its statements of operations for the period from January 1, 1996 through the month then ended. All of the financial statements hereinabove referred to in this Section 4.8 are hereinafter referred to as the "Future Financial Statements". The Future Financial Statements shall be prepared in accordance with GAAP on a basis consistent with the Interim Statements. The Future Financial Statements so delivered after the date hereof shall be accompanied by a certificate of a duly authorized officer certifying that, to the best of his knowledge, such statements are complete, true and accurate and that they have been prepared in accordance with GAAP, and on a basis consistent with the Interim Statements.

         4.9 OBSERVER AT MEETINGS . Unless prohibited by law, Family agrees to permit the Chairman of the Board and the Executive Vice President of RSFC or their designees to attend, as an observer, all meetings of its shareholders, Board of Directors and committees of the Board of Directors, including loan committees, which may be held from the date hereof through the Effective Time. Family shall provide RSFC with the same notice of all such meetings which is given to shareholders or directors, as the case may be, and with copies of all materials and documents distributed at such meetings. Notwithstanding the foregoing, Family may, in its discretion, exclude RSFC from portions of meetings during which this Agreement or its interpretation, breach, performance and/or enforcement are reviewed. RSFC shall maintain the strict confidentiality of all matters observed at such meetings; provided, however, RSFC may discuss such matters with officers, directors, legal counsel and advisors of RSFC and Republic and may disclose such matters publicly if obligated to do so by law.

         4.10 POOLING . Family agrees that it will not knowingly take any action which would have the effect of jeopardizing the treatment of the Merger as a "pooling of interests."

                                    ARTICLE V

                         COVENANTS OF RSFC AND REPUBLIC

         5.1 ACCESS, INFORMATION AND DOCUMENTS . From the date hereof until the Effective Time, RSFC will give, and will cause its directors, officers, employees, agents and other representatives to give, to Family and to its agents and representatives (including, but not limited to, its accountants and counsel) reasonable access to any and all of its properties, assets, books, records and other documents, to enable Family to make such audit, examination and investigation of the business, operations, properties, assets, liabilities, books, records and other documents of RSFC as Family may determine, and will furnish, and will cause its directors, officers, employees, agents and other representatives to furnish, to Family such information and copies of such documents and records as Family shall request, including without limitation files relating to loans originated or purchased, investments, leases, contracts, employment records and benefit plans, minutes of the proceedings of the Board of Directors and any committees thereof, minutes of shareholders' meetings, legal proceedings, examination reports, correspondence with regulatory authorities and correspondence with independent auditors. As part of such examination, Family may make such reasonable inquiries of such persons having business or professional relationships with RSFC as Family shall determine, and RSFC will authorize, and will cause its directors, officers, employees, agents and other representatives to authorize, such persons to respond to each inquiry and to cooperate fully with Family in connection therewith. No investigation by Family shall affect the representations and warranties made by RSFC herein or result in any waiver or limitation thereof.

         Family agrees to keep confidential and not to disclose to any persons, except its officers, directors, accountants and legal counsel and as may otherwise be required by law, all confidential information provided to it by RSFC in connection with the foregoing examination of RSFC.

         5.2 NO OTHER TRANSACTIONS . Except and only to the extent required by fiduciary obligations, neither RSFC nor any of its directors, executive officers, representatives, agents or other persons controlled by RSFC shall, and RSFC shall not permit its directors and executive officers to, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Family) concerning any merger or acquisition involving RSFC or Republic, other than mergers or acquisitions in which RSFC, Republic or a subsidiary of either is the surviving corporation (an "Additional Acquisition"), or other than as required by a court or regulatory agency with jurisdiction over RSFC or Republic. Neither RSFC nor Republic shall enter into a definitive agreement to effect an Additional Acquisition without the prior consent of the Board of Directors of Family.

         5.3 CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME . During the period from the date of this Agreement to the Effective Time, RSFC shall (i) maintain its existence and good standing under the laws of its organization, and (ii) conduct its business and engage in transactions only in the ordinary course and consistent with its past prudent banking practices. In addition, RSFC agrees that from the date hereof to the Effective Time, except as permitted or required by this Agreement, it will not take any action that would result in any of its representations or warranties contained in this Agreement not being true and correct in any material respect at the Effective Time. RSFC agrees that it shall confer with Family upon the request of Family and will advise Family regarding all significant developments, transactions and proposals relating to its financial condition, properties, business or operations, and will cause its directors, officers, employees, agents and other representatives to disclose to Family any and all material changes in, or events which materially affect, its financial condition, properties, business or operations.

         5.4 PURSUIT OF APPROVALS . RSFC and Republic will each use its best efforts to obtain all necessary State of Florida and Federal Reserve Board approvals and any other regulatory approvals which may be required and to do all other things which are or may be necessary to consummate the Merger and will cooperate with Family in the preparation of all applications and will furnish promptly upon written request all documents, information, financial statements or other materials as may be required in order to complete such applications. Family will be provided the opportunity to review and approve in advance all information relating to it which appears in any filing made with, or written material submitted to any third party or governmental body in connection with the transactions contemplated by this Agreement.

         5.5 REGISTRATION STATEMENT; MEETING OF RSFC'S SHAREHOLDERS . As soon as practicable after the date hereof, RSFC shall prepare and file with the Securities and Exchange Commission (the "SEC"), and diligently seek effectiveness of, a Registration Statement on Form S-4 ( the "Registration Statement") containing the joint proxy statement/prospectus with respect to the RSFC and Family shareholders meetings referred to herein and the RSFC Common Stock to be issued upon effectiveness of the Merger. RSFC will take all steps necessary duly to call, give notice of, convene and hold a meeting of its shareholders, to be held within 45 days of the effectiveness of the Registration

Statement, for the purpose of securing the required approval of its shareholders of this Agreement, the Merger and the transactions contemplated hereby. RSFC will recommend to its shareholders the approval of this Agreement, the Merger and the transactions contemplated hereby and use its best efforts to obtain such approvals. The text of the Registration Statement shall be subject to prior reasonable approval of Family. Preparation and filing of the Registration Statement shall be at RSFC's expense, except that Family shall be responsible for the expense of its counsel and accountants. Family shall not be responsible for any other fees or expenses in connection with the Registration Statement, including filing fees. Family shall be responsible for the expense of printing and mailing the proxy statement (contained in the Registration Statement) to Family's shareholders.

         5.6 BOARDS OF DIRECTORS ELECTION . Promptly after the Closing, RSFC and Republic agree to cause the persons listed on Schedule 5.6 hereof to be elected to the Boards of Directors of RSFC and Republic.

         5.7 POOLING . RSFC agrees that it will not knowingly take any action which would have the effect of jeopardizing the treatment of the Merger as a "pooling of interests."

         5.8 FAMILY EMPLOYEES . All employees of Family shall, at Republic's option, become employees of Republic; and the following employees, if they do not become employees of Republic, shall be entitled to receive from Republic the severance benefits described on Schedule 5.8: Donald Price, Cathy Cordova, Diane Morgan, Dorothy Ellison, Theresa Sanchez, Dapathana Dell, Pat Barnett and Belinda McNab. All employees of Family who become employees of Republic on the Effective Date shall be entitled, to the extent permitted by applicable law, to participate in all benefit plans of Republic to the same extent as Republic's employees, except as stated otherwise in this section. Employees of Family on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefit plans of Republic as new employees of Republic, and the time of employment of such employees who are employed at least 30 hours per week with Family, as of the Effective Date, shall be counted as employment under such dental and medical plans of Republic for purposes of calculating any waiting period and preexisting condition limitations. To the extent permitted by applicable law, the period of service with Family of all employees to become employees of Republic on the Effective Date shall be recognized only for vesting and eligibility purposes under Republic's benefit plans. RSFC's and Republic's current benefit plans are set forth on Section 3.18 hereof.

         5.9 INDEMNIFICATION .

         (a) For a period of six years after the Effective Date, RSFC shall indemnify, defend and hold harmless the present and former directors, officers, employees and agents of Family (each, an "Indemnified Party") against all liabilities arising out of actions or omissions arising out their employment by Family and occurring at or prior to the Effective Date to the full extent permitted under Florida law and by RSFC's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any litigation; provided that no such indemnification shall be made for actions or omissions which constitute violations of law or fraud, are intentionally taken or omitted in bad faith, or constitute a knowing breach of this Agreement. The provisions of this Section 5.9 shall continue in full force and effect for such six-year period with respect to each such Indemnified Party notwithstanding the Merger or any termination of employment by Family or Republic of any such Party.

         (b) RSFC shall use its reasonable efforts to maintain Family's existing director's and officers' liability insurance policy (or a policy, including RSFC's existing policy, providing comparable coverage) covering persons who are currently covered by such insurance for a period of three years after the Effective Date on terms no less favorable than those in effect on the date hereof, provided that RSFC shall not be obligated to make annual premium payments in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Family's directors and officers, 150% of the annual premium payments on Family's current policy in effect as of the date of this Agreement.

         (c) Any Indemnified Party wishing to claim indemnification under this
     Section 5.9, upon learning of any such liability or litigation, shall promptly notify RSFC thereof. In the event of any such litigation (whether arising before or after the Effective Date), (i) RSFC shall have the right to assume the defense thereof and RSFC shall not be liable to such Indemnified Party for any legal expenses for other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if RSFC elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between RSFC and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and RSFC shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties; provided, however, that RSFC shall be obligated pursuant to this Section 5.9(c) to pay for such additional counsel for Indemnified Parties in any jurisdiction as counsel for RSFC shall determine is necessary under law and professional ethics;
     (ii) the Indemnified Parties will cooperate in the defense of any such litigation, and (iii) RSFC shall not be liable for any settlement effected without its prior written consent; and provided, further, that RSFC shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

         (d) If RSFC or any of its successors or assigns shall consolidate with or merge into any other person and shall not be the continuing or surviving person of such consolidation or merger or shall transfer all or substantially all of its assets to any person, then and in each case, proper provision shall be made so that the successors and assigns of RSFC shall assume the obligations set forth in this Section 5.9.

         (e) In consideration of the indemnification obligations provided by RSFC in this Section 5.9 and as a condition precedent thereto, each director, former director and officer of Family shall have delivered to RSFC on or prior to the date of this Agreement, a letter (in form reasonably satisfactory to RSFC) describing all claims such directors and officers may have against Family. In the letter, the director, former director or officer shall: (a) acknowledge the assumption by RSFC of all liability (to the extent Family would be so liable) for claims for indemnification arising under Section 5.9(a) hereof; (b) affirm that he or she does not have, nor is he or she aware of any other claims he or she might have, against Family; (c) identify any other claims or any facts or circumstances of which he or she is aware that could give rise to a claim for indemnification under Section 5.9(a) hereof; and (d) release as of the Effective Date any and all claims that he or she may have against any Family known to him or her which he or she did not so disclose to RSFC.

         (f) Family hereby represents and warrants to RSFC and Republic that it has no knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by RSFC to provide the indemnification required by this Section 5.9.

         5.10 FUTURE FINANCIAL INFORMATION . RSFC will furnish to Family:

         (a) as soon as practicable in any event within 45 days after the end of each quarterly period in each fiscal year consolidated statements of operation of RSFC for such period, and a consolidated statement of financial condition of RSFC as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods, ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

         (b) promptly upon receipt thereof, copies of all audit reports submitted to RSFC by independent auditors in connection with each annual, interim or special audit of the books of RSFC made by such accountants; and

         (c) as soon as practicable, all of such financial statements and reports as it shall send to its shareholders and of such regular and periodic reports as RSFC may file with the SEC.

         5.11 OBSERVER AT MEETINGS . Unless prohibited by law, RSFC and Republic agree to permit the Chairman of the Board and the President of Family or their designees to attend, as an observer, all meetings of its shareholders, Board of Directors and committees of the Board of Directors, including loan committees, which may be held from the date hereof through the Effective Time. RSFC and Republic shall provide Family with the same notice of all such meetings which is given to shareholders or directors, as the case may be, and with copies of all materials and documents distributed at such meetings. Notwithstanding the foregoing, RSFC or Republic may, in its discretion, exclude Family from portions of meetings during which this Agreement or its interpretation, breach, performance and/or enforcement are reviewed. Family shall maintain the strict confidentiality of all matters observed at such meetings; provided, however, Family may discuss such matters with officers, directors, legal counsel and advisors of Family and may disclose such matters publicly if obligated to do so by law.

         5.12 DIVIDEND POLICY . The Board of Directors of RSFC shall review the dividend policy of RSFC at least annually.

                                   ARTICLE VI

                           CONDITIONS PRECEDENT TO THE
                    OBLIGATIONS OF RSFC, REPUBLIC AND FAMILY

         The obligations of RSFC, Republic and Family to effect the Merger are subject to the fulfillment of each of the following conditions prior to or at the Effective Time, or waiver thereof by all three parties:

         6.1 GOVERNMENT APPROVALS . (a) The receipt of all government approvals required to be received to consummate the Merger, including the SEC ordering effective the Registration Statement, shall have been received, without the imposition of conditions which would, in the reasonable determination of RSFC,
(i) have a material adverse effect on the financial condition, properties, business or operations of RSFC or Republic upon completion of the Merger, or
(ii) otherwise impair the value of Family to RSFC; (b) such government approvals shall remain in effect; (c) all applicable statutory waiting or notice periods with respect to such government approvals shall have expired; and (d) all conditions and requirements prescribed by law or by such government approvals shall have been satisfied to the extent required prior to the Effective Time.

         6.2 SHAREHOLDER APPROVAL . At the respective shareholders meetings, the Merger shall have received the approval of holders of a majority of the outstanding shares of each of RSFC Common Stock and of Family Common Stock.

         6.3 NO LITIGATION . No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing consummation of the Merger; no suit, action or other proceeding shall be pending or, to the knowledge of either party hereto, threatened by any governmental body in which it is sought to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more of the parties hereto in connection with this Agreement and which RSFC, Republic or

Family determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger or to have a material adverse effect on the business or financial condition of such party.

                                   ARTICLE VII

                             CONDITION PRECEDENT TO
                            THE OBLIGATIONS OF FAMILY

         The obligation of Family to effect the Merger is subject to the fulfillment of the following condition prior to or at the Effective Time, or waiver thereof by Family:

         7.1 REPRESENTATIONS, WARRANTIES AND COVENANTS . The obligations of RSFC or Republic required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects. The representations and warranties of RSFC or Republic contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement, and as of the Effective Time as though made at and as of the Effective Time, except for those representations and warranties specifically relating to a time or times other than the Effective Time which shall be true and correct in all material respects at such time or times and except for changes permitted by this Agreement with the same force and effect as if made at and as of the Effective Time; provided that "material" for purposes of this Section 7.1 and Section 9.2 hereof shall mean an adverse change or impact on RSFC and Republic, their business, financial condition or prospects, taken as a whole.

         7.2 MATERIAL CHANGE . There shall not have occurred a material adverse change in RSFC, its business, financial condition or prospects, taken as a whole, since September 30, 1996.

         7.3 FINANCIAL CONDITIONS . The interim consolidated balance sheet of RSFC for the calendar month end immediately prior to the Closing Date, and as of the Closing Date, shall reflect total assets of not less than $320,000,000, total deposits of not less than $260,000,000, total loans of not less than $230,000,000, Tangible Equity of not less than $36,000,000, non-performing assets of not more than $6,500,000 and allowance for loan losses of not less than $1,200,000.

         7.4 OFFICERS' CERTIFICATES . RSFC and Republic shall have furnished Family with such certificates of its officers or others and such other documents to evidence the fulfillment of the conditions set forth in this Article VII as Family may reasonably request.

         7.5 CONSENTS . RSFC and Republic shall have received all necessary consents to the transactions contemplated herein required by any agreement material to the operation or conduct of business of RSFC or Republic.

         7.6 TAX OPINION . RSFC shall have received the opinion of Morgan, Lewis & Bockius LLP to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that RSFC, Republic and Family will each be a party to such reorganization within the meaning of Section 368(a) of the Code.

         7.7 FAIRNESS OPINION . Prior to the date on which the Registration Statement is filed by RSFC with the SEC, Family shall have received in writing the opinion referred to in Section 2.28 hereof and, if sought by Family, an endorsement or confirmation of such opinion by a firm of investment bankers, consultants or accountants (selected by Family) other than Ryan, Beck & Co.

                                  ARTICLE VIII

          CONDITIONS PRECEDENT TO THE OBLIGATIONS OF RSFC AND REPUBLIC

                  The obligation of RSFC and Republic to effect the Merger is subject to the fulfillment of each of the following conditions prior to or at the Effective Time, or waiver thereof by RSFC and Republic:

         8.1 REPRESENTATIONS, WARRANTIES AND COVENANTS . The obligations of Family required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects. The representations and warranties of Family contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement, and as of the Effective Time as though made at and as of the Effective Time, except for those representations and warranties specifically relating to a time or times other than the Effective Time which shall be true and correct in all material respects at such time or times and except for changes permitted by this Agreement with the same force and effect as if made at and as of the Effective Time; provided that "material" for purposes of this
Section 8.1 and Section 9.3 shall mean an adverse change or impact on Family, its business, financial condition or prospects, taken as a whole.

         8.2 MATERIAL CHANGE. There shall not have occurred a material adverse change in Family, its business, financial condition or prospects, taken as a whole, since September 30, 1996.

         8.3 FINANCIAL CONDITIONS . The interim consolidated balance sheet of Family for the calendar month end immediately prior to the Closing Date, and as of the Closing Date, shall reflect total assets of not less than $225,000,000, total deposits of not less than $200,000,000, total loans of not less than $145,000,000, Tangible Equity of not less than $20,000,000, non-performing assets of not more than $2,000,000 and an allowance for loan losses of not less than $1,300,000.

         8.4 DEMANDS FOR APPRAISAL . The holders of not more than 10% of the outstanding shares of Family Common Stock shall have duly delivered proper demands stating an intention to demand appraisal of and payment for their shares in accordance with Section 658.44, Florida Statutes.

         8.5 ACCOUNTANTS' COMFORT LETTER . RSFC and Republic shall have received the letter of Ernst & Young LLP, dated the Closing Date, to the effect that, based on agreed-upon procedures, nothing has come to their attention which would cause them to believe that the total assets, total deposits, total loans, Tangible Equity, classified assets and non-performing assets of Family as of the calendar month ended prior to the Closing Date are not as reported by Family.

         8.6 OFFICERS' CERTIFICATES . Family shall have furnished RSFC and Republic with such certificates of its officers or others and such other documents to evidence the fulfillment of the conditions set forth in this
Article VIII as RSFC and Republic may reasonably request, including certification of the names, addresses and numbers of shares of Family Common Stock held by Family shareholders of record as of the Closing.

         8.7 CONSENTS . Republic and RSFC shall have received all necessary consents to the transactions contemplated herein required by any agreement material to the operation or conduct of business of Family.

         8.8 EMPLOYMENT AGREEMENTS . The Employment Agreements between Republic and each of Carol R. Owen and Bruce Keir, entered into on the date hereof and effective at the Effective Time, shall remain in full force and effect.

         8.9 TAX OPINION . RSFC shall have received the opinion of Morgan, Lewis & Bockius LLP to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that RSFC, Republic and Family will each be a party to such reorganization within the meaning of Section 368(a) of the Code.

         8.10 FAMILY AFFILIATE LETTERS . RSFC shall have received from each director of Family and any other person which would be an "affiliate" of Family for purposes of Rule 145 under the 33 Act a duly executed letter agreement, in form and substance acceptable to Family and RSFC, with regard to their Rule 145 and "pooling" obligations..

         8.11 FAIRNESS OPINION . Prior to the date on which the Registration Statement is filed by RSFC with the SEC, RSFC shall have received in writing the opinion referred to in Section 3.31 hereof.

                                   ARTICLE IX

                        TERMINATION, AMENDMENT AND WAIVER

         9.1 TERMINATION BY MUTUAL CONSENT . This Agreement may be terminated at any time prior to the Effective Time (whether before or after approval of the Merger by RSFC's or Family's shareholders) by mutual written consent of RSFC and Family.

         9.2 TERMINATION BY FAMILY . Family may terminate this Agreement by written notice to RSFC, at any time prior to the Effective Time, whether before or after approval by the shareholders of Family, if (a) any event occurs such that a material condition set forth in Articles VI or VII hereof which must be fulfilled before Family is obligated to consummate the Merger cannot be fulfilled (other than by reason of Family's failure to comply with its obligations hereunder) and nonfulfillment is not waived, expressly or by implication, by Family; (b) there shall have been a material default under or a material breach of RSFC or Republic's covenants hereunder; (c) there shall have been a material default under or a material breach of RSFC's or Republic's representations and warranties hereunder; (d) any event occurs which, in the opinion of Ernst & Young LLP, would disqualify the Merger from being treated as a "pooling of interests"; or (e) the shareholders of either Family or RSFC shall fail to approve the Merger at their respective shareholders meetings held to consider the Merger. Family may also terminate this Agreement at any time after September 30, 1997, if all the conditions precedent to its obligations to effect the Merger shall not have been fulfilled by reason other than Family's failure to comply with its obligations hereunder and the Merger shall not have become effective on or prior to such date.

         9.3 TERMINATION BY RSFC . RSFC may terminate this Agreement by written notice to Family at any time prior to the Effective Time, whether before or after approval by the shareholders of Family, if (a) any event occurs such that a condition set forth in Articles VI or VIII hereof which must be fulfilled before RSFC is obligated to consummate the Merger or cannot be fulfilled (other than by reason of RSFC's or Republic's failure to comply with its obligations hereunder) and nonfulfillment is not waived by RSFC; (b) there shall have been a material default under or a material breach of Family's covenants hereunder; (c) there shall have been a material default under or material breach of Family's representations and warranties hereunder; (d) any event occurs which, in the opinion or Ernst & Young LLP, would disqualify the Merger from being treated as a "pooling of interests"; or (e) the shareholders of either Family or RSFC shall fail to approve the Merger at their respective shareholders meetings held to consider the Merger. RSFC may also terminate this Agreement at any time after September 30, 1997, if all the conditions precedent to their obligations to effect the Merger shall not have been fulfilled by reason other than RSFC's or Republic's failure to comply with its obligations hereunder and the Merger shall not have become effective on or prior to such date.

         9.4 EFFECT OF TERMINATION . If this Agreement is terminated, this Agreement, excep0 for this Section 9.4 and Section 9.5, which shall remain in full force and effect, shall no longer be of any force or effect and there shall be no liability hereunder on the part of any party or its respective directors, officers or shareholders; provided that (i) if such termination results from knowing or intentional breaches by Family of any representation, warranty or covenant hereunder, or if RSFC terminates this Agreement pursuant to Section 2.5 hereof, then Family shall pay all of the reasonable fees and expenses incurred by RSFC and Republic in connection with this Agreement, the Merger and the transactions contemplated hereby and (ii) if such termination results from knowing or intentional breaches by RSFC or Republic of any representation or warranty or covenant hereunder, then RSFC and Republic shall pay all of the reasonable fees and expenses of Family in connection with this Agreement, the Merger and the transactions contemplated hereby.

         9.5 ALTERNATE TRANSACTION . Nothing contained in this Agreement shall be deemed to prohibit any director or officer of Family from fulfilling his or her fiduciary duties to Family shareholders or from taking any action required by law. However, in addition to any payment required by Section 9.4 hereof, in the event that this Agreement is terminated as a result of Family or the holders of at least a majority of the shares of Family Common Stock entering into an agreement with respect to the merger of Family with a party other than Republic or the acquisition of a majority of the outstanding shares of Family Common Stock by any party other than RSFC, or is terminated in anticipation of any such agreement or acquisition, then, in either event, Family shall immediately pay RSFC, by wire transfer, $500,000 in full satisfaction of RSFC's losses and damages resulting from such termination. Family agrees that $500,000 is reasonable under the circumstances, that it would be impossible to exactly determine RSFC's actual damages as a result of such a termination and that RSFC's actual damages resulting from the loss of the transaction are in excess of $500,000.

         9.6 EXTENSION OR WAIVER . At any time prior to the Effective Time, whether before or after shareholder approval, either party may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other party hereto contained herein. Any agreement on the part of any party hereto for any such extension or waiver shall only be valid if set forth in a writing signed on behalf of such party.

                                    ARTICLE X

                                  MISCELLANEOUS

         10.1 CERTAIN TERMS .

         (a) Unless otherwise defined herein, all accounting terms used herein shall have the meanings ascribed to them under generally accepted accounting principles ("GAAP"), as adjusted by FDIC regulations and practice.

         (b) "Tangible Equity" shall have the meaning set forth in 12 C.F.R. ss. 325.2(s), provided that, in determination of Tangible Equity and the financial conditions set forth in Sections 2.5 and 8.3 hereof. Any amounts expensed for counsel, accountants, financial advisors relating to the transactions contemplated by this Agreement and printing expenses relating to the Registration Statement and proxy statements shall be added back to Tangible Equity for purposes of this Agreement.

         (c) "Agency" shall mean each of the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the parties, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, and the SEC.

         (d) "Non-performing assets" shall mean loans in default at least 90 days, Other Real Estate Owned, any other repossessed assets and any other loans off accrual for any reason.

         (e) "Knowing" shall mean known to any director or executive officer of the company.

         10.2 EXPENSES If the Merger is not consummated, each of the parties will pay all of its own legal, accounting and other expenses incurred in the preparation of this Agreement and the performance of the terms and provisions of this Agreement. If the Merger is consummated, RSFC and Republic shall be responsible for any such expenses of Family remaining unpaid.

         10.3 LEGAL FEES . In the event of litigation between any of the parties to this Agreement with respect to enforcement of the provisions hereof, the prevailing party in such litigation shall be entitled to recover its legal fees and expenses from the other party to such litigation.

         10.4 SURVIVAL . All representations and warranties contained in this Agreement or in any certificate delivered at Closing shall be extinguished at and shall not survive the Effective Time, except for knowing or intentional breaches of representations and warranties. All covenants, agreements and undertakings required by this Agreement to be performed after the Effective Time shall survive the Effective Time and remain binding obligations.

         10.5 ENTIRE AGREEMENT; AMENDMENT; WAIVER . This Agreement supersedes all previous arrangements or understandings, whether written or oral, and contains the entire agreement of the parties, with respect to the subject matter hereof. This Agreement may be modified, varied or otherwise amended only by a writing executed on behalf of each of the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the party against whom enforcement of such waiver is sought. No waiver, course of dealing, delay in acting or other purported waiver by any party of compliance with any provision of this Agreement shall be construed as a continuing waiver, or as a waiver of any subsequent breach, of any such provision or of any rights or remedies with respect thereto.

         10.6 NOTICES . Any notice, request, election, or other communication required or permitted to be given by any party under any provision of this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person, by overnight courier or by facsimile transmission, to the following address, or to such other address as any party shall designate upon written notice to the other party pursuant to this Section 10.6:

                  If to RSFC or Republic:

                          Republic Security Bank
                          4400 Congress Avenue
                          West Palm Beach, Florida  33407
                          Facsimile No.: 561-881-9225

                          Attn:   Rudy E. Schupp, President
                                  and Chairman of the Board

                  With a copy to:

                          John S. Fletcher, Esq.
                          Morgan, Lewis & Bockius LLP
                          5300 First Union Financial Center
                          200 South Biscayne Boulevard
                          Miami, Florida  33131-2339
                          Facsimile No.:  305-579-0321

                  If to Family:

                          Family Bank
                          1000 East Hallandale Beach Boulevard
                          Hallandale, Florida  33009
                          Facsimile No.: 954-458-2338

                          Attn:   Carol R. Owen,
                                  President

                  With copies to:

                          Lynn W. Fromberg, Esq.
                          Fromberg, Fromberg, Lewis & Brecker, P.A.
                          Suite 505
                          20801 Biscayne Boulevard
                          Aventura, Florida  33180
                          Facsimile No.:  305-936-0101

                          and

                          Carlos E. Loumiet, Esq.
                          Greenberg Traurig
                          1221 Brickell Avenue
                          Miami, Florida  33131
                          Facsimile No.:  305-579-0717

         10.7 RIGHTS UNDER THIS AGREEMENT; NONASSIGNABILITY . This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors, but shall not be assignable by any party. Nothing contained in this Agreement is intended to confer upon any person, other than the parties to this Agreement, Indemnified Parties and their respective heirs, estates and successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

         10.8 FORM OF THIS AGREEMENT . Captions to the various provisions in this Agreement are for the convenience of the reader only and shall not be construed as affecting the meaning or interpretation of any provision of this Agreement. Terms used in the singular shall be read in the plural, and vice versa, and terms used in the masculine gender shall be read in the feminine or neuter gender, when the context so requires. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but together shall constitute one and the same instrument.

         10.9 GOVERNING LAW . This Agreement has been entered into under, and shall be construed and enforced in accordance with, the laws of the State of Florida.

         10.10 PUBLIC ANNOUNCEMENTS . RSFC and Family shall each approve in advance the substance of and cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by law or regulation.

         10.11 COUNTERPARTS . This Agreement may be executed in any number of counterparts and by the several parties hereto on separate counterparts, each of which when so executed shall be an original, but all such separate counterparts shall together constitute but one and the same instrument.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                           REPUBLIC SECURITY FINANCIAL
                           CORPORATION


                           By /s RUDY E. SCHUPP
                              -------------------------
                              Rudy E. Schupp,
                              President and Chairman of the Board
[SEAL]

ATTEST:

/s RICHARD J. HASKINS
----------------------
Richard J. Haskins,
Assistant Secretary

                             REPUBLIC SECURITY BANK


                             By /s RUDY E. SCHUPP
                               ---------------------
                               Rudy E. Schupp,
                               President and Chairman of the Board
[SEAL]

ATTEST:

/s/ RICHARD J. HASKINS
-----------------------
Richard J. Haskins,
Assistant Secretary

                                FAMILY BANK


                                By  /s/ CAROL R. OWEN
                                   ------------------------
                                    Carol R. Owen,
                                    President
[SEAL]

ATTEST:

/s/ LYNN FROMBERG
-----------------------
Lynn Fromberg,
Secretary

                                 PLAN OF MERGER
                                       AND
                                MERGER AGREEMENT

     Pursuant to the provisions of Section 658.42 of the Florida Statutes, the undersigned banks do hereby adopt and enter into this Plan of Merger and Merger Agreement for the purpose of merging (the "Merger") Family Bank, a Florida state bank, into Republic Security Bank, a Florida state bank:

     (a) The name of each constituent bank and the specific location of its main office are as follows:

         1. Republic Security Bank
            4400 Congress Avenue
            West Palm Beach, Florida 33407

            The specific location of each of its branch offices is set forth on
            Schedule 1.1 attached hereto.

         2. Family Bank
            1000 East Hallandale Beach Boulevard
            Hallandale, Florida 33009

            The specific location of each of its branch offices is set forth on
            Schedule 1.2 attached hereto.

         (b) With respect to the resulting state bank:

         1. The name and the specific location of the proposed main office are:

            Republic Security Bank
            4400 Congress Avenue
            West Palm Beach, Florida  33407

            The name of each of its branch offices will be Republic Security Bank. The specific location of each of its branch offices is set forth on Schedules 1.1 and 1.2 attached hereto.

         2. The name and address of each director who is to serve until the next meeting of the shareholders at which directors are elected are set forth on Schedule 2.1 attached hereto.

         3. The name and address of each executive officer are set forth on
            Schedule 2.2 attached hereto.

         4. The resulting bank will have a single class of common stock, par value $5.00 per share ("Republic Common Stock"), consisting of 5,000,000 authorized shares, of which 1,280,490 are outstanding. The amount of the surplus fund will be $25,956,000 and the amount of retained earnings will be $18,854,000.

         5. The resulting bank is not to have trust powers.

         6. The complete articles of incorporation under which the resulting bank will operate are attached hereto as Schedule 2.3.

     (c) The terms for the exchange of shares of Family Bank for shares of Republic Security Financial Corporation, the holding company of Republic Security Bank ("RSFC"), are as follows:

         1. At the Effective Time (as defined below), each issued and outstanding share of the common stock of Family Bank, par value $5.00 per share ("Family Common Stock"), shall, by virtue of the Merger and without any action by the holder thereof, be converted into 13 shares of the common stock of RSFC, par value $.01 per share ("RSFC Common Stock"). At the Effective Time, each issued and outstanding share of Republic Common Stock shall remain issued and outstanding and unaffected by the Merger. In the event that prior to the Effective Time, RSFC Common Stock shall be changed to a different number of shares, or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split or reverse stock split, an appropriate and proportionate adjustment shall be made in the number of shares of RSFC Common Stock into which Family Common Stock shall be converted.

         2. At the Effective Time, each outstanding option to purchase shares of Family Common Stock listed on Schedule 3.1 hereof ("Family Stock Options") shall be assumed by RSFC. Each Family Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Family Stock Option, the same number of shares of RSFC Common Stock as the holder of such Family Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a price per share equal to (y) the aggregate exercise price for the shares of Family Common Stock otherwise purchasable pursuant to such Family Stock Option divided by (z) 13. Any Family Stock Option which would terminate as a result of the termination of employment of the holder thereof shall continue in effect through the later of (i) 90 days after the date of such termination of employment or (ii) the one-year anniversary of the Effective Time (but in no event later than the expiration date of the option).

         3. The "Effective Time" shall mean the date requested by Republic Security Bank, as soon as practicable after the delivery of this Plan of Merger and Merger

            Agreement and certified resolutions to the Florida Department of Banking and Finance (the "Department").

         (d) This Plan of Merger and Merger Agreement is subject to approval by the Department and by the shareholders of Family Bank and of Republic Security Bank.

         (e) Any holder of Family Common Stock with respect to which dissenters' rights are granted by reason of the merger under Section 658.44, Florida Statutes, and who does not vote in favor of the Merger and who otherwise complies with Section 658.44 ("Family Dissenting Shares") shall not be entitled to receive shares of RSFC Common Stock pursuant to Paragraph (c)(1) hereof, unless such holder fails to perfect, effectively withdraws or loses his right to dissent from the Merger under Section 658.44. Such holder shall be entitled to receive only the payment provided for by Section 658.44. If any such holder so fails to perfect, effectively withdraws or loses his dissenters' rights, his Family Dissenting Shares shall thereupon be deemed to have been converted, as of the Effective Time, into the right to receive shares of RSFC Common Stock pursuant to Paragraph (c)(1) hereof.

IN WITNESS WHEREOF, the parties have duly executed this Plan of Merger and Merger Agreement as of January 7, 1997.


                                              REPUBLIC SECURITY BANK


                                              By: /s/ RUDY E. SCHUPP
                                                  --------------------
                                                  Rudy E. Schupp,
                                                  President


                                              FAMILY BANK


                                              By: /s/ CAROL R. OWEN
                                                  --------------------
                                                  Carol R. Owen,
                                                  President

                                  SCHEDULE 1.1

851 W. Indiantown Road
Jupiter, Florida  33458

5061 W. Atlantic Avenue
Delray Beach, Florida  33484

9860 Alt. A1A
Palm Beach Gardens, Florida  33410

603 Village Blvd.
West Palm Beach, Florida  33407

4871 Okeechobee Blvd.
West Palm Beach, Florida  33417

1301 N. Congress Avenue
Boynton Beach, Florida  33426

7601 N. Federal Highway
Boca Raton, Florida  33487

600 N. Homestead Blvd.
Homestead, Florida  33030

777 South Flagler Drive
West Palm Beach, Florida  33401

                                  SCHEDULE 1.2

5991 Ravenswood Road
Fort Lauderdale, Florida

4991 South State Road #7
Davie, Florida

1220 South State Road #7
Hollywood, Florida

2630 Weston Road
Fort Lauderdale, Florida

12396 West Sunrise Boulevard
Plantation, Florida

18395 Pines Boulevard
Pembroke Pines, Florida

                                  SCHEDULE 2.1
Paula Berliner
1630 Diplomat Parkway
Hollywood, Florida 33019

Joseph D. Cesarotti, Sr.
7210 Gleneagle Drive
Miami Lakes, Florida 33014

H. Gearl Gore
610 Xanadu Place
Jupiter, Florida 33477

Mary Anna Fowler
1845 Royal Palm Way
Boca Raton, Florida 33432

Richard J. Haskins
117 Sea Steppes Court
Jupiter, Florida 33477

Eugene W. Hughes, Jr.
11930 N.W. 21st Street
Pembroke Pines, Florida 33036

Lennart E. Lindahl, Jr.
944 Marlin Circle
Jupiter, Florida 33458

Carol R. Owen
519 Palm Drive
Hallandale, Florida 33009

Richard C. Rathke
364 Golfview Road, #201
North Palm Beach, Florida 33048

Rudy E. Schupp
706 Xanadu Place
Jupiter, Florida 33477

Victor H. Siegel, M.D.
317 Ridge Road
Jupiter, Florida 33477

William F. Spitznagel
19500 Loxahatchee River
Jupiter, Florida 33458

Bruce E. Wiita, M.D.
848 Lakeside Drive
North Palm Beach, Florida 33408

William Wolfson
11848 Fountainside Circle
Boynton Beach, Florida 33437

                                  SCHEDULE 2.2

NAME                   OFFICE
Rudy E. Schupp         Chairman of the Board and Chief Executive Officer:
Carol R. Owen          Chairman of the Board, Broward County
Richard J. Haskins     Executive Vice President
Bruce Keir             Executive Vice President, Broward County
Roger Savage           Senior Vice President, Business Banking
Jon Williams           Divisional Vice President, Loan Administration
Andrew Kirkman         Vice President, Personal Banking
Joan Schimelman        Vice President, Human Resources and Marketing/Advertising
Carla Pollard          Vice President, Controller
Nancy Nadeau           Vice President, Operations Administration
Daniel Benson          Vice President, Business Banking
Terry G. Dahms         Vice President, Mortgage Trading
David Shaffer          Unit Vice President, Consumer Lending
Dotty Perkins          Unit Vice President, Operations
Thomas Good            Unit Vice President, Mortgage Banking
Brendan Boyle          Unit Vice President, Credit Administration
Melissa Chaple         Unit Vice President, Commercial Lending
James Shofner          Unit Vice President, Commercial Lending

The address for each executive officer is:

                  c/o Republic Security Bank
                  4400 Congress Avenue
                  West Palm Beach, Florida  33407


                                  SCHEDULE 3.1
                              FAMILY STOCK OPTIONS
                                                                             NUMBER
                                 DATE OF           EXERCISE PERIOD              OF                    EXTENDED
          OPTIONEE                GRANT        BEGINNING        ENDING        SHARES     PRICE        AMOUNT
          --------             ---------      ----------       ----------    -------    --------     ----------
DIRECTORS (NON-QUALIFIED)
Carol R. Owen                  14-Sep-93      14-Mar-94        14-Mar-2003     550      21.38182     11,760.00
Eugene W. Hughes               14-Sep-93      14-Mar-94        14-Mar-2003     550      21.38182     11,760.00
Louis R. Bianculli             14-Sep-93      14-Mar-94        14-Mar-2003     550      21.38182     11,760.00
Joseph D. Cesarotti            14-Sep-93      14-Mar-94        14-Mar-2003     550      21.38182     11,760.00
Mary Anna Fowler               14-Sep-93      14-Mar-94        14-Mar-2003     550      21.38182     11,760.00
Lynn W. Fromberg               14-Sep-93      14-Mar-94        14-Mar-2003     550      21.38182     11,760.00
Paula Berliner                 14-Sep-93      14-Mar-94        14-Mar-2003     550      21.38182     11,760.00
                                                                              -----                  ---------
                                                                             3,850                   82,320.00
                                                                             =====                   =========

OFFICER (NON-QUALIFIED)

Bruce M. Keir                  25-Feb-94                          24-Oct-2001             2,750      14.87273       40,900.00
                                                                                          -----                     ---------
                                                                                          2,750                     40,900.00
                                                                                          -----                     ---------
DIRECTORS (NON-QUALIFIED)
Carol R. Owen                  13-Apr-94         13-Apr-94        14-Apr-2004             5,819       27.02        157,229.38
Eugene W. Hughes               13-Apr-94         13-Apr-94        14-Apr-2004             5,819       27.02        157,229.38
Louis R. Bianculli             13-Apr-94         13-Apr-94        14-Apr-2004             5,819       27.02        157,229.38
Joseph D. Cesarotti            13-Apr-94         13-Apr-94        14-Apr-2004             5,819       27.02        157,229.38
Mary Anna Fowler               13-Apr-94         13-Apr-94        14-Apr-2004             5,819       27.02        157,229.38
Lynn W. Fromberg               13-Apr-94         13-Apr-94        14-Apr-2004             5,819       27.02        157,229.38
Paula Berliner                 13-Apr-94         13-Apr-94        14-Apr-2004             5,819       27.02        157,229.38
                                                                                          -----                    ----------
                                                                                         40,733                  1,100,605.66
                                                                                         ------                  ------------
OFFICERS (QUALIFIED)
Carol R. Owen                  13-Apr-94         13-Apr-95        13-Apr-2004             5,819       27.02        157,229.38
Bruce M. Keir                  13-Apr-94         13-Apr-95        13-Apr-2004             5,819       27.02        157,229.38
Fred Hertzer                   13-Apr-94         13-Apr-95        13-Apr-2004             5,819       27.02        157,229.38
Joseph C. Dorsey               13-Apr-94         13-Apr-95        13-Apr-2004             3,300       27.02         89,166.00
D. Phillip Stephens            13-Apr-94         13-Apr-95        13-Apr-2004             3,300       27.02         89,166.00
Sandra McNally                 13-Apr-94         13-Apr-95        13-Apr-2004             3,300       27.02         89,166.00
Margaret Denke                 13-Apr-94         13-Apr-95        13-Apr-2004             3,300       27.02         89,166.00
Jonathan Levine                26-Sep-96         26-Sep-97        26-Sep-2006             3,300       32.00        105,600.00
Donald Price                   13-Apr-94         13-Apr-95        13-Apr-2004             1,760       27.02         47,556.20
Matt Korshoff                  26-Sep-96         26-Sep-97        26-Sep-2006             1,760       32.00         58,320.00
Charles Muffler                26-Sep-96         26-Sep-97        26-Sep-2006             1,155       32.00         36,960.00

                                      B-9



Myrtle Corbin                  26-Sep-96         26-Sep-97        26-Sep-2006             1,155       32.00         39,960.00
Paulette Bruno                 13-Apr-94         13-Apr-95        13-Apr-2004             1,155       27.02         31,208.00
Judith Persan                  13-Apr-94         13-Apr-95        13-Apr-2004             1,155       27.02         31,208.00
Linda Bohnert                  13-Apr-94         13-Apr-95        13-Apr-2004             1,155       27.02         31,208.00
Grace Nasto                    13-Apr-94         13-Apr-95        13-Apr-2004             1,155       27.02         31,208.00
Edward Fox, II                 13-Apr-94         13-Apr-95        13-Apr-2004             1,155       27.02         31,208.00
Depathana Dell                 13-Apr-94         13-Apr-95        13-Apr-2004             1,155       27.02         31,208.00
Diane Morgan                   13-Apr-94         13-Apr-95        13-Apr-2004             1,155       27.02         31,208.00
Thresa Sanchez                 13-Apr-94         13-Apr-95        13-Apr-2004             1,155       27.02         31,208.00
Patricia Pattia                13-Apr-94         13-Apr-95        13-Apr-2004             1,155       27.02         31,208.00
                                                                                         50,182                  1,392,620.24
                                                                                         ------                  ------------
                                                                                         97,515                  2,616,445.90
                                                                                         ======                  ============

                                      B-10

                                                                         ANNEX C
            [LETTERHEAD OF RAYMOND JAMES & ASSOCIATES, INC.]


May ___, 1997


Board of Directors
Republic Security Financial Corporation
4400 Congress Avenue
West Palm Beach, Florida  33407-3288


Members of the Board:

     You have requested our opinion as to the fairness from a financial point of view to the shareholders of Republic Security Financial Corporation ("Republic") of the exchange ratio in the proposed merger (the "Merger") of Family Bank ("Family") with and into Republic pursuant to the Agreement and Plan of Merger (the "Agreement") dated as of January 7, 1997. Under the terms of the Agreement, each outstanding share of Family Common Stock will be converted into the right to receive thirteen (13) shares of Republic Common Stock and will be canceled and retired and will cease to exist, all as described in the Agreement.

     Raymond James and Associates, Inc. as part of its investment banking business engages in the valuation of securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporations for other purposes. In the ordinary course of our business as a broker/dealer we may from time to time purchase securities from and sell securities to Republic and/or Family and as a market maker in securities we may from time to time have a long or short position in and buy or sell equity securities of Republic for our own account and for the accounts of our customers. To the extent we have any such positions as of the date of this letter, it has been disclosed to Republic. We have acted exclusively for Republic in rendering this fairness opinion, and for our services, including the rendering of this opinion, Republic will pay us fees upon the issuance of this fairness opinion, the issuance of the fairness opinion at the time the Republic Proxy Statement relating to the Merger is first mailed to the stockholders of Republic, and the closing of the Merger. In addition, Republic has agreed to indemnify us against certain liabilities arising out of our engagement.

     In arriving at our opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Family and Republic ,including, among other things, the following: (i) the Agreement dated January 7, 1997; (ii) Annual Reports to Shareholders for fiscal years 1994 and 1995, respectively of Family and Republic; (iii) certain interim reports to shareholders of Family and Republic; (iv) other financial information concerning the businesses and operations of Family and Republic furnished to us by Family and Republic for purposes of our analysis, including certain financial analyses for Family and Republic prepared by the senior management of Family and Republic, respectively; (v) certain internal financial analyses and forecasts of Republic prepared by the senior management of Republic; (vi) estimates of cost savings to be achieved after the Merger furnished to us by Republic for purposes of our analysis; (vii) plans for the combined company and the strategic objectives of the Merger furnished to us by the senior

Board of Directors
Republic Security Financial Corporation
May___, 1997
Page 2

executives of Republic and Family; (viii) certain publicly available information concerning trading of, and the trading market for, the Republic Common Stock; and (ix) certain publicly available information with respect to banking companies and the nature and terms of certain other transactions that we consider relevant to our inquiry.

     In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available, and we have not attempted independently to verify such information. We have relied upon the management of Family and Republic as to the reasonableness and achieveability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided or discussed with us, and we have assumed with your permission that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We have also relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have also assumed, with your permission and without independent verification, that the aggregate allowances for loan losses for Family and Republic are adequate to cover losses in their respective loan portfolios. We have not made or obtained any evaluations or appraisals of the property of Family or Republic, nor have we examined any individual loan credit files. You have informed us and we have assumed that the Merger will be recorded as a pooling of interest under generally accepted accounting principles. Finally, we express no opinion as to the underlying business decision of Republic to effect the Merger, the availability or advisability of any alternatives to the Merger or the price at which Republic Common Stock will trade subsequent to the effective time of the Merger.

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical, current and projected financial position and results of operations of Family and Republic, (ii) the assets and liabilities of Family and Republic, (iii) the historical market prices and trading activity of the Republic Common Stock, and (iv) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. We have also assumed with your permission that Republic, its subsidiaries and affiliates, are not party to any pending material transactions including, but not limited to, any external financings, recapitalizations, acquisitions or merger discussions, other than the Agreement. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof and any change in such circumstances would require a re-evaluation of this opinion.

It is understood that this letter is for the information of the Board of Directors of Republic in evaluating the proposed Merger, does not constitute a recommendation to any stockholder of Republic as to how such stockholder should vote on the proposed Merger, and is not intended to confer rights or remedies upon Family or the stockholders of Family or the Company. This opinion is not to be quoted or referred to, in whole or in part in any registration statement, prospectus or proxy statement, or any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purpose, without our prior written consent; provided, however, that it is understood that the Company will request our

Board of Directors
Republic Security Financial Corporation
May___, 1997
Page 3


consent to include this opinion in the Republic Securities and Exchange Commission Registration Statement on form S-4 and the Republic and Family joint proxy statement, in each case relating to the Merger, and that we will not unreasonably withhold our consent to such inclusion.

     Based upon and subject to the foregoing, and as of the date of this letter, we are of the opinion that the exchange ratio in the proposed Merger is fair, from a financial point of view, to the holders of Republic Common Stock. Sincerely,


John Forney
Vice President

                                                                         ANNEX D
May ___, 1997

The Board of Directors
Family Bank
1000 East Hallandale Beach Blvd.
Hallandale, FL  33009

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Family Bank, ("Family") and its shareholders of the proposed merger (the "Merger") between Family and Republic Security Financial Corp. ("RSFC").

Pursuant to the Agreement and Plan of Merger (the "Agreement") dated January 7, 1997, Family shall merge with and into RSFC, and each share of Family's issued and outstanding common stock will be converted into and become the right to receive 13 shares, subject to certain adjustments as set forth in the Agreement (the "Exchange Ratio"), of common stock of RSFC. We have assumed that the Merger will qualify as a tax free transaction for the stockholders of Family.

Ryan, Beck & Co., as a customary part of its investment banking business, is engaged in the valuation of banking and savings institutions and their securities in connection with mergers and acquisitions. In conducting our investigation and analysis of this transaction, we have met separately with members of senior management of RSFC and Family to discuss their respective operations, historical financial statements, strategic plans and future prospects. We have reviewed and analyzed material prepared in connection with the Merger, including but not limited to the following: (i) the Merger Agreement and related documents; (ii) drafts of the Joint Proxy Statement / Prospectus prepared in connection with the merger; (iii) RSFC's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1996, March 31, 1995, the nine months ended December 31, 1995 and the fiscal year ended March 31, 1994, and RSFC's Quarterly Reports on Form 10-Q for the periods ended September 30, 1996, June 30, 1996 and March 31, 1996; (iv) Family's unaudited financial statements for the years ended December 31, 1994 and 1995 and Family's audited financial statements for the year ended December 31, 1996; (v) the historical stock prices and trading volume of RSFC's Common Stock; (vi) the publicly available financial data of commercial banking organizations which we deemed generally comparable to RSFC; (vii) the publicly available financial data of commercial banking organizations which we deemed generally comparable to Family; and (viii) the terms of recent acquisitions of commercial banking organizations which we deemed generally comparable to Family. We also conducted or reviewed such other studies, analyses, inquiries and examinations as we deemed appropriate. Ryan, Beck as part of its review of the Merger, also analyzed RSFC's ability to consummate the Merger and considered the future prospects of Family in the event it remained independent.

While we have taken care in our investigation and analyses, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us by the respective institutions or which was publicly available and have not assumed any responsibility for independently verifying such information. We have also relied upon the managements of Family and RSFC as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us and in certain instances we have made certain adjustments to such financial and operating forecasts which in our judgment were appropriate under the circumstances. In addition, we have assumed with your consent that such forecasts and projections reflect the best currently available estimates and judgments of the respective managements. We are not experts in the evaluation of allowances for loan losses. Therefore, we have not assumed any responsibility for making an independent valuation of the adequacy of the allowances for loan losses set forth in the balance sheets of Family and RSFC at December 31, 1996, and we assumed such allowances were adequate and comply fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We also assumed that the Merger in all respects is, and will be consummated in compliance with all laws and regulations applicable to Family and RSFC. We have not made or obtained any independent evaluations or appraisals of the assets and liabilities of either Family or RSFC or the respective subsidiaries, nor have we reviewed any individual loan files of Family or RSFC.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate in the circumstances. In rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger to Family. Our opinion is necessarily based on economic, market and other conditions and projections as they exist and can be evaluated on the date hereof.

We have been retained by the Board of Directors of Family as an independent contractor to act as financial advisor to Family with respect to the Merger and will receive a fee for our services. We have, in the past, provided financial advisory services to RSFC and have received fees for the rendering of such services. In addition, we may actively trade equity securities of RSFC and its respective affiliates for our own account and the account of our customers, and we therefore may from time to time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Family and does not constitute a recommendation to any shareholder of Family as to how such shareholder should vote at any shareholder meeting held in connection with the Merger.

Based upon and subject to the foregoing it is our opinion as investment bankers that the Exchange Ratio in the Merger as provided and described in the Merger Agreement is fair to the holders of Family common stock from a financial point of view.

Very truly yours,


RYAN, BECK & CO., INC.

                                                                      ANNEX E

SECTION 685.44(2)-(5) OF THE FLORIDA BANKING CODE:

(2) Written notice of the meeting of, or proposed written consent action by, the stockholders of each constituent state bank or state trust company shall be given to each stockholder of record, whether or not entitled to vote, and whether the meeting is an annual or a special meeting or whether the vote is to be by written consent pursuant to s. 607.0704, and the notice shall state that the purpose or one of the purposes of the meeting, or of the proposed action by the stockholders without a meeting, is to consider the proposed plan of merger and merger agreement. Except to the extent provided otherwise with respect to stockholders of a resulting bank or trust company pursuant to subsection (7), the notice shall also state that dissenting stockholders will be entitled to payment in cash of the value of only those shares held by the stockholders:

         (a) Which at a meeting of the stockholders are voted against the approval of the plan of merger and merger agreement;

         (b) As to which, if the proposed action is to be by written consent of stockholders pursuant to s. 607.0704, such written consent is not given by the holder thereof; or

         (c) With respect to which the holder thereof has given written notice to the constituent state bank or trust company, at or prior to the meeting of the stockholders or on or prior to the date specified for action by the stockholders without a meeting pursuant to s. 607.0704 in the notice of such proposed action, that the stockholder dissents from the plan of merger and merger agreement.

Hereinafter in this section, the term "dissenting shares" means and includes only those shares, which may be all or less than all the shares of any class owned by a stockholder, described in paragraphs (a), (b), and (c).

(3) On or promptly after the effective date of the merger, the resulting state bank or trust company, or a bank holding company which, as set out in the plan of merger or merger agreement, is offering shares rights, obligations, or other securities or property in exchange for shares of the constituent banks or trust companies, may fix an amount which it considers to be not more than fair market value of the shares of a constituent bank or trust company and which it will pay to the holder of dissenting shares of that constituent bank or trust company and, if it fixes such amount, shall offer to pay such amount to the holders of all dissenting shares of that constituent bank or trust company. The amount payable pursuant to any such offer which is accepted by the holders of dissenting shares, and the amount payable to the holders of dissenting shares pursuant to an appraisal, shall constitute a debt of the resulting state bank or state trust company.

(4) The owners of dissenting shares who have accepted an offer made pursuant to subsection (3) shall be entitled to receive the amount so offered for such shares in cash upon surrendering the stock certificates representing such shares at any time within 30 days after the effective date of the merger, and the owners of dissenting shares, the value of which is to be determined by appraisal, shall be entitled to receive the value of such shares in cash upon surrender of the stock certificates representing such shares at any time within 30 days after the value of such shares has been determined by appraisal made on or after the effective date of the merger.

(5) The value of dissenting shares of each constituent state bank or state trust company, the owners of which have not accepted an offer for such shares made pursuant to subsection (3), shall be determined as of the effective date of the merger by three appraisers, one to be selected by the owners of at least two-thirds of such dissenting shares, one to be selected by the board of directors of the resulting state bank, and the third to be selected by the two so chosen. The value agreed upon by any two of the appraisers shall control and be final and binding on all parties. If, within 90 days from the effective date of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such dissenting shares, the department shall cause an appraisal of such dissenting shares to be made which will be final and binding on all parties. The expenses of appraisal shall be paid by the resulting state bank or trust company.

                                                                         ANNEX F

                                     TEXT OF
                                  AMENDMENT TO
                            ARTICLES OF INCORPORATION


         RESOLVED, that the Articles of Incorporation be amended as follows:

         1.   Article IV thereof is amended in its entirety to read as follows:

              The aggregate number of shares the corporation shall have authority to issue is 120,000,000 shares, consisting of 100,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share. The Preferred Stock consists of 1,000,000 shares of Series B Junior Participating Preferred Stock, 1,035,000 shares of 7% Cumulative Convertible Preferred Stock, Series C, and 17,965,000 shares authorized for designation into series.

         2.   Article V. Section 6 is deleted in its entirety.

                                                                         ANNEX G

                     REPUBLIC SECURITY FINANCIAL CORPORATION

                         1997 PERFORMANCE INCENTIVE PLAN


     The purpose of the Republic Security Financial Corporation 1997 Performance Incentive Plan (the "Plan") is to encourage designated directors, officers and employees of Republic Security Financial Corporation (the "Company") and its subsidiaries to contribute materially to the growth of the Company, thereby benefitting the Company's shareholders, and aligning the economic interests of the participants with those of the shareholders.

     29. ADMINISTRATION

     1. COMMITTEE. The Plan shall be administered and interpreted by a committee (the "Committee") appointed by the Board of Directors of the Company (the "Board"). The Committee shall consist of three or more persons appointed by the Board, all of whom shall be "outside directors" as defined under section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and related Treasury regulations, and "non-employee directors" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     2. COMMITTEE AUTHORITY. The Committee shall have the authority to (i) recommend the individuals to whom grants shall be made under the Plan, (ii) recommend the type, size and terms of the grants to be made to each such individual, (iii) recommend the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) recommend amendments to the terms of any previously issued Grant and (v) deal with any other matters arising under the Plan. All recommendations and decisions of the Committee shall be subject to final approval by majority vote of the directors of the Company who are not employees of the Company ("Non-employee Directors").

     3. COMMITTEE DETERMINATIONS. The Committee shall have full power and authority to administer and interpret the Plan, to make factual determinations and to recommend amendments to such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable. The Committee's interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

     30. GRANTS

     Awards under the Plan may consist of grants of incentive stock options as described in Section 5 ("Incentive Stock Options"), nonqualified stock options as described in Section 5 ("Nonqualified Stock Options") (Incentive Stock Options and Nonqualified Stock Options are collectively referred to as "Options"), restricted stock as described in Section 6 ("Restricted Stock"), stock appreciation rights as described in Section 7 ("SARs"), performance units as described in Section 8 ("Performance Units"), performance shares as described in Section 8 ("Performance Shares"), phantom stock as described in Section 9 ("Phantom Stock"), and dividend equivalents as described in Section 10 ("Dividend Equivalents") (hereinafter collectively referred to as "Grants"). All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with this Plan as the Committee deems appropriate and as are specified in writing by the Committee to the individual in a grant instrument (the "Grant Instrument") or an amendment to the Grant Instrument. The Committee shall approve the form and provisions of each Grant Instrument. Grants under a particular Section of the Plan need not be uniform as among the grantees.

     31. SHARES SUBJECT TO THE PLAN

     1. SHARES AUTHORIZED. Subject to the adjustment specified in Section 3(c) below, the aggregate number of shares of common stock of the Company ("Common Stock") that may be issued or transferred under the Plan is 2,000,000. The shares may be authorized but unissued shares of Common Stock or reacquired shares of Common Stock, including shares purchased by the Company on the open market for purposes of the Plan. If and to the extent Options or SARs granted under the Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised or if any shares of Restricted Stock, Performance Units, Performance Shares or Phantom Stock are forfeited, the shares (if any) subject to such Grants shall again be available for purposes of the Plan.

     2. INDIVIDUAL LIMIT. During any calendar year, no individual may be granted Options or other Grants under the Plan that, in the aggregate, may be settled by delivery of more than 100,000 shares of Common Stock, subject to adjustment as provided in Section 3(c). In addition, with respect to Grants the value of which is based on the Fair Market Value of Common Stock and that may be settled in cash (in whole or in part), no individual may be paid during any calendar year cash amounts relating to such Grants that exceed the greater of the Fair Market Value (as defined in Section 5(b)(iii)) of the number of shares of Common Stock set forth in the preceding sentence either at the date of grant or at the date of settlement. This provision sets forth two separate limitations, so that Grants that may be settled solely by delivery of Common Stock will not operate to reduce the amount or value of cash-only Grants, and vice versa; nevertheless, Grants that may be settled in Common Stock or cash must not exceed either limitation.

     With respect to Grants, the value of which is not based on the Fair Market Value of Common Stock, no individual may receive during any calendar year cash or shares of Common Stock with a Fair Market Value at date of settlement that, in the aggregate, exceeds $1,000,000.

     3. ADJUSTMENTS. If there is any change in the number or kind of shares of Common Stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation in which the Company is the surviving corporation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Common Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Common Stock is substantially reduced as a result of a spinoff or the Company's payment of an extraordinary dividend or distribution, the maximum number of shares of Common Stock available for Grants, the maximum number of shares of Common Stock that any individual participating in the Plan may be granted in any year, the number of shares covered by outstanding Grants, the kind of shares issued under the Plan, and the price per share or the applicable market value of such Grants may be appropriately adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Common Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive. If and to the extent that any such change in the number or kind of shares of Common Stock outstanding is effected solely by application of a mathematical formula (E.G., a 2-for-1 stock split), the adjustment described in this Section 3(c) shall be made and shall occur automatically by application of such formula, without further action by the Committee.

     32. ELIGIBILITY FOR PARTICIPATION

     1. ELIGIBLE PERSONS. All directors, officers and employees of the Company and its subsidiaries ("Participants"), including Non-employee Directors of the Company, shall be eligible to participate in the Plan.

     2. SELECTION OF GRANTEES. The Committee shall select the Participants to receive Grants and shall determine the number of shares of Common Stock subject to a particular Grant, and/or shall establish such other terms and conditions applicable to such Grant, in such manner as the Committee determines. Participants who receive Grants under this Plan shall hereinafter be referred to as "Grantees."

     33. GRANTING OF OPTIONS

     1. NUMBER OF SHARES. The Committee shall determine the number of shares of Common Stock that will be subject to each Grant of Options.

     2. TYPE OF OPTION AND PRICE.

         (i) The Committee may grant Incentive Stock Options that are intended to qualify as "incentive stock options" within the meaning of section 422 of the Code or Nonqualified Stock Options that are not intended so to qualify or any combination of Incentive Stock Options and Nonqualified Stock Options, all in accordance with the terms and conditions set forth herein. Non-employee Directors shall not be eligible to receive Incentive Stock Options.

         (ii) The purchase price (the "Exercise Price") of Common Stock subject to an Option shall be determined by the Committee and may be equal to or greater than the Fair Market Value (as defined below) of a share of Common Stock on the date the Option is granted; provided, however, that an Incentive Stock Option may not be granted to a Participant who, at the time of grant, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company, unless the Exercise Price per share is not less than 110% of the Fair Market Value of Common Stock on the date of grant.

         (iii) The Fair Market Value per share shall be the closing sale price of a share of Common Stock on the NASDAQ National Market (or such other exchange on which the Common Stock may hereafter be listed), or if there is no such sale on the relevant date, then on the last previous day on which a sale was reported.

     3. OPTION TERM. The Committee shall determine the term of each Option. The term of any Option shall not exceed ten years from the date of grant. However, an Incentive Stock Option that is granted to a Participant who, at the time of grant, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company, or any parent or subsidiary of the Company, may not have a term that exceeds five years from the date of grant.

     4. EXERCISABILITY OF OPTIONS. Options shall become exercisable in accordance with such terms and conditions, consistent with the Plan, as may be determined by the Committee and specified in the Grant Instrument or an amendment to the Grant Instrument. The Committee may accelerate the exercisability of any or all outstanding Options at any time for any reason.

     5. TERMINATION OF EMPLOYMENT, DISABILITY OR DEATH.

     1. Except as provided below, an Option may only be exercised while the Grantee is employed by the Company or a member of the Board of Directors. In the event that a Grantee ceases to be so employed (or a member of the Board of Directors) for any reason other than a "disability," death, retirement, or termination by the Company (or, in the case of a Non-employee Director who is nominated for reelection, failure to be reelected by the shareholders), any Option held by the Grantee shall terminate at the close of business on the Grantee's last day of employment (or service as a director).

     2. In the event the Grantee ceases to be employed by the Company because the Grantee is "disabled," the Grantee dies or retires in accordance with the Company's retirement policies, any Option that is otherwise exercisable by the Grantee shall terminate unless exercised within one year after the date on which the Grantee ceases to be employed by the Company (or within such shorter period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term. Any of the Grantee's Options which are not otherwise exercisable as of the date on which the Grantee ceases to be employed by the Company shall terminate as of such date.

     3. In the event the Grantee ceases to be employed by the Company the Grantee's employment is terminated by the Company, with or without cause (or, in the case of a Non-employee

Director, because of the Grantee's failure to be reelected as a director by the shareholders), any Option that is otherwise exercisable by the Grantee shall terminate unless exercised within 90 days after the later to occur of the date on which the Grantee ceases to be employed by the Company or the date on which the Grantee ceases to be a member of the Board of Directors (or within such shorter period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term. Any of the Grantee's Options that are not otherwise exercisable as of the later to occur of the date on which the Grantee ceases to be employed by the Company or the date on which the Grantee ceases to be a member of the Board of Directors shall terminate as of such date.

     4. For purposes of this Section 5(e) and Sections 6, 7 and 8:

         (A) The term "Company" shall mean the Company and its subsidiary corporations.

         (B) "Disability" or "disabled" shall mean a Grantee's becoming disabled within the meaning of section 22(e)(3) of the Code.

     6. EXERCISE OF OPTIONS. A Grantee may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company with payment of the Exercise Price. The Grantee shall pay the Exercise Price for an Option as specified by the Committee (x) in cash, (y) with the approval of the Committee, by delivering shares of Common Stock owned by the Grantee (including Common Stock acquired in connection with the exercise of an Option, subject to such restrictions as the Committee deems appropriate) and having a Fair Market Value on the date of exercise equal to the Exercise Price or (z) by such other method as the Committee may approve, including attestation (on a form prescribed by the Committee) to ownership of shares of Common Stock having a Fair Market Value on the date of exercise equal to the Exercise Price, or payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. In addition, the Committee may authorize loans by the Company to Grantees in connection with the exercise of an Option, upon such terms and conditions that the Committee, in its sole discretion, deems appropriate. Shares of Common Stock used to exercise an Option shall have been held by the Grantee for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the Option. The Grantee shall pay the Exercise Price and the amount of any withholding tax due (pursuant to Section 11) at the time of exercise. Shares of Common Stock shall not be issued upon exercise of an Option until the Exercise Price is fully paid and any required withholding is made.

     7. LIMITS ON INCENTIVE STOCK OPTIONS. Each Incentive Stock Option shall provide that, if the aggregate Fair Market Value of the stock on the date of grant with respect to which Incentive Stock Options are exercisable for the first time by a Grantee during any calendar year, under the Plan or any other stock option plan of the Company or a parent or subsidiary, exceeds $100,000, then the Option, as to the excess, shall be treated as a Nonqualified Stock Option.

     8. DIVIDEND EQUIVALENTS. The Committee may grant dividend equivalents in connection with Options granted under the Plan. Such dividends may be paid currently or accrued as contingent cash obligations and may be payable in cash or shares of Common Stock, upon such terms as the Committee may establish, including the achievement of specific performance goals.

     34. RESTRICTED STOCK GRANTS

     The Committee may issue or transfer shares of Common Stock to a Grantee under a Grant of Restricted Stock, upon such terms as the Committee deems appropriate. The following provisions are applicable to Restricted Stock:

     1. GENERAL REQUIREMENTS. Shares of Common Stock issued or transferred pursuant to Restricted Stock Grants may be issued or transferred for consideration or for no consideration, as determined by the Committee. The Committee may establish conditions under which restrictions on shares of Restricted Stock shall lapse over a period of time or according to such other criteria as the Committee deems appropriate including, without limitation, restrictions based upon the achievement of specific performance goals. The period of time during which the Restricted Stock will remain subject to restrictions will be designated in the Grant Instrument as the "Restriction Period."

     2. NUMBER OF SHARES. The Committee shall determine the number of shares of Common Stock to be issued or transferred pursuant to a Restricted Stock Grant and the restrictions applicable to such shares.

     3. REQUIREMENT OF EMPLOYMENT. If the Grantee ceases to be employed by the Company during the Restriction Period (or, in the case of a Non-employee Director, ceases to be a member of the Board of Directors), or if other specified conditions are not met, the Restricted Stock Grant shall terminate as to all shares covered by the Grant as to which the restrictions have not lapsed at the close of business on the Grantee's last day of employment (or, in the case of a Non-employee Director, the last day on which the Grantee is a director of the Company), and those shares of Common Stock must be immediately returned to the Company. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

     4. RESTRICTIONS ON TRANSFER AND LEGEND ON STOCK CERTIFICATE. During the Restriction Period, a Grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of Restricted Stock except to a Successor Grantee under Section 12(a). Each certificate for a share of Restricted Stock shall contain a legend giving appropriate notice of the restrictions in the Grant. The Grantee shall be entitled to have the legend removed from the stock certificate covering the shares subject to restrictions when all restrictions on such shares have lapsed. The Committee may determine that the Company will not issue certificates for shares of Restricted Stock until all restrictions on such shares have lapsed, or that the Company will retain possession of certificates for shares of Restricted Stock until all restrictions on such shares have lapsed.

     5. RIGHT TO VOTE AND TO RECEIVE DIVIDENDS. Unless the Committee determines otherwise, during the Restriction Period the Grantee shall not have the right to vote shares of Restricted Stock. During the Restriction Period the Grantee shall have the right to receive any dividends or other distributions paid on such shares, subject to any restrictions deemed appropriate by the Committee. Such dividends may be paid currently, accrued as contingent cash obligations, or converted into additional shares of Restricted Stock, upon such terms as the Committee may establish, including the achievement of specific performance goals.

     6. LAPSE OF RESTRICTIONS. All restrictions imposed on Restricted Stock shall lapse upon the expiration of the applicable Restriction Period and the satisfaction of all conditions imposed by the Committee. The Committee may determine, as to any or all Restricted Stock Grants, that the restrictions shall lapse without regard to any Restriction Period.

     35. STOCK APPRECIATION RIGHTS

     1. GENERAL REQUIREMENTS. The Committee may grant SARs to a Grantee separately or in tandem with any Option (for all or a portion of the applicable Option). Tandem SARs may be granted either at the time the Option is granted or at any time thereafter while the Option remains outstanding; provided, however, that, in the case of an Incentive Stock Option, SARs may be granted only at the time of grant of the Incentive Stock Option. The Committee shall establish the base amount of the SAR at the time the SAR is granted. Unless the Committee determines otherwise, the base amount of each SAR shall be equal to the per share Exercise Price of the related Option or, if there is no related Option, the Fair Market Value of a share of Common Stock as of the date of grant of the SAR.

     2. TANDEM SARS. In the case of tandem SARs, the number of SARs granted to a Grantee that shall be exercisable during a specified period shall not exceed the number of shares of Common Stock that the Grantee may purchase upon the exercise of the related Option during such period. Upon the exercise of an Option, the SARs relating to the Common Stock covered by such Option shall terminate. Upon the exercise of SARs, the related Option shall terminate to the extent of an equal number of shares of Common Stock.

     3. EXERCISABILITY. An SAR shall be exercisable during the period specified by the Committee in the Grant Instrument and shall be subject to such vesting and other restrictions as may be specified in the Grant Instrument; provided, however, that the term of the SAR shall not exceed ten years. The Committee may accelerate the exercisability of any or all outstanding SARs at any time for any reason. SARs may only be exercised while the Grantee is employed by the Company (or, in the case of a Non-employee Director, serves as a member of the Board of Directors) or during the applicable period after termination of employment (or, in the case of a Non-employee Director, service as director) as described in
Section 5(e) for Options. For purposes of the preceding sentence, the rules applicable to a tandem SAR shall be the rules applicable under Section 5(e) to the Option to which it relates, and the rules applicable to any other SAR shall be the rules applicable under Section 5(e) and a Nonqualified Stock Option. A tandem SAR shall be exercisable only during the period when the Option to which it is related is also exercisable.

         4. VALUE OF SARS. When a Grantee exercises SARs, the Grantee shall receive in settlement of such SARs an amount equal to the value of the stock appreciation for the number of SARs exercised, payable in cash, Common Stock or a combination thereof. The stock appreciation for an SAR is the amount by which the Fair Market Value of the underlying Common Stock on the date of exercise of the SAR exceeds the base amount of the SAR as described in subsection (a).

     5. FORM OF PAYMENT. The Committee shall determine whether the appreciation in an SAR shall be paid in the form of cash, shares of Common Stock, or a combination of the two, in such proportion as the Committee deems appropriate. For purposes of calculating the number of shares of Common Stock to be received, shares of Common Stock shall be valued at their Fair Market Value on the date of exercise of the SAR. If shares of Common Stock are to be received upon exercise of an SAR, cash shall be delivered in lieu of any fractional share.

     36. PERFORMANCE UNITS AND PERFORMANCE SHARES

     1. GENERAL REQUIREMENTS. The Committee may grant Performance Units or Performance Shares to a Grantee (other than Non-employee Directors). Each Performance Unit/Share shall represent the right of the Grantee to receive an amount based on the value of the Performance Unit/Share, if performance goals established by the Committee are met. A Performance Unit shall have a value based on such measurements or criteria as the Committee determines. A Performance Share shall have a value equal to the Fair Market Value of a share of Common Stock. The Committee shall determine the number of Performance Units/Shares to be granted and the requirements applicable to such Units/Shares.

     2. PERFORMANCE PERIOD AND PERFORMANCE GOALS. When Performance Units/Shares are granted, the Committee shall establish the performance period during which performance shall be measured (the "Performance Period"), performance goals applicable to the Units/Shares ("Performance Goals") and such other conditions of the Grant as the Committee deems appropriate.

     3. PAYMENT WITH RESPECT TO PERFORMANCE UNITS/SHARES. At the end of each Performance Period, the Committee shall determine to what extent the Performance Goals and other conditions of the Performance Units/Shares are met, the value of the Performance Units (if applicable) and the amount, if any, to be paid with respect to the number of Performance Units/Shares that have been earned. Payments with respect to Performance Units/Shares shall be made in cash, in Common Stock, or in a combination of the two, as determined by the Committee.

     4. REQUIREMENT OF EMPLOYMENT. If the Grantee ceases to be employed by the Company during a Performance Period, or if other conditions established by the Committee are not met, the Grantee's Performance Units/Shares shall be forfeited at the close of business on the Grantee's last day of employment. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate. If the Grantee ceases to be employed by the Company after the expiration of a Performance Period but prior to payment, payment shall be made to the Grantee or the Successor Grantee, if applicable.

     37. PHANTOM STOCK

     1. GENERAL REQUIREMENTS. The Committee may grant Phantom Stock to a Grantee in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

     2. VALUE OF PHANTOM STOCK. The Committee shall establish the initial value of the Phantom Stock at the time of grant which may be greater than, equal to or less than the Fair Market Value of a share of Common Stock.

     3. DIVIDEND EQUIVALENTS. The Committee may grant dividend equivalents in connection with Phantom Stock granted under the Plan. Such dividends may be paid currently or accrued as contingent cash obligations and may be payable in cash or shares of Common Stock, upon such terms as the Committee may establish, including the achievement of specific performance goals.

     (d) FORM AND TIMING OF PAYMENT. The Committee shall determine whether the Phantom Stock shall be paid in the form of cash, shares of Common Stock or a combination of the two, in such proportion as the Committee deems appropriate. Cash payments shall be in an amount equal to the Fair Market Value on the payment date of the number of shares of Common Stock equal to the number of shares of Phantom Stock with respect to which payment is made. The number of shares of Common Stock distributed in settlement of a Phantom Stock Grant shall equal the number of shares of Phantom Stock with respect to which settlement is made. Payment shall be made in accordance with the terms and at such times as determined by the Committee at the time of grant.

     (e) REQUIREMENT OF EMPLOYMENT. If the Grantee ceases to be employed by the Company (or, in the case of a Non-employee Director, ceases to be a member of the Board of Directors) prior to becoming vested or otherwise entitled to payment, the Grantee's Phantom Stock shall be forfeited at the close of business on the Grantee's last day of employment (or, in the case of a Non-employee Director, service as a director). The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

     38. DIVIDEND EQUIVALENTS.

     (a) GENERAL REQUIREMENTS. The Committee may grant Dividend Equivalents to a Grantee in such number and upon such other terms, including in either case the achievement of specific performance goals, and at any time and from time to time, as shall be determined by the Committee. Each Dividend Equivalent shall represent the right to receive an amount in cash, or shares of Common Stock having a Fair Market Value, equal to the amount of dividends paid on one share of Common Stock during such period as may be established by the Committee.

     (b) FORM AND TIMING OF PAYMENT. Dividend Equivalents may be paid currently or accrued as contingent cash obligations, upon such terms as the Committee may establish. The Committee shall determine whether Dividend Equivalents shall be paid in the form of cash, shares of Common Stock or a combination of the two, in such proportion as the Committee deems appropriate. The number of any shares of Common Stock payable in satisfaction of Dividend

Equivalents shall be determined by dividing the amount credited to the Grantee with respect to such Dividend Equivalents by the Fair Market Value on the day instructions are given to the Company's Chief Executive Officer or transfer agent to issue or purchase such shares. Cash shall be delivered in lieu of any fractional shares. Payment shall be made at such times as determined by the Committee at the time of grant.

     (c) REQUIREMENT OF EMPLOYMENT. If the Grantee ceases to be employed by the Company (or, in the case of a Non-employee Director, ceases to be a member of the Board of Directors) prior to becoming entitled to payment, the Grantee's Dividend Equivalents shall be forfeited at the close of business on the Grantee's last day of employment (or, in the case of a Non-employee Director, service as a director). The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

     39. WITHHOLDING OF TAXES

     1. REQUIRED WITHHOLDING. All Grants under the Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements. The Company shall have the right to deduct from all Grants paid in cash, or from other wages paid to the Grantee, any federal, state or local taxes required by law to be withheld with respect to such Grants. In the case of Options and other Grants paid in Common Stock, the Company may require the Grantee or other person receiving such shares to pay to the Company the amount of any such taxes that the Company is required to withhold with respect to such Grants, or the Company may deduct from other wages paid by the Company the amount of any withholding taxes due with respect to such Grants.

     2. ELECTION TO WITHHOLD SHARES. If the Committee so permits, a Grantee may elect to satisfy the Company's income tax withholding obligation with respect to an Option, SAR, Restricted Stock, Performance Units, Performance Shares, Phantom Stock or Dividend Equivalents, any of which is paid in Common Stock, by having shares withheld having a Fair Market Value up to an amount that does not exceed the Grantee's maximum marginal tax rate for federal (including FICA), state and local tax liabilities. The election must be in a form and manner prescribed by the Committee and shall be subject to the prior approval of the Committee.

         40.      TRANSFERABILITY OF GRANTS

     1. NONTRANSFERABILITY OF GRANTS. Except as provided below, only the Grantee may exercise rights under a Grant during the Grantee's lifetime. A Grantee may not transfer those rights except by will or by the laws of descent and distribution or, with respect to Grants other than Incentive Stock Options, if permitted in any specific case by the Committee, pursuant to a domestic relations order (as defined under the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the regulations thereunder). When a Grantee dies, the personal representative or other person entitled to succeed to the rights of the Grantee ("Successor Grantee") may exercise such rights which have not been extinguished by the Grantee's death. A Successor Grantee must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution.

     2. TRANSFER OF NONQUALIFIED STOCK OPTIONS. Notwithstanding the foregoing, the Committee may provide in a Grant Instrument that a Grantee may transfer Nonqualified Stock Options to family members or other persons or entities according to such terms as the Committee may determine; provided that the Grantee receives no consideration for the transfer of an Option and the transferred Option shall continue to be subject to the same terms and conditions as were applicable to the Option immediately before the transfer.

     41. GRANTS SUBJECT TO CODE SECTION 162(M)

     (a) PERFORMANCE BASED GRANTS. Any Grant to a Grantee who is a "covered employee" within the meaning of Code Section 162(m), the exercisability or settlement of which is subject to the achievement of performance goals, shall qualify as "qualified performance-based compensation" within the meaning of Code
Section 162(m) and regulations thereunder. The performance goals for such a Grant shall consist of one or more of the business criteria set forth in Section 13(b), below, and a targeted level or levels of performance with respect to such criteria, as specified by the Committee in writing prior to (or within 90 days after commencement of) the applicable performance period. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m)(4)(C) of the Code and regulations thereunder. Performance goals may differ for such Grants to different Grantees. The Committee shall specify the weighting to be given to each performance goal for purposes of determining the final amount payable with respect to any such Grant. The Committee may, in its discretion, reduce the amount of a payout otherwise to be made in connection with such a Grant, but may not exercise discretion to increase such amount. All determinations by the Committee as to the achievement of performance goals shall be certified in writing prior to payment under the Plan, in the form of minutes of a meeting of the Committee or otherwise.

     (b) BUSINESS CRITERIA. Unless and until the Committee proposes for shareholder approval and the Company's shareholders approve a change in the general business criteria set forth in this Section, the attainment of which may determine the amount and/or vesting with respect to Grants, the business criteria to be used for purposes of establishing performance goals for such Grants shall be selected from among the following alternatives, each of which may be based on absolute standards or peer industry group comparatives and may be applied at various organizational levels (E.G., corporate, business unit, branch):

                  (i)      Total shareholder return
                  (ii)     Common Stock price
                  (iii)    Earnings per share
                  (iv)     Dividend payout percentages
                  (v)      Book values
                  (vi)     Return on equity
                  (vii)    Return on capital
                  (viii)   Expense ratios
                  (ix)     Regulatory ratings
                  (x)      Loan production and loan portfolio amounts and mix
                  (xi)     Non-performing assets levels or percentages

                  (xii)    Efficiency ratios
                  (xiii)   Deposit levels or mix
                  (xiv)    CRA achievements
                  (xv)     Employee performance as measured by "shoppers"
                  (xvi)    Customer satisfaction as measured by surveys
                  (xvii)   Market share
                  (xviii)  Personal performance
                  (xix)    Productivity measures
                  (xx)     Completion of key projects

     In the event that Code Section 162(m) or applicable tax and/or securities laws change to permit Committee discretion to alter the governing performance measures without disclosing to shareholders and obtaining shareholder approval of such changes and without thereby exposing the Company to potentially adverse tax or other legal consequences, the Committee shall have sole discretion to make such changes without obtaining shareholder approval.

         42.      DEFERRALS

     The Committee may permit or require a Grantee to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Grantee by virtue of the exercise of any Option or SAR, the lapse or waiver of restrictions applicable to Restricted Stock, the satisfaction of any requirements or objectives with respect to Performance Units/Shares or the vesting or satisfaction of any terms applicable to Phantom Stock or Dividend Equivalents. If any such deferral election is permitted or required, the Committee shall, in its sole discretion, establish rules and procedures for such deferrals.

     43. REQUIREMENTS FOR ISSUANCE OR TRANSFER OF SHARES

     No Common Stock shall be issued or transferred in connection with any Grant hereunder unless and until all legal requirements applicable to the issuance or transfer of such Common Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant made to any Grantee hereunder on such Grantee's undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Common Stock as the Committee shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof, and certificates representing such shares may be legended to reflect any such restrictions. Certificates representing shares of Common Stock issued or transferred under the Plan will be subject to such stop-transfer orders and other restrictions as may be required by applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon.

     44. AMENDMENT AND TERMINATION OF THE PLAN

     1. AMENDMENT. The Committee may amend or terminate the Plan at any time; provided, however, that the Committee shall not amend the Plan without shareholder approval if such approval is required by Section 162(m) of the Code or the rules of any stock exchange on which Common Stock is listed. 1. TERMINATION OF PLAN. The Plan shall terminate on the day immediately preceding the tenth anniversary of its effective date, unless the Plan is terminated earlier by the Committee or is extended by the Committee with the approval of the shareholders.

     2. TERMINATION AND AMENDMENT OF OUTSTANDING GRANTS. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of a Grantee unless the Grantee consents or unless the Committee acts under Section 22(b). The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 22(b) or may be amended by agreement of the Company and the Grantee consistent with the Plan.

     3. GOVERNING DOCUMENT. The Plan shall be the controlling document. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

     45. FUNDING OF THE PLAN

     This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under this Plan. In no event shall interest be paid or accrued on any Grant, including unpaid installments of Grants.

     46. RIGHTS OF PARTICIPANTS

     Nothing in this Plan shall entitle any Participant or other person to any claim or right to be granted a Grant under this Plan, and no Grant shall entitle any Participant or other person to any future Grant. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of the Company or any other employment rights.

     47. NO FRACTIONAL SHARES

     No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Grant. The Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

     48. HEADINGS

     Section headings are for reference only. In the event of a conflict between a title and the content of a Section, the content of the Section shall control.

     49. EFFECTIVE DATE OF THE PLAN.

     This Plan shall be effective on the date of its approval by the shareholders of the Company.

     50. MISCELLANEOUS

     1. GRANTS IN CONNECTION WITH CORPORATE TRANSACTIONS AND OTHERWISE. Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to make Grants under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of any bank or corporation, or assets thereof, including Grants to employees thereof who become Participants, or for other proper corporate purposes, or (ii) limit the right of the Company to grant stock options or make other awards outside of this Plan. Without limiting the foregoing, the Committee may make a Grant to an employee of another corporation who becomes a Participant by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company or any of its subsidiaries in substitution for a stock option or restricted stock grant made by such corporation. The terms and conditions of the substitute grants may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives. The Committee shall prescribe the provisions of the substitute grants.

     2. COMPLIANCE WITH LAW. The Plan, the exercise of Options and SARs and the obligations of the Company to issue or transfer shares of Common Stock under Grants shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. With respect to persons subject to Section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In particular, and without otherwise limiting the provisions of this Section 21(b), no Grantee subject to section 16 of the Exchange Act may exercise any Option or SAR except in accordance with applicable requirements of Rule 16b-3 or its successors under the Exchange Act. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Committee may also adopt rules regarding the withholding of taxes on payments to Grantees. The Committee may, in its sole discretion, agree to limit its authority under this Section.

     3. GOVERNING LAW. The validity, construction, interpretation and effect of the Plan and Grant Instruments issued under the Plan shall exclusively be governed by and determined in accordance with the law of the State of Florida.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the Florida Business Corporation Act empowers a corporation, subject to certain limitations, to indemnify any person who was or is a party to any proceeding by reason of the fact that he was or is a director, officer, employee or agent of the corporation, against liability and expenses actually and reasonably incurred by him in connection with such proceeding, including any appeal thereof, if such party acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct to have been unlawful.

     RSFC's Bylaws provide as follows:

                                   ARTICLE VI
                                 INDEMNIFICATION

               SECTION 1. INDEMNIFICATION. The Corporation, to the full extent not expressly prohibited by law, shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of the Corporation or of any of its subsidiaries or is or was serving at the request of the Corporation or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

               SECTION 2. Without limiting the generality of the foregoing, the Corporation shall indemnify all such directors, officers or employees both as to action in their official capacities and as to action in any other capacity while holding such office (including matters as to which such person shall have been alleged or adjudged to be liable for negligence) except that such indemnification shall not extend to gross negligence or willful misconduct.

               SECTION 3. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

               SECTION 4. AMENDMENT. This Article may not be amended or repealed in a manner which would adversely affect the indemnification rights of a director or officer or former director or officer hereunder; provided, the act or omission which is the basis for the threatened, pending or completed action, suit or proceeding occurred prior to the adoption of the amendment or repeal.

     The Bylaws are not exclusive of any other rights to which any person seeking indemnification from the registrant may be entitled.

     Pursuant to Florida law, the registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the registrant would have the power to indemnify him against such liability under the applicable provisions of the bylaws of the registrant or applicable law. RSFC currently has in place an insurance contract covering the liability of directors and officers as permitted under Florida law.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    EXHIBIT
      NO.
                                   DESCRIPTION

         2(c) Agreement and Plan of Merger, dated as of January 7, 1997, among Republic Security Financial Corporation, Republic Security Bank and Family Bank (included as Annex A to the Joint Proxy Statement/Prospectus) (1)

         (d) Plan of Merger and Merger Agreement, dated as of January 7, 1997, between Republic Security Bank and Family Bank (included as Annex B to the Joint Proxy Statement/Prospectus)

         3(a) Articles of Incorporation, as amended, of Republic Security Financial Corporation (2)

          (b)  Bylaws, as amended, of Republic Security Financial Corporation
               (2)

         4(a) Form of Common Stock certificate of Republic Security Financial Corporation (2)

          (b) Form of Series C Preferred Stock Certificate and Designations, Relative Rights, Preferences and Limitations (3)

          (c) Rights Agreement by and Between Republic Security Financial Corporation and IBJ Schroder Bank and Trust Company (4)

          5    Opinion of Morgan, Lewis & Bockius LLP re: legality (9)

          8    Opinion of Morgan, Lewis & Bockius LLP re: tax matters

         10(a) Employment Agreement between Republic Security Financial
               Corporation and R.E. Schupp, as amended (5)

         (b) Employment Agreement between Republic Security Financial Corporation and Richard J. Haskins, as amended (5)

         (c)   Forms of Supplemental Executive Retirement Plan Agreements (2)

         (d) Supplemental Executive Retirement Program Agreement - Richard J. Haskins (2)

         (e)   Supplemental Executive Retirement Program Agreement - R.E. Schupp
               (2)

         (f)   Restricted Stock Plan (6)

EXHIBIT
NO.                                DESCRIPTION

         (g)   Restricted Stock Plan Agreement - Richard J. Haskins (6)

         (h)   Restricted Stock Plan Agreement - R.E. Schupp (6)

         (i) Stock Appreciation Rights Agreement between Republic Security Financial Corporation and Rudy E. Schupp (7)

         (j) Stock Appreciation Rights Agreement between Republic Security Financial Corporation and Richard J. Haskins (7)

         (k) Stock Appreciation Rights Agreement between Republic Security Financial Corporation and non-employee directors (7)

         (l) Republic Security Financial Corporation 1997 Performance Incentive Plan (included as Annex F to the Joint Proxy Statement/Prospectus)

         (m)   Employment Agreement with Carol Owen (9)

         (n)   Employment Agreement with Bruce Keir (9)

         11    Statement regarding Computation of Per Share Earnings (8)

         12    Statement regarding Computation of Ratios (3)

         13 Annual report to security holders of Republic Security Financial Corporation (8)

         21    Subsidiaries of Republic Security Financial Corporation (8)

         23(a) Consent of Ernst & Young LLP

         (b)   Consent of Raymond James & Associates, Inc. (9)

         (c) Consent of Morgan, Lewis & Bockius LLP (included in its opinions in Exhibits 5 and 8 hereof)

         (d)   Consent of Ryan, Beck & Co. (9)

         25 Powers of Attorney (included on the signature page of the Registration Statement)

         99(a)Form of Proxy of Republic Security Financial Corporation

         99(b)Form of Proxy of Family Bank

All other Exhibits are omitted because they are not applicable.

(1) Incorporated by reference to Form 8-K as filed with the Securities and Exchange Commission on January 13, 1997.
(2) Incorporated by reference to Registration Statement on Form S-1, File No. 2-99505.
(3) Incorporated by reference to Registration Statement on Form S-1, File No. 33-62847.
(4) Incorporated by reference to Form 8-A as filed with the Securities and Exchange Commission on April 27, 1995.
(5) Incorporated by reference to Form 10-K as filed with the Securities and Exchange Commission on June 24, 1994.
(6) Incorporated by reference to Form 10-K as filed with the Securities and Exchange Commission on June 28, 1990.
(7) Incorporated by reference to Form 10-K as filed with the Securities and Exchange Commission on March 28, 1996.
(8) Incorporated by reference to Form 10-K as filed with the Securities and Exchange Commission on March 19, 1997.
(9) Previously filed.


ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the

Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (c) (1) The undersigned registrant hereby undertakes as follows: prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida on the 15th day of May, 1997.


                     REPUBLIC SECURITY FINANCIAL CORPORATION


                                    By: /s/ RUDY E. SCHUPP
                                        ------------------------------
                                        Rudy E. Schupp, Chairman of the Board,
                                        President, Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                                        TITLE                   DATE

/s/ RUDY E.SCHUPP             Chairman of the Board,               May 15, 1997
-----------------------       President, Chief Executive
Rudy E. Schupp                Officer and Director


       *
-----------------------       Executive Vice President,            May 15, 1997
Richard J. Haskins            Principal Financial and
                              Accounting Officer and
                              Director
        *
-----------------------       Director                             May 15, 1997
H. Gearl Gore


         *                    Director                             May 15, 1997
-----------------------
Lennart E. Lindahl, Jr.


         *                    Director                             May 15, 1997
-----------------------
Richard C. Rathke


         *                    Director                             May 15, 1997
-----------------------
Victor H. Siegel


                              Director                             May 15, 1997
-----------------------
William F. Spitznagel

          *                   Director                             May 15, 1997
------------------------
Bruce E. Wiita


          *                   Director                             May 15, 1997
------------------------
William Wolfson



---------------------

* By: /s/RUDY E. SCHUPP
     -----------------------
     Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION

        8         Opinion of Morgan, Lewis & Bockius LLP re: tax matters

      23(a)       Consent of Ernst & Young LLP

      99(a)       Form of Proxy of Republic Security Financial Corporation

      99(b)       Form of Proxy of Family Bank